 Filed Pursuant to Rule 424(b)(3)
 Registration No. 333-250045
PROSPECTUS
Lordstown Motors Corp.
Up to 72,133,238 Shares of Class A Common Stock
Up to 2,314,418 Shares of Class A Common Stock Issuable Upon Exercise of Warrants
Up to 2,314,418 Warrants

This prospectus relates to the issuance by us of up to an aggregate of up to 2,314,418 shares of our Class A common stock, $0.0001 par value per share (“Class A common stock”), that are issuable upon the exercise of 2,314,418 warrants (the “Private Placement Warrants”) originally issued in a private placement in connection with the initial public offering of DiamondPeak Holdings Corp. (“DiamondPeak”). We will receive the proceeds from any exercise of any Private Placement Warrants for cash.
This prospectus also relates to the offer and sale from time to time by the selling securityholders named in this prospectus (the “Selling Securityholders”) of (i) up to 72,133,238 shares of Class A common stock (including up to 1,220,230 shares of Class A common stock that have been issued and up to 2,314,418 shares of Class A common stock that may be issued upon exercise of the Private Placement Warrants and up to 1,649,489 shares of Class A common stock that may be issued upon exercise of BGL Warrants (as defined below)) and (ii) up to 2,314,418 Private Placement Warrants. We will not receive any proceeds from the sale of any shares of Class A common stock or Private Placement Warrants by the Selling Securityholders pursuant to this prospectus.
We are registering the securities for resale pursuant to the Selling Securityholders’ registration rights under certain agreements between us and the Selling Securityholders. Our registration of the securities covered by this prospectus does not mean that the Selling Securityholders will offer or sell any of the securities. The Selling Securityholders may sell the shares of Class A common stock and Private Placement Warrants covered by this prospectus in a number of different ways and at varying prices. We provide more information about how the Selling Securityholders may sell the securities in the section entitled “Plan of Distribution.”
Our Class A common stock is listed on the Nasdaq Global Select Market under the symbol “RIDE.” On April 5, 2022, the closing price of our Class A common stock was $3.38 per share.

See the section entitled “Risk Factors” beginning on page 5 of this prospectus to read about factors you should consider before buying our securities.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is April 6, 2022.

i

ABOUT THIS PROSPECTUS
This prospectus is part of a registration statement on Form S-1 that we filed with the Securities and Exchange Commission (the “SEC”) using the “shelf” registration process. Under this shelf registration process, the Selling Securityholders may, from time to time, sell the securities offered by them described in this prospectus. We will not receive any proceeds from the sale by such Selling Securityholders of the securities offered by them described in this prospectus. This prospectus also relates to the issuance by us of the shares of Class A common stock issuable upon the exercise of the Private Placement Warrants. We will receive proceeds from any exercise of the Private Placement Warrants or the BGL Warrants (as defined below) for cash.
You should rely only on the information provided in this prospectus, as well as the information incorporated by reference into this prospectus and any applicable prospectus supplement. Neither we nor the Selling Securityholders have authorized anyone to provide you with different information. Neither we nor the Selling Securityholders have authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus or any applicable prospectus supplement or any free writing prospectuses prepared by or on behalf of us or to which we have referred you. Neither we nor the Selling Securityholders take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. You should not assume that the information in this prospectus or any applicable prospectus supplement is accurate as of any date other than the date of the applicable document. Since the date of this prospectus and the documents incorporated by reference into this prospectus, our business, financial condition, results of operations and prospects may have changed. Neither we nor the Selling Securityholders will make an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.
We may also provide a prospectus supplement or post-effective amendment to the registration statement to add information to, or update or change information contained in, this prospectus. You should read both this prospectus and any applicable prospectus supplement or post-effective amendment to the registration statement together with the additional information to which we refer you in the section of this prospectus entitled “Where You Can Find More Information.”
On October 23, 2020 (the “Closing Date”), DiamondPeak Holdings Corp., our predecessor company (“DiamondPeak”), consummated the previously announced merger pursuant to the Agreement and Plan of Merger, dated as of August 1, 2020 (the “Business Combination Agreement”), by and among DiamondPeak, DPL Merger Sub Corp. (“Merger Sub”) and Lordstown Motors Corp. (“Legacy Lordstown” and now known as Lordstown EV Corporation), pursuant to which Merger Sub merged with and into Legacy Lordstown, with Legacy Lordstown surviving the merger as a wholly-owned subsidiary of DiamondPeak (the “Merger” and, together with the other transactions contemplated by the Business Combination Agreement, the “Business Combination”). On the Closing Date, and in connection with the closing of the Business Combination (the “Closing”), DiamondPeak changed its name to Lordstown Motors Corp.
Unless the context indicates otherwise, references in this prospectus to the “Company,” “Lordstown,” “we,” “us,” “our” and similar terms refer to Lordstown Motors Corp. (f/k/a DiamondPeak Holdings Corp.) and its consolidated subsidiaries (including Legacy Lordstown). References to “DiamondPeak” refer to our predecessor company prior to the consummation of the Business Combination.
This prospectus contains our registered and unregistered trademarks and service marks, as well as trademarks and service marks of third parties. Solely for convenience, these trademarks and service marks are referenced without the ®, ™ or similar symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks and service marks. All brand names, trademarks and service marks appearing in this prospectus are the property of their respective holders.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains statements that are forward-looking and as such are not historical facts. This includes, without limitation, statements regarding the financial position, capital structure, dividends, indebtedness, business strategy and plans and objectives of management for future operations. These statements constitute projections, forecasts and forward-looking statements, and are not guarantees of performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this prospectus, words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “strive,” “target,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.
These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of the assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Factors that may cause such differences include, but are not limited to:
•
our ability to consummate and realize the benefits from our pending transactions with Foxconn under the Asset Purchase Agreement (as described in “Business — Overview”), that is subject to various conditions to closing, including the entry into a contract manufacturing agreement and the receipt of regulatory approvals, and our ability to enter into a joint product development agreement or similar agreement and appropriate funding structure;

•
our ability to continue as a going concern, which requires us to manage costs and obtain significant additional funding well in advance of our target of third quarter 2022 for the start of commercial production and sale of the Endurance, and our ability to raise such funding on a reasonable timeline and with suitable terms;

•
our ability to raise sufficient capital in the future in order to invest in the tooling that we expect will enable us to eventually lower the Endurance bill of materials cost, continued design enhancements of the Endurance and any future vehicles we may develop;

•
the cost and other impacts of litigation, claims, regulatory proceedings, investigations, complaints, product liability claims and/or adverse publicity, which may have a material adverse effect, whether or not successful or valid, on our business prospects and ability to obtain financing;

•
our ability to execute our business plan, including market acceptance of our planned products;

•
risks related to our limited operating history, the rollout of our business and the timing of expected business milestones, including our ability to complete the engineering of the Endurance and retooling of the production facility, to establish appropriate supplier relationships, to successfully complete testing, homologation and certification and to start production of the Endurance, in accordance with our projected timeline;

•
our ability to source and maintain suppliers for our critical components and the terms of such arrangements, our ability to complete building out our supply chain. and invest in tooling;

•
the availability and cost of raw materials and components, particularly in light of current supply chain disruptions, inflation, and the consequences of such shortages on testing and other activities, which could present challenges that impact the timing of our commercial production;

•
our ability to obtain binding purchase orders and build customer relationships, including uncertainties as to whether and to what degree we are able to convert previously-reported nonbinding pre-orders and other indications of interest in our vehicle into binding orders and ultimately sales;

•
our ability to deliver on the expectations of customers with respect to the pricing, performance, quality, reliability, safety and efficiency of the Endurance and to provide the levels of service and support that they will require;

•
our ability to conduct business using a direct sales model, rather than through a dealer network used by most other OEMs;

•
the effects of competition on our ability to market and sell vehicles;

•
our ability to attract and retain key personnel;

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our business, expansion plans, strategic alliances and opportunities;

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the pace and depth of electric vehicle adoption generally;

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our expectations regarding our ability to obtain and maintain intellectual property protection and not infringe on the rights of others;

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our ability to obtain required regulatory approvals and changes in laws, regulatory requirements, governmental incentives and fuel and energy prices;

•
the impact of health epidemics, including the COVID-19 pandemic, on our business, the other risks we face and the actions we may take in response thereto;

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cybersecurity threats and compliance with privacy and data protection laws;

•
failure to timely implement and maintain adequate financial, information technology and management processes and controls and procedures;

•
the possibility that we may be adversely affected by other economic, business and/or competitive factors; and

•
other risks and uncertainties described in this prospectus, including those under the section entitled “Risk Factors,” and that may be set forth in any subsequent filing, including under any similar caption.

The forward-looking statements contained in this prospectus are based on our current expectations and beliefs concerning future developments and their potential effects on us, as well as assumptions made by and information currently available to our management, and speak only as of the date of this prospectus.
There can be no assurance that future developments affecting us will be those that we have anticipated. Except as required under the federal securities laws and rules and regulations of the SEC, we expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein, or to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

SUMMARY
This summary highlights selected information appearing elsewhere in this prospectus. Because it is a summary, it may not contain all of the information that may be important to you. To understand this offering fully, you should read this entire prospectus carefully, including the information set forth under the heading “Risk Factors” and in our financial statements, together with any accompanying prospectus supplement.
Lordstown Motors Corp.
Our mission is to accelerate electric vehicle adoption and to be a catalyst in the transition of commercial fleets to all-electric vehicles for a more sustainable future. We are an electric vehicle (“EV”) innovator focused on developing high-quality light-duty work vehicles. We believe we are one of the only North American light duty original equipment manufacturers (“OEMs”) focused solely on EVs for commercial fleet customers. We believe the large commercial fleet market presents a unique opportunity to target with vehicles designed specifically for the needs of these customers. We are implementing a strategy designed to accelerate the launch of new commercial EVs. This includes working on our own vehicle programs as well as partnering with third parties as we seek to leverage our experience, our proprietary and open-source technologies and our existing vehicle platform to more efficiently develop and launch electric vehicles, to enhance capital efficiency and achieve profitability sooner.
Since inception, we have been developing our flagship vehicle, the Endurance, an electric full-size pickup truck. We are building pre-production vehicles (“PPV”) for testing, validation, certification, and regulatory approvals during the first half of 2022. Subject to raising sufficient capital, completion of the transactions under the Asset Purchase Agreement with Foxconn (discussed below), and satisfactory completion of testing and receipt of regulatory approvals, we expect commercial production and sales of the Endurance to begin in the third quarter of 2022. We intend to leverage our advanced technologies and highly talented team to develop additional all-electric vehicles targeted for the commercial market.
Background
Our company was originally known as DiamondPeak Holdings Corp. On October 23, 2020, DiamondPeak consummated the Business Combination with Legacy Lordstown pursuant to the Business Combination Agreement, dated as of August 1, 2020, among DiamondPeak, Merger Sub and Legacy Lordstown. In connection with the Closing of the Business Combination, DiamondPeak changed its name to Lordstown Motors Corp. The Business Combination has been accounted for as a reverse recapitalization in accordance with U.S. generally accepted accounting principles (“GAAP”). Under this method of accounting, DiamondPeak was treated as the “acquired” company for financial reporting purposes. Operations prior to the Business Combination are those of Legacy Lordstown and the historical financial statements of Legacy Lordstown became the historical financial statements of the combined company, upon the consummation of the Business Combination.
Pursuant to the Business Combination Agreement, at the effective time of the Merger (the “Effective Time”), each share of common stock, par value $0.0001 per share, of Legacy Lordstown (“Legacy Lordstown common stock”) issued and outstanding at the Effective Time converted into 55.8817 shares of our Class A common stock (the “Exchange Ratio”). The per share stock consideration that a stockholder of Legacy Lordstown received pursuant to the Business Combination Agreement is referred to as the “Merger Consideration.”
Also at the Effective Time, (i) each outstanding share of Class B common stock, $0.0001 par value, of DiamondPeak (the “Class B common stock” or “founder shares”) converted into one share of Class A common stock, resulting in an issuance of 7,000,000 shares of Class A common stock in the aggregate and (ii) each convertible promissory note issued by Legacy Lordstown evidencing indebtedness of an aggregate of $40.0 million plus accrued interest (the “Convertible Promissory Notes”) automatically converted, in accordance with the terms thereof, into shares of Class A common stock at a price of $10.00 per share, resulting in an issuance of 4,031,830 shares of Class A common stock in the aggregate.
Each stock option to purchase Legacy Lordstown common stock (each, a “Legacy Lordstown Option”) that was outstanding immediately prior to the Effective Time, whether vested or unvested,

automatically converted into an option (each, an “Exchanged Option”) to purchase a number of shares of Class A common stock equal to the product of (x) the number of shares of Legacy Lordstown common stock subject to such Legacy Lordstown Option and (y) the Exchange Ratio, at an exercise price per share equal to (A) the exercise price per share of Legacy Lordstown common stock of such Legacy Lordstown Option immediately prior to the Effective Time divided by (B) the Exchange Ratio. Following the Effective Time, each Exchanged Option continues to be governed by the same terms and conditions (including vesting and exercisability terms) as were applicable to the corresponding Legacy Lordstown Option immediately prior to the Effective Time.
In connection with the entry into the Business Combination Agreement, we entered into separate Subscription Agreements, each dated as of August 1, 2020 (the “Subscription Agreements”), with certain qualified institutional buyers and accredited investors (the “PIPE Investors”), including GM EV Holdings LLC (together with General Motors LLC and their respective affiliates, as applicable, “GM”). Pursuant to the Subscription Agreements, among other things, we sold an aggregate of 50,000,000 shares of Class A common stock to the PIPE Investors in a private placement for a purchase price of $10.00 per share, and aggregate consideration of $500 million (the “PIPE Investment” and, together with the Business Combination, the “Transactions”). The proceeds from the PIPE Investment provided us with additional capital. See “Certain Relationships and Related Party Transactions — PIPE Investment” for further discussion.
Concurrently with the Closing, we issued to Brown Gibbons Lang & Company (“BGL”) the warrants entitling BGL to purchase, in the aggregate, 1,649,489 shares of Class A common stock (the “BGL Warrants”).
On January 27, 2021, we redeemed all of the public warrants (the “Public Warrants”) originally issued in the initial public offering in March 2019 (the “Initial Public Offering”) that remained outstanding. The BGL Warrants and the private placement warrants issued to DiamondPeak’s sponsor, DiamondPeak Sponsor LLC (the “Sponsor”), and certain funds and accounts managed by subsidiaries of BlackRock, Inc. (collectively, the “Anchor Investor”) (including any such warrants transferred to the Sponsor’s or Anchor Investor’s affiliates, the “Private Placement Warrants”) were not subject to redemption and as of March 1, 2022, 2,314,418 Private Placement Warrants and 1,649,489 BGL Warrants were outstanding. Prior to the redemption, the term “Warrants” collectively refers to the Public Warrants, the Private Placement Warrants and the BGL Warrants and, after the redemption, collectively refers to the Private Placement Warrants and the BGL Warrants.
The rights of holders of our Class A common stock and Warrants are governed by our second amended and restated certificate of incorporation (the “Charter”), our amended and restated bylaws (the “Bylaws”), the Delaware General Corporation Law (the “DGCL”) and a warrant agreement between American Stock Transfer & Trust Company, as warrant agent, and us (the “Warrant Agreement”). See the section entitled “Description of Securities.”
Corporate Information
The mailing address of our principal executive office is 2300 Hallock Young Road, Lordstown, Ohio 44481. Our telephone number is (234) 285-4001. Our website address is www.lordstownmotors.com. Our Class A common stock is listed on the NASDAQ Global Stock Market under the symbol “RIDE.” Information contained on our website or connected thereto does not constitute part of, and is not incorporated by reference into, this prospectus.

THE OFFERING
Issuer . . . . . . . . . . . . . . . . . . .
Lordstown Motors Corp. (f/k/a DiamondPeak Holdings Corp.).
Issuance of Class A Common Stock
Shares of Class A Common Stock Offered by Us. . . . . . .
2,314,418 shares of Class A common stock, issuable upon the exercise of Private Placement Warrants.
Shares of Class A Common Stock Outstanding Prior to Exercise of All Warrants. . . .
196,452,683 shares (as of March 1, 2022).
Shares of Class A Common Stock Outstanding Assuming Exercise of All Warrants . . . .
200,416,590 shares (based on total shares outstanding as of March 1, 2022).
Exercise Price of Warrants. . . .
$11.50 per share for the Private Placement Warrants and $10.00 per share for the BGL Warrants, each subject to adjustment as described herein. See “Description of Securities — Warrants” for further discussion.
Use of Proceeds . . . . . . . . . . . .
We will receive up to an aggregate of approximately $43.1 million from the exercise of the Warrants, assuming the exercise in full of all of the Warrants for cash. We expect to use the net proceeds from the exercise of the Warrants for general corporate purposes. See “Use of Proceeds” for further discussion.
Resale of Class A Common Stock and Private Placement Warrants
Shares of Class A Common Stock Offered by the Selling Securityholders. . . . . . . . . .
72,133,238 shares of Class A common stock (including up to 3,963,907 shares of Class A common stock that may be issued upon exercise of the Private Placement Warrants and BGL Warrants).
Warrants Offered by the Selling Securityholders. . . . . . . . . .
2,314,418 Private Placement Warrants.
Redemption. . . . . . . . . . . . . .
The Private Placement Warrants are redeemable in certain circumstances. See “Description of Securities — Warrants” for further discussion.
Use of Proceeds . . . . . . . . . . . .
We will not receive any proceeds from the sale of shares of Class A common stock or Private Placement Warrants by the Selling Securityholders.
Lock-Up Restrictions . . . . . . . .
Certain of our stockholders are subject to certain restrictions on transfer until the termination of applicable lock-up periods. See “Certain Relationships and Related Party Transactions” for further discussion.
Market for Class A Common Stock and Warrants . . . . . . . .
Our Class A common stock is currently traded on the Nasdaq Global Select Market under the symbol “RIDE.” We currently do not intend to list the Private Placement Warrants offered hereby or the BGL Warrants on any stock exchange or stock market.
Risk Factors. . . . . . . . . . . . . .
See “Risk Factors” and other information included in this prospectus for a discussion of factors you should consider before investing in our securities.

RISK FACTORS
Investing in our securities involves risks. Before you make a decision to buy our securities, in addition to the risks and uncertainties discussed above under “Cautionary Note Regarding Forward-Looking Statements,” you should carefully consider the specific risks set forth herein or in any accompanying prospectus supplement. If any of these risks actually occur, it may materially harm our business, financial condition, liquidity and results of operations. As a result, the market price of our securities could decline, and you could lose all or part of your investment. Additionally, the risks and uncertainties described in this prospectus or any prospectus supplement are not the only risks and uncertainties that we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may become known or material and adversely affect our business.
Summary Risk Factor
Investing in our Class A common stock involves a high degree of risk because our business is subject to numerous risks and uncertainties, as fully described below. The principal factors and uncertainties that make investing in our Class A common stock risky include, among others:
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The Foxconn Transactions (as described in “Business — Overview”) which are subject to various conditions to closing, including the entry into the Contract Manufacturing Agreement (as defined in “— Risks Related to Our Business Operations and Industry”) and the receipt of regulatory approvals, and our ability to enter into a joint product development agreement or similar agreement and appropriate funding structure;

•
our ability to continue as a going concern, which requires us to manage costs and obtain significant additional funding well in advance of our target of third quarter 2022 for the start of commercial production and sale of the Endurance, and our ability to raise such funding on a reasonable timeline and with suitable terms;

•
our ability to raise sufficient capital in the future in order to invest in the tooling that we expect will enable us to eventually lower the Endurance bill of materials cost, continued design enhancements of the Endurance and any future vehicles we may develop;

•
the cost and other impacts of litigation, claims, regulatory proceedings, investigations, complaints, product liability claims and/or adverse publicity, which may have a material adverse effect, whether or not successful or valid, on our business prospects and ability to obtain financing;

•
our ability to execute our business plan, including market acceptance of our planned products;

•
risks related to our limited operating history, the rollout of our business and the timing of expected business milestones, including our ability to complete the engineering of the Endurance and retooling of the production facility, to establish appropriate supplier relationships, to successfully complete testing, homologation and certification and to start production of the Endurance, in accordance with our projected timeline;

•
our ability to source and maintain suppliers for our critical components and the terms of such arrangements, our ability to complete building out our supply chain, and invest in tooling;

•
the availability and cost of raw materials and components, particularly in light of current supply chain disruptions, inflation, and the consequences of such shortages on testing and other activities, which could present challenges that impact the timing of our commercial production;

•
our ability to obtain binding purchase orders and build customer relationships, including uncertainties as to whether and to what degree we are able to convert previously-reported nonbinding pre-orders and other indications of interest in our vehicle into binding orders and ultimately sales;

•
our ability to deliver on the expectations of customers with respect to the pricing, performance, quality, reliability, safety and efficiency of the Endurance and to provide the levels of service and support that they will require;

•
our ability to conduct business using a direct sales model, rather than through a dealer network used by most other OEMs;

•
the effects of competition on our ability to market and sell vehicles;

•
our ability to attract and retain key personnel;

•
our business, expansion plans, strategic alliances and opportunities;

•
the pace and depth of electric vehicle adoption generally;

•
our expectations regarding our ability to obtain and maintain intellectual property protection and not infringe on the rights of others;

•
our ability to obtain required regulatory approvals and changes in laws, regulatory requirements, governmental incentives and fuel and energy prices;

•
the impact of health epidemics, including the COVID-19 pandemic, on our business, the other risks we face and the actions we may take in response thereto;

•
cybersecurity threats and compliance with privacy and data protection laws;

•
failure to timely implement and maintain adequate financial, information technology and management processes and controls and procedures; and

•
the possibility that we may be adversely affected by other economic, business and/or competitive factors.

Risks Related to Our Business Operations and Industry
The transactions contemplated with Foxconn under the Asset Purchase Agreement are subject to closing conditions, including further negotiation of the Contract Manufacturing Agreement, the Lordstown Facility Lease and regulatory approvals, and may not be consummated, provide the benefits that we seek and no assurances can be given that we will enter into a joint product development agreement or other agreements with Foxconn.
On November 10, 2021, we entered into an Asset Purchase Agreement (the “APA” or “Asset Purchase Agreement”) with Foxconn EV Technology, Inc., an Ohio corporation (“Foxconn Ohio”) and affiliate of Hon Hai Technology Group (“Foxconn”). The closing of the APA is subject to certain conditions, including (a) the parties entering into a contract manufacturing agreement (the “Contract Manufacturing Agreement”), pursuant to which Foxconn would manufacture the Endurance at the Lordstown facility, and a lease (“Lordstown Facility Lease”), under which we would lease up to 30,000 square feet of space located at the Lordstown, Ohio facility from Foxconn for our Ohio-based employees and (b) receipt of a communication that the Committee on Foreign Investment in the United States (“CFIUS”) has concluded that the transaction is not a “covered transaction” or that CFIUS has completed its review of the transaction and determined there are no national security concerns with the transaction. If the APA is terminated or if the transaction does not close prior to the later of (i) April 30, 2022 and (ii) 10 days after the transaction is cleared by CFIUS, we are obligated to repay the down payments to Foxconn plus accrued interest. Furthermore, among other conditions, we are required to maintain a minimum cash balance of $30 million. We have granted Foxconn a first priority security interest in substantially all of our assets to secure the repayment and other obligations under the APA. Should we default on our obligations or the APA does not close, we are unlikely to have sufficient available cash to repay Foxconn’s down payments. As a result, Foxconn may exercise its rights under the APA, including, but not limited to foreclosing on its liens on some or substantially all of the Company’s assets. Under such circumstances, we would not likely be able to continue as a going concern or realize any value from our assets.
We require the funding, operational and supply chain support that we expect to receive from the transactions contemplated by the Asset Purchase Agreement (the “Foxconn Transactions”) (see “Business — Foxconn Transactions”), as well as a joint product development agreement and an appropriate funding structure that enables us to raise substantial additional capital necessary to bring the Endurance into production and to fund future vehicle development.
Because the APA is subject to conditions to closing, including the further negotiation of additional agreements and regulatory and other matters that are outside of our control, there is no assurance that we will complete any of the transactions contemplated by the APA. Further, the Contract Manufacturing

Agreement, Lordstown Facility Lease, and any additional agreements related to financing or joint product development are subject to the negotiation of terms satisfactory to both parties. No assurances can be given as to the timing or completion of any such agreements or the extent to which such agreements would be on terms favorable to us. If we are unable to successfully complete the contemplated transactions and relationship with Foxconn on a timely basis, our business plan, financial condition and results of operations would be materially and adversely impaired.
Furthermore, we cannot predict whether we will be able to fully realize the anticipated benefits from any aspects of our contemplated relationship with Foxconn, particularly since Foxconn has a limited operating history manufacturing EVs. A variety of other factors, including our need for additional financing, supply chain disruptions, and the consequences of these factors on testing and other activities, could present challenges that impact the timing and cost of our commercial production.
We require significant additional capital to implement our business plan, and it may not be available on acceptable terms, if at all, creating substantial doubt as to our ability to continue as a going concern.
The design, manufacture and sale of vehicles is a capital-intensive and complex business. Our business plan to design, produce, sell and service the Endurance and any additional vehicles requires substantial additional capital for, and well in advance of, commencing commercial production at reasonable scale. Even if the Foxconn Transactions are consummated in accordance with the current terms and on the anticipated timeline, we will need additional funding to continue our development efforts and maintain our current plans and timeline for commercial production. The amounts required are significant and we believe will be very difficult to raise without an additional investment from, or participation by, Foxconn in such a funding.
The opinion of our independent registered public accountants on our audited financial statements as of and for the year ended December 31, 2021 contains an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern. Our ability to continue as a going concern is dependent on our ability to complete the development of our electric vehicles, obtain regulatory approval, raise substantial capital, begin commercial scale production and launch the sale of such vehicles. As our current level of cash and cash equivalents is not sufficient to fund commercial scale production and the launch of sale of such vehicles, there is substantial doubt regarding our ability to continue as a going concern for a period of at least one year from the date of issuance of the consolidated financial statements included in this prospectus. If we are not able to continue as a going concern, or if there is continued doubt about our ability to do so, the value of your investment would be materially and adversely affected, or perhaps may not have any value.
To alleviate these conditions, management is delaying certain expenditures in order to fund operations at reduced levels, pursuing the Foxconn Transactions and additional Foxconn arrangements, and evaluating various funding alternatives, including seeking to raise additional funds through the issuance of equity, mezzanine or debt securities, through arrangements with strategic partners or through obtaining financing from government or financial institutions. However, thus far, our access to additional capital has been limited. Numerous factors, including the significant amount of capital required, the fact that our bill of materials is currently, and expected to continue to be, substantially higher than our anticipated selling price, uncertainty surrounding regulatory approval and the performance of the vehicle, along with meaningful exposure to material losses related to ongoing litigation and the SEC investigation, among other factors are impeding our ability to raise capital. There can be no assurances that we will raise sufficient additional capital as and when needed.
On July 23, 2021, we entered into an equity purchase agreement (the “Equity Purchase Agreement”) with YA II PN, LTD. (“YA”), pursuant to which YA has committed to purchase up to $400 million in shares of our Class A common stock, subject to certain limitations and conditions set forth in the Equity Purchase Agreement. The Equity Purchase Agreement is subject to certain limitations and conditions. The actual amount that we can raise under this facility will depend on market conditions as well as limitations in the agreement. In particular, at current market prices of our shares of Class A common stock, without stockholder approval, we cannot issue or sell to YA shares of our Class A common stock in excess of 35,144,690 shares (the “Exchange Cap”), which would limit the amount of funds we are able to raise to significantly less than the $400 million commitment under the Equity Purchase Agreement.

As we seek additional sources of financing, there can be no assurance that such financing would be available to us on favorable terms or at all. Our ability to obtain additional financing in the debt and equity capital markets is subject to several factors, including market and economic conditions, our performance and investor sentiment with respect to us and our industry.
These factors may make the timing, amount, terms or conditions of additional financings unattractive to us. If we raise additional funds by issuing equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to the rights of our currently issued and outstanding equity or debt, and our existing stockholders may experience dilution, which may be substantial. We believe, given the financial and operational challenges we are facing, it is likely that we would issue preferred stock or debt, which may be secured. Such preferred stock or debt securities would have liquidation and other preferences that could impair the recovery of our Class A common stock. In addition, such securities may have covenants that restrict our financial and operating flexibility.
We have accepted an invitation from the U.S. Department of Energy and have started the due diligence process toward securing an Advanced Technology Vehicles Manufacturing (“ATVM”) loan. We have been informed that an ATVM loan would likely be secured by a first priority lien on our assets. There can be no assurance that this loan will be available to us and, if made available, what the amount, terms, collateral requirements and timing for any funding would be. In the near term, we do not believe that we would be able to satisfy the conditions to obtain an ATVM loan, including the requirement to demonstrate our viability as a company.
If we are unable to raise substantial additional capital in the near term, our operations and production plans will be scaled back or curtailed and, if any funds raised are insufficient to provide a bridge to full commercial production, our operations could be severely curtailed or cease entirely. Further, if the APA does not close, including because we are unable to fulfill our obligations to maintain our minimum cash balance commitments under the APA, we are unlikely to have sufficient available cash to repay Foxconn’s down payments. As a result, Foxconn may exercise its rights under the APA, including, but not limited to foreclosing on its liens on some or substantially all of the Company’s assets. Under such circumstances, we would not likely be able to continue as a going concern or realize any value from our assets.
Even if we secure necessary financing in the short term, we expect our future growth to continue to require substantial funding, and the timing for and ability to generate sufficient funds from operations is uncertain. We also intend to develop additional all-electric vehicles geared for the commercial market, which will require additional capital investment with returns and timelines that will be difficult to predict. Unlike established OEMs that have greater financial resources than we do, there can be no assurance that we will have access to the capital we need on favorable terms when required or at all. If we cannot raise additional funds when we need them, our financial condition and business could be materially adversely affected.
We have faced and expect to continue to face disruptions to the supply chain, affecting our access to critical raw materials and components, and may be unable to adequately control the costs or maintain adequate supply of components and raw materials to facilitate completion of our development plans and full commercial production timeline.
We may be unable to adequately control the costs associated with our operations, even with continued refinement of our operating plan. We expect to incur significant costs related to procuring materials required to manufacture, assemble and test our vehicles. The prices for and availability of these materials fluctuate depending on factors beyond our control.
Disruptions to the supply chain, including those due to the COVID-19 pandemic, have resulted in challenges obtaining certain components and raw materials in a timely manner and/or at favorable pricing. As a result, we have adjusted and may continue to adjust our design, materials, components, production processes, and production timeline to adapt to these limitations. Further changes in our timeline, capital resources, business conditions, the impact of COVID-19 or other pandemics, governmental changes, actual or threatened geopolitical conflict or war and other factors beyond our control or that we do not presently anticipate, could affect our ability to receive the material we need for production.
Our business also depends on the continued supply of battery cells for our vehicles. We are exposed to multiple risks relating to availability and pricing of quality lithium-ion battery cells. As we and the broader electric vehicle industry grow in the future, there is no guarantee that battery cell manufacturers will be able and willing to continue to increase their capacity to meet demand. In addition, the automotive and other industries are currently experiencing a global supply shortage of semiconductors, which has impacted and could continue to impact our testing and production costs, and volume and timeline of production. Furthermore, inflation has significantly impacted the prices of key raw materials that will be included in the Endurance and its components, such as steel, aluminum, copper, neodymium, nickel and cobalt. Inflation has also impacted our labor costs and certain indirect costs, such as utilities, and there continue to be supply shortages of certain materials and components.
Furthermore, currency fluctuations, labor shortages, tariffs or shortages in petroleum, steel and aluminum or other raw materials and other economic or political conditions have impacted the transportation industry and resulted and may continue to result in significant increases in freight charges, delays in obtaining critical materials or changes in the specifications for those materials.
As a result of the foregoing and limited initial production volume, our current bill of materials cost is substantially higher than the anticipated selling price of the Endurance at launch. There can be no assurance that we will be able to reduce our bill of materials cost below our anticipated selling price Endurance.
Prices for our raw materials, components and other inputs may continue to increase our operating costs and could further reduce our margins. In addition, the growth in popularity of electric vehicles without a significant expansion in battery cell production capacity or sufficient availability of semiconductors could result in shortages, which would increase our cost of materials and impact our prospects. These factors could also delay our overall production timeline, limit production volume and impact our profitability and cash flows.
Our limited operating history makes it difficult for us to evaluate our future business prospects.
We are a company with a limited operating history and have generated no revenue to date. As we attempt to transition from research and development activities to commercial production and sales, it has been and will continue to be difficult, if not impossible, to forecast our future results. We have limited insight into trends that may emerge and affect our business. The estimated costs and timelines that we have developed and continue to revise to reach full scale commercial production are subject to inherent risks and uncertainties involved in the transition from a start-up company focused on research and development activities to the large-scale manufacture and sale of vehicles. We have already incurred increased costs and there can be no assurance that our further estimates related to the costs and timing necessary to complete the design and engineering of the Endurance and to complete the retooling of the Lordstown facility will prove accurate. Our current cost of our bill of materials for the Endurance is well above our anticipated selling price. Until such time as we are able to lower the bill of materials, we are likely to limit our expected production in order to minimize our losses, which we anticipate being through 2023 or potentially longer. These are complex processes that may be subject to further delays, cost overruns and other unforeseen issues.
In addition, we have engaged in limited marketing activities to date, so even if we are able to bring the Endurance to market on time and on budget, there can be no assurance that fleet customers will embrace our product in significant numbers. Market conditions, many of which are outside of our control and subject to change, including the availability and terms of financing, general economic conditions, the impacts and ongoing uncertainties created by the COVID-19 pandemic, fuel and energy prices, regulatory requirements and incentives, competition and the pace and extent of vehicle electrification generally, will impact demand for the Endurance, other vehicles we develop and ultimately our success.
Since our inception, we have experienced losses and expect to incur additional losses in the future.
Since inception, we have incurred, and we expect in the future that we will continue to incur, losses and negative cash flow, either or both of which may be significant. The working capital funding necessary to start a new electric vehicle manufacturing company is significant, and other companies have tried and failed over the last several years with billions of dollars of investment capital. While we expect to benefit from our management’s experience, the technology we have licensed and developed to date and the advantages offered by the Lordstown facility and the Foxconn Transactions, we do not expect to be profitable for several years, and perhaps longer, as we invest in our business, build capacity and ramp up operations, and we cannot assure you that we will ever achieve or be able to maintain profitability in the future. Failure to become profitable may materially and adversely affect the value of your investment. If we are ever to achieve profitability, it will be dependent upon additional capital as well as the successful development and commercial introduction and acceptance of the Endurance and other vehicles we develop, which may not occur.
As discussed above, significant additional funding is required in the future for a variety of reasons. There can be no assurance that financing will be available to us on favorable terms and timing or at all. We and our auditors have identified conditions and events that raise doubt about our ability to continue as a going concern. If we are not able to continue as a going concern, or if there is continued doubt about our ability to do so, the value of your investment would be materially and adversely affected.
We are subject to risks related to health epidemics and pandemics, including the ongoing COVID-19 pandemic, which have adversely affected and may continue to adversely affect our business and operating results.
We face various risks related to public health issues, including epidemics, pandemics and other outbreaks, including the ongoing COVID-19 pandemic. The effects and potential effects of COVID-19, including, but not limited to, its impact on general economic conditions, trade and financing markets, labor shortages, changes in customer behavior and continuity in business operations, create significant uncertainty.
The spread of COVID-19 has also disrupted the manufacturing, delivery and overall supply chain of vehicle manufacturers and suppliers and has led to a global decrease in vehicle sales in markets around the world. In particular, the COVID-19 crisis may cause a decrease in demand for our vehicles if fleet operators delay purchases of vehicles generally, if prices for fuel used by internal combustion engine vehicles decrease materially or they defer electric vehicle purchases in particular. In addition, the COVID-19 crisis has caused and may continue to cause (i) disruptions to our supply chain, including our access to critical raw materials and components, many of which require substantial lead time, or cause a substantial increase in the price of those items, (ii) an increase in other costs as a result of our efforts to mitigate the effects of COVID-19, and (iii) disruptions in our manufacturing operations and delays in our schedule to full commercial production of the Endurance, among other negative effects.
The pandemic has resulted in government authorities implementing many measures to contain the spread of COVID-19, including travel bans and restrictions, quarantines, shelter-in-place and stay-at- home orders and business shutdowns. These measures may be in place for a significant period of time and may be reinstituted if conditions deteriorate, which could adversely affect our start-up and manufacturing plans. Measures that have been relaxed may be reimplemented if COVID-19 or variants of COVID-19 continue to spread or if vaccination programs are slower or less effective than anticipated. If, as a result of these measures, we have to limit the number of employees and contractors at the Lordstown facility at a given time, it could cause a delay in retooling efforts or in the production schedule of the Endurance. Further, our sales and marketing activities may be adversely affected due to the cancellation or reduction of in-person sales activities, meetings, events and conferences. If our workforce is unable to work effectively, including due to illness, quarantines, government actions or other restrictions in connection with COVID-19 or variants of COVID-19, our operations will be adversely affected. Our planned operations at a single facility, the Lordstown facility, concentrate these risks.
The extent to which the COVID-19 pandemic may continue to affect our business will depend on continued developments, which are uncertain and cannot be predicted, and the pandemic has and may continue to exacerbate the other risks described in this prospectus. Even after the COVID-19 pandemic has subsided, we may continue to suffer an adverse effect on our business due to the global economic effect of COVID-19, including continued supply chain disruption and any economic recession. If the immediate or prolonged effects of the COVID-19 pandemic have a significant adverse impact on government finances, it would create uncertainty as to the continuing availability of incentives related to electric vehicle purchases and other governmental support programs.
Failure to successfully complete the retooling of the Lordstown facility to support commercial production of electric vehicles could adversely affect our business and results of operations.
While we believe the Lordstown facility provides significant competitive advantages, retooling and modifying the facility for production of electric vehicles has and may continue to be complicated and present significant challenges, including the cost overruns we have already experienced. The Lordstown facility is massive, spanning over 6.2 million square feet, and many areas have needed to be retooled and modified. The facility is in near-production-ready condition with modern robotics, painting, assembly and stamping equipment, and we are working towards completing our production lines for in-wheel motors and initial lithium-ion battery packs. However, we will need to continue to make investments in order to commence full production of the Endurance, which requires us to raise additional financing. Further, we will need sufficient capital in the future in order to invest in the tooling that we expect will enable us to eventually lower the bill of materials cost of the Endurance and make continued design enhancements. Following the closing of the APA, we would continue to be responsible for additional capital investments for certain tooling and other equipment specifically related to production of the Endurance. Foxconn would own and be responsible for maintaining and investing in general manufacturing and assembly assets, excluding the battery and hub motor lines that would be operated by Foxconn, but owned and maintained by us. As with any large-scale capital project, retooling the Lordstown facility could be subject to further delays, cost overruns or other complications. These risks could be exacerbated because we are attempting to modify a complex facility, originally designed to build traditional internal combustion engine vehicles, to support the emerging technologies behind electric vehicles. In addition, we have made significant investments in soft tools that are designed for low volume production and prototyping. As we contemplate investing in hard tools that are designed for higher volumes, the value of our soft tools may be impaired or determined to have no value at all. These soft tools will be depreciated over their useful lives, but as we contemplate investing in hard tools that are designed for higher volumes, the value of our soft tools may be impaired. Therefore, some or perhaps a material portion of our soft tool assets may need to be written down or written entirely off.
In order to commence commercial production at the Lordstown facility, we will also need to hire and train a significant number of additional employees and integrate a yet-to-be-fully-developed supply chain. A failure to commence commercial production at the Lordstown facility on schedule would lead to additional costs and would delay our ability to generate meaningful revenues, if at all. In addition, it would allow competitors to enter the market and capture market share before us, prevent us from gaining the confidence of potential customers and open the door to increased competition. All the foregoing could hinder our ability to successfully launch and grow our business and achieve a competitive position in the market.
We will rely on complex machinery for our operations and production involves a significant degree of risk and uncertainty in terms of operational performance and costs.
The production of our vehicles will rely heavily on complex machinery and will involve a significant degree of uncertainty and risk in terms of operational performance and costs. The manufacturing plant will consist of large-scale machinery combining many components. The manufacturing plant components are likely to suffer unexpected malfunctions from time to time and will depend on repairs and spare parts to resume operations, which may not be available when needed.
Unexpected malfunctions of the manufacturing plant components may significantly affect the intended operational efficiency of the Lordstown facility. Further, if we successfully close the transactions contemplated by the APA, Foxconn would own the Lordstown facility and general manufacturing and assembly assets will be its responsibility and under its control. Foxconn would operate the equipment under the Contract Manufacturing Agreement. If Foxconn is unable to timely and effectively maintain the equipment our vehicles rely on for production, we may experience a significant interruption in our ability to supply the Endurance. Operational performance and costs can be difficult to predict and are often influenced by factors outside of our control, such as, but not limited to, scarcity of natural resources, environmental hazards and remediation, costs associated with decommissioning of machines, labor disputes and strikes, difficulty or delays in obtaining governmental permits, damages or defects in electronic systems, industrial accidents, pandemics, fire, seismic activity and natural disasters. Should operational risks materialize, it may result in the personal injury to or death of workers, the loss of production equipment, damage to manufacturing facilities, monetary losses, delays and unanticipated fluctuations in production, environmental damage, administrative fines, increased insurance costs and potential legal liabilities, all which could have a material adverse effect on our business, results of operations, cash flows, financial condition or prospects.

We anticipate outsourcing the manufacturing of the Endurance to Foxconn under the Contract Manufacturing Agreement, and we may be subject to risks that result in the disruption of production and our operations.
As part of the Foxconn Transactions, we expect to enter into the Contract Manufacturing Agreement with Foxconn, pursuant to which Foxconn would manufacture the Endurance at the Lordstown facility. We would continue to own certain assets in the Lordstown facility, principally the hub motor and battery module and pack lines and tooling specific to the Endurance. However, we anticipate Foxconn would operate and be responsible for the equipment under its control.
The manufacture of the Endurance by Foxconn would require the successful coordination among us and Foxconn, and will depend on our ability to, for example, jointly manage a production schedule, coordinate with suppliers and forecast the appropriate quantity of supplies, disseminate proprietary information and technology, conduct product testing and meet quality assurance standards. If we are unable to maintain our relationship with Foxconn or effectively manage outsourcing the production of the Endurance to Foxconn, we may be unable to ensure continuity, quality, and compliance with our design specifications or applicable laws and regulations, which may ultimately disrupt our production and operations.
Even if we are able to successfully coordinate our manufacturing relationship with Foxconn, events beyond our control could result in the inability of Foxconn to timely and effectively manufacture the Endurance. Foxconn may experience interruptions with manufacturing processes such as, but not limited to, the malfunction of the equipment under its control, capacity constraints, the inability to obtain the necessary permits or the failure to meet our quality standards or production needs. Any such interruptions could result in product defects or shortages, manufacturing failures or vehicles not being manufactured to their applicable specifications or could impair our ability to obtain regulatory approvals for our vehicles, which may result in the delay of the launch of the Endurance and our supply of vehicles into the market. Further, by outsourcing production to Foxconn, we may be unable to react quickly or effectively to any unanticipated changes that may arise during production. We may not be able to resolve any such issues related to outsourcing the manufacturing of the Endurance in a timely or cost-effective manner, or at all, which could materially adversely affect our production, business, financial condition, cash flows and results of operations.
With our vehicle still under development, we do not have any current customers or any pending orders and there is no assurance non-binding pre-orders and other indications of interest will be converted into binding orders or sales.
Our business model is focused on building relationships with large fleet customers. To date, we have engaged in limited marketing activities, and we have no binding purchase orders or commitments from customers. The previously reported non-binding pre-orders that we have signed and other indications of interest that we have received do not require customer deposits (although we have some customer deposits) and may not be converted into binding orders or sales. We have also engaged in discussions with fleet managers and other organizations that have indicated interest from their customers or stakeholders in the Endurance. Until the time that the Endurance’s design and development is complete and tested and the Endurance is commercially available for purchase, and until we are able to scale up our marketing function to support sales, there will be uncertainty as to customer demand for the Endurance. The potentially long wait from the time a non-binding pre-order is made, or other indication of interest is provided until the time the Endurance is delivered, and any delays beyond expected wait times, could also impact customer decisions on whether to ultimately make a purchase. Even if we are able to obtain binding orders, customers may limit their volume of purchases initially as they assess our vehicles and whether to make a broader transition to electric vehicles.
Commercializing the Endurance and other potential vehicles we may develop will be a long process and depends on our ability to fund and scale up our productions, including through the consummation of the Foxconn Transactions and securing additional funding, and expand our marketing functions, as well as the safety, reliability, efficiency and quality of our vehicles, and the support and service that will be available. It will also depend on factors outside of our control, such as competition, general market conditions and broader trends in fleet management and vehicle electrification, that could impact customer buying decisions. As a result, there is significant uncertainty regarding demand for our products and the pace and levels of growth that we will be able to achieve.

Our future growth depends upon our ability to maintain relationships with our existing suppliers and source suppliers for our critical components, and to complete building out our supply chain, while effectively managing the risks due to such relationships.
Our success will be dependent upon our ability to enter into supply agreements and maintain our relationships with suppliers who are critical and necessary to the output and production of our vehicles. We also rely on a small group of suppliers to provide us with key components for our vehicles. The supply agreements we have or may enter into with key suppliers in the future may have provisions where such agreements can be terminated in various circumstances, including potentially without cause, or may not provide for access to supplies in accordance with our timeline or budget. If these suppliers become unable to provide, experience delays in providing or impose significant increases in the cost of components, or if the supply agreements we have in place are terminated, it may be difficult to find replacement components. Changes in business conditions, pandemics, governmental changes and other factors beyond our control or that we do not presently anticipate could affect our ability to receive components from our suppliers.
Further, we have not secured supply agreements for all of our components. We may be at a disadvantage in negotiating supply agreements for the production of our vehicles due to our limited operating history, low production volumes and continued refinement of our component requirements through the design and testing process, as well as concerns about our ability to continue as a going concern. In addition, there is the possibility that finalizing the supply agreements for the parts and components of our vehicles will cause significant disruption to our operations, or such supply agreements could be at costs that make it difficult for us to operate profitably or delay our production schedule.
If we do not enter into long-term supply agreements with guaranteed pricing and availability for our parts or components, we may be exposed to fluctuations in prices, quality and timing of components, materials and equipment. Our current agreement for the purchase of battery cells contains, and future agreements are likely to contain, pricing provisions that are subject to adjustment based on changes in market prices of key commodities and require us to make minimum purchases irrespective of our production plans. Substantial increases in the prices for such components, materials and equipment would increase our operating costs and could reduce our margins if we cannot recoup the increased costs. Any attempts to increase the announced or expected prices of our vehicles in response to increased costs could be viewed negatively by our potential customers and could adversely affect our business, prospects, financial condition or operating results.
We have experienced and may in the future experience delays in realizing our projected timelines and cost and volume targets for the production, launch and ramp up of the Endurance and the retooling of the Lordstown facility, which could harm our business, prospects, financial condition and operating results.
Our future business depends in large part on our ability to execute on our plans to finance, develop, manufacture, market and sell or lease the Endurance. Any delay in the financing, design, testing, manufacture and launch of the Endurance, in completing the retooling of the Lordstown facility or consummating the Foxconn Transactions and other related agreements being contemplated, including a joint product development agreement, could materially damage our brand, business, prospects, financial condition and operating results. Vehicle manufacturers often experience delays in the design, testing, manufacture and commercial release of new products and further delays in the production of the Endurance are possible.
To the extent we experience delays in completing the retooling of the Lordstown facility, consummating the Foxconn Transactions and other related agreements being contemplated, including a joint product development agreement, launching the Endurance or obtaining the funding needed to reach scaled production, our growth prospects could be materially and adversely affected. In addition, production delays would allow competitors to enter the market and capture market share before us, prevent us from gaining the confidence of potential customers and open the door to increased competition. Furthermore, we rely on third-party suppliers for the provision and development of many of the key components and materials used in our vehicles. To the extent our suppliers experience any delays in providing us with or developing necessary components, or we need to find alternative sources or further develop our own components, whether due to COVID-19, disruptions to or instability of the global economy or other reasons, we could experience delays in meeting our projected timelines.

Further, we have no experience to date in high-volume manufacturing, or in outsourcing the high-volume manufacturing, of our vehicles. Even if we are successful in developing our high-volume manufacturing capability and processes, in conjunction with Foxconn, and in reliably sourcing our component supply, we cannot assure that we will be able to do so in a manner that avoids significant delays and cost overruns, including as a result of factors beyond our control such as problems with suppliers, delays in testing or receipt of required regulatory approvals to sell the Endurance, or failure to satisfy customer requirements.
We will initially depend on revenue generated from a single model and in the foreseeable future will be significantly dependent on a limited number of models.
While we intend to develop additional vehicles, including through our potential collaboration with Foxconn, we will initially depend on revenue generated from a single vehicle model and in the foreseeable future will be significantly dependent on a single or limited number of models, including the Endurance, for which the bill of materials cost is currently anticipated to be significantly in excess of our anticipated selling price at launch. Historically, automobile customers have come to expect a variety of vehicle models offered in a manufacturer’s fleet and new and improved vehicle models to be introduced frequently. Given that for at least the next several years our business will likely depend on a single or limited number of models, to the extent a particular model is not well-received by the market, our sales volume, business, prospects, financial condition and operating results could be materially and adversely affected.
If our vehicles fail to perform as expected, our ability to develop, market and sell or lease our electric vehicles could be harmed.
As a new entrant to the industry attempting to build brand recognition and establish relationships with commercial fleets and fleet managers, it is very important that our vehicles and our service and support meet the expectations of our customers when we commence production and sales. If our vehicles were to contain defects in design and/or manufacture, including if they are manufactured by Foxconn, that cause them not to perform as expected or that require repair, our ability to develop, market and sell or lease our vehicles could be harmed. We currently have a limited frame of reference by which to evaluate the long-term quality, reliability and performance characteristics of our trucks, battery packs and other products. There can be no assurance that we will be able to detect and repair any defects in our products before commencing the sale of our vehicles.
In addition, the performance specifications of the Endurance may vary from our current estimates and could change over time and from vehicle to vehicle based on a number of factors, including the manner in which the vehicle is used or maintained, driving conditions and weather and other environmental conditions where the vehicle is used. While we are performing extensive internal testing on the Endurance, we currently have a limited frame of reference by which to evaluate detailed long-term quality, reliability, durability and performance characteristics of our battery packs, powertrains and vehicles. There can be no assurance that the Endurance will perform in accordance with our published specifications, consistently or at all.
Further, the operation of our vehicles will be highly dependent on software that will require modification and updates over time. Software products are inherently complex and often contain defects and errors when first introduced. Any product defects or any other failure of our vehicles to perform as expected, including during testing or with respect to our initial deliveries to customers, could harm our reputation and result in adverse publicity, lost revenue, delivery delays, product recalls, product liability or false advertising claims or significant warranty and other expenses, and could have a material adverse impact on our business, financial condition, operating results and prospects. Until we are able build customer relationships and earn trust, any of these effects could be particularly significant to us.
If we fail to scale our business operations or otherwise manage future growth effectively as we attempt to rapidly grow our company, we may not be able to produce, market, service and sell or lease our vehicles successfully.
Any failure to manage our growth effectively could materially and adversely affect our business, prospects, operating results or financial condition. We plan to commence limited production of the Endurance at the Lordstown facility in the third quarter of 2022 and have the objective to grow thereafter through the consummation of the Foxconn Transactions and other contemplated agreements, subject to the receipt of additional capital. We also intend to leverage our technologies and relationship with Foxconn to develop additional all-electric vehicles geared to the commercial market that will require us to commit additional financial, engineering and management resources. Our future operating results depend to a large extent on our ability to manage our expansion and growth successfully. However, we have no experience to date in high-volume manufacturing, or in outsourcing high-volume manufacturing, of our vehicles. We cannot assure that we will be able to fund and develop efficient, automated, low-cost manufacturing capabilities and processes, and reliable sources of component supply, including in conjunction with Foxconn if the APA is consummated, that will enable us to meet the quality, price, engineering, design and production standards, as well as the production volumes, required to successfully market our vehicles. Any failure to develop such manufacturing processes and capabilities within our projected costs and timelines could stunt our future growth and impair our ability to produce, market, service and sell or lease our vehicles successfully.
We may not be able to accurately estimate the supply and demand for our vehicles, which could result in a variety of inefficiencies in our business and hinder our ability to generate revenue. If we fail to accurately predict our manufacturing requirements, we could incur additional costs or experience delays.
It is difficult to predict our future revenues and appropriately budget for our expenses, and we may have limited insight into trends that may emerge and affect our business. Since inception, we have reevaluated our production plan and readiness multiple times, which has contributed to an increase in ramp up costs and need for additional funding. We have been and will continue to be required to provide forecasts of our demand to our suppliers several months prior to the scheduled delivery of products to our prospective customers. Currently, there is no historical basis for making judgments on the demand for our vehicles or our ability to develop, manufacture and deliver vehicles, or on our profitability in the future. If we overestimate our requirements, our suppliers may have excess inventory, which indirectly would increase our costs. If we underestimate our requirements, our suppliers may have inadequate inventory, which could interrupt manufacturing of our products including if by Foxconn and result in delays in shipments and revenues. In addition, lead times for materials and components that our suppliers order vary significantly and depend on factors such as the specific supplier, contract terms, widespread supply shortages and demand for each component at a given time. If we fail to order sufficient quantities of product components in a timely manner, the delivery of vehicles to our customers could be delayed, which would harm our business, financial condition and operating results.
Our future growth is dependent upon the willingness of operators of commercial vehicle fleets to adopt electric vehicles and upon our ability to produce, sell and provide service for vehicles that meet their needs. If the market for commercial electric vehicles does not develop as we expect, or if it develops slower than we expect, our business, prospects, financial condition and operating results will be adversely affected.
Our growth is dependent upon the adoption of electric vehicles by operators of commercial vehicle fleets and on our ability to produce, sell and provide service for vehicles that meet their needs. The entry of commercial electric pickup trucks and other electric vehicles into the commercial vehicle market is a relatively new development, particularly in the United States, and is characterized by rapidly changing technologies and evolving government regulation, industry standards and customer views of the merits of using electric vehicles in their businesses. This process has been slow to date. As part of our sales efforts, we must educate fleet managers as to the economical savings during the life of the vehicle and the lower “total cost of ownership” of our vehicles. As such, we believe that operators of commercial vehicle fleets will consider many factors when deciding whether to purchase our commercial electric vehicles (or commercial electric vehicles generally) or vehicles powered by internal combustion engines. We believe these factors include:
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the difference between the initial purchase prices of commercial electric vehicles and comparable vehicles powered by internal combustion engines, both including and excluding the effect of government and other subsidies and incentives designed to promote the purchase of electric vehicles;

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the total cost of ownership of the vehicle over its expected life, which includes the initial purchase price and ongoing operating and maintenance costs;

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the availability and terms of financing options for purchases of vehicles and, for commercial electric vehicles, financing options for battery systems;

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the availability of tax and other governmental incentives to purchase and operate electric vehicles and future regulations requiring increased use of nonpolluting vehicles;

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government regulations and economic incentives promoting fuel efficiency and alternate forms of energy;

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fuel prices, including volatility in the cost of fuel or a prolonged period of low diesel, gasoline and natural gas costs that could decrease incentives to transition to electric vehicles;

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the cost and availability of other alternatives to diesel or gasoline-fueled vehicles, such as vehicles powered by natural gas;

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corporate sustainability initiatives;

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commercial electric vehicle quality, performance and safety (particularly with respect to lithium-ion battery packs);

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the quality and availability of service for the vehicle, including the availability of replacement parts;

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the limited range over which commercial electric vehicles may be driven on a single battery charge;

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access to charging stations and related infrastructure costs, and standardization of electric vehicle charging systems;

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electric grid capacity and reliability; and

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macroeconomic factors.

If, in weighing these factors, operators of commercial vehicle fleets determine that there is not a compelling business justification for purchasing commercial electric vehicles, particularly those that we will produce and sell, then the market for commercial electric vehicles may not develop as we expect or may develop more slowly than we expect, which would adversely affect our business, prospects, financial condition and operating results.
In addition, any reduction, elimination or selective application of tax and other governmental incentives and subsidies because of policy changes, the reduced need for such subsidies and incentives due to the perceived success of the electric vehicle, fiscal tightening or other reasons may result in the diminished competitiveness of the electric vehicle industry generally or our electric vehicles in particular, which would adversely affect our business, prospects, financial condition and operating results. Further, we cannot assure that the current governmental incentives and subsidies available for purchasers of electric vehicles will remain available.
If we are unable to address the service requirements of our future customers or if there is inadequate access to charging stations, our business will be materially and adversely affected.
Demand for the Endurance and other vehicles we may produce will depend in part on the availability of service providers and charging infrastructure. Servicing electric vehicles is different than servicing internal combustion engine or hybrid vehicles and requires specialized skills, including high voltage training and servicing techniques. As the Endurance is not in production yet, we do not have experience servicing the Endurance. The Endurance also will require the use of charging stations to recharge its batteries. While the prevalence of charging stations has been increasing, charging station locations are significantly less widespread than gas stations. We expect to partner with third-party service providers to maintain and repair the Endurance. We may partner with third-party electric vehicle station providers to offer installation of charging stations to our customers. We have limited arrangements in place with such third parties to date and will need to establish a network that provides sufficient availability and convenience to attract customers and convert interest in our vehicles into sales. Some potential customers may choose not to purchase the Endurance because of the lack of a more widespread service network or charging infrastructure at the time of sale. If we are unable to satisfactorily service our future customers or provide seamless access to charging infrastructure, our ability to generate customer loyalty, grow our business and sell Endurance and other vehicles we may produce could be impaired. In addition, our potential customers may be unwilling to purchase the Endurance due to actual or perceived concerns over our ability to remain a going concern and provide long term aftermarket service and support as is typical of the automotive industry.

We depend upon key personnel and will need to hire and train additional personnel. If we lose key management or significant personnel, cannot recruit or effectively integrate qualified employees, directors, officers, or other personnel or experience increases in our compensation costs, our business may materially suffer.
We have recently experienced changes in our senior management. While we expect an orderly transition process as new management is integrated into various roles, we face a variety of risks and uncertainties relating to management transition, including diversion of management attention from business concerns, failure to retain other key personnel or loss of institutional knowledge. These risks and uncertainties could result in operational and administrative inefficiencies and additional added costs, which could adversely impact our results of operations, stock price and research and development of our products.
Our success depends on our ability to recruit top talent, the continuing services of our management team and other key employees. We believe the depth and quality of the experience of our management team in the automotive and electric vehicle markets is a key to our ability to be successful. The loss of any of these individuals could have a material and adverse effect on our business operations. We do not carry “key-man” life insurance on the lives of any of our executives, employees or advisors. As with any company with limited resources, there can be no guarantee that we will be able to attract and retain such individuals or that the presence of such individuals will necessarily translate into our profitability. Because we operate in a newly emerging industry, there may also be limited personnel available with relevant business experience and such individuals may be subject to non-competition and other agreements that restrict their ability to work for us. We also continue to seek personnel with appropriate accounting expertise to support the design and operation of our internal controls over financial reporting. We experience intense competition for qualified personnel and may be unable to attract and retain the personnel necessary for the development of our business. Because of this competition, our compensation costs may increase significantly. The challenge will be exacerbated for us as we attempt to transition from start-up to full-scale commercial vehicle manufacturing and sales in a very short period of time under the unforeseeable business conditions which continue to evolve as a result of the impact of COVID-19. Our inability to attract and retain key personnel may materially and adversely affect our business operations. Any failure by our management to effectively anticipate, implement and manage the changes required to sustain our growth would have a material adverse effect on our business, financial condition and results of operations.
We face intense competition and associated risks, including that we may not be among the first to market with an electric pickup truck. Many of our competitors have significantly greater financial or other resources, longer operating histories and greater name recognition than we do and one or more of these competitors could use their greater resources and/or name recognition to gain market share at our expense or could make it very difficult for us to establish significant market share.
We face intense competition in our industry, which we may be unable to manage, including the risk that we may not be among the first to market with an electric pickup truck. Established OEMs and new entrants to the industry have announced their intent and timelines to compete in the electric pickup truck market. In addition, established OEMs currently offer alternative fuel and hybrid pickup trucks to the commercial fleet market, which includes government fleets. If fleet operators begin transitioning to electric vehicles on a mass scale, which will be necessary for us to be successful, we expect that more competitors will enter the market and competition will become intense. Certain potential competitors, for example, have more significant financial resources, established market positions, long-standing relationships with customers and dealers who have more resources available to develop new products and introduce them into the marketplace than are currently available to us. As a result, our competitors may be able to compete more aggressively and sustain that competition over a longer period of time than we may be able to. This expected competition places significant pressure on our ability to achieve our goals of completing the development of the Endurance, completing the retooling of the Lordstown facility and commencing commercial production and sales. If we are unable to do this successfully our competitors may enter the market and capture market share, and we may not be able to compete successfully. This intense competitive environment may require us to make changes to our products, pricing, licensing, services, distribution or marketing to develop a market position, any of which could have an adverse effect on our financial condition, results of operations or prospects.

We may not succeed in establishing, maintaining and strengthening our brand, which would materially and adversely affect customer acceptance of our vehicles and components and our business, revenues and prospects.
Our business and prospects heavily depend on our ability to develop, maintain and strengthen our brand. If we are not able to establish, maintain and strengthen our brand, we may lose the opportunity to build a critical mass of customers. Our ability to develop, maintain and strengthen our brand will depend heavily on the success of our marketing efforts. The automobile industry is intensely competitive, and we may not be successful in building, maintaining and strengthening our brand. Our current and potential competitors, particularly automobile manufacturers headquartered in the United States, Japan, the European Union and China, have greater name recognition, broader customer relationships and substantially greater marketing resources than we do. If we do not develop and maintain a strong brand, our business, prospects, financial condition and operating results will be materially and adversely impacted.
Our electric vehicles will compete for market share with vehicles powered by other vehicle technologies that may prove to be more attractive than our vehicle technologies.
Our target market currently is serviced by manufacturers with existing customers and suppliers using proven and widely accepted fuel technologies. Additionally, our competitors are working on developing technologies that may be introduced in our target market. If any of these alternative technology vehicles can provide lower fuel costs, greater efficiencies, greater reliability or otherwise benefit from other factors resulting in an overall lower total cost of ownership, this may negatively affect the commercial success of our vehicles or make our vehicles uncompetitive or obsolete.
We may be unable to keep up with changes in electric vehicle technology as new entrants and existing, larger manufacturers enter the electric vehicle space.
The Endurance is being designed for use with, and is dependent upon, existing electric vehicle technology. As new companies and larger, existing vehicle manufacturers enter the electric vehicle space, we may lose any technological advantage we may have had in the marketplace and suffer a decline in our position in the market. Further, certain technology used in the Endurance, such as in our infotainment system, relies on open source code and is not proprietary to us, and our competitors may also utilize such technology to develop their vehicles. As technologies change, we will attempt to upgrade or adapt our products to continue to provide products with the latest technology. However, our products may become obsolete, or our research and development efforts may not be sufficient to adapt to changes in or to create the necessary technology to effectively compete. As a result, our potential inability to adapt to and develop the necessary technology may harm our competitive position.
We will not have a third-party retail product distribution network.
Third-party dealer networks are the traditional method of vehicle sales distribution. Because we primarily plan to sell directly to commercial fleets and fleet managers, we will not have a traditional dealer product distribution network. Our building an in-house sales and marketing function would be expensive and time-consuming. If the lack of a traditional dealer product distribution network results in lost opportunities to generate sales, it could limit our ability to grow. If our use of an in-house sales and marketing team is not effective, our results of operations and financial conditions could be adversely affected.
If we are unable to establish and maintain confidence in our long-term business prospects among commercial fleet operators, investors and others within our industry, then our financial condition, operating results and business prospects may suffer materially.
Commercial fleet operators may be less likely to purchase our products if they are not convinced that our business will succeed or that our operations will continue for many years. Similarly, suppliers and other third parties will be less likely to invest time and resources in developing business relationships with us if they are not convinced that our business will succeed or that we will continue as a going concern. Accordingly, to build, maintain and grow our business, we must maintain confidence among commercial fleet operators, suppliers, investors and other parties with respect to our liquidity and long-term business prospects.

Maintaining such confidence may be particularly complicated by certain factors, such as our funding needs, the status of our relationship with Foxconn, limited operating history, significant outstanding litigation and SEC investigation matters, others’ unfamiliarity with our products, competition and uncertainty regarding the future of electric vehicles. Many of these factors are largely outside our control, and any negative perceptions about our long-term business prospects, even if exaggerated or unfounded, would likely harm our business and make it more difficult to raise additional capital.
There are complex software and technology systems that need to be developed in coordination with vendors and suppliers in order to reach production for our electric vehicles, and there can be no assurance such systems will be successfully developed.
Our vehicles will use a substantial amount of third-party and in-house software codes and complex hardware to operate. The development of such advanced technologies is inherently complex, and we will need to coordinate with our vendors and suppliers in order to reach production for our electric vehicles. Defects and errors may be revealed over time and our control over the performance of third-party services and systems may be limited. Thus, our potential inability to develop the necessary software and technology systems may harm our competitive position.
We are relying on third-party suppliers to develop a number of emerging technologies for use in our products, including lithium-ion battery technology. These technologies are not today, and may not ever be, commercially viable. There can be no assurances that our suppliers will be able to meet the technological requirements, production timing and volume requirements to support our business plan. In addition, the technology may not comply with the cost, performance useful life and warranty characteristics we anticipate in our business plan. As a result, our business plan could be significantly impacted, and we may incur significant liabilities under warranty claims which could adversely affect our business, prospects, and results of operations.
Our success may be dependent on our development and protection of intellectual property rights.
We rely on confidentiality and trade secret protections to protect our proprietary technology. All new developments by us will be owned by us. Our success will, in part, depend on our ability to obtain patents and trademarks and protect our trade secrets and proprietary technology. We are currently maintaining our engineering under confidentiality agreements and other agreements to preserve our trade secrets and other proprietary technology. We have filed numerous trademark and patent applications with the United States Patent and Trademark Office (“USPTO”) but have not received any federal registrations of any applications as of the date of filing of this prospectus. Our trademark applications were filed on an “intend-to-use” basis, and as such will not be registered until we begin the commercial sale of our vehicles. Such a filing has a limited duration and requires a request of the USPTO to grant an extension. No assurances can be provided that such extension would be granted, and our ability to use the marks may be impeded. Although we have entered into confidentiality agreements with our employees, consultants and contractors, our agreements may not adequately protect our intellectual property, particularly with respect to conflicts of ownership relating to work product generated by our employees, consultants and contractors, and we cannot be certain that others will not gain access to our trade secrets and other proprietary technology. See “Business — Legal Proceedings.” Others may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets.
Risks Relating to Regulation and Claims
We face risks and uncertainties related to litigation, claims, regulatory actions and government investigations and inquiries.
We are currently and may in the future be subject to, or become a party to, litigation, claims, regulatory actions, and government investigations and inquiries. See “Business — Legal Proceedings” below and in our subsequent filings with the SEC for additional information.
From time to time, we may also be involved in legal proceedings and investigations arising in the ordinary course of business, including those relating to employment matters, relationships with collaboration partners, intellectual property disputes, and other business matters. Any such lawsuits, claims, or investigations have been and may in the future be time-consuming, costly, divert management resources, increase our insurance costs, cause reputational harm or otherwise have a material adverse effect on our business or result of operations.
The ongoing expense of lawsuits, claims, investigations and any substantial settlement payment by us or damage award enforceable against us, could adversely affect our business and results of operations. We have already incurred significant legal fees to date and not all of the claims against us are covered by insurance. Furthermore, our insurers have raised, and may in the future raise, defenses as to coverage of all or some of the claims and, in any event, available insurance coverage may not be sufficient. At this time, the Company cannot predict the results of many of current proceedings, and future resolution of these matters could result in changes in management’s estimates of losses, which could be material to the Company’s consolidated financial statements. We have not established provisions for most of the current proceedings as of December 31, 2021. Significant legal fees and costs of litigation or an adverse judgment or settlement that are not insured or is in excess of insurance coverage could have a material adverse effect on our financial position and results of operations. Furthermore, the potential material adverse effect of the pending litigation, claims, SEC investigation and related ongoing significant legal costs would likely impair our ability to raise the additional capital we need to launch the Endurance in the third quarter of 2022, and therefore increases the risk that our operations could be severely curtailed or cease entirely.
Changes in laws or regulations, or a failure to comply with any laws and regulations, or any litigation that we may be subject to or involved in may adversely affect our business, investments and results of operations.
We are subject to laws, regulations and rules enacted by national, regional and local governments and the Nasdaq Global Select Market on which our securities are listed. In particular, we are required to comply with certain SEC, Nasdaq, Delaware and other legal and regulatory requirements. Compliance with, and monitoring of, applicable laws, regulations and rules may be difficult, time-consuming and costly.
Those laws, regulations and rules and their interpretation and application may also change from time to time and those changes could have a material adverse effect on our business, investments and results of operations. For example, it is difficult to predict what impact, if any, changes in federal laws and policies, including those relating to tax, environmental, labor and employment, will have on our business and industry, the economy as a whole, consumer confidence and discretionary spending. Further, on March 24, 2022, we received a letter addressed to our board of directors on behalf of three purported stockholders alleging (a) that interpretations of Rules 14a-4(a)(3) and (b)(1) of the Exchange Act required a proposal we had contemplated presenting, but no longer intend to present, for a vote at our annual meeting of stockholders to be split into two separate proposals and (b) that Section 242(b)(2) of the Delaware General Corporation Law (“DGCL”) required a separate vote in favor by at least a majority of the outstanding shares of Class A common stock that was not obtained when our Charter was amended in October 2020 to properly authorize certain of our shares of Class A common stock. The Board has undertaken a review of the matters raised by the stockholder letter with the assistance of outside counsel not involved in the underlying transactions at issue and has determined, (a) in reliance upon, among other things, advice of several law firms including a legal opinion of Delaware counsel, that the assertions regarding DGCL Section 242(b)(2) are wrong and that a separate class vote of the Class A common stock was not required to approve the amendment of the Charter at the Special Meeting to increase the shares of Class A common stock, and (b) that the remaining allegations therein are without merit.A failure to comply with applicable laws, regulations or rules, as interpreted and applied, could have a material adverse effect on our business and results of operations. Claims alleging that a portion of our Class A common stock was not authorized could lead to shares of our Class A common stock being voidable and have a material adverse effect on the Company and its prospects.
We are or may be subject to lawsuits, administrative proceedings and claims that arise in the regular course of business. These matters may involve claims by customers, suppliers, vendors, contractors, competitors, government agencies, stockholders or other parties regarding our products, development and advertising, as well as contract and corporate matter disputes and intellectual property infringement matters, among other matters. We are also subject to employee claims against us based on, among other things, discrimination, harassment, wrongful termination, disability or violation of wage and labor laws. These claims may divert our financial and management resources that would otherwise be used to benefit our operations. The ongoing expense of any resulting lawsuits, and any substantial settlement payment by us or damage award enforceable against us, could adversely affect our business and results of operations. We have already incurred significant legal fees to date and not all of the claims against us are covered by insurance. Furthermore, our insurers have raised and may in the future raise, defenses as to coverage of all or some of the claims and, in any event, available insurance coverage may not be sufficient. Significant legal fees and costs in litigation or an adverse judgment or settlement that is not insured or is in excess of insurance coverage could have a material adverse effect on our financial position and results of operations.
Product liability or other claims could have a material adverse effect on our business.
The risk of product liability claims, product recalls and associated adverse publicity is inherent in the manufacturing, marketing and sale of all vehicles, including electric vehicles. Although we have liability insurance policies in place, that insurance may be inadequate to cover all potential product claims. Any product recall or lawsuit seeking significant monetary damages either in excess of our coverage, or outside of our coverage, may have a material adverse effect on our business and financial condition. We may not be able to secure additional liability insurance coverage on acceptable terms or at reasonable costs when needed or at all. A successful product liability claim against us could require us to pay a substantial monetary award. Moreover, a product recall could generate substantial negative publicity about our products and business and inhibit or prevent commercialization of other future product candidates. If we complete the outsourcing of our manufacturing of the Endurance to Foxconn, this will limit our control over the production of our vehicles and our ability to mitigate the risk of product issues that may arise in the manufacturing process. We cannot provide assurance that such claims and/or recalls will not be made in the future.
The acquisition of the Lordstown facility required us to accept all environmental responsibility for the real property.
The Asset Transfer Agreement between us and GM (the “Asset Transfer Agreement”), pursuant to which we acquired the Lordstown facility, required us to accept the condition of the real property in “as is — where is” condition, including accepting all environmental conditions. The Lordstown facility and all of its facilities and real property present environmental risk, both known and unknown. Prior to entering into the Asset Transfer Agreement, GM completed an investigation and remediation project pursuant to an Administrative Order on Consent (“AOC”) under the U.S. EPA’s Resource Conservation and Recovery Act (“RCRA”) Corrective Action Program. As part of the U.S. EPA’s approval of GM’s investigation and remediation project, GM placed an environmental covenant on the real property, which requires, among other things, (i) the maintenance of nominal financial assurance, (ii) the limitation of the real property to commercial/industrial use, (iii) the prohibition of groundwater for potable use, (iv) the implementation of a dust control plan and (v) the maintenance of impermeable surfaces on certain areas of the real property. We assumed these responsibilities under the environmental covenant as a condition to the consummation of the transactions contemplated by the Asset Transfer Agreement. In addition, to further manage potential environmental risk, we have secured environmental liability insurance coverage as required under the Asset Transfer Agreement. Finally, to mitigate the risk associated with the Ohio EPA’s authority to require future remediation activities at the Lordstown facility, related to historic environmental conditions, we have entered into an Administrative Order with the Ohio EPA wherein the Ohio EPA agreed to not pursue enforcement actions against us for historic environmental conditions at the Lordstown site provided that we comply with the terms of the environmental covenant. Notwithstanding the efforts that we have taken to mitigate environmental risk, there is no assurance that claims, lawsuits, fines or penalties will not arise. Our assumption of environmental liabilities at the Lordstown facility could expose us to potential costs and liabilities that could exceed or fall outside of our available insurance coverage and adversely impact our financial condition. Upon closing of the Asset Purchase Agreement, Foxconn will generally assume environmental liabilities arising from the Lordstown facility; however, we will retain an indemnity obligation for certain undisclosed liabilities known by us or caused by us during our period of ownership. Regulatory requirements may have a negative effect upon our business.
Regulatory requirements may have a negative effect upon our business.
All vehicles sold must comply with international, federal and state motor vehicle safety standards. In the United States, vehicles that meet or exceed all federally mandated safety standards are certified under the federal regulations. Rigorous testing and the use of approved materials and equipment are among the requirements for achieving federal certification. The Endurance and any other vehicles we may produce will be subject to substantial regulation under federal, state and local laws and standards. These regulations include those promulgated by the U.S. EPA, the California Air Resources Board (“CARB”), the National Highway Traffic Safety Administration (“NHTSA”), the Pipeline and Hazardous Materials Safety Administration (“PHMSA”) and various state boards, and compliance certification is required for each new model year. These laws and standards are subject to change from time to time and we could become subject to additional regulations in the future. In addition, federal, state and local laws and industrial standards for electric vehicles are still developing. Compliance with these regulations, including obtaining necessary approvals, could be challenging, burdensome, time-consuming and expensive. If compliance and obtaining approvals results in delays or substantial expenses, our business could be adversely affected.
We may be exposed to liability for infringing upon other companies’ intellectual property rights.
Our success will, in part, depend on our ability to operate without infringing on others’ proprietary rights. Although we are starting with a new design and development and are relying on the licensed rights from Elaphe Propulsion Technologies Ltd. (“Elaphe”), and while we are not aware of any patents and trademarks which would cause our products or their use to infringe the rights of any third parties, we cannot be certain that infringement has not or will not occur. We could incur substantial costs, in addition to a great amount of time lost, in defending any patent, trademark or other intellectual property infringement suits or in asserting any patent, trademark or other intellectual property rights in a suit with another party. See “Business — Legal Proceedings.”
The Endurance will make use of lithium-ion battery cells, which, if not appropriately managed and controlled, have been observed to catch fire or vent smoke and flames. If such events occur in the Endurance, we could face liability for damage or injury, adverse publicity and a potential safety recall, any of which could adversely affect our business, prospects, financial condition and operating results.
The battery packs in the Endurance will use lithium-ion cells, which have been used for years in laptop computers and cell phones. On rare occasions, if not appropriately managed and controlled, lithium-ion cells can rapidly release the energy they contain by venting smoke and flames in a manner that can ignite nearby materials. This has occurred in our testing as we refine our software and other systems. Although we believe we can appropriately control this risk in our commercial vehicles for sale, there can be no assurance we will be able to entirely eliminate the risk. We could face liability for damage or injury, adverse publicity and a potential safety recall, any of which could adversely affect our business, prospects, financial condition and operating results. To limit any losses associated with such event, we will carry commercial general liability, commercial automobile liability and umbrella insurance, which may not be adequate to ensure against all losses.
We may face legal challenges in one or more states in our attempting to sell directly to customers that could adversely affect our costs.
Our business plan includes the direct sale of vehicles to commercial fleet operators and managers, and potentially, to retail consumers. The laws governing licensing of dealers and sales of motor vehicles vary from state to state. Most states require a dealer license to sell new motor vehicles within the state, and many states prohibit manufacturers from being a licensed dealer and directly selling new motor vehicles to retail consumers. We recently became a licensed dealer in California and anticipate that we may become a licensed dealer in additional states.
We may face legal challenges to this distribution model. For instance, in states where direct sales are not permitted, dealers and their lobbying organizations may complain to the government or regulatory agencies that we are acting in the capacity of a dealer without a license. In some states, regulators may restrict or prohibit us from directly providing warranty repair service, or from contracting with third parties who are not licensed dealers to provide warranty repair service. Because the laws vary from state to state, our distribution model must be carefully established and the sales and service process must be continually monitored for compliance with the various state requirements, which change from time to time. Regulatory compliance and likely challenges to the distribution model will add to the cost of our business.

We may be compelled to undertake product recalls or take other actions, which could adversely affect our business, prospects, operating results, reputation and financial condition.
Any product recall in the future may result in adverse publicity, damage our reputation and adversely affect our business, prospects, operating results and financial condition. In the future, we may, voluntarily or involuntarily, initiate a recall if any of our electric vehicles or components (including our battery cells) prove to be defective or noncompliant with applicable federal motor vehicle safety standards. Such recalls, whether caused by systems or components engineered or manufactured by us, Foxconn or our suppliers, would involve significant expense and diversion of management’s attention and other resources, which could adversely affect our brand image in our target market and our business, prospects, financial condition and operating results.
Insufficient warranty reserves to cover future warranty claims could adversely affect our business, prospects, financial condition and operating results.
Once our electric pickup trucks are in production and sold to the public, we will need to maintain warranty reserves to cover any warranty-related claims. If our warranty reserves are inadequate to cover such future warranty claims, our business, prospects, financial condition and operating results could be materially and adversely affected. We may become subject to significant and unexpected warranty expenses. There can be no assurances that then-existing warranty reserves will be sufficient to cover all claims.
We intend to collect and process certain information about our customers and will be subject to various privacy and data protection laws.
We intend to collect and process certain information about our customers, in accordance with applicable law and our own privacy policies. Any failure by us to comply with our privacy policy or any federal, state or international privacy, data protection or security laws or regulations could result in regulatory or litigation-related actions against us, legal liability, fines, damages and other costs. A failure by any of our vendors or business partners to comply with contractual or legal obligations regarding the protection of information about our customers could carry similar consequences. Should we become subject to additional privacy or data protection laws, we may need to undertake compliance efforts that could carry a large cost. Although we take steps to protect the security of our customers’ personal information, we may be required to expend significant resources to comply with data security incident notification requirements if a third-party accesses or acquires the personal information of our customers without authorization or if we otherwise experience a data security incident or loss of customers’ personal information. A major breach of our network security and systems could have negative effects on our business and future prospects, including possible fines, penalties and damages, and could result in reduced demand for our vehicles and harm to our reputation and brand. Such a breach could also compromise or lead to a loss of protection of our intellectual property or trade secrets.
Interruption or failure of, or unauthorized access to, our or the Endurance’s information technology and communications systems could adversely affect our operating results and reputation.
We are currently developing information technology and communications systems to assist us in the management of our business. The production of our vehicles will require the development, maintenance and improvement of information technology and communications systems in the United States, which will include product data management, procurement, inventory management, production planning and execution, sales, service and logistics, financial, tax and regulatory compliance systems. The availability and effectiveness of operating our business will depend on these systems.
In addition, software, information technology and communications systems will be integral to the operation and functionality of the Endurance. The Endurance will be designed with built-in data connectivity to accept and install periodic remote updates to improve or update its functionality. Although these systems will be designed and tested for resiliency and security, they involve complex technologies, and we cannot be certain they will be entirely free from vulnerabilities.
As a result, all of these systems may be vulnerable to damage or interruption from, among other things, data breaches, cyber-attacks, actual or threatened geopolitical conflict, war, fire, natural disasters, power loss, telecommunications failures, computer viruses and other attempts to harm our systems or the operation of Endurance vehicles. We cannot be certain that these systems or their required functionality will be effectively and timely developed, implemented and maintained, and any disaster recovery planning cannot account for all eventualities. Any compromise of our proprietary information or of our systems or those of the Endurance could adversely affect our reputation and could result in lengthy interruptions to our ability to operate our business and our customers’ ability to operate the Endurance.
General Risk Factors
Our insurance strategy may not be adequate to protect us from all business risks.
We are currently and may in the future be subject to, or become a party to, litigation, regulatory actions, and government investigations and inquiries. In addition, in the ordinary course of business, we may be subject to losses resulting from products liability, accidents, acts of God and other claims against us. See “Business — Legal Proceedings” below and in our subsequent filings with the SEC for additional information.
These proceedings and incidents may include claims for which we have no insurance coverage. While we currently carry commercial general liability, commercial automobile liability, excess liability, workers’ compensation, cyber security and directors’ and officers’ insurance policies, coverage amounts are limited and we may not maintain as much insurance coverage as other OEMs do. In some cases, we may not maintain any insurance coverage at all.
Additionally, the policies that we do have may include significant deductibles and exclusions, and we cannot be certain that our insurance coverage will be applicable to or sufficient to cover all current and future claims against us. Our insurers have raised and may in the future raise, defenses as to coverage of all or some of the claims and, in any event, available insurance coverage may not be sufficient. A loss that is uninsured or exceeds policy limits may require us to pay substantial amounts, which could adversely affect our financial condition, operating results and prospects.
The Lordstown facility could be damaged or adversely affected as a result of disasters or other unpredictable events. Any prolonged disruption in the operations of the facility would adversely affect our business, prospects, financial condition and operating results.
We currently plan for our electric vehicles to be assembled at a single facility, the Lordstown facility. Any prolonged disruption of operations at the Lordstown facility, whether due to technical, information systems, communication networks, strikes, accidents, weather conditions or other natural disaster, the COVID-19 pandemic, global instability, acts of war or otherwise, whether short- or long-term, would adversely affect our business, prospects, financial condition and operating results. Furthermore, pursuant to the APA, we have the obligation to deliver the Lordstown facility to Foxconn in substantially similar operating state as of the effective date of the APA. Therefore, any adverse impacts to the facility are likely to cause a delay in the APA closing, financial exposure or perhaps termination of the APA.
We are or may be subject to risks associated with strategic alliances, joint ventures, or acquisitions.
We have and are in the process of and may from time to time consider entering into strategic alliances, including joint ventures, minority equity investments or other transactions with various third parties to further our business purpose, including the Foxconn Transactions and other potential relationships. These alliances could subject us to a number of risks, including risks associated with sharing proprietary information, with non-performance by the third party and with increased expenses in establishing new strategic alliances, any of which may materially and adversely affect our business. We may have limited ability to monitor or control the actions of these third parties and, to the extent any of these strategic third parties suffer negative publicity or harm to its reputation from events relating to its business, we may also suffer negative publicity or harm to our reputation by virtue of our association with any such third party.
When appropriate opportunities arise, we may acquire additional assets, products, technologies, or businesses that are complementary to our existing business. In addition to possible stockholder approval, we may need approvals and licenses from relevant government authorities for the acquisitions and to comply with any applicable laws and regulations, which could result in increased delay and costs, and may disrupt our business strategy if we fail to do so. Furthermore, acquisitions and the subsequent integration of new assets and businesses into our own require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our operations. Acquired assets or businesses may not generate the financial results we expect. Acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of an acquired business. Moreover, the costs of identifying and consummating acquisitions may be significant.
Risks Related to the Offering, Our Securities and Being a Public Company
The concentration of ownership of our stock among a few large stockholders may limit your ability to influence significant corporate decisions.
The ownership by a few stockholders may account for a large percentage of our outstanding Class A common stock. For example, as of March 3, 2022, Stephen S. Burns, our former Chief Executive Officer and Chairman, beneficially owned Class A common stock representing approximately 17.9% of our outstanding shares. Foxconn currently beneficially owns approximately 3.7% of Class A common stock and may increase its beneficial ownership. As long as Mr. Burns, other individuals or companies own or control a significant percentage of our outstanding voting power, they could have the ability to influence certain corporate actions requiring stockholder approval including the election of directors, any amendment of our Charter and the approval of significant corporate transactions. This control could have the effect of delaying or preventing a change of control or changes in management and would make the approval of certain transactions difficult or impossible without the support of these significant stockholders.
We may issue shares of preferred stock or additional shares of Class A common stock, which would dilute the interest of our stockholders and could cause the price of our Class A common stock to decline.
Our Charter provides for 312 million authorized shares of capital stock, consisting of (i) 300 million shares of Class A common stock and (ii) 12 million shares of preferred stock.
To raise capital, we may sell Class A common stock, preferred stock, convertible securities or other equity securities in one or more transactions, including those contemplated by the Equity Purchase Agreement, at prices and in a manner we determine from time to time. We may sell shares or other securities in any other offering at a price per share that is less than the price per share paid by our current stockholders, and investors purchasing shares or other securities in the future could have rights superior to existing stockholders. In particular, we may issue a substantial number of shares of preferred stock and/or additional shares of Class A common stock in connection with the Foxconn Transactions, a potential joint product development agreement and other contemplated transactions with Foxconn, our financing efforts and as compensation to our employees and directors. Any such issuance:
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may significantly dilute the equity interest of our then-current stockholders;

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may subordinate the rights of holders of shares of Class A common stock if one or more classes of preferred stock are created, and such preferred shares are issued, with rights senior to those afforded to our Class A common stock;

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could cause a change in control if a substantial number of shares of Class A common stock are issued, which may affect, among other things, our ability to use our net operating loss carryforwards, if any, and could result in the resignation or removal of our present officers and directors; and

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may adversely affect the prevailing market price for our Class A common stock.

On July 23, 2021, we entered into the Equity Purchase Agreement with YA, pursuant to which YA has committed to purchase up to $400 million in shares of our Class A common stock, subject to certain limitations and conditions set forth in the Equity Purchase Agreement. The shares of our Class A common stock that may be issued under the Equity Purchase Agreement may be sold by us to YA at our discretion from time to time over an approximately 36-month period commencing on the date of the agreement. We generally have the right to control the timing and amount of any sales of our shares of Class A common stock to YA under the Equity Purchase Agreement. Future sales of our Class A common stock to YA under the Equity Purchase Agreement will depend upon market conditions and other factors. Because the purchase price per share to be paid by YA for the shares of Class A common stock that we may elect to sell to YA under the Equity Purchase Agreement will fluctuate based on the market prices of our Class A common stock, it is not possible for us to predict the remaining number of shares of Class A common stock that we will sell to YA under the Equity Purchase Agreement, the purchase price per share that YA will pay for shares purchased from us under the Equity Purchase Agreement, or the aggregate gross proceeds that we will receive from those purchases by YA under the Equity Purchase Agreement. The Equity Purchase Agreement is subject to certain limitations and conditions. In particular, at current market prices of our shares of Class A common stock, without stockholder approval, we cannot issue or sell to YA shares of our Class A common stock in excess of 35.1 million shares, which would limit the amount of funds we are able to raise to significantly less than the $400 million commitment under the Equity Purchase Agreement.
We may not have sufficient authorized shares to issue in connection with a future capital raise without shareholder approval. We intend to seek approval of an amendment to our Charter to increase the authorized number of shares of Class A common stock. No assurance can be given that our shareholders will approve an increase in authorized shares, which may result in our inability to raise adequate funds to execute our strategy. Also, see “Business — Legal Proceedings” with respect to claims alleged regarding the authorization of our Class A common stock.
Sales of a substantial number of shares of our securities in the public market could cause the market price of our Class A common stock to drop significantly, even if our business is doing well.
Sales of a substantial number of shares of Class A common stock in the public market could occur at any time, including sales pursuant to the Equity Purchase Agreement and resale registration statement covering such shares, or other efforts to raise additional capital or in connection with a strategic alliance, business combination or similar transaction, as well as pursuant to this prospectus. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our Class A common stock and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that sales may have on the prevailing market price of our Class A common stock.
As of March 1, 2022, we had outstanding 196.5 million shares of our Class A common stock and Warrants to purchase approximately 3.9 million shares of our Class A common stock. The exercise price of the BGL Warrants is $10.00 per share and of the Private Placement Warrants is $11.50 per share. To the extent such Warrants are exercised, additional shares of our Class A common stock will be issued, which will result in dilution to the holders of our Class A common stock and will increase the number of shares eligible for resale in the public market. In addition, as of March 1, 2022, an aggregate of 14.7 million shares of Class A common stock are subject to outstanding awards or available for future issuance under the 2020 Equity Incentive Plan (the “2020 Plan”). Sales, or the potential sales, of substantial numbers of shares in the public market, subject to certain restrictions on transfer until the termination of applicable lock-up periods, could increase the volatility of the market price of our Class A common stock or adversely affect the market price of our Class A common stock.
The Registration Rights and Lock-up Agreement (the “Registration Rights and Lock-up Agreement”) that we entered into effective as of the Closing of the Business Combination provided that certain of our securities held by the parties to such agreement were locked-up, pursuant to which 50% of shares of Class A common stock held by Stephen S. Burns will continue be locked-up until October 23, 2022. In addition, Stephen S. Burns agreed not to transfer any shares of Class A common stock held by him if, immediately following such transfer, the shares owned by him would be fewer than the number of shares that would be required to satisfy any outstanding indemnification claim made by us pursuant to the Business Combination Agreement.
Because we have no current plans to pay cash dividends on our Class A common stock for the foreseeable future, you may not receive any return on investment unless you sell your Class A common stock for a price greater than that which you paid for it.
We may retain future earnings, if any, for future operations, expansion and debt repayment and have no current plans to pay any cash dividends for the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that our board of directors may deem relevant. In addition, our ability to pay dividends is likely to be limited by covenants of any existing and future outstanding indebtedness we incur, preferred stock we may issue, or other agreements we may enter into. As a result, you may not receive any return on an investment in our Class A common stock unless you sell our Class A common stock for a price greater than that which you paid for it. See “Market Information for Class A Common Stock and Dividend Policy — Dividend Policy.”
Our stock price is volatile, and you may not be able to sell the shares of our Class A common stock at or above the price you paid.
The trading price of our Class A common stock has been very volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. These factors include:
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our ability to consummate the Foxconn Transactions or enter into additional agreements with Foxconn;

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our ability to continue as a going concern;

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our ability to obtain adequate financing and on acceptable terms;

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commencement of, or involvement in, investigations, inquiries, claims or litigation (See “Business — Legal Proceedings”);

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our ability to complete the engineering and testing of the Endurance, start production and bring it to market on the expected timeline and budget;

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changes in our operating results and funding needs;

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success of our competitors;

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our operating results failing to meet the expectation of securities analysts or investors in a particular period;

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actual or anticipated fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

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changes in financial estimates and recommendations by securities analysts concerning us or the industries in which we operate in general;

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stock price performance of other companies that investors deem comparable to us;

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announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures, collaborations or capital commitments;

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our focus on long-term goals over short-term results;

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the timing and magnitude of our investments in the growth of our business;

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disputes or other developments related to our intellectual property or other proprietary rights, including litigation;

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changes in laws and regulations affecting our business;

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changes in our capital structure, including future issuances of securities or the incurrence of debt;

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the volume of shares of our Class A common stock available for public sale;

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major changes in our board of directors or management;

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sales of substantial amounts of Class A common stock by our directors, executive officers or significant stockholders or the perception that such sales could occur; and

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general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism.

Broad market and industry factors may materially harm the market price of our securities irrespective of our operating performance. Trading of stock on a national securities exchange has experienced and is expected to continue to experience price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of our securities, may not be predictable. A loss of investor confidence in the market for the stocks of other companies which investors perceive to be similar to us could depress our stock price regardless of our business, prospects, financial conditions or results of operations. A decline in the market price of our securities also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.
In addition, in the past, securities class action litigation has often been commenced against companies following periods of volatility in the overall market or the market price of the particular company’s securities. This type of litigation, which has been, and may in the future be, instituted against us, is likely to result in substantial costs and a diversion of our management’s attention and resources and have a material adverse impact on our financial condition and results of operations. For example, we currently have several litigation matters pending against us and current and former officers and directors of the Company and DiamondPeak. We intend to vigorously defend against the claims but there can be no assurances as to the outcome, costs, availability of insurance coverage and impact on our operating results, financial condition and prospects. See “Business — Legal Proceedings” below and in our subsequent filings with the SEC for additional information.
We incur significant increased expenses and administrative burdens as a public company and our management may not successfully or effectively manage our transition to public company obligations, which could have a material adverse effect on our business, financial condition and results of operations.
We face increased legal, accounting, administrative and other costs and expenses as a mature public company that Legacy Lordstown did not incur as a private company. SEC rules and regulations, the Sarbanes-Oxley Act of 2002, including the requirements of Section 404, as well as rules and regulations subsequently implemented by the SEC thereunder, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and the rules and regulations promulgated and to be promulgated thereunder, the Public Company Accounting Oversight Board and the securities exchanges impose additional reporting and other obligations on public companies that are complex and time-consuming.
As of December 31, 2021, we no longer qualify as an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act of 1933 (the “Securities Act”), as modified by the Jumpstart Our Business Act of 2012 (the “JOBS Act”). Because we no longer qualify as an emerging growth company, and as certain extended transition periods available to emerging growth companies expire, we are subject to additional reporting requirements and standards and accelerated filing deadlines for our periodic reports.
Our management team may not successfully or effectively manage our ongoing transition to a public company, and these significant obligations under federal securities laws. Our limited experience in dealing with the increasingly complex laws pertaining to public companies could be a significant disadvantage in that it is likely that an increasing amount of management’s time may be devoted to these activities which will result in less time being devoted to our management and growth. We currently do not, and in the future may not, have adequate personnel with the appropriate level of knowledge, experience and training in the accounting policies, practices or internal controls over financial reporting required of public companies in the United States. As part of our plan to remediate material weaknesses that have already been identified, we intend to expand our employee base and hire additional employees to support our operations as a public company that will increase our operating costs in future periods.
Furthermore, if any issues in complying with those requirements are identified (for example, identifying a material weakness or significant deficiency in the internal control over financial reporting, as we have already experienced), we could incur additional costs rectifying those issues, and the existence of those issues could adversely affect our reputation or investor perceptions of us.
It is also more expensive to obtain directors’ and officers’ liability insurance, which we experienced in 2021, and risks associated with our status as a public company may make it more difficult to attract and retain qualified persons to serve on our board of directors or as executive officers. Advocacy efforts by stockholders and third parties may also prompt additional changes in governance and reporting requirements, which could further increase our costs.
The additional reporting and other obligations imposed by these rules and regulations require us to divert a significant amount of money that could otherwise be used to expand our business and achieve strategic objectives. If we are unable to comply with and implement any changes effectively or efficiently, it could harm our operations, financial reporting, or financial results. While we are taking steps to implement the systems and processes required to comply with these additional requirements, there can be no assurance that the measures we have taken to date, and are continuing to implement, will enable us to comply fully and in a timely manner.
Failure to timely implement and maintain adequate financial, information technology and management processes and controls and procedures have resulted and could in the future result in material weaknesses, leading to errors in our financial reporting and adversely affecting our business.
We are subject to the SEC’s internal control over financial reporting requirements and are subject to the auditor attestation requirements as of the end of the 2021 fiscal year. The design of internal controls over financial reporting has required and will continue to require significant time and resources from management and other personnel.
As of December 31, 2020, our management identified the following material weaknesses in internal control over financial reporting:
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we did not have a sufficient number of trained resources with the appropriate technical accounting skills and knowledge with assigned responsibilities and accountability for the design and operation of internal controls over financial reporting;

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we did not have an effective risk assessment process that successfully identified and assessed risks of material misstatement to ensure controls were designed and implemented to respond to those risks; and

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we did not have an effective monitoring process to assess the consistent operation of internal control over financial reporting and to remediate known control deficiencies.

A material weakness is a deficiency or combination of deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements would not be prevented or detected on a timely basis.
These control deficiencies resulted in the restatement of our December 31, 2020 financial statements and our conclusion that our internal control over financial reporting was not effective as of December 31, 2020.
Our management prepared and implemented a remediation plan in 2021 under the oversight of the audit committee. The plan involved, among other actions, hiring and training additional qualified personnel, performing detailed risk assessments in key process areas to identify risks of material misstatement, further documentation and implementation of control procedures to address the identified risks of material misstatements in key process areas, and the implementation of monitoring activities over the components of our internal controls which would include holding personnel accountable to their responsibilities for the design and implementation of internal controls over financial reporting.
We made significant progress implementing our remediation plan during fiscal year 2021 as the design and implementation of relevant key controls occurred throughout the second half of the year. However, a material weakness will not be considered remediated until the applicable controls operate for a sufficient period of time. Management has concluded, through testing, that the following material weakness in internal control over financial reporting remained as of December 31, 2021: the Company did not have a sufficient number of trained resources with assigned responsibilities and accountability for the implementation and operation of internal controls over financial reporting.
As a consequence of the above material weakness, the Company did not effectively implement and operate process-level control activities related to procure-to-pay (including operating expenses, prepaid expenses, and accrued liabilities), review and approval of manual journal entries, and user access controls to ensure appropriate segregation of duties.
Accordingly, management concluded that our internal control over financial reporting was not effective as of December 31, 2021 and our independent registered public accounting firm was not able to attest to the effectiveness of our internal control over financial reporting.
We plan to continue to hire and train additional qualified personnel and to test the effectiveness of the controls implemented pursuant to the remediation plan in order to conclude that they are operating effectively, however, there can be no assurance that this will occur within 2022 or that we will be successful in remediating the material weakness.
If not remediated, this material weakness could result in material misstatements to our annual or interim consolidated financial statements that might not be prevented or detected on a timely basis, or in delayed filing of required periodic reports. If we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an unqualified opinion as to the effectiveness of the internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of the Class A common stock could be adversely affected and we could become subject to litigation or investigations by Nasdaq, the SEC, or other regulatory authorities, which could require additional financial and management resources.
Further, additional weaknesses in our internal controls may be discovered in the future. Any failure to develop or maintain effective controls, or any difficulties encountered in our implementation or improvement, could adversely affect our operating results or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods.
There can be no assurance that we will be able to comply with the continued listing standards of Nasdaq.
Our Class A common stock is currently listed on Nasdaq. Our continued eligibility for listing may depend on, among other things, compliance with minimum price and corporate governance requirements and timely filings with the SEC. If Nasdaq delists our Class A common stock from trading on its exchange for failure to meet the Nasdaq listing standards, we and our stockholders could face significant material adverse consequences including:
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a limited availability of market quotations for our securities;

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reduced liquidity for our securities;

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a determination that our Class A common stock is a “penny stock,” which will require brokers trading in our Class A common stock to adhere to more stringent rules and could possibly result in a reduced level of trading activity in the secondary trading market for our securities;

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a limited amount of news and analyst coverage; and

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a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts states from regulating the sale of certain securities, which are referred to as “covered securities.” Because our Class A common stock is currently listed on Nasdaq, it is a covered security. Although states are preempted from regulating the sale of our securities, the federal statute does allow states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then states can regulate or bar the sale of covered securities in a particular case. Further, if we were no longer listed on Nasdaq, our securities would not be covered securities and we would be subject to regulation in each state in which we offer our securities.
If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our Class A common stock adversely, the price and trading volume of our Class A common stock could decline.
The trading market for our Class A common stock is influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. If any of the analysts who cover us provide negative recommendations or change their recommendation regarding our stock adversely, or provide more favorable relative recommendations about our competitors, the price of our Class A common stock would likely decline. If any analyst who covers us were to cease its coverage or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our stock price or trading volume to decline.
Provisions in our Charter may prevent or delay an acquisition of us, which could decrease the trading price of our Class A common stock, or otherwise may make it more difficult for certain provisions of the Charter to be amended.
The Charter contains provisions that are intended to deter coercive takeover practices and inadequate takeover bids and to encourage prospective acquirers to negotiate with our board of directors rather than to attempt a hostile takeover. These provisions include:
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a board of directors that is divided into three classes with staggered terms;

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the right of our board of directors to issue preferred stock without stockholder approval;

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restrictions on the right of stockholders to remove directors without cause; and

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restrictions on the right of stockholders to call special meetings of stockholders.

These provisions apply even if the offer may be considered beneficial by some stockholders and could delay or prevent an acquisition that our board of directors determines is not in our and our stockholders’ best interests.
Our Charter designates state courts within the State of Delaware as the exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.
The Charter provides that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, a state court located within the State of Delaware (or, if no court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) shall be the sole and exclusive forum for any internal or intra-corporate claim or any action asserting a claim governed by the internal affairs doctrine as defined by the laws of the State of Delaware, including, but not limited to (i) any derivative action or proceeding brought on behalf of us; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees or stockholders to us or our stockholders; or (iii) any action asserting a claim arising pursuant to any provision the DGCL or the Charter or our Bylaws (in each case, as they may be amended from time to time), or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware.
In addition, the Charter provides that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district court for the District of Delaware (or, if such court does not have jurisdiction over such action, any other federal district court of the United States) shall be the sole and exclusive forum for any action asserting a cause of action arising under the Securities Act or any rule or regulation promulgated thereunder (in each case, as amended), provided, however, that if the foregoing provisions are, or the application of such provisions to any person or entity or any circumstance is, illegal, invalid or unenforceable, the sole and exclusive forum for any action asserting a cause of action arising under the Securities Act or any rule or regulation promulgated thereunder (in each case, as amended) shall be the Court of Chancery of the State of Delaware.
The Charter provides that the exclusive forum provision will be applicable to the fullest extent permitted by applicable law. Section 27 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”) creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any rule or regulation promulgated thereunder (in each case, as amended), or any other claim over which the federal courts have exclusive jurisdiction.

This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder. Alternatively, if a court were to find the choice of forum provision contained in our Charter to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results and financial condition.
We may amend the terms of the Warrants in a manner that may be adverse to holders of Warrants with the approval by the holders of at least 50% of the then-outstanding Warrants. As a result, the exercise price of the Warrants could be increased, the exercise period could be shortened and the number of shares of our Class A common stock purchasable upon exercise of a Warrant could be decreased, all without the approval of the holder of any such Warrant.
Our Warrants were issued in registered form under the Warrant Agreement between American Stock Transfer & Trust Company, as warrant agent, and us (the “Warrant Agreement”). The Warrant Agreement provides that the terms of the Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 50% of the then-outstanding Private Placement Warrants to make any change that affects the interests of the registered holders of Private Placement Warrants. Accordingly, we may amend the terms of the Warrants in a manner adverse to a holder if holders of at least 50% of the then-outstanding Private Placement Warrants approve of such amendment. Although our ability to amend the terms of the Warrants with such consent is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the Warrants, convert the Warrants into cash, shorten the exercise period or decrease the number of shares of our Class A common stock purchasable upon exercise of a Warrant.
We may redeem the unexpired Warrants prior to their exercise at a time that is disadvantageous to Warrant holders, thereby making their Warrants worthless.
We have the ability to redeem outstanding Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per Warrant, provided that the last reported sales price of our Class A common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30 trading-day period ending on the third trading day prior to the date on which we give proper notice of such redemption and provided certain other conditions are met. If and when the Warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding Warrants could force the Warrant holders (i) to exercise their Warrants and pay the exercise price therefor at a time when it may be disadvantageous for them to do so, (ii) to sell their Warrants at the then-current market price when they might otherwise wish to hold their Warrants or (iii) to accept the nominal redemption price which, at the time the outstanding Warrants are called for redemption, is likely to be substantially less than the market value of their Warrants. None of the Private Placement Warrants will be redeemable by us so long as they are held by the Sponsor, our Anchor Investor or their permitted transferees.

USE OF PROCEEDS
All of the Class A common stock and Private Placement Warrants offered by the Selling Securityholders pursuant to this prospectus will be sold by the Selling Securityholders for their respective accounts. We will not receive any proceeds from the sale of our securities by the Selling Securityholders pursuant to this prospectus.
We will receive up to an aggregate of approximately $43.1 million from the exercise of the Warrants, assuming the exercise in full of all of the Warrants for cash. There is no assurance that the holders of the Warrants will elect to exercise any or all of such Warrants. To the extent that any Warrants are exercised on a “cashless basis,” the amount of cash we would receive from the exercise of the Warrants will decrease. We will have broad discretion regarding the timing and application of the net proceeds from this offering. We expect to use the net proceeds from the exercise of any Warrants for general corporate purposes. Pending the ultimate use of such proceeds, we may invest the net proceeds in short-term, investment-grade, interest- bearing instruments.
DETERMINATION OF OFFERING PRICE
We cannot currently determine the price or prices at which shares of our Class A common stock or Private Placement Warrants may be sold by the Selling Securityholders under this prospectus.

MARKET INFORMATION FOR CLASS A COMMON STOCK AND DIVIDEND POLICY
Market Information
Our Class A common stock currently trades on the Nasdaq Global Select Market under the symbol “RIDE.”
Holders
As of March 1, 2022, the shares of Class A common stock issued and outstanding were held of record by approximately 33 holders, and the Warrants outstanding were held of record by approximately 31 holders.
Dividend Policy
We have not paid any cash dividends on the Class A common stock to date. We may retain future earnings, if any, for future operations and expansion and have no current plans to pay cash dividends for the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of the board of directors and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that the board of directors may deem relevant. In addition, our ability to pay dividends may be limited by covenants of any future outstanding indebtedness we or our subsidiaries incur.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
This Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should be read in conjunction with the accompanying audited consolidated financial statements and notes. Forward-looking statements in this MD&A are not guarantees of future performance and may involve risks and uncertainties that could cause actual results to differ materially from those projected. Refer to the “Cautionary Note Regarding Forward-Looking Statements” and the information set forth under the heading. “Risk Factors” for a discussion of these risks and uncertainties, including without limitation, with respect to our estimated production timeline, need for additional financing and the risks related to our planned transactions with Foxconn.
Our mission is to accelerate electric vehicle adoption and to be a catalyst in the transition of commercial fleets to all-electric vehicles for a more sustainable future. We are an electric vehicle (“EV”) innovator focused on developing high-quality light-duty work vehicles.
Since inception, we have been developing our flagship vehicle, the Endurance™, an electric full-size pickup truck. We are building pre-production vehicles (“PPV”) for testing, validation, certification, and regulatory approvals during the first half of 2022. Subject to raising sufficient capital, completion of the transactions under the Asset Purchase Agreement with Foxconn (See “Business — Foxconn Transactions”) and satisfactory completion of testing and receipt of regulatory approvals, we currently expect commercial production and sales of the Endurance to begin in the third quarter of 2022.
Our current cost of our bill of materials for the Endurance is well above our anticipated selling price. While we expect to achieve cost improvements over time, we do not anticipate reaching a positive gross margin for the foreseeable future. As a result, we will incur significant losses with each vehicle we sell. The primary factor driving the high material costs are our use of prototype components produced from soft tools that are intended for very low volumes. We anticipate allocating substantial capital investment in hard tools that are designed for long term use and higher production volumes. We have identified significant piece price savings from these investments that we anticipate realizing over time. However, no assurances can be made that we will have sufficient capital to make these investments, or our suppliers will be willing or able to manufacture the tools or achieve the lower piece prices. Until such time as we are able to lower the bill of materials cost, we are likely to limit our expected production in order to minimize our losses, which we anticipate to be through 2023 or potentially longer.
We plan to focus our sales and marketing efforts on direct sales through our subsidiary, Lordstown EV Sales, LLC, to commercial fleet operators and fleet management companies rather than through third-party dealerships. However, we intend to explore other distribution strategies as our business grows. An important aspect of our sales and marketing strategy involves pursuing relationships with specialty upfitting and fleet management companies to incorporate the Endurance into their fleets or sales programs. As their main area of business, fleet management companies act as an intermediary facilitating the acquisition of new vehicles for the ultimate end user fleets. They provide a valuable distribution channel for us because of their extensive end user relationships and ability to offer attractive financing rates. As a result of this strategy, we expect that we will not be required to make significant investments in a large direct sales force or third-party dealership network, thereby avoiding an increase in fixed costs.
We intend to leverage our advanced technologies and highly talented team to develop additional all-electric vehicles targeted for the commercial market. See “Risk Factors” for further discussion of the risks associated with the capital required to execute our business plan, the Foxconn Transactions and our production timeline.
In the fourth quarter of 2021, we entered into agreements with Foxconn (see “Business — Foxconn Transactions”), that would result in more than $280 million in funding for the Company, if consummated. We have already received $200 million from Foxconn as of January 28, 2022 in the form of down payments and for the purchase of our Class A common stock. The Foxconn Transactions represent a shift in our business strategy from a fully vertically integrated designer, developer and manufacturer of EVs into a less capital-intensive business focused on developing, engineering, testing and industrializing vehicles in partnership with Foxconn.

In connection with the Foxconn Transactions, Foxconn Ohio would purchase the Lordstown facility for $230 million and a reimbursement payment for certain operating and expansion costs incurred by us from September 1, 2021 through the closing. We would continue to own our hub motor assembly line, as well as our battery module and pack line assets, certain intellectual property rights and other excluded assets. We expect to outsource all of the manufacturing of the Endurance to Foxconn with the sale of our Lordstown facility; Foxconn will also operate the assets we continue to own in the facility after closing. The sale of the Lordstown facility would allow us to meaningfully reduce our operating complexity and fixed cost structure by transferring to Foxconn the current and future manufacturing employees along with fixed overhead costs, such as maintenance, utilities, insurance and more. We believe that outsourcing our manufacturing to a highly qualified partner would enable us to leverage Foxconn’s technology, supply chain network and expertise to accelerate the launch of current and future vehicle programs. Furthermore, we believe we would realize the benefits of scaled manufacturing sooner as Foxconn contracts with other OEMs to produce their vehicles in the Lordstown facility.
In addition to providing the Company near term funding, the Foxconn Transactions should provide the benefits of scaled manufacturing, more cost-effective access to certain raw materials, components and inputs, and reduced overhead costs associated with the Lordstown facility borne by the Company. We are also exploring other potential agreements with Foxconn that would establish a joint product development agreement for future MIH-based vehicles and an appropriate funding structure. See “Business — Foxconn Transactions” and “Risk Factors” for further discussion of the risks associated with the Foxconn Transactions and our capital needs, among other risks.
Results of Operations
Comparison of the year ended December 31, 2021 to December 31, 2020
(in thousands)
	Year ended December 31, 2021	Year ended December 31, 2020
Net sales	$—	$—
Operating expenses
Selling, general and administrative expenses	105,362	31,316
Research and development expenses	284,016	70,966
Amortization of intangible assets	11,111	—
Total operating expenses	400,489	102,283
Loss from operations	(400,489)	(102,283)
Other (expense) income
Other expense	(10,079)	(20,866)
Interest income (expense)	200	(901)
Loss before income taxes	(410,368)	(124,050)
Income tax expense	—	—
Net loss	$(410,368)	$(124,050)
Selling, general and administrative expenses (“SG&A”) generally consist of personnel and facilities costs related to marketing, sales, executive, finance, human resources, information technology and legal organizations, as well as fees for certain professional and contract services.
SG&A increased from $31.3 million for the year ended December 31, 2020 to $105.4 million for the year ended December 31, 2021 primarily due to a $21.3 million increase in personnel costs and $43.5 million increase in legal and insurance costs. Our legal costs have risen due to ongoing litigation and government investigations. Insurance costs have increased due primarily to higher pricing and expanded coverages, including director and officer policies and coverage on new investments made in the Lordstown facility.

Research & Development (R&D) expenses consist primarily of personnel costs for our teams in engineering and research, manufacturing and test organizations, prototype components, as well as contract and outside engineering services to support the development, engineering and testing of beta and PPV vehicles.
R&D increased from $71.0 million for the year ended December 31, 2020 to $284.0 million for the year ended December 31, 2021 primarily due to increases of $101.9 million and $86.7 million in personnel and consulting costs and prototype component costs, respectively.
During the year ended December 31, 2021, we continued to refine the design of the Endurance and consider technologies we would use in future vehicles. Given the lack of Workhorse technology used in the Endurance and the current management’s strategic direction of the Company, inclusive of the transactions contemplated with Foxconn, we deemed it appropriate to change the useful life of the technology we acquired from Workhorse to zero months. As such, we recorded accelerated amortization of $11.1 million during the year ended December 31, 2021.
Other expense in the year ended December 31, 2021 and 2020 mainly consisted of changes in fair value of Warrants.
Liquidity and Capital Resources
Our business plan contemplates that we will build a limited number of pre-production vehicles in the first half of 2022 for testing, certification and to demonstrate the capabilities of the Endurance to potential customers. We expect commercial production and sales to begin in the third quarter of 2022. While conducting these activities, and for the foreseeable future, we will incur significant operating expenses, capital expenditures and working capital funding that will deplete our cash on hand. Absent any material delays, we anticipate that we have sufficient funds to close the Foxconn Transactions and receive the proceeds as contemplated by the Asset Purchase Agreement. However, we will be required to raise additional capital in order to execute our business plan well in advance of reaching commercial production of the Endurance. The proceeds contemplated in the Asset Purchase Agreement will not be sufficient for these purposes. In addition, the closing of the APA remains subject to certain conditions, and if the transaction does not close, we will be required to repay the down payments made by Foxconn and it is unlikely we will have funding available to do so.
In 2021, our research and development expenses and capital expenditures increased significantly over 2020 levels to build capacity and invest in the development of the Endurance. The costs are significant due to spending needed for prototype components, vehicle validation tests, securing necessary parts/equipment, and utilizing in-house and third-party engineering services. Increased spending was also due in part to the stress that the COVID-19 pandemic put on the global automotive supply chain and a strategic decision to bring development of certain components, such as the frame of the Endurance, in-house. We expect continued supply chain constraints and pricing pressure that may negatively impact our cost structure and production timeline. See “Risk Factors” for further discussion of the risks associated with disruptions to the supply chain.
In addition, in order to secure adequate supply of battery cells, we have an agreement with a certain supplier that obligates us to purchase a minimum volume estimated to be $16.3 million in 2022, subject to change for fluctuations in raw material pricing.
Pursuant to the requirements of the Financial Accounting Standards Board’s Accounting Standards Codification (“ASC”) Topic 205-40, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, management must evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year from the date the consolidated financial statements included in this report are issued. This evaluation does not take into consideration the potential mitigating effect of management’s plans that have not been fully implemented or are not within control of the Company as of the date the financial statements are issued. When substantial doubt exists under this methodology, management evaluates whether the mitigating effect of its plans sufficiently alleviates substantial doubt about the Company’s ability to continue as a going concern. The mitigating effect of management’s plans, however, is only considered if both (1) it is probable that the plans will be effectively implemented within one year after the date that the financial statements are issued, and (2) it is probable that the plans, when implemented, will mitigate the relevant conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.
We had cash and cash equivalents of approximately $244.0 million as of December 31, 2021, an accumulated deficit of $544.8 million at December 31, 2021 and a net loss of $410.4 million for the year ended December 31, 2021. Our ability to continue as a going concern is dependent on our ability to raise the necessary capital, complete the development of our electric vehicles, obtain regulatory approval, begin commercial scale production and launch the sale of such vehicles.
We believe that our current level of cash and cash equivalents is not sufficient to fund commercial scale production and the launch of sale of such vehicles. These conditions raise substantial doubt regarding our ability to continue as a going concern for a period of at least one year from the date of issuance of the consolidated financial statements included in this report.
In an effort to alleviate these conditions, management continues to seek and evaluate opportunities to raise additional funds through the issuance of equity or debt securities, asset sales, arrangements with strategic partners or through obtaining financing from government or financial institutions. We have engaged a financial advisor to advise the Company on additional financing alternatives.
As part of our funding efforts, on July 23, 2021, the Company entered into the Equity Purchase Agreement with YA, pursuant to which YA has committed to purchase up to $400 million of our Class A common stock, at our direction from time to time, subject to the satisfaction of certain conditions. During the year ended December 31, 2021, we issued 9.6 million shares to YA and received $49.4 million cash, net of equity issuance costs.
The actual amount that we raise under the Equity Purchase Agreement will depend on market conditions and other financing alternatives that we are exploring, as well as limitations in the agreement. In particular, at current market prices of our shares of Class A common stock, without stockholder approval, the Exchange Cap provision would limit the amount of shares we can issue to 35.1 million shares, and therefore limit funds we are able to raise to significantly less than the $400 million commitment under the Equity Purchase Agreement. As of December 31, 2021, we were in compliance with the terms and conditions of the Equity Purchase Agreement and the remaining availability under the Equity Purchase Agreement was $350 million which is subject to certain limitations as described above and in Note 7 of the consolidated financial statements.
On November 10, 2021, we entered into the APA with Foxconn, pursuant to which Foxconn would purchase the Lordstown facility for $230 million and a reimbursement payment for certain operating and expansion costs incurred by us from September 1, 2021 through the closing. We would continue to own our hub motor assembly line, as well as our battery module and pack line assets, certain intellectual property rights and other excluded assets. Foxconn has made down payments of the purchase price of $100 million on November 18, 2021 and $50 million on January 28, 2022. Foxconn is required to make an additional down payment of $50 million no later than April 15, 2022, subject to certain conditions. The balance of the purchase price, along with reimbursement of certain operating and expansion costs would be paid at closing. We are required to maintain minimum cash balances of $50 million through March 1, 2022 and $30 million thereafter. In connection with the closing, the Company will issue warrants to Foxconn that are exercisable until the third anniversary of the closing for 1.7 million shares of Class A common stock at an exercise price of $10.50 per share.
If the APA is terminated or if the transaction does not close prior to the later of (i) April 30, 2022 and (ii) 10 days after the transaction is cleared by CFIUS, we are obligated to repay the down payments to Foxconn. We have granted Foxconn a first priority security interest in substantially all of our assets to secure the repayment obligation. The APA is subject to several conditions and has not been consummated as of the date of the filing of this report. No assurance can be made that it will ultimately be consummated on the terms contemplated, or at all.
In addition to providing the Company near term funding, the Foxconn Transactions should provide the benefits of scaled manufacturing, more cost-effective access to certain raw materials, components and inputs, and reduced overhead costs associated with the Lordstown facility borne by the Company. We are also exploring other potential agreements with Foxconn that would establish a joint product development agreement for future MIH-based vehicles and an appropriate funding structure. No assurance can be made that the joint product development agreement, an appropriate funding structure or other potential agreements would ultimately be entered or consummated on the terms contemplated, or at all.
See “Business — Foxconn Transactions” and “Risk Factors” for further discussion of the risks associated with the Foxconn Transactions and other agreements being contemplated, including a joint product development agreement, and our capital needs, among other risks. Even if the Foxconn Transactions are consummated in accordance with the current terms and on the anticipated timeline, we will need additional funding to continue our development efforts and maintain current plans for our production timeline.
We accepted an invitation from the U.S. Department of Energy to start the process toward securing an ATVM loan and are currently in the due diligence phase. If we are successful in completing this stage, we may receive a term sheet, but we cannot guarantee we will reach that stage or be approved for a loan or provide any assurance as to the amount or timing of any loan that we may receive. We have been informed that an ATVM loan would likely be secured by a first priority lien on our assets. In the near term, we do not believe that we would be able to satisfy the conditions to obtain an ATVM loan, including the requirement to demonstrate our viability as a company.
As we seek additional sources of financing, there can be no assurance that such financing would be available to us on favorable terms or at all. Our ability to obtain additional financing in the debt and equity capital markets is subject to several factors, including market and economic conditions, the significant amount of capital required, the fact that our bill of materials cost is currently, and expected to continue to be, substantially higher than our anticipated selling price, uncertainty surrounding regulatory approval and the performance of the vehicle, meaningful exposure to material losses related to ongoing litigation and the SEC investigation, our performance and investor sentiment with respect to us and our business and industry, as well as our pending transaction with Foxconn. As a result of these uncertainties, and notwithstanding management’s plans and efforts to date, there continues to be substantial doubt about our ability to continue as a going concern.
If we are unable to raise substantial additional capital in the near term, our operations and production plans will be scaled back or curtailed and, if any funds raised are insufficient to provide a bridge to full commercial production, our operations could be severely curtailed or cease entirely. We will be materially adversely affected if the Foxconn Transactions do not close. If the APA does not close, including because we are unable to fulfill our obligations to maintain our minimum cash balance commitments under the APA, we are unlikely to have sufficient available cash to repay Foxconn’s down payments. As a result, Foxconn may exercise its rights under the APA, including, but not limited to foreclosing on its liens on some or substantially all of the Company’s assets. Under such circumstances, we would not likely be able to continue as a going concern or realize any value from our assets.
See “Risk Factors” for further discussion of the risks associated with our need for additional financing.
Summary of Cash Flows
(in thousands)
	Year ended December 31, 2021	Year ended December 31, 2020
Cash used by operating activities	$(387,990)	$(99,596)
Cash used by investing activities	$(285,514)	$(50,249)
Cash provided by financing activities	$287,759	$777,447
Cash Flows from Operating Activities
Our cash flows from operating activities are significantly affected by our cash investments to support the continuation and growth of our business in areas such as research and development and selling, general and administrative expenses.

Net cash used in operating activities increased to $388.0 million during the year ended December 31, 2021 compared to $99.6 million for the year ended December 31, 2020. This increase was primarily due to increases in our net operating loss.
Cash Flows from Investing Activities
The net cash used in investing activities increased to $285.5 million for the year ended December 31, 2021 compared to $50.2 million for the year ended December 31, 2020. This increase was primarily due to purchases of capital assets related to the Lordstown facility re-tooling in preparation for the manufacturing of the Endurance pickup truck, along with other investments in IT hardware and infrastructure to support the long-term needs of the Company.
Cash Flows from Financing Activities
Cash flows from financing activities during the year ended December 31, 2021 was $287.8 million compared to $777.4 million for the year ended December 31, 2020. Cash flows from financing activities during the year ended December 31, 2021 consisted primarily of $100 million down payment from Foxconn, $50 million from the Subscription Agreement with Foxconn, $82 million in proceeds from the exercise of warrants and $49.4 million from sales under the Equity Purchase Agreement, net of issuance costs. Cash flows from financing activities during the year ended December 31, 2020 consisted primarily of $701.5 million from cash received in recapitalization, net of transaction costs, $38.8 million from notes payable and $30.7 million from shares issued for exercise warrants.
Off-Balance Sheet Financing Arrangements
We have no obligations, assets or liabilities, which would be considered off-balance sheet arrangements as of December 31, 2021. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.
Critical Accounting Policies and Estimates
Going Concern
The accompanying financial statements have been prepared on a going concern basis of accounting, which contemplates continuity of operations, realization of assets and liabilities and commitments in the normal course of business. The accompanying financial statements do not reflect any adjustments that might result if the Company is unable to continue as a going concern. In connection with the preparation of the consolidated financial statements for the years ended December 31, 2021 and 2020, we conducted an evaluation as to whether there were conditions and events, considered in the aggregate, which raised substantial doubt as to our ability to continue as a going concern within one year after the date of the issuance of such financial statements, and concluded that substantial doubt existed as to our ability to continue as a going concern as further discussed in Note 1 to the Consolidated Financial Statements. In addition, our independent auditors, in their report on the audited financial statements for the years ended December 31, 2021 and 2020, expressed substantial doubt about our ability to continue as a going concern.
Property, Plant and Equipment
Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Determination of useful lives and depreciation will begin once the assets are ready for their intended use.
Upon retirement or sale, the cost and related accumulated depreciation are removed from the balance sheet and the resulting gain or loss is reflected in operations. Maintenance and repair expenditures are expensed as incurred, while major improvements that increase functionality of the asset are capitalized and depreciated ratably to expense over the identified useful life. Further, interest on any debt financing arrangement is capitalized to the purchased property, plant, and equipment if the requirements for capitalization are met.
Long-lived assets, such as property, plant, and equipment are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset or asset group to estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the carrying amount of an asset or asset group exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset or asset group exceeds the fair value of the asset or asset group.
Warrants
The Company accounts for its Public and Private Warrants as described in Note 3 to the consolidated financial statements in accordance with the guidance contained in ASC Topic 815-40-15-7D and 7F under which the Public Warrants and Private Warrants do not meet the criteria for equity treatment and must be recorded as liabilities. Accordingly, the Company classifies the Public and Private Warrants as liabilities at their fair value and adjusts the Public and Private Warrants to fair value at each reporting period or at the time of settlement. Any change in fair value is recognized in the statement of operations. The Company accounts for BGL Warrants as equity as these warrants qualify as share-based compensation under ASC Topic 718.
Recent Accounting Standards
Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on our consolidated financial statements.
Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, (iii) provide reasonable assurance that receipts and expenditures are being made only in accordance with authorizations of management and directors, and (iv) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
A material weakness is a deficiency or combination of deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of its financial statements would not be prevented or detected on a timely basis.
The Company’s management with the participation of the Chief Executive Officer and Chief Financial Officer, under the oversight of our Board of Directors, has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2021 based on criteria established in the Internal Control-Integrated Framework in 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). As a result of this assessment, management concluded that the following material weakness in internal control over financial reporting reported in our Annual Report on Form 10-K/A for our fiscal year ended December 31, 2020 continues to exist as of December 31, 2021:
•
The Company did not have a sufficient number of trained resources with assigned responsibilities and accountability for the design and operation of internal controls over financial reporting.

As a consequence, the Company did not effectively operate process-level control activities related to procure-to-pay (including operating expenses, prepaid expenses, and accrued liabilities), review and approval of manual journal entries, and user access controls to ensure appropriate segregation of duties.
These control deficiencies create a reasonable possibility that a material misstatement to the consolidated financial statements will not be prevented or detected on a timely basis, and therefore we conclude that the deficiencies represent a material weakness in internal control over financial reporting and our internal control over financial reporting is not effective as of December 31, 2021.
KPMG LLP, an independent registered public accounting firm, has audited the Company’s consolidated financial statements and has issued an adverse report on the effectiveness of internal control over financial reporting, which is included herein.
Management’s Remediation Plan
Since identification of the material weaknesses that existed as of the year ended December 31, 2020, our management believes that we have made extensive changes to implement our remediation plan during 2021. The Board and management, with the assistance of our third-party consultants and oversight of the Audit Committee, have implemented, among other items, the following measures to address the material weaknesses identified:
•
hired and trained additional qualified personnel, including but not limited to our Chief Executive Officer, Chief Financial Officer, Vice President of Finance and Controller, and Director of SEC Reporting

•
performed detailed risk assessments in key process areas to identify risks of material misstatement

•
with the assistance of a large nationally recognized accounting firm, designed and implemented control procedures to address the identified risks of material misstatements in key process areas

•
implemented a new SOX software which details the control design, the tracking of SOX deliverables for testing, documentation of testing results and subsequent follow-up

•
acquired and began the implementation of a new accounts payable system

•
initiated changes to our procure-to-pay process, including significantly increasing executive oversight and involvement with purchasing activities

•
established monitoring activities that hold personnel accountable to their responsibilities for the design and implementation of internal controls over financial reporting.

Under the COSO framework, a material weakness will not be considered remediated until the applicable controls operate for a sufficient period of time. While significant progress was made on the remediation plan during fiscal year 2021, the vast majority of the implementation of relevant key controls occurred throughout the second half of the year.
Remediation of Material Weaknesses
Based on the remediation actions we completed, and our testing of the control improvements implemented as of December 31, 2021, we believe the following material weaknesses disclosed as of December 31, 2020 no longer exist:
•
The Company did not have resources with the appropriate technical accounting skills.

•
The Company did not have an effective risk assessment process that successfully identified and assessed risks of material misstatement to ensure controls were designed and implemented to respond to those risks.

•
The Company did not have an effective monitoring process to assess the consistent operation of internal control over financial reporting and to remediate known control deficiencies.

Management is continuing to test the effectiveness of the controls implemented pursuant to the remediation plan described above, as well as seeking to hire additional well-qualified personnel and utilize outside consultants, in order to conclude that our internal controls are operating effectively. We believe that these actions and the expected improvements will strengthen our internal control over financial reporting and remediate the remaining material weakness, however, there can be no assurance that this will occur during 2022.
Notwithstanding the identified material weaknesses, management believes that the consolidated financial statements included in this prospectus present fairly in all material respects our consolidated financial position, results of operations and cash flows for the period presented.
Changes in Internal Control over Financial Reporting
There have been no changes in our internal control over financial reporting identified in connection with the evaluation required by Rules 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during our fourth quarter of 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting except for the remediation efforts with regard to the material weaknesses described above.

BUSINESS
Overview
Our mission is to accelerate electric vehicle adoption and to be a catalyst in the transition of commercial fleets to all-electric vehicles for a more sustainable future. We are an EV innovator focused on developing high-quality light-duty work vehicles. We believe we are one of the only North American light duty OEMs focused solely on EVs for commercial fleet customers. We believe the large commercial fleet market presents a unique opportunity to target with vehicles designed specifically for the needs of these customers. We are implementing a strategy designed to accelerate the launch of new commercial EVs. This includes working on our own vehicle programs as well as partnering with third parties as we seek to leverage our experience, our proprietary and open-source technologies and our existing vehicle platform to more efficiently develop and launch electric vehicles, to enhance capital efficiency and achieve profitability sooner.
Since inception, we have been developing our flagship vehicle, the Endurance, an electric full-size pickup truck. We are building PPV for testing, validation, certification, and regulatory approvals during the first half of 2022. Subject to raising sufficient capital, completion of the transactions under the Asset Purchase Agreement with Foxconn (discussed below), and satisfactory completion of testing and receipt of regulatory approvals, we expect commercial production and sales of the Endurance to begin in the third quarter of 2022. We intend to leverage our advanced technologies and highly talented team to develop additional all-electric vehicles targeted for the commercial market.
In November 2019 we acquired the 6.2 million square feet Lordstown, Ohio assembly complex from General Motors (“GM”). The facility was in a near-production-ready state, with manufacturing lines and equipment already in place. Since acquiring the plant we have hired more than 430 employees to work in the facility, many of whom were long tenured former GM employees at the Lordstown facility. We have invested approximately $173 million through December 31, 2021 to facilitate the conversion of the plant from manufacturing a high-volume internal combustion engine passenger car to an advanced full-size EV pickup truck plant. Our investments include purchasing the equipment necessary to scale manufacturing and assemble hub motors and battery packs.We have also hired highly experienced new executives, engineering and broader corporate talent to help us execute our plan. These new personnel bring proven track records executing large scale vehicle launches, extensive experience in automotive design and engineering as well as operational and strategic know-how to lead our organization through our transformation and into the future.
In the fourth quarter of 2021, we entered into agreements with Foxconn as described below, that would result in more than $280 million in funding for the Company, if consummated. We have already received $200 million from Foxconn as of January 28, 2022 in the form of down payments under the Asset Purchase Agreement and for the purchase of our Class A common stock.
Pursuant to the Asset Purchase Agreement, Foxconn Ohio will purchase the Lordstown facility for $230 million and reimburse certain operating and expansion costs incurred by us from September 1, 2021 through the closing. We would continue to own our hub motor assembly line, as well as our battery module and pack line assets, certain intellectual property rights and other excluded assets. We expect to outsource all of the manufacturing of the Endurance to Foxconn with the sale of our Lordstown facility, including the operation of the assets we continue to own in the facility after closing under the Contract Manufacturing Agreement. As noted above, Foxconn Ohio has made down payments of the purchase price of $100 million on November 18, 2021 and $50 million on January 28, 2022. Foxconn Ohio is required to make an additional down payment of $50 million no later than April 15, 2022, subject to certain conditions. The balance of the purchase price, along with reimbursement of certain operating and expansion costs would be paid at closing. If the APA is terminated or if the transaction does not close prior to the later of (i) April 30, 2022 and (ii) 10 days after the transaction is cleared by CFIUS, we are obligated to repay the down payments to Foxconn. We have granted Foxconn a first priority security interest in substantially all of our assets to secure the repayment obligation. In addition to the $150 million in down payments under the APA, we issued $50 million of our Class A common stock to Foxconn at a price of $6.8983 per share on October 12, 2021, pursuant to a separate subscription agreement. The APA is subject to certain conditions and has not been consummated as of the date of the filing of this prospectus. No assurance can be made that it will ultimately be consummated on the terms contemplated, or at all.

The Foxconn Transactions, and other potential relationships with Foxconn (see “Business — Foxconn Transactions”), if achieved, would represent a shift in our business strategy from a fully vertically integrated designer, developer and manufacturer of EVs into a less capital-intensive business focused on developing, engineering, testing and industrializing vehicles in partnership with Foxconn. The sale of the Lordstown facility would allow us to meaningfully reduce our operating complexity and fixed cost structure by transferring to Foxconn the current and future manufacturing employees along with fixed overhead costs, such as maintenance, utilities, insurance and more. Foxconn is one of the world’s largest manufacturers with unique experience scaling operations and an announced strategy to establish a presence in the global EV market. We believe that outsourcing our manufacturing to a highly qualified partner would enable us to leverage Foxconn’s technology, supply chain network and expertise to accelerate the launch of current and future vehicle programs. Furthermore, we believe we would realize the benefits of scaled manufacturing sooner as Foxconn contracts with other OEMs to produce their vehicles in the Lordstown facility.
Under the APA, the parties agreed to use commercially reasonable efforts to enter into a joint venture agreement for the purpose of jointly designing, engineering, developing, validating and launching vehicle programs for the commercial vehicle market in North America and internationally using Foxconn’s Mobility-in-Harmony (“MIH”) platform. The MIH platform will allow multiple OEMs to create a variety of electric vehicle types using a shared hardware and software architecture and manufacturing process. The sharing of these foundational subsystems, components, and processes is expected to enable new vehicles to be brought to market faster and at a lower cost, aligning with our mission to accelerate electric vehicle development and adoption.
We are actively discussing establishing a joint product development agreement with Foxconn, under which we would seek to use the MIH platform to develop a portfolio of electric vehicles targeting our commercial fleet customers to be built at the Lordstown, Ohio plant. If successful, we anticipate that Foxconn would also supply certain vehicle components and subsystems for newly developed vehicles, enabling us to leverage Foxconn’s manufacturing experience, supply-chain network and extensive experience in software development and integration (key capabilities in the production of EVs) to complement our EV design, development, engineering and homologation contributions.
We believe that any joint product development agreement with Foxconn would also need to incorporate an appropriate funding structure that enables us to launch commercial production of the Endurance and to raise the additional capital necessary to continue to invest in the Endurance, including in tooling and design enhancements, as well as fund new vehicle development. We continue to explore all financing alternatives as we will need substantial funding to execute our operating plan that is anticipated to use significant capital for the foreseeable future.
No assurance can be made that the transactions contemplated by the Asset Purchase Agreement, including the Contract Manufacturing Agreement and the Lordstown Facility Lease, a joint product development agreement, any additional funding arrangements or other agreements will ultimately be consummated on the terms contemplated, or at all, or that they will provide the anticipated benefits. Even if the Foxconn Transactions are consummated in accordance with the current terms and on the anticipated timeline, we will need additional funding to continue our development efforts and maintain our current plans and timeline for commercial production. See “Business — Foxconn Transactions” and “Risk Factors” for further discussion of the risks associated with the Foxconn Transactions and other related agreements being contemplated, including a joint product development agreement, and our need to raise additional capital.
Our Strengths and Strategy
We seek to capture a meaningful share of the commercial fleet electric vehicle market and intend to do so by focusing on the following strengths:
•
Near-production-ready plant to build electric vehicles and strategic location.   The Lordstown facility is one of the largest automotive assembly plants in North America and is in a near-production-ready state. We acquired the plant for approximately $45 million and have invested approximately $173 million as of December 31, 2021 to facilitate the conversion of the plant from manufacturing a high-volume internal combustion engine passenger car, to an advanced full-size EV pickup truck plant. The Foxconn Transactions would result in the sale of the plant for $230 million plus reimbursement payment for certain operating and capital expenditures from September 1, 2021 through closing. We anticipate a substantial gain on the sale of the plant, as the $173 million of investments in the facility as of December 31, 2021 include our large investments in our battery and in-wheel hub motor lines that are not being sold to Foxconn. Completion of the sale would allow us to generate liquidity at a premium to our investment, partner with Foxconn, and reduce our operating complexity and fixed cost structure. As a condition to the closing of the transaction, we plan to enter into the Contract Manufacturing Agreement to outsource to Foxconn the continued production of the Endurance at the plant. The Lordstown facility is strategically located in Lordstown, Ohio, near the major interstate highway between Cleveland, Ohio, and Pittsburgh, Pennsylvania. Lordstown, Ohio, and the surrounding area is home to a highly trained workforce with experience manufacturing vehicles, as well as an extensive automotive supply base.
•
The Endurance has a unique and efficient design featuring proven in-wheel hub motor, battery pack and powertrain technologies.   The technology and engineering developed by us to date have led to operational prototype, beta and pre-production vehicles that have been or are being tested to meet commercial fleet performance standards and regulatory requirements. The design of the Endurance features in-wheel hub motors, that eliminate the need for many parts found in both traditional and existing electric vehicles. In addition, the in-wheel hub motors contribute to the Endurance’s advanced traction handling and maneuverability, features that are important to commercial fleet customers. As a result, we believe that the Endurance will have among the fewest moving parts of any highway-capable production vehicle ever produced. We believe this design will deliver the performance, range and safety commercial fleets seek, while meaningfully reducing total cost of ownership compared to internal combustion engine vehicles due to lower operating and maintenance costs.

•
Significant opportunity exists in the commercial fleet market.   We believe we are one of the only pure play light duty EV OEMs focused solely on commercial fleets. We believe there is significant demand in the commercial segment for EVs that will remain unmet for several years. Beginning with the Endurance, we believe designing vehicles with the functionality and particular needs of this market in mind, we will build strong customer relationships with fleet operators and companies that rent or lease vehicles to fleet operators to accelerate EV penetration. We believe that fleet operators will be drawn to the lower total cost of ownership of electric vehicles as opposed to the higher initial purchase price, which has been a factor limiting the pace of adoption of electric vehicles. We also believe that fleet usage, which in many cases may involve multiple shorter trips within range of a central base, rather than long-distance travel, can reduce the range anxiety that has also been a limiting factor in electric vehicle adoption. As a result, we expect strong demand for safe, reliable electric vehicles with a significantly reduced total cost of ownership and believe the Endurance and future programs will provide the opportunity for us to capture meaningful share in this market.

•
Proven team with deep experience in vehicle development and engineering and operations.   Our senior executive team has extensive and diverse experience in the automotive and electric vehicle industries. During 2021, we added several highly accomplished executives to our team, including our Chief Executive Officer, President, Chief Financial Officer, Chief Commercial Officer, General Counsel and Senior Vice President of Operations, along with other key personnel throughout the organization. Our leaders are industry veterans, having executed strategic transformations and successfully designed, developed and launched numerous new vehicle programs at multiple OEMs and tier 1 suppliers. For example, our Chief Executive Officer has previously served as a chief executive officer at a leading investment firm, and chief executive officer, senior executive or board member at multiple automotive companies. Our President has over 30 years of experience serving in product development, engineering, manufacturing, commercial, and senior executive roles between Ford, BMW, and GM. He led GM’s $15 billion global crossovers business as the Executive Chief Engineer and Vehicle Line Executive. Our Senior Vice President, Operations has over 25 years of experience in the automotive industry, including serving as Vehicle Launch Leader at Ford. Our VP of Engineering has over 30 years’ experience in product development at multiple OEMs and suppliers, including GM and Delphi. Our team possesses a deliberate, calculated vision to design, develop and produce commercial electric vehicle platforms and to lead us towards commercial production and sales growth.

Foxconn Transactions
As disclosed in our Current Report on Form 8-K filed on November 10, 2021, we entered into the Asset Purchase Agreement with Foxconn Ohio. Pursuant to the APA, Foxconn Ohio would purchase the Lordstown facility for $230 million plus a reimbursement payment for certain operating and expansion costs incurred by us during from September 1, 2021 through the closing. We would continue to own our hub motor assembly line, battery module and pack line assets, certain intellectual property rights and other excluded assets. Foxconn Ohio paid us $100 million on November 18, 2021 and $50 million on January 28, 2022 as down payments of the purchase price. Foxconn Ohio is required to make an additional down payment of $50 million no later than April 15, 2022, subject to certain conditions. The balance of the purchase price, along with reimbursement of certain operating and expansion costs would be paid at closing. If the APA is terminated or if the transaction does not close prior to the later of (i) April 30, 2022 and (ii) 10 days after the transaction is cleared by CFIUS, we are obligated to repay the down payments to Foxconn. We have granted Foxconn a first priority security interest in substantially all of our assets to secure the repayment obligation.
The closing of the transactions contemplated by the Asset Purchase Agreement are subject to certain conditions, including, but not limited to: (a) the parties entering into the Contract Manufacturing Agreement and the Lordstown Facility Lease and (b) receipt of a communication that the CFIUS has concluded that the transaction is not a “covered transaction” or that CFIUS has completed its review of the transaction and determined there are no national security concerns with the transaction. We are also required to maintain minimum cash balances of $50 million through March 1, 2022 and $30 million thereafter.
The Company and Foxconn have made significant progress negotiating the Contract Manufacturing Agreement and Lordstown Facility Lease, as well as supporting the review of the Foxconn Transactions by CFIUS. The parties have mutually agreed they no longer believe an operating agreement pursuant to which Lordstown would provide support to Foxconn, between signing and closing of the APA, for non-Endurance-specific investments was necessary.
The APA includes a commitment by Foxconn and the Company to use commercially reasonable efforts to enter into a joint venture agreement whereby, among other items, the parties would allocate engineering resources to jointly design, engineer, develop, validate, industrialize and launch vehicle programs for the commercial vehicle market in North America and internationally, including the granting of certain rights for the parties to commercialize such programs. The APA also includes a commitment by Foxconn and the Company to use commercially reasonable efforts to enter into a licensing agreement pursuant to which we would license to Foxconn our intellectual property relating to the Endurance frame, rolling chassis and other technologies, subject to reasonable royalties or licensing fees and other terms mutually agreed to by the parties. In the place of a joint venture and licensing agreement, the parties agreed to explore a joint product development agreement. We are actively discussing the establishment of such an agreement with Foxconn, under which we would seek to use the MIH platform to develop a portfolio of electric vehicles targeting our commercial fleet customers, built at the Lordstown, Ohio plant and to license to Foxconn certain of our intellectual property. If an agreement is reached, we anticipate that Foxconn would also supply certain vehicle components and subsystems for newly developed vehicles, enabling us to leverage Foxconn’s manufacturing experience, supply-chain network and extensive experience in software development and integration (key capabilities in the production of EVs) to complement our EV design, development, engineering and homologation contributions.
We believe that any joint product development agreement with Foxconn would also need to incorporate an appropriate funding structure that enables us to launch commercial production of the Endurance and to raise the additional capital necessary to continue to invest in the Endurance, including in tooling and design enhancements, as well as fund new vehicle development. We continue to explore all financing alternatives as we will need substantial funding to execute our operating plan that is anticipated to use significant capital for the foreseeable future.
No assurance can be made that the transactions contemplated by the Asset Purchase Agreement, including the Contract Manufacturing Agreement and the Lordstown Facility Lease, or a joint product development agreement, any additional funding arrangements or other agreements will ultimately be consummated on the terms contemplated, or at all, or that they will provide the anticipated benefits. Even if the Foxconn Transactions are consummated in accordance with the current terms and on the anticipated timeline, we will need additional funding to continue our development efforts and maintain our current plans and timeline for commercial production. See “Business — Foxconn Transactions” and “Risk Factors” for further discussion of the risks associated with the Foxconn Transactions and other related agreements being contemplated, including a joint product development agreement, and our need to raise additional capital.
Industry and Competition
Electric vehicle industry growth has accelerated in the past several years. According to EV Volumes.com, global sales of electric vehicles within the light vehicle segment grew 108% in 2021 and reached 6.75 million units, comprising 8.3% of all light vehicles sold annually. We believe this growth will continue into the future as increased offerings, technological developments, reduced costs, and additional charging infrastructure are expected to drive broader adoption. We expect countries around the world to become increasingly focused on meeting climate goals, in part, by reducing the environmental effects of internal combustion engine vehicles. This may include offering financial incentives to promote the use of electric vehicles and commitments from major automotive manufacturers to electrification as part of their long-term plans.
Our primary target market is the commercial fleet segment, which is defined as commercial and governmental organizations with three or more vehicles. This market is represented by companies such as logistics companies, construction, building trade and other service providers, utilities, airlines and airport operators, telecommunication companies and insurance companies, as well as small- to mid-sized companies with fewer than 10 vehicles in their fleets. Commercial fleets purchase vehicles either directly from OEMs or indirectly through fleet management companies, dealers or other intermediaries. Government entities at the federal, state and local level represent a significant share of the fleet market that we believe will participate in the transition to electric vehicles and represent potential customers.
The commercial fleet market is a large potential market with strong demand for vehicles. We believe that there is significant opportunity to gain a share of this market by offering electric vehicles. We anticipate substantial commercial demand for electric trucks will be driven by the potential for lower total cost of ownership in comparison to traditional gasoline and diesel internal combustion engine vehicles. We also believe that a meaningful portion of industry demand will come from large well-capitalized fleet operators with commitments to reduce their carbon footprint. The specific use cases for electric trucks by fleet operators which, often involve multiple shorter trips, can alleviate the range anxiety that has been a limiting factor in electric vehicle adoption to date. By effectively marketing to commercial fleet operators, we believe we have the potential to secure significant and recurring purchases for our electric vehicles.
Although competition within the broader electric vehicle and pickup market is intense, we believe that our focus on fleet customers will differentiate our vehicle offerings. While established OEMs and new entrants to the industry have announced plans to develop electric pickup trucks, we believe the total industry volume will remain well below expected demand during the foreseeable future. Furthermore, with relatively low production volume of EV pickup trucks anticipated to be sold during the next several years, we believe the fleet market will represent the smallest share of sales as the larger OEMs seek to sell to a segment of the EV pickup truck market that is conducive to higher price points. We are focusing on the specific needs of commercial fleets with the development and production of the Endurance and future vehicles. In addition, we believe a relationship with Foxconn and achieving a joint product development agreement for future vehicles off the MIH platform would provide the opportunity to accelerate the pace and reduce the cost of new vehicle development. We estimate approximately 500,000 pickup trucks are sold annually to fleet segments in the U.S. and Canada. EV pickup trucks can serve the needs of most of these fleet segments and are believed to generate significant savings in operating costs. In addition, EV pickup trucks are expected to help fleets reduce total cost of ownership, increase employee satisfaction, and achieve environmental sustainability goals. See “Risk Factors” for further discussion of the risks associated with the Foxconn Transactions and other related agreements being contemplated, including a joint product development agreement.
The Endurance
Our flagship vehicle is the Endurance. The design of the Endurance body will follow the same design principles that have made pickup trucks ideal for the fleet market, while its chassis will be designed for safety, capability, efficiency and flexibility. The Endurance’s bed box is designed to be fully compatible with existing third-party parts, upfitting options and accessories. Our use of in-wheel hub motors together with the Endurance’s proprietary software, is expected to lead to better traction, maneuverability and handling, making it an ideal vehicle for fleet operators. With this design, we believe that the Endurance will have among the fewest moving parts of any highway- capable production vehicle ever produced and will have a total cost of ownership that is lower than comparable pickup trucks that are currently commercially available. Based on our current estimated specifications, we expect the Endurance will achieve a 0-60 miles per hour acceleration time of 5.5 seconds, a towing capacity of 8,000 pounds, a payload capacity of 1,200 pounds, a curb weight of 6,300 pounds, a total gross vehicle weight of 7,500 pounds, produce 550 horsepower and 4,800 pound feet of torque at the wheels. Based upon ongoing vehicle testing and engineering, management estimates the Endurance will deliver a targeted range of 200 miles per charge and fuel economy of 65 mile per gallon equivalent (“MPGe”), approximately 300% better than competing internal combustion engine pickups that average approximately 15 miles per gallon.1 Actual vehicle performance and specifications, including range and MPGe, will vary significantly based on numerous factors, including driving conditions and final vehicle design attributes. See “Risk Factors” for further discussion of the risks associated with the expected performance of the Endurance.
We are in the process of establishing pricing for the Endurance upon launch, which we expect to be approximately $63,500 including our standard option package but excluding the currently available U.S. federal tax credit of $7,500 for the purchase of alternative fuel vehicles. We believe our option package consists of popular equipment sought by commercial fleet customers.
Many fleet customers consider the total cost of ownership of a vehicle to be more important than the initial purchase price of a vehicle. We believe the capabilities of electric vehicles generally, and in particular the low number of parts that will be included in the Endurance, will lead to lower maintenance costs when compared to internal combustion engine vehicles. The need for routine maintenance is significantly reduced along with the elimination of the need to service or replace parts and materials for internal combustion engines, such as spark plugs, oil, oil filters, and transmission fluid. In addition, the Endurance’s brake pads and rotors are expected to last longer than those in internal combustion engine pickup trucks due to regenerative braking from the hub motors on all four wheels, representing another maintenance cost saving. As a result, over a five-year period, we anticipate that the average total cost of ownership of the Endurance is likely to be less than the average total cost of ownership of a comparable internal combustion engine pickup truck.
Electric In-Wheel Hub Motors
The Endurance will have four electric in-wheel hub motors. We have entered into supply and licensing agreements with Elaphe to produce the initial batch of required hub motors. However, we have developed our own manufacturing line for the in-wheel hub motors and intend to manufacture the in-wheel hub motors at the Lordstown facility in the future. We anticipate that as part of our Contract Manufacturing Agreement with Foxconn, Foxconn would operate these hub motor production assets on our behalf. We believe the hub motors will provide efficiency, reliability and design flexibility and offer several advantages over traditional internal combustion engines. For example, in-wheel hub motors place the entire propulsion system within the wheels, providing a significant amount of design flexibility for the remainder of the vehicle.
In-wheel hub motors contribute to the superior handling and maneuverability of the Endurance. They also eliminate the need for many parts found in both traditional and hybrid vehicles, including a drivetrain, gears, axles, differentials, universal joints, transmissions, oil, oil filters, spark plugs and engine valves, which will reduce the number of moving parts in the Endurance compared to other traditional, hybrid and electric vehicles available today and, therefore, expected maintenance costs.
Each hub motor and inverter pair are controlled by a central supervisory powertrain controller (“VCU”) that will manage traction, slip and efficiency on an axial basis, which we expect to provide

1 Management estimates the Endurance will utilize 0.50 kilowatt-hour (“kWh”) per mile. This would be equivalent to approximately 65 MPGe based on the estimated energy equivalence of one gallon of gasoline at 33.7 kWh of electricity, per the U.S. Environmental Protection Agency’s (the “EPA”) MPGe methodology.

favorable four-wheel drive traction when compared to other pickup trucks currently available to commercial fleets. Lordstown Motors has developed its own proprietary powertrain controller software and algorithms to achieve this performance using instantaneous torque control. The use of in-wheel hub motors and the absence of a traditional internal combustion engine create a large front crush zone, enhancing the safety of the vehicle and enabling the Endurance to have a “frunk” (a small trunk located at the front of the cab).
The motors will be equipped with regenerative braking that captures and stores power generated by deceleration of the vehicle. Many of the systems that will enable the use of in-wheel hub motors, such as the software that will interact and direct each of the four motors, as well as the independent front suspension, are proprietary to us.
Facilities
The Lordstown facility is a 640-acre manufacturing facility that we acquired on November 7, 2019 strategically located in Lordstown, Ohio, near I-80, the major interstate highway between Cleveland, Ohio, and Pittsburgh, Pennsylvania. Lordstown, Ohio, and the surrounding area is home to a highly trained workforce experienced with working in the Lordstown facility and manufacturing vehicles as well as an extensive automotive supply base. See “Key Agreements, Other Alliances and Technology” and “Environmental Regulations” for additional information about the acquisition and related agreements.
The Lordstown facility consists of four main facilities in one location, in addition to multiple support buildings: (1) General Assembly, (2) a Body Shop, (3) Stamping and (4) a Paint Shop. The Lordstown facility has approximately 6.2 million square feet of manufacturing space and significant production capacity that we believe will be more than sufficient to support our targeted ramp up of production of the Endurance over the next several years. We also have solar-panels on-site, which generate approximately 2.2 megawatts of energy. The Lordstown facility is in near-production-ready condition with modern robotics, painting, assembly and stamping equipment and we continue to make tooling investments in order to commence full production of the Endurance.
We are working towards completing construction on our production lines for in-wheel motors and initial lithium-ion battery packs. As part of our retooling efforts, we purchased and installed new machines, tooling, fixtures and quality and testing equipment, made additional investments in software, controls and other information technology systems, modified conveyor and robotics systems, converted the existing paint line process and installed new hub motor and battery packing assembly lines. After the Foxconn Transactions, we would continue to own certain assets in the facility, principally the hub motor and battery pack lines and tooling specific for the Endurance. However, we anticipate Foxconn would operate the equipment under the Contract Manufacturing Agreement.
We expect to complete the retooling that is necessary to enable limited production of the Endurance to commence as planned in the third quarter of 2022, subject to raising sufficient capital to launch the program, satisfactory completion of the Foxconn Transactions, vehicle testing and validation, and receipt of both the required regulatory approvals to sell the Endurance. Following the completion of the Foxconn Transactions, we would continue to be responsible for capital investments for certain tooling and other equipment specifically related to production of the Endurance. Foxconn would own and be responsible for maintaining and investing in general manufacturing and assembly assets, excluding the battery and hub motor lines that would be operated by Foxconn, but owned and maintained by us.
In November 2020, we opened our research, development and engineering center in Farmington Hills, Michigan. This facility includes space for engineering, product development, vehicle inspection and benchmarking, as well as labs for testing, validation and prototyping. This facility also houses our purchasing group as well as certain other corporate functions and will remain with the Company following the completion of the Foxconn Transactions.
In Irvine, California, we have established an engineering, vehicle development, and service center. This facility is focused primarily on developing advanced electronic hardware and software for our infotainment system as well as our cybersecurity, connected vehicle and fleet services systems. We have established Lordstown EV Sales, LLC, to receive direct orders from customers and have received our dealership license from the State of California.

Key Agreements, Other Alliances and Technology
GM
We have entered into several agreements with GM and its affiliates related to the acquisition and operation of the Lordstown facility and to provide financing arrangements. On November 7, 2019, we entered into an Asset Transfer Agreement, Operating Agreement and Mortgage Agreement (collectively, the “GM Property Agreements”) with GM providing for our acquisition and the continued operation of the Lordstown facility. See “— Environmental Regulations” for additional information.
On April 3, 2020, we entered into an agreement under which GM provides us with access to certain non-brand defining GM parts, including airbags, steering columns and steering wheels. This agreement was renewed for a term commencing on January 1, 2021 and ending December 31, 2023. On December 21, 2021, we entered into a further five year-term supply agreement which required a pre-payment of $17.8 million.
Elaphe Propulsion Technologies Ltd.
We have partnered with Elaphe to produce in-wheel hub motors. We entered into a license agreement with Elaphe, pursuant to which Elaphe granted us a perpetual license to manufacture, or have manufactured, the Elaphe Model L-1500 Endurance Motor, including enhanced or replacement versions of this motor, for use in the United States, Canada and Mexico in exchange for a license fee calculated on a per motor basis. We have substantially enhanced Elaphe’s Model L-1500 Endurance Motor and currently are using these enhanced motors in our vehicles. Elaphe is required to obtain our consent before it is permitted, within the United States, Canada or Mexico, to market, sell or otherwise distribute the Elaphe Model L-1500 Endurance Motor, or any replacement or substitute for it, including our enhanced version of the motor, or any hub motor, or replacement or substitute for it, for a substitute model pickup truck replacing the Endurance (the “Licensed Products”). In addition, Elaphe must immediately notify us if it sells, licenses or distributes the Licensed Products through a third party within the United States, Canada or Mexico and must offer to sell or license to us on the same terms available to such third party.
Equity Purchase Agreement
On July 23, 2021, we entered into the Equity Purchase Agreement with YA, pursuant to which YA has committed to purchase up to $400 million in shares of our Class A common stock, subject to certain limitations and conditions set forth in the Equity Purchase Agreement. The actual amount that we can raise under this facility will depend on market conditions as well as limitations in the agreement. In particular, at current market prices of our shares of Class A common stock, without stockholder approval, we cannot issue or sell to YA shares of our Class A common stock in excess of the Exchange Cap, which would limit the amount of funds we are able to raise to significantly less than the $400 million commitment under the Equity Purchase Agreement. As of March 1, 2022, including the 371,287 Commitment Shares, we have issued a total of 9,592,200 shares to YA for approximately $49.4 million, net of equity issuance costs.
Other Partners
As production of the Endurance ramps up, we may partner with key service providers to enable us to serve fleet operators and other customers efficiently and effectively for aftermarket parts and service and charging infrastructure.
We believe that most fleet operators use service agreements with third-party service providers to maintain and repair their fleets and to provide aftermarket parts, and that an arrangement with a national service provider might be attractive to fleet customers considering purchasing the Endurance.
To support our fleet customers, we have signed a Memorandum of Understanding with Cox Automotive to provide service and support to all Lordstown Motors EV fleet customers. Cox Automotive has a network of more than 6,000 service centers, 3,000 partner locations and 800 mobile technicians nationwide. Subject to negotiation and execution of a definitive agreement, the Cox team would deliver a full suite of service solutions including preventative scheduled maintenance, vehicle pickup and delivery, battery servicing, vehicle and collision repairs and roadside assistance. Coupled with our advanced connected vehicle technology and over-the-air update capabilities, this relationship is expected to position us to meet our customer needs after they take delivery of our vehicles.
Research and Development
We have made and, subject to raising sufficient capital, expect to continue to make significant investments in research and development in order to complete the design, engineering, testing and certification of the Endurance to commence commercial production and sales. These costs will primarily relate to testing, validation, design modifications, integration of third-party components, designs for tooling, development of our own components, proprietary software and systems. Our research and development also includes efforts to seek to leverage our technologies to develop additional all-electric vehicles targeted for the commercial EV market. We expect that these activities will be completed by our employees and intend to hire additional research and development personnel. However, we have utilized third party design and engineering firms for certain development activities to date and will continue to do so as we continue to ramp up operations.
Sourcing
The Endurance’s bill of materials is expected to consist of approximately 2,300 components with its 10 most expensive systems representing almost 75% of the anticipated cost of the Endurance. As discussed above, we have an agreement with Elaphe to license in-wheel hub motors, and we have entered into agreements with a battery manufacturer to purchase lithium-ion cylindrical battery cells. Motors and battery cells represent two of the Endurance’s most critical components. We also expect that the flexible and compatible design of the Endurance and our agreements with GM that provide access to certain non-brand defining GM parts will offer certain transitional benefits as we build out and finalize our supply chain. Other key raw materials that will be included in the Endurance and its components are steel, aluminum, copper, neodymium, nickel and cobalt.
Subject to receiving sufficient funding, we believe we will be able to obtain adequate sources of supply for the equipment, components and raw materials necessary to manufacture and sell the Endurance in accordance with our plans. Disruptions to the supply chain, including those due to the COVID-19 pandemic, have resulted in challenges obtaining certain components and raw materials in a timely manner and/or at favorable pricing. As a result, we have adjusted and may continue to adjust our design, materials, components, production processes and production timeline to adapt to these limitations. Further changes in our timeline, capital resources, business conditions, the impact of COVID-19 or other pandemics, governmental changes and other factors beyond our control or that we do not presently anticipate, could affect our ability to receive the material we need for production. As we and the broader electric vehicle industry grow in the future, there is no guarantee that battery cell manufacturers will be able and willing to continue to increase their capacity to meet demand. In addition, the automotive and other industries are currently experiencing a global supply shortage of semiconductors, which could impact our testing and production costs, and volume and timeline of production. Prices and supply of key raw materials have risen, in many cases significantly, and there continue to be supply shortages of certain materials and components. As a result of the foregoing and limited initial production volume, our current cost of our bill of materials is substantially higher than the anticipated selling price of the Endurance at launch. There can be no assurance that we will be able to reduce the cost of our bill of materials below our anticipated selling price for the Endurance. Increased demand for certain materials, whether due to electric vehicle growth or other factors, or reduced supply for certain materials, whether due to trade restrictions or other factors, may further increase our costs or delay the timing to obtain the materials or components and impact our production timeline, profitability and cash flows. See “Risk Factors” for additional information regarding sourcing.
Intellectual Property
Intellectual property is important to our business. We intend to establish and protect the intellectual property and proprietary technology that we develop through a combination of trademarks, patents, trade secrets and know-how. We have filed numerous trademark and patent applications with the USPTO, but as of this date no trademarks or patents have been issued.

We expect to develop additional intellectual property and proprietary technology as the Endurance’s engineering and validation activities proceed and we expand into developing other vehicles. Technologies that we have and intend to invest in and develop include engineering software, powertrain systems and controls, infotainment, cybersecurity, telematics and electrical architecture hardware and software. As we develop our technology, we will continue to assess whether additional trademark or patent applications or other intellectual property registrations are appropriate. We also seek to protect our intellectual property and proprietary technology, including trade secrets and know-how, through limited access, confidentiality and other contractual agreements. In addition to the intellectual property that we own, we license and utilize key technologies under our agreements with Elaphe. See “Business — Key Agreements, Other Alliances and Technology” for more information.
We cannot be certain that we will be able to adequately develop and protect our intellectual property rights, or that other companies will not claim that we are infringing upon their intellectual property rights. We may also use open-source code and other non-proprietary technology that would not be protected from use by our competitors. See “Risk Factors” for additional information regarding intellectual property.
Sales and Marketing
We plan to focus our sales and marketing efforts on direct sales through our subsidiary, Lordstown EV Sales, LLC, to commercial fleet operators and fleet management companies rather than through third-party dealerships. However, we intend to explore other distribution strategies as our business grows.
An important aspect of our sales and marketing strategy involves pursuing relationships with specialty upfitting and fleet management companies to incorporate the Endurance into their fleets or sales programs. As their main area of business, fleet management companies act as an intermediary facilitating the acquisition of new vehicles for the ultimate end user fleets. They provide a valuable distribution channel for us because of their extensive end user relationships and ability to offer attractive financing rates. As a result of this strategy, we expect that we will not be required to make significant investments in a large direct sales force or third-party dealership network, thereby avoiding an increase in fixed costs.
During 2021, we announced a series of agreements with an affiliate of Holman Enterprises, including a co-marketing agreement that establishes a framework for us and ARI, Holman’s fleet management services organization, to co-market and co-develop business opportunities with our respective customers and an agreement that establishes a framework pursuant to which ARI would use reasonable efforts to facilitate orders from its leasing clients for the Endurance over a three-year time period on the terms set forth in the agreement.
We have continued to pursue our strategy of pursuing relationships with specialty upfitting and fleet management companies to incorporate the Endurance into their fleet management programs. We have entered into vehicle purchase agreements with additional fleet management companies as a component of that strategy. These vehicle purchase agreements establish the terms and conditions of potential future vehicle purchases and other cooperation and generally have the following terms:
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Term of three to five years;

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Reference to the Company as a preferred supplier;

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Order procedures, including certain forecasting, confirming, status, changing and cancelling procedures;

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Down payment terms, which are generally 5% down 90 days prior to the requested delivery date;

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Invoicing, delivery and payment terms; and

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Other customary terms, including warranties, indemnification, intellectual property use and confidentiality terms.

These vehicle purchase agreements may be terminated by either party at will on 30 days’ notice. They do not commit the counterparties to purchase vehicles, but we believe that they provide us with a significant indicator of demand for the Endurance. Additional agreements signed are with Pride Equipment (Pride

EV), Mike Alpert Fleet Solutions, Sherpa Commercial Vehicles, and a small number of purchase agreements from municipalities, demonstrating their interest in procuring the Endurance for their fleets.
Human Capital Resources
As of December 31, 2021, we employed approximately, 632 full-time personnel in the Lordstown, Ohio, facility, our research, development and engineering center in Farmington Hills, Michigan and our engineering, vehicle development and service center in Irvine, California. These employees’ skills are in the areas of manufacturing, engineering, marketing, sales, purchasing, facilities, human resources, IT, supply chain, quality, program management, software design, strategy, accounting and finance. These employees are designing and engineering the Endurance and preparing the plant for commercial production. However, if we complete the Foxconn Transactions, we anticipate substantially all of our manufacturing employees, along with certain other employees, transferring to, and becoming employees of Foxconn.
Government Support and Regulation
In addition to the discussion in this section, also see “Risk Factors — Risks Relating to Regulation and Claims.”
Our management expects to continue to engage in discussions with local, state and federal officials to explore the availability of appropriate grant, loan and tax incentives. There are numerous enacted federal programs that we believe will directly or indirectly support the growth of electric vehicles, including among commercial fleet customers. These include the Infrastructure Investment and Jobs Act of 2021 that provided $7.5 billion for a national EV charging network through grants to state and local governments, transit authorities and tribes. The bill also included measures to promote greater electrification of the transportation sector, funding to expand battery processing and manufacturing and a surface transportation block grant program.
We have been awarded a grant of up to $2.1 million from the Michigan Economic Development Corporation. The funding is anticipated to be received in multiple installments. We are finalizing the documentation and therefore no assurances can be made as to the timing, terms and conditions or ultimate amount of the funding.
We have accepted an invitation from the U.S. Department of Energy and have started the due diligence process toward securing an ATVM loan. Established in 2007, ATVM supports the development of fuel-efficient, advanced technology vehicles in the United States. The program provides loans to automotive or component manufacturers for establishing manufacturing facilities in the United States that produce fuel-efficient vehicles. There can be no assurance this loan will be available to us and, if made available, what the terms, collateral requirements and timing for any funding would be. We have been informed that an ATVM loan would likely be secured by a first priority lien on our assets. In the near term, we do not believe that we would be able to satisfy the conditions to obtain an ATVM loan, including the requirement to demonstrate our viability as a company.
We operate in an industry that is subject to extensive vehicle safety and testing and environmental regulations, some of which evolve over time as new technologies are introduced to the market. Government regulations regarding the manufacture, sale and implementation of products and systems similar to our electric vehicles are subject to future change. We cannot predict what effect, if any, such changes will have upon our business. Violations of these regulations may result in substantial civil and criminal fines, penalties and/or orders to cease the operations in violation or to conduct or pay for corrective work. In some instances, violations may also result in the suspension or revocation of permits and licenses. In addition to the domestic regulations and standards discussed below, we expect to comply with Canadian standards and believe these standards are substantially similar to the domestic standards. Based on our initial business plan, we do not expect to be subject to regulatory requirements outside of the U.S. and Canada.
Vehicle Safety and Testing Regulation
Our vehicles will be subject to, and must comply with, many regulations established by the NHTSA, including applicable U.S. federal motor vehicle safety standards (“FMVSS”). As an OEM, we must self-certify that our vehicles meet all applicable FMVSS and, when applicable, the NHTSA bumper standards before a vehicle can be manufactured for sale, offered for sale, introduced into interstate commerce, imported into or sold in the United States. There are many FMVSS that will apply to our vehicles, including crashworthiness and crash avoidance requirements and electric vehicle requirements (e.g., those relating to limitations on electrolyte spillage, battery retention and the avoidance of electric shock after a crash). We expect that our vehicles will meet all applicable FMVSS. Additionally, there are regulatory changes being considered for several FMVSS, and though we expect to comply with such changes, there is no assurance of compliance until the final regulatory changes have been enacted and we are able to evaluate the vehicles’ compliance with those new FMVSS requirements.
In addition to FMVSS, we must comply with other NHTSA requirements and other federal laws and regulations administered by NHTSA, including, for example, early warning reporting requirements, Corporate Average Fuel Economy (“CAFE”) reporting, an obligation to conduct recalls of vehicles in the field upon a determination of a safety defect or noncompliance and owner’s manual requirements. We also must comply with the Automobile Information and Disclosure Act, which requires OEMs to disclose certain information regarding the manufacturer’s suggested retail price, optional equipment and other pricing. Further, this law allows inclusion of fuel economy metrics (e.g. range and cost savings), as determined by the U.S. EPA, and crash test ratings, as determined by NHTSA.
Battery Safety and Testing Regulations
Our battery packs must conform to mandatory regulations governing the transport of “dangerous goods” that may present a risk in transportation, which items include lithium-ion batteries and are subject to regulations issued by PHMSA. These regulations are based on the UN Recommendations on the Safe Transport of Dangerous Goods — Model Regulations and related UN Manual Tests and Criteria. The regulations vary by the mode of transportation by which these items are shipped (e.g., by ocean vessel, rail, truck or air). There are additional industry standards related to the development and testing of EV batteries, including for example, standards published by the Society of Automotive Engineers (“SAE”), International Organization for Standards (“ISO”) and Underwriters Laboratories (“UL”). The use, handling, storage, disposal and exposure of our battery packs are also subject to many different regulations at the federal, state and local levels.
Environmental Credits
In connection with the delivery and placement into service of our zero-emission vehicles (“ZEV”), under the U.S. EPA’s and California’s Greenhouse Gas (“GHG”) rules and standards and the U.S. DOT’s CAFÉ standards for mobile sources, and under California’s ZEV standard, we will earn tradable credits that can be sold to other OEMs. Like the United States, California also has its own GHG emissions standard that seeks to reduce GHGs over time. Other U.S. states, including Colorado, Connecticut, Maine, Maryland, Massachusetts, New Jersey, New York, Oregon, Rhode Island and Vermont, have adopted some or all of California’s standards. We intend to take advantage of these regulatory frameworks by registering and selling GHG, CAFÉ and ZEV credits. In addition, we have entered into an emissions credit agreement with GM pursuant to which, and subject to the terms of which, during the first three annual production/model years wherein we produce vehicles at least ten months out of the production/model year, the counterparty will have the option to purchase such emissions credits as well as emissions credits from any other U.S. state, country or jurisdiction generated by vehicles produced by us and not otherwise required by us to comply with emissions laws and regulations at a purchase price equal to 75% of the fair market value of such credits. While our plan is for the first three annual production/model years for the purpose of this agreement to be 2023, 2024 and 2025, it is possible that this agreement could extend beyond these model years if we do not achieve ten or more months of production during those annual production/model years.
Environmental Regulations
We are subject to extensive environmental laws and regulations, involving, among other matters, water use, discharge air emissions, use of chemicals and recycled materials, energy sources, storage, handling, treatment, transportation and disposal of hazardous materials, the protection of the environment, natural resources and endangered species and the remediation of environmental contamination. We are required to obtain and comply with the terms and conditions of environmental permits, many of which may be difficult and expensive to obtain and must be renewed on a periodic basis. A failure to comply with these laws, regulations or permits could result in substantial civil and criminal fines and penalties and the suspension or loss of such permits, and possibly orders to cease the non-compliant operations.
The U.S. Clean Air Act requires that we obtain a Certificate of Conformity from the U.S. EPA for our vehicles prior to their entry into commerce in all 50 states. In addition, we must obtain an Executive Order from CARB in order to sell vehicles in California and those states that have adopted its standards. The Certificate of Conformity and Executive Order are required for each model year. A failure to apply for and obtain a Certificate of Conformity or Executive Order will result in delays in the sale of the Endurance and adversely affect our business.
As part of our acquisition of the Lordstown facility from GM, we were required to accept the plant and all property in “as is — where is” condition, including environmental responsibilities. Prior to entering into the Asset Transfer Agreement, GM completed an investigation and remediation program pursuant to an AOC under the U.S. EPA’s RCRA Corrective Action Program. Upon the U.S. EPA’s approval of GM’s investigation and remediation program, GM placed an environmental covenant on the real property, which requires, among other things, (i) the maintenance of nominal financial assurance, (ii) the limitation of the real property to commercial/industrial use, (iii) the prohibition of groundwater for potable use, (iv) the implementation of a dust control plan and (v) the maintenance of impermeable surfaces on certain areas of the real property. We assumed these responsibilities under the environmental covenant as a condition to the consummation of the transactions contemplated by the Asset Transfer Agreement. We retained the same environmental consultant used by GM to develop and implement the investigation and remediation effort that ultimately led to the U.S. EPA’s approval. This consultant has intimate familiarity with the Lordstown facility and has allowed us to develop quickly a thorough understanding of the comprehensive nature of the environmental response actions taken by GM and to implement steps to ensure ongoing compliance with the environmental covenant on the real property. To further manage potential environmental risk, we have obtained an environmental liability policy providing certain coverages up to the amount of $25.0 million as required under the Asset Transfer Agreement. In addition, to mitigate the risk associated with the Ohio EPA’s authority to require future remediation activities at the Lordstown facility related to historic environmental conditions, in April 2020 we entered into an Administrative Order wherein the Ohio EPA agreed to not pursue enforcement actions against us for historical environmental conditions provided that we comply with the terms of the environmental covenant. Upon closing of the Asset Purchase Agreement, Foxconn will generally assume environmental liabilities arising from the Lordstown facility; however, we will retain an indemnity obligation for certain undisclosed liabilities known by us or caused by us during our period of ownership.
Corporate History and Information
Lordstown Motors Corp., originally known as DiamondPeak Holdings Corp., was incorporated in Delaware on November 13, 2018 as a blank check company for the purpose of effecting a business combination and completed its Initial Public Offering in March 2019. On the Closing Date, DiamondPeak consummated the Business Combination Agreement, by and among DiamondPeak, Merger Sub and Legacy Lordstown, pursuant to which Merger Sub merged with and into Legacy Lordstown, with Legacy Lordstown surviving the merger as a wholly-owned subsidiary of DiamondPeak. On the Closing Date, and in connection with the Closing, DiamondPeak changed its name to Lordstown Motors Corp.
The Business Combination has been accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, DiamondPeak was treated as the “acquired” company for financial reporting purposes. Operations prior to the Business Combination are those of Legacy Lordstown and the historical financial statements of Legacy Lordstown became the historical financial statements of the combined company, upon the consummation of the Business Combination.
Pursuant to the Business Combination Agreement, at the Effective Time:
•
Each share of Legacy Lordstown common stock issued and outstanding at the Effective Time converted into 55.8817 shares of our Class A common stock.

•
Each outstanding share of Class B common stock, $0.0001 par value, of DiamondPeak converted into one share of Class A common stock, resulting in an issuance of 7 million shares of Class A common stock in the aggregate.

•
Each convertible promissory note issued by Legacy Lordstown evidencing indebtedness of an aggregate of $40.0 million plus accrued interest automatically converted, in accordance with the terms thereof, into shares of Class A common stock at a price of $10.00 per share, resulting in an issuance of approximately 4 million shares of Class A common stock in the aggregate.

•
Each stock option to purchase a Legacy Lordstown Option that was outstanding immediately prior to the Effective Time automatically converted into an option, which continued to be governed by the same terms and conditions (including vesting and exercisability terms) as were applicable immediately prior to the Effective Time.

In connection with the entry into the Business Combination Agreement, we sold an aggregate of 50 million shares of Class A common stock to certain investors for aggregate consideration of $500 million to provide us with additional capital. Concurrently with the Closing, we also issued to BGL the BGL Warrants.
On January 27, 2021, we redeemed all of the Public Warrants originally issued in the Initial Public Offering that remained outstanding. The BGL Warrants and the Private Placement Warrants were not subject to redemption and as of December 31, 2021, 2.3 million Private Placement Warrants and 1.6 million BGL Warrants were outstanding. Prior to the redemption, the term “Warrants” collectively refers to the Public Warrants, the Private Placement Warrants and the BGL Warrants and, after the redemption, collectively refers to the Private Placement Warrants and the BGL Warrants.
Legal Proceedings
From time to time, we have and may become involved in legal proceedings arising in the ordinary course of business. We record a liability for loss contingencies in the consolidated financial statements when a loss is known or considered probable and the amount can be reasonably estimated. As of December 31, 2021 we have not established accruals or reserves as to most of our proceedings. Our provisions are based on historical experience, current information and legal advice, and they may be adjusted in the future based on new developments. Estimating probable losses requires the analysis of multiple forecasted factors that often depend on judgments and potential actions by third parties and the outcome of litigation and regulatory proceedings is inherently uncertain. Other than as described below, there is no material pending or threatened litigation against the Company as of the date of this prospectus.
On October 30, 2020, the Company, together with certain of its current and former executive officers including Mr. Burns, Mr. LaFleur, Mr. Post and Mr. Schmidt, and certain of our other current and former employees, were named as defendants in a lawsuit filed by Karma Automotive LLC (“Karma”) in the United States District Court for the Central District of California (“District Court”). On November 6, 2020, the District Court denied Karma’s request for a temporary restraining order. On April 16, 2021, Karma filed an Amended Complaint that added additional defendants (two Company employees and two Company contractors that were previously employed by Karma) and a number of additional claims alleging generally that the Company unlawfully poached key Karma employees and misappropriated Karma’s trade secrets and other confidential information. The Amended Complaint contains a total of 28 counts, including: (i) alleged violations under federal law of the Computer Fraud and Abuse Act and the Defend Trade Secrets Act, (ii) alleged violations of California law for misappropriation of trade secrets and unfair competition; (iii) common law claims for breach of contract and tortious interference with contract; (iv) common law claims for breach of contract, including confidentiality agreements, employment agreements and the non-binding letter of intent; and (v) alleged common law claims for breach of duties of loyalty and fiduciary duties. The Amended Complaint also asserts claims for conspiracy, fraud, interstate racketeering activity, and violations of certain provisions of the California Penal Code relating to unauthorized computer access. Karma is seeking permanent injunctive relief and monetary damages.
After several months of discovery, Karma filed a motion for preliminary injunction on August 8, 2021, seeking to temporarily enjoin the Company from producing any vehicle that incorporated Karma’s alleged trade secrets. On August 16, 2021, Karma also moved for sanctions for spoliation of evidence. On September 16, 2021, the District Court denied Karma’s motion for a preliminary injunction, and denied, in part, and granted, in part, Karma’s motion for sanctions. As a result of its partial grant of Karma’s sanctions motion, the District Court awarded Karma a permissive adverse inference jury instruction, the scope of which will be determined at trial.
On January 14, 2022, Karma filed a motion for terminating sanctions (i.e., judgment in its favor on all claims) against the Company and defendant, Darren Post, as a result of Mr. Post’s handling of documents subject to discovery requests. The Company and Mr. Post opposed the request for sanctions. On February 18, 2022, the Court granted in part Karma’s motion for sanctions against Mr. Post and the Company, finding that Karma was entitled to reasonable attorneys’ fees and costs incurred as a result of Mr. Post’s and the Company’s failure to comply with the Court’s discovery orders. Karma’s request for terminating sanctions was denied. On March 21, 2022 the Court approved Karma’s application for attorneys’ fees in the amount of $110,431.34 and the Company has subsequently paid that amount.
On January 27, 2022, the District Court granted the parties’ request to vacate the scheduled case deadlines and August 2022 trial date. Fact discovery is now scheduled to close on July 5, 2022, and a jury trial date has been set for December 5, 2022.
The Company is continuing to evaluate the matters asserted in the lawsuit, and is vigorously defending against Karma’s claims. The Company continues to believe that there are strong defenses to the claims and any damages demanded. At this time, however, the Company cannot predict the outcome of this matter or estimate the possible loss or range of possible loss, if any. The proceedings are subject to uncertainties inherent in the litigation process.
Six related putative securities class action lawsuits were filed against the Company and certain of its current and former officers and directors and former DiamondPeak directors between March 18, 2021 and May 14, 2021 in the U.S. District Court for the Northern District of Ohio (Rico v. Lordstown Motors Corp., et al. (Case No. 21-cv-616); Palumbo v. Lordstown Motors Corp., et al. (Case No. 21-cv-633); Zuod v. Lordstown Motors Corp., et al. (Case No. 21-cv-720); Brury, et al. v. Lordstown Motors Corp., et al. (Case No. 21-cv-760); Romano et al. v. Lordstown Motors Corp., et al., (Case No. 21-cv-994); FNY Managed Accounts LLC, et al. v. Lordstown Motors Corp. et al., (Case No. 21-cv-1021)). The matters have been consolidated and the Court appointed George Troicky as lead plaintiff and Labaton Sucharow LLP as lead plaintiff’s counsel. On September 10, 2021, lead plaintiff and several additional named plaintiffs filed their consolidated amended complaint, asserting violations of federal securities laws under Section 10(b), Section 14(a), Section 20(a), and Section 20A of the Exchange Act and Rule 10b-5 thereunder against the Company and certain of its current and former officers and directors. The complaint generally alleges that the Company and individual defendants made materially false and misleading statements relating to vehicle pre-orders and production timeline. Defendants filed a motion to dismiss , which is fully briefed as of March 3, 2022. A hearing on the motion to dismiss has not been scheduled and a decision has not yet been rendered. We intend to vigorously defend against the claims. The proceedings are subject to uncertainties inherent in the litigation process. We cannot predict the outcome of these matters or estimate the possible loss or range of possible loss, if any.
Four related stockholder derivative lawsuits were filed against certain of the Company’s officers and directors, former DiamondPeak directors, and against the Company as a nominal defendant between April 28, 2021 and July 9, 2021 in the U.S. District Court for the District of Delaware (Cohen, et al. v. Burns, et al. (Case No. 21-cv-604); Kelley, et al. v. Burns, et al. (Case No. 12-cv-724); Patterson, et al. v. Burns, et al. (Case No. 21-cv-910); Sarabia v. Burns, et al. (Case No. 21-cv-1010)). The derivative actions in the District of Delaware have been consolidated. On August 27, 2021, plaintiffs filed a consolidated amended complaint, asserting violations of Section 10(b), Section 14(a), Section 20(a) and Section 21D of the Exchange Act and Rule 10b-5 thereunder, breach of fiduciary duties, insider selling, and unjust enrichment, all relating to vehicle pre-orders, production timeline, and the merger with DiamondPeak. On October 11, 2021, defendants filed a motion to stay this consolidated derivative action pending resolution of the motion to dismiss in the consolidated securities class action. On March 7, 2022, the court granted in part defendants’ motion to stay, staying the action until the resolution of the motion to dismiss in the consolidated securities class action, but requiring the parties to submit a status report if the motion to dismiss is not resolved by September 3, 2022. The court further dismissed sua sponte on ripeness grounds plaintiffs’ claim for contribution for violations of Sections 10(b) and 21D of the Exchange Act without prejudice. We intend to vigorously defend against the claims. The proceedings are subject to uncertainties inherent in the litigation process. We cannot predict the outcome of these matters or estimate the possible loss or range of possible loss, if any.

Another related stockholder derivative lawsuit was filed in U.S. District Court for the Northern District of Ohio on June 30, 2021 (Thai et al. v. Burns, et al. (Case No. 21-cv-1267)), asserting violations of Section 10(b), Section 14(a), Section 20(a), and Section 21D of the Exchange Act and Rule 10b-5 thereunder, breach of fiduciary duties, unjust enrichment, abuse of control, gross mismanagement, and waste, based on similar facts as the consolidated derivative action in the District of Delaware. On October 21, 2021, the court in the Northern District of Ohio derivative action entered a stipulated stay of the action and scheduling order relating to defendants’ anticipated motion to dismiss and/or subsequent motion to stay that is similarly conditioned on the resolution of the motion to dismiss in the consolidated securities class action. Another related stockholder derivative lawsuit was filed in the Delaware Court of Chancery on December 2, 2021 (Cormier v. Burns, et al. (C.A. No. 2021-1049)), asserting breach of fiduciary duties, insider selling, and unjust enrichment, based on similar facts as the federal derivative actions. On January 18, 2022, the defendants filed a motion to stay pending resolution of the consolidated securities class action. The parties do not yet have a schedule for briefing the motion to stay or responding to the complaint. An additional related stockholder derivative lawsuit was filed in the Delaware Court of Chancery on February 18, 2022 (Jackson v. Burns, et al. (C.A. No. 2022-0164)), also asserting breach of fiduciary duties, unjust enrichment, and insider selling, based on similar facts as the federal derivative actions. The parties do not yet have a schedule for responding to the complaint. We intend to vigorously defend against these actions. The proceedings are subject to uncertainties inherent in the litigation process. We cannot predict the outcome of these matters or estimate the possible loss or range of possible loss, if any.
On December 2, 2020 Detroit Utilities (“DTEL”) filed a complaint with the Trumbull County Common Pleas Court in Warren, Ohio alleging we breached a Utilities Services Agreement due to non-payment for services which totaled approximately $0.2 million allegedly performed by Plaintiff between February 2020 and June 2020. DTEL also claims the breach included a violation of the negotiated termination clause in the Agreement and thus claims a $2.3 million termination penalty was invoked. The parties’ attempt at mediation in August 2021 was unsuccessful. On September 3, 2021, DTEL filed a Motion for Summary Judgement seeking a judgement in the amount of $2.5 million plus interest, for what it claims are unpaid invoices and penalties. On October 1, 2021, Lordstown filed its Opposition to the Motion for Summary Judgement and on October 15, 2021, DTEL filed its Reply in support of its Motion for Summary Judgement. On January 12, 2022, the court granted DTEL’s Motion for Summary Judgement, awarding $2.5 million, plus interest. On March 8 2022, the parties entered into a settlement agreement with respect to the matter.
Two putative class action lawsuits were filed against former DiamondPeak directors and DiamondPeak Sponsor LLC on December 8 and 13, 2021 in the Delaware Court of Chancery (Hebert v. Hamamoto, et al. (C.A. No. 2021-1066); Amin v Hamamoto, et al. (C.A. No. 2021-1085)). The plaintiffs purport to represent a class of investors in DiamondPeak and assert breach of fiduciary duty claims based on allegations that the defendants made or failed to prevent alleged misrepresentations regarding vehicle pre-orders and production timeline, and that but for those allegedly false and misleading disclosures, the plaintiffs would have exercised a right to redeem their shares prior to the de-SPAC transaction. On February 9, 2022, the parties filed a stipulation and proposed order consolidating the two putative class action lawsuits, appointing Hebert and Amin as co-lead plaintiffs, appointing Bernstein Litowitz Berger & Grossmann LLP and Pomerantz LLP as co-lead counsel and setting a briefing schedule for the motions to dismiss and motions to stay. The motions to stay were fully briefed as of February 23, 2022 and the court held oral argument on February 28, 2022. On March 7, 2022, the court denied the motion to stay. On March 10, 2022, defendants filed their brief in support of their motion to dismiss. The motion to dismiss will be fully briefed on April 27, 2022, and is scheduled for oral argument on May 10, 2022. We intend to vigorously defend against the claims. The proceedings are subject to uncertainties inherent in the litigation process. We cannot predict the outcome of these matters or estimate the possible loss or range of possible loss, if any.
The Company has also received two subpoenas from the SEC for the production of documents and information, including relating to the merger between DiamondPeak and Legacy Lordstown and pre-orders of vehicles, and the Company has been informed by the U.S. Attorney’s Office for the Southern District of New York that it is investigating these matters. The Company has cooperated, and will continue to cooperate, with these and any other regulatory or governmental investigations and inquiries.
On March 24, 2022, the Company received a letter addressed to its Board from the law firm of Purcell & Lefkowitz LLP on behalf of three purported stockholders.

The stockholder letter alleged that we would be required by Rules 14a-4(a)(3) and (b)(1) of the Exchange Act to present two separate proposals at the annual meeting of stockholders to be held on May 19, 2022 relating to the proposed amendment of our Charter to increase the number of authorized shares, such that separate votes could be cast on a proposed increase in the number of shares of Class A common stock and a proposed increase in the number of shares of preferred stock. The Company does not believe that separate proposals would be required by the Exchange Act. Irrespective of the position asserted in the stockholder letter, the Company no longer believes an increase in the shares of preferred stock is needed and does not intend to include this aspect of the proposal in the proxy statement for the annual meeting.
The stockholder letter also addressed the approval of the Charter at the special meeting of stockholders held on October 22, 2020 (the “Special Meeting”), which included a 200,000,000 share increase in the number of authorized shares of Class A common stock and was approved by majority of the then-outstanding shares of both series of the Company’s common stock, voting as a single class. The stockholder letter alleged that the Charter approval required a separate vote in favor by at least a majority of the outstanding shares of Class A common stock under Section 242(b)(2) of the Delaware General Corporation Law (“DGCL”), and that the 200,000,000 shares in question are thus unauthorized. The stockholder letter requested that the Company present a proposal at the 2022 Annual Meeting seeking ratification of the number of shares of Class A common stock authorized under the Company’s current Charter.
The Board has undertaken a review of the matters raised by the stockholder letter with the assistance of outside counsel not involved in the underlying transactions at issue and has determined, (a) in reliance upon, among other things, advice of several law firms including a legal opinion of Delaware counsel, that the assertions regarding DGCL Section 242(b)(2) are wrong and that a separate class vote of the Class A common stock was not required to approve the amendment of the Charter at the Special Meeting to increase the shares of Class A common stock, and (b) that the remaining allegations therein are without merit. The Board is considering what further steps, if any, it may deem appropriate in connection with these matters, and is not presenting a proposal seeking ratification at this time. However, no assurances can be made regarding the outcome of any claims, proceedings or litigation regarding the authorization of our Class A common stock, including the claims raised by the stockholder letter. Any proceedings on these matters would be subject to uncertainties inherent in the litigation process. Claims alleging that a portion of our Class A common stock was not authorized could lead to shares of our Class A common stock being voidable and have a material adverse effect on the Company and its prospects.

MANAGEMENT
Executive Officers and Directors
Our directors and executive officers, and their respective ages, are as follows as of March 1, 2022:
Name	Age	Position
Executive Officers
Daniel A. Ninivaggi	57	Chief Executive Officer
Adam Kroll	47	Chief Financial Officer
Edward T. Hightower	56	President
Jane Ritson-Parsons	59	Executive Vice President — Chief Commercial Officer
Melissa A. Leonard	54	Executive Vice President, General Counsel & Secretary
Non-Employee Directors
David T. Hamamoto(3)	62	Director
Keith Feldman(1)(2)	45	Director
Jane Reiss(1)	60	Director
Dale Spencer(2)(3)	64	Director
Michael Gates(3)	61	Director
Angela Strand	53	Director
Martin J. Rucidlo(1)	64	Director

(1)
Member of the audit committee.

(2)
Member of the compensation committee.

(3)
Member of the nominating and corporate governance committee.

Executive Officers
Daniel A. Ninivaggi.   Mr. Ninivaggi has served as our Chief Executive Officer and a director since August 2021. Prior to joining the Company, Mr. Ninivaggi served as an independent consultant and board member from September 2019 to August 2021. Mr. Ninivaggi served as Chief Executive Officer of Icahn Automotive Group, LLC (“Icahn Automotive”) and Managing Director of Icahn Enterprises L.P. (“IEP”) — Automotive Segment from March 2017 through August 2019.  IEP is a publicly traded diversified holding company and Icahn Automotive is a wholly-owned subsidiary of IEP.  Prior to that, from February 2014 until March 2017, Mr. Ninivaggi served as Co-Chairman (from May 2015) and Co-CEO of Federal-Mogul Holdings Corp., an $8 billion automotive supplier (subsequently acquired by Tenneco, a publicly traded component supplier to automotive, commercial vehicle and industrial original equipment manufacturers and the independent automotive aftermarket). Mr. Ninivaggi was President and Chief Executive Officer of IEP between 2010 and 2014, at which time IEP operated through ten diverse operating segments. Mr. Ninivaggi has served as the Chairman of Garrett Motion Inc., a publicly traded manufacturer of turbochargers and electro-boosting technologies for vehicle manufacturers, since April 2021 and has served as a director of numerous other public and private companies, including: Hertz Global Holdings, Inc., a publicly traded car rental company (from September 2014 to June 2021); Metalsa S.A., a privately held manufacturer of frames and other structural components for automotive and commercial vehicles (Advisory Board); Navistar International Corporation, a publicly traded manufacturer  of trucks, buses and engines (from August 2017 to October 2018);  Icahn Enterprises G.P. Inc., the general partner of IEP (from 2012 to 2015); CVR  Energy, Inc., a publicly traded independent petroleum refiner and marketer of high value transportation fuels (from 2012 to 2014); CVR GP, LLC, the general partner of CVR Partners LP, a publicly traded nitrogen fertilizer company (from 2012 to 2014); XO Holdings, a privately held telecommunications company affiliated with IEP (from 2010 to 2014); Tropicana Entertainment Inc., a publicly traded company primarily engaged in the business of owning and operating casinos and resorts (from 2011 to 2015); Motorola Mobility Holdings Inc., a publicly traded mobile phone and electronics manufacturer (from 2010 to 2011); and CIT Group, Inc., a publicly traded bank holding company (from 2009 to 2011). Prior to joining IEP, Mr. Ninivaggi spent six years at Lear Corporation, a publicly traded Tier 1 automotive supplier specializing, at the time, in seating systems, interior components and systems as well as electrical and electronic distribution systems and components. Mr. Ninivaggi began his career at the law firm of Skadden, Arps, Slate, Meagher & Flom LLP before joining Winston & Strawn LLP, where he became partner. He holds a Bachelor of Arts degree from Columbia University, an MBA from the University of Chicago Graduate School of Business, and a Juris Doctor degree (with distinction) from Stanford Law School.
Adam Kroll.   Mr. Kroll has served as our Chief Financial Officer and Principal Accounting Officer since October 2021. Mr. Kroll served as the Chief Administrative Officer of Hyzon Motors Inc., a publicly traded global supplier of zero-emissions hydrogen fuel cell powered commercial vehicles, from March through July 2021. From October 2020 through January 2021, Mr. Kroll was the interim Chief Financial Officer of UPG Enterprises, a family office operating diversified industrial companies ("UPG"). Prior to his tenure at UPG, Mr. Kroll spent five years at PSAV Holdings, a global event technology services provider, where he served in roles of increasing responsibility, including Treasurer, Head of Corporate Development and Senior Vice President — Finance. Prior to his time at PSAV Holdings, Mr. Kroll served as an investment banker at JP Morgan Chase, a publicly traded diversified global financial services company, and elsewhere focusing on the automotive industry where, during his tenure, he advised companies on capital markets, loan and M&A transactions.
Edward T. Hightower.   Mr. Hightower has served as our President since November 2021. Mr. Hightower served as the Managing director of Motoring Ventures LLC, a global investment and consulting firm for automotive and manufacturing businesses that Mr. Hightower founded (“Motoring Ventures”), from 2016 to November 2021. At Motoring Ventures, Mr. Hightower advised vehicle and other manufacturing companies, including the Company, on operations, product launches, production, supply chain issues, mergers and acquisitions and a range of other matters. From 2013 to 2016, Mr. Hightower served as Vehicle Line Executive / Executive Chief Engineer — Global Crossovers for General Motors Company, a publicly traded automobile manufacturer. Mr. Hightower has also served in related roles at Ford Motor Company and BMW of North America, Inc., each publicly traded automobile manufacturers, and has more than 30 years of experience in his field. Mr. Hightower has served as a director and member of the audit committee of Tritium DCFC Limited, a publicly traded developer of DC fast chargers for electric vehicles, since January 2022, and previously served as a board member of the Michigan Council — Boy Scouts of America, a non-profit organization dedicated to youth leadership training, from December 2018 to November 2021.
Jane Ritson-Parsons.   Ms. Ritson-Parsons has served as our Executive Vice President, Chief Commercial Officer since November 2021, and served as our Chief Interim Brand Officer from April 2021 to November 2021 and as our Chief Operating Officer from June 2021 to November 2021. Prior to joining the Company, Ms. Ritson-Parsons served as an independent consultant and advisor of The JRP Company, LLC, a consulting firm founded by Ms. Ritson-Parsons that advises companies, including the Company, on brand and marketing operations. Ms. Ritson- Parsons previously served as Group Executive, Global Brand Marketing at Hasbro Inc., a publicly traded play and entertainment company, from 2008 to 2018. Prior to that, she served in various capacities at Hasbro Inc. from 1993 to 2008. Ms. Ritson-Parsons currently serves as a director of Flat River Group, an end-to-end ecommerce distributor.
Melissa A. Leonard.   Ms. Leonard has served as our Executive Vice President, General Counsel and Secretary since January 2022. Ms. Leonard has been a corporate and transactional attorney at Baker & Hostetler LLP, a national law firm, since 1995 and has extensive legal experience with mergers and acquisitions, financings, and corporate governance matters. Ms. Leonard has served as outside counsel to the Company since 2019 and was co-leader of the Mergers and Acquisitions team for Baker & Hostetler LLP during 2021. Ms. Leonard was a member of the Board of Trustees of the Museum of Contemporary Art (MOCA), Cleveland, Ohio, a contemporary art venue, from 2007 — 2021 and served on the Finance and Governance Committees.
Non-Employee Directors
David T. Hamamoto.   Mr. Hamamoto served as DiamondPeak’s (defined below) Chairman and Chief Executive Officer since inception in November 2018 until October 2020 and continues to serve as our director.

He is the Founder of DiamondHead Partners, LLC, a venture capital firm, which he established in 2017. Mr. Hamamoto has served as the Chief Executive Officer and a Director for DiamondHead Holdings Corp., a special purpose acquisition company, since January 2021. Previously, he served as Executive Vice Chairman of Colony NorthStar (now Colony Capital, Inc.), a publicly traded real estate and investment management firm, from January 2017 through January 2018. The NorthStar companies, which he founded, were sold to Colony Capital in January 2017. Prior to the sale, Mr. Hamamoto was Executive Chairman of NorthStar Asset Management Group, a publicly traded investment management firm, since 2015, having previously served as its Chairman and Chief Executive Officer from 2014 until 2015. Mr. Hamamoto was the Chairman of the board of directors of NorthStar Realty Finance Corp., a publicly traded real estate investment trust (“NRF”), from 2007 to January 2017 and served as one of its directors from 2003 to January 2017. Mr. Hamamoto previously served as NRF’s Chief Executive Officer from 2004 until 2015 and President from 2004 until 2011. Mr. Hamamoto was Chairman of the board of directors of NorthStar Realty Europe Corp., from 2015 to January 2017. In 1997, Mr. Hamamoto co-founded NorthStar Capital Investment Corp., the predecessor to NRF for which he served as Co-Chief Executive Officer until 2004. Prior to NorthStar, Mr. Hamamoto was a partner and co-head of the Real Estate Principal Investment Area at Goldman, Sachs & Co. During Mr. Hamamoto’s tenure at Goldman, Sachs & Co., he initiated the firm’s effort to build a real estate principal investment business under the auspices of the Whitehall Funds. Mr. Hamamoto also serves as a director for the Worthless Foundation, Inc., a non-profit dedicated to promoting the arts and social welfare. He is well qualified to serve as a director due to his experience as a public company chairman, CEO and director and due to his extensive investment and operational experience.
Keith Feldman.   Mr. Feldman has served as our director since October 2020. Mr. Feldman has served as the Chief Financial Officer and a Director for DiamondHead Holdings Corp., a special purpose acquisition company, since January 2021. Mr. Feldman served as the Chief Financial Officer and Treasurer of NorthStar Realty Europe Corp., a publicly traded REIT focused on European commercial real estate properties from May 2017, through the acquisition by AXA Investment Managers — Real Assets in September 2019. Mr. Feldman served as a managing director of Colony Capital, Inc., a publicly traded real estate and investment management firm, from January 2017 to October 2019 and served as a managing director of NorthStar Asset Management Group Inc., a predecessor company of Colony Capital, Inc. from July 2014 to January 2017, as a managing director of NorthStar Realty Finance Corp. from January 2014 to July 2014 and as a director of NorthStar Realty Finance Corp. from January 2012 to December 2013. In each of these roles, Mr. Feldman’s responsibilities included capital markets, corporate finance, and investor relations. Earlier in his career, Mr. Feldman held various financial positions at NorthStar Realty Finance Corp., Goldman Sachs, J.P. Morgan Chase, each a publicly traded company in the investment banking and financial services industry, and KPMG LLP, a professional accounting firm. Mr. Feldman is a CFA charterholder and a CPA. He is well qualified to serve as a director due to his experience with the operations and management, financial reporting and auditing of public companies in addition to operational expertise.
Jane Reiss.   Ms. Reiss has served as our director since October 2020. Ms. Reiss served as a director of Legacy Lordstown, our predecessor company, from February 2020 until October 2020. Since April 2020, Ms. Reiss has been a Partner at Brunswick Group, a communications consulting firm, where she holds the position of North America Lead, Brunswick Group Creative. Ms. Reiss is a leading member of New York City’s advertising and marketing industry. Prior to Brunswick Group, Ms. Reiss served as Chief Marketing Officer and Chief Brand Experience Officer of Grey, one of the world’s largest global advertising networks. Prior to joining Grey, Ms. Reiss worked with a variety of international companies while serving as the Chief Marketing Officer of NYC & Company, the official marketing, tourism and partnership organization for the City of New York under the leadership of Mayor Mike Bloomberg. Before joining NYC & Company, Ms. Reiss served as Managing Director & Partner at Margeotes Fertitta, an integrated communications services agency, where she specialized in leading retail-driven businesses. Ms. Reiss is well qualified to serve as a director due to her extensive marketing experience and varied experience in the public and private sector.
Dale Spencer.   Mr. Spencer has served as our director since October 2020. Mr. Spencer served as a director of Legacy Lordstown, our predecessor company, from February 2020 until October 2020. Mr. Spencer is the former Vice President of Automotive Maintenance and Engineering at United Parcel Service, a publicly traded multinational shipping and supply chain management company (“UPS”). As Vice President of UPS, Mr. Spencer led one of the largest and most dynamic fleets in North America with responsibilities for fleet duty cycles, maintenance and innovation. Mr. Spencer formerly served as a technical advisor on the board of directors of the North American Council for Freight Efficiency. He also has served as a consultant with multiple companies throughout the automotive industry. Mr. Spencer is well qualified to serve as a director due to his extensive experience with fleet operators and consulting experience through the automotive industry.
Michael Gates.   Mr. Gates has served as our director since October 2020. Mr. Gates has served as the founder, owner and President of Gridiron Development, a real estate construction and development firm in Mason, Ohio, since January 1994. Mr. Gates also previously founded and served as President of Broome Paving, a company specializing in services related to concrete and cement from January 1988 to January 1998, and as V.P. of Sales of Performance Site, an excavation and construction company, from January 1998 to January 2004. Mr. Gates is well qualified to serve as a director due to his experience founding, building and managing businesses in real estate, construction and development.
Angela Strand.   Ms. Strand has served as our director since October 2020 and as our Non-Executive Chair since August 2021. Ms. Strand served as our Executive Chair from June 2021 to August 2021 and as our lead independent director from April 2021 to June 2021. Ms. Strand has also served as a director of Nuvve Holdings Corp., a publicly traded green energy technology company, since March 2021. Ms. Strand serves as the chairperson of the compensation committee and as a member of the nominating and corporate governance committee of Nuvve Holdings Corp. From March 2016 to March 2020, Ms. Strand served as a director of Integrity Applications, a publicly traded medical device company (“Integrity”). During her time at Integrity, Ms. Strand served as Vice Chairperson of the board of directors, as chairperson of the nominating and corporate governance and compensation committees and as a member of the audit committee. Ms. Strand was a founder and senior executive of Chanje, a joint venture between Smith Electric Vehicles, an electric vehicle manufacturer, and FDG Electric Vehicles Ltd. a publicly traded electric vehicle manufacturer, from 2016 to 2017, and a founder of In-Charge, an electric vehicle infrastructure solutions provider. Ms. Strand is also a named inventor with seven issued patents. From 2017 to 2018, Ms. Strand served as Vice President of Workhorse Group Inc., a publicly traded electric vehicle manufacturer (“Workhorse Group”); from 2011 to 2015, Ms. Strand served as the chief marketing officer and head of business development and government affairs for Smith Electric Vehicles. Ms. Strand has also served in various executive roles at medical device, biotech and digital health firms including Proteus Digital Health (acquired by Otsuka Pharmaceutical); Aerogen (acquired by Nektar Therapeutics), Novacept, Inc. (acquired by Cytyc) and FemRx (acquired by Johnson & Johnson). Currently, Ms. Strand is an advisor for various companies and serves as the Founder/Managing Director of Strand Strategy, an advisory firm specializing in tech, business strategy and organization. She is well qualified to serve as a director due to her board experience and her experience in the electric vehicle industry.
Martin J. Rucidlo.   Mr. Rucidlo has served as our director since October 2020. Mr. Rucidlo has served as Xerion Advanced Battery Corp.’s, a lithium-ion battery manufacturer (“Xerion”), EVP since December 2017. Prior to joining Xerion, Mr. Rucidlo worked at Workhorse Group from 2010 to 2017, serving as VP of Manufacturing and as President, giving Mr. Rucidlo over 10 years of experience in the EV/Lithium-Ion battery space. He also has extensive executive leadership experience in technical sales and marketing management. From 1996 to 2010, Mr. Rucidlo has worked in sales and marketing management at the vice president or director level for start-ups, mid-sized and Fortune 500 corporations. He is well qualified to serve as a director due to his more than 15 years of leadership experience in manufacturing, mostly in the automotive and aerospace industries.
Board Composition
The board of directors consists of eight members. Angela Strand serves as Chairman of the Board. The primary responsibilities of the board of directors are to provide oversight, strategic guidance, counseling and direction to management.

The board of directors is divided into the following three classes:
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Class I, which consists of Jane Reiss, Dale Spencer and Daniel Ninivaggi, whose terms will expire at the Company’s annual meeting of stockholders in 2024;

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Class II, which consists of Michael Gates, Angela Strand and Martin J. Rucidlo, whose terms will expire at the Company’s annual meeting of stockholders in 2022; and

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Class III, which consists of David Hamamoto and Keith Feldman, whose terms will expire at the Company’s annual meeting of stockholders in 2023.

In accordance with the Charter, each director will hold office until the annual meeting for the year in which his or her term expires and until his or her successor has been elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, disqualification or removal.
The Charter provides that any director or the entire board of directors may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of a majority of the voting power of all of our then-outstanding shares of capital stock then-entitled to vote generally in the election of directors, voting together as a single class.
Director Independence
The board of directors determined that each of our directors, other than Mr. Ninivaggi, qualifies as an independent director, as defined under the listing rules adopted by the Nasdaq Stock Market LLC (the “Nasdaq Listing Rules”), and that the board of directors consists of a majority of “independent directors,” as defined under the rules of the SEC and the Nasdaq Listing Rules relating to director independence requirements. In addition, we are subject to the rules of the SEC and Nasdaq relating to the membership, qualifications and operations of the audit committee, and each of the members of such committee is independent under such rules.
Role of the Board in Risk Oversight
One of the key functions of the board of directors is informed oversight of our risk management process. The board of directors administers this oversight function directly through the board of directors as a whole, as well as through various standing committees of the board of directors that address risks inherent in their respective areas of oversight. In particular, the board of directors is responsible for monitoring and assessing strategic risk exposure and the audit committee is responsible for considering and discussing our major financial risk exposures and the steps our management will take to monitor and control such exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee also monitors compliance with legal and regulatory requirements. The compensation committee assesses and monitors whether our compensation plans, policies and programs comply with applicable legal and regulatory requirements.
Board Committees
Upon the consummation of the Business Combination, the board of directors established an audit committee, a compensation committee and a nominating and corporate governance committee and adopted a charter for each of these committees, which charters comply with the applicable requirements of the Nasdaq Listing Rules. The charters are available on the investor relations portion of our website at www.lordstownmotors.com. Information contained on or accessible through this website is not a part of this prospectus or the registration statement of which it forms a part, and the inclusion of our website address in this prospectus is an inactive textual reference only.
Audit Committee; Financial Expert
Our audit committee consists of Keith Feldman, Jane Reiss and Martin Rucidlo. The Board has determined that each of the members of the audit committee satisfies the independence requirements of the Nasdaq Listing Rules and Rule 10A-3 under the Exchange Act. Each member of the audit committee can read and understand fundamental financial statements in accordance with Nasdaq audit committee requirements. In arriving at such determination, the Board examined each audit committee member’s scope of experience and the nature of their prior and/or current employment. The audit committee has the authority to select, retain, terminate, and approve the fees and other retention terms of special or independent counsel, accountants or other experts and advisors, as it deems necessary or appropriate to carry out its duties without seeking approval of the Board or management. Keith Feldman serves as the chair of the audit committee and the Board has determined that Keith Feldman qualifies as an audit committee financial expert within the meaning of SEC regulations.
The functions of this committee include, among other things:
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evaluating the performance, independence and qualifications of our independent auditors and determining whether to retain our existing independent auditors or engage new independent auditors;

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reviewing our financial reporting processes and disclosure controls;

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reviewing and approving the engagement of our independent auditors to perform audit services and any permissible non-audit services;

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reviewing the adequacy and effectiveness of our internal control policies and procedures, including the effectiveness of our internal audit function;

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reviewing with the independent auditors the annual audit plan, including the scope of audit activities and all critical accounting policies and practices to be used by us;

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obtaining and reviewing at least annually a report by our independent auditors describing the independent auditors’ internal quality control procedures and any material issues raised by the most recent internal quality-control review;

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monitoring the rotation of our independent auditors’ lead audit and concurring partners and the rotation of other audit partners as required by law;

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prior to engagement of any independent auditor, and at least annually thereafter, reviewing relationships that may reasonably be thought to bear on its independence, and assessing and otherwise taking the appropriate action to oversee the independence of our independent auditor;

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reviewing our annual and quarterly financial statements and reports, including the disclosures contained in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and discussing the statements and reports with our independent auditors and management;

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reviewing with our independent auditors and management significant issues that arise regarding accounting principles and financial statement presentation and matters concerning the scope, adequacy and effectiveness of our financial controls and critical accounting policies;

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reviewing with management and our auditors any earnings announcements and other public announcements regarding material developments;

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establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls, auditing or other matters;

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preparing the report that the SEC requires in our annual proxy statement;

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reviewing and providing oversight of any Related Person Transactions (as defined below) in accordance with our Related Person Transaction Policy and reviewing and monitoring compliance with legal and regulatory responsibilities, including our Code of Conduct (as defined below);

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reviewing our major financial risk exposures, including the guidelines and policies to govern the processes by which risk assessment and risk management are implemented; and

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reviewing and evaluating the audit committee charter annually and recommending any proposed changes to the board of directors.

Compensation Committee
During the 2021 fiscal year, our Compensation Committee consisted of Ms. Strand, Chair (through June 2021, when she stepped down from the Committee to serve as Executive Chair), Mr. Spencer (who became Chair in June 2021), Mick Kowitz (who served on the Board and such committee until the 2021 annual meeting of stockholders in August 2021) and Mr. Feldman (since August 2021). The Board determined that each of the members of the compensation committee was, during the time he or she served on the committee, a non-employee director, as defined in Rule 16b-3 promulgated under the Exchange Act, and satisfies the independence requirements of the Nasdaq listing rules. The compensation committee has the authority to select, retain, terminate, and approve the fees and other retention terms of special or independent counsel, accountants or other experts and advisors, as it deems necessary or appropriate to carry out its duties without seeking approval of the Board or management.
The functions of this committee include, among other things:
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reviewing and approving the corporate objectives that pertain to the determination of executive compensation;

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reviewing and approving the compensation and other terms of employment of our executive officers;

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reviewing and approving performance goals and objectives relevant to the compensation of our executive officers and assessing their performance against these goals and objectives;

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making recommendations to the board of directors regarding the adoption or amendment of equity and cash incentive plans and approving amendments to such plans to the extent authorized by the board of directors;

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reviewing and making recommendations to the board of directors regarding the type and amount of compensation to be paid or awarded to non-employee members of the board of directors;

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reviewing and assessing the independence of compensation consultants, legal counsel and other advisors as required by Section 10C of the Exchange Act;

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administering equity incentive plans, to the extent such authority is delegated by the board of directors;

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reviewing and approving the terms of any employment agreements, severance arrangements, change in control protections, perquisites and any other compensation, and special or supplemental benefits for executive officers;

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reviewing with management our disclosures under the caption “Compensation Discussion and Analysis” in periodic reports or proxy statements to be filed with the SEC, to the extent such caption is included in any such report or proxy statement;

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preparing an annual report on executive compensation that the SEC requires in our annual proxy statement; and

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reviewing and evaluating the compensation committee charter annually and recommending any proposed changes to the board of directors.

Nominating and Corporate Governance Committee
During the 2021 fiscal year, our Nominating and Corporate Governance Committee consisted of Mr. Hamamoto, Chair, Mr. Gates, Ms. Strand (through June 2021, when she stepped down from the Committee to serve as Executive Chair) and Mr. Spencer (since June 2021). The Board determined that each of the members of the nominating and corporate governance committee, during the period he or she served on the committee, satisfied the independence requirements of the Nasdaq Listing Rules. The nominating and corporate governance committee has the authority to select, retain, terminate, and approve the fees and other retention terms of special or independent counsel, accountants or other experts and advisors, as it deems necessary or appropriate to carry out its duties without seeking approval of the Board or management.
The functions of this committee include, among other things:
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identifying, reviewing and making recommendations of candidates to serve on the board of directors;

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evaluating the performance of the board of directors, committees of the board of directors and individual directors and determining whether continued service on the board of directors is appropriate;

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evaluating nominations by stockholders of candidates for election to the board of directors;

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evaluating the current size, composition and organization of the board of directors and its committees and making recommendations to the board of directors for approval;

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developing a set of corporate governance policies and principles and recommending to the board of directors any changes to such policies and principles;

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reviewing issues and developments related to corporate governance and identifying and bringing to the attention of the board of directors current and emerging corporate governance trends; and

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reviewing periodically the nominating and corporate governance committee charter, structure and membership requirements and recommending any proposed changes to the board of directors.

Compensation Committee Interlocks and Insider Participation
No member of our compensation committee has ever been our executive officer or employee. None of our executive officers currently serve, or have served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers that serve as a member of such entity’s the board of directors or compensation committee.
Limitation on Liability and Indemnification of Directors and Officers
The Charter limits directors’ liability to the fullest extent permitted under the DGCL. The DGCL provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability:
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for any transaction from which the director derives an improper personal benefit;

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for any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

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for any unlawful payment of dividends or redemption of shares; or

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for any breach of a director’s duty of loyalty to the corporation or its stockholders.

If the DGCL is amended to authorize corporate action eliminating or further limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.
The Charter provides that we will, in certain situations, indemnify our directors and officers to the fullest extent permitted by law. Any indemnitee is also entitled, subject to certain limitations, to reimbursement of expenses (including attorney’s fees) incurred by such indemnitee in defending or otherwise participating in any proceeding in advance of its final disposition.
We maintain a directors’ and officers’ insurance policy pursuant to which our directors and officers are insured against liability for actions taken in their capacities as directors and officers. We believe the indemnification provisions in the Charter are necessary to attract and retain qualified persons as directors and officers.
Code of Business Conduct and Ethics for Employees, Executive Officers and Directors
We have adopted a Code of Business Conduct and Ethics (the “Code of Conduct”) that applies to all of our employees, executive officers and directors. The Code of Conduct is available on the investor relations portion of our website at www.lordstownmotors.com. The nominating and corporate governance committee of our board of directors is responsible for overseeing the Code of Conduct and must approve any waivers of the Code of Conduct for employees, executive officers and directors. We expect that any amendments to the Code of Conduct, or any waivers of its requirements, will be disclosed on our website.

EXECUTIVE COMPENSATION
Management Changes
Our management team underwent a number of key changes throughout 2021. Following the departure of our former Chairman of the Board and Chief Executive Officer, Stephen S. Burns, on June 13, 2021, Angela Strand served as our Executive Chair, until Ms. Strand was succeeded by our current Chief Executive Officer, Daniel A. Ninivaggi, on August 26, 2021. Ms. Strand has since served as Chairman of the Board. In addition, following the departure of our former Chief Financial Officer, Julio Rodriguez, on June 13, 2021, Rebecca A. Roof served as our Interim Chief Financial Officer, until Ms. Roof was succeeded by our current Chief Financial Officer, Adam Kroll, on October 25, 2021. Our former General Counsel and Corporate Secretary, Thomas V. Canepa, departed from his role on December 17, 2021, and was succeeded by Melissa A. Leonard on January 1, 2022. Our former Vice President of Propulsion, Chuan D. (John) Vo, also departed from his role on February 25, 2022.
As a result, certain of our named executive officers (“Named Executive Officers” or “NEOs”) below are no longer executive officers of the Company and are included in this section pursuant to SEC rules that require us to report compensation for each person who served as principal executive officer (“PEO”) during fiscal year 2021, the Company’s next two most highly paid executive officers as of the end of fiscal year 2021 and up to two more officers who would have been deemed to be named executive officers except they were not serving as executive officers at the end of fiscal year 2021, based on total compensation determined under Item 402 of Regulation S-K of the SEC Rules.
Named Executive Officers
Name	Age	Position
Daniel A. Ninivaggi	57	Chief Executive Officer (current PEO) (since August 26, 2021)
Adam Kroll	47	Executive Vice President and Chief Financial Officer (since October 25, 2021)
Jane Ritson-Parsons	59	Executive Vice President — Chief Commercial Officer
Stephen S. Burns	62	Former Chairman of the Board and Former Chief Executive Officer (former PEO) (through June 14, 2021)
Angela Strand	53	Former Executive Chair (former PEO) (from June 18, 2021 through August 26, 2021)
Thomas V. Canepa	62	Former General Counsel and Corporate Secretary (through December 17, 2021)
Chuan D. (John) Vo	49	Former Vice President of Propulsion (through February 25, 2022)
For information regarding the employment agreements of our currently-serving NEOS, and the separation arrangements of our former NEOs, see “Executive Compensation — Agreements with the Named Executive Officers” below.
Compensation Generally
Our compensation and benefits programs are designed to attract, retain, incentivize and reward deeply talented and qualified executives who share our philosophy and desire to work towards achieving our strategic objectives. In 2021, decisions were impacted by management departures and attracting and hiring a new management team. Except as described herein and in connection with new hires, our 2021 compensation program consisted primarily of base salary and equity awards. Decisions on the executive compensation program are made by the Compensation Committee.

Summary Compensation Table
The following table sets forth information concerning the compensation of our Named Executive Officers for the year ended December 31, 2021.
NAMED EXECUTIVE OFFICER AND PRINCIPAL POSITION	YEAR	SALARY	BONUS	STOCK AWARDS(1)	OPTION AWARDS(1)	ALL OTHER COMPENSATION(2)	TOTAL
Daniel A. Ninivaggi Chief Executive Officer (since August 26, 2021)	2021	$236,538(3)	$160,740	$3,857,000	$1,309,770	$—	$5,564,048
Adam Kroll Chief Financial Officer (since October 25, 2021)	2021	$69,231	—	$1,307,500	$400,440	—	$1,777,171
Jane Ritson-Parsons Executive Vice President — Chief Commercial Officer	2021	$200,000	$100,000	$3,993,500	—	$2,677	$4,296,177
Angela Strand Former Executive Chair (from June 18, 2021 to August 26, 2021)	2021	$500,000	—	$900,521	—	—	$1,400,521
Stephen S. Burns Former Chief Executive Officer (through June 14, 2021)	2021	$258,654	—	—		$230,769	$489,423
	2020	$269,266			—		$269,266
Thomas V. Canepa Former General Counsel & Corporate Secretary (through December 17, 2021)	2021	$397,885	—	$2,282,000	$190,805	$1,358	$2,872,048
	2020	$292,345	—	—	$88,040	—	$380,385
Chuan D. (John) Vo Former Vice President of Propulsion (through February 25, 2022)	2021	$301,923	—	$2,496,500	$154,707	—	$2,953,130
(1)
The amounts in this column represent the aggregate grant-date fair value of awards granted to each Named Executive Officer, computed in accordance with FASB ASC Topic 718. Stock awards include RSUs and performance-vested RSUs valued based on the closing market price of the Common Stock on the grant date. For purposes of valuation of the 200,000 performance-vested RSUs granted to Mr. Vo on December 7, 2021, the Company assigned a 25% probability as of the grant date that such shares would vest in full. See — “Outstanding Equity Awards at 2021 Year End.”

(2)
The amounts in this column represents $230,769 paid during 2021 as severance according to Mr. Burns’ separation agreement with the Company, and $2,677, with respect to Ms. Ritson-Parsons, and $1,358, with respect to Mr. Canepa, paid during 2021 as 401(k) matching contributions.

(3)
The amount of salary for Mr. Ninivaggi accounts for a voluntary reduction in annual base salary from $750,000 to $675,000, effective November 29, 2021.

Narrative Disclosure to Summary Compensation Table
For 2021, the compensation program for the Named Executive Officers consisted primarily of base salary and long-term incentive compensation delivered in the form of stock option awards, as well as time-based and performance-based RSUs. In addition, certain amounts were paid to our Named Executive Officers in connection with their termination of employment with the Company consistent with their applicable employment agreement and/or separation agreement, see “Agreements with the Named Executive Officers.”

Base Salary
The base salary for each of our NEOs was determined at the time they entered into their employment agreements or was as adjusted by the Compensation Committee following entry into such employment agreement. Salaries were set at a level commensurate with the NEO’s duties and authorities, contributions, prior experience and sustained performance, and also accounted for the fact that as a start-up with limited funds, a significant portion of total compensation would initially be in the form of stock options and RSUs for NEOs.
Cash Bonus
There were no arrangements with the NEOs providing for annual cash bonus awards, other than pursuant to the employment agreement with Messrs. Ninivaggi and Kroll, see “Agreement with Daniel A. Ninivaggi” and “Agreement with Adam Kroll” below. Ms. Ritson-Parsons received a signing bonus as described under “Agreement with Jane Ritson-Parsons” below.
Stock Option and RSU Awards
In February 2021, the Compensation Committee granted stock options under our 2020 Plan to each of the Named Executive Officers serving at that time. The stock options have an exercise price of $26.77 and vest 25% on the one year anniversary of grant and then quarterly thereafter in equal increments ending on the fourth anniversary of the grant date, subject to the Named Executive Officer’s continued employment through each vesting date.
In June 2021, the Compensation Committee granted RSUs to each of the Named Executive Officers serving at that time for purposes of retaining and incentivizing the management team through the change in senior leadership. The RSUs (other than the grant to Ms. Strand, which vested at the end of her service as Executive Chair) vest in three equal annual installments beginning on the first anniversary of the grant date, subject to the Named Executive Officer’s continued employment through each vesting date.
In addition to the awards granted in February and June, certain awards were made in connection with new hires and changes in individual responsibilities as well as for purposes of retention.
Benefits and Perquisites
The Named Executive Officers have been provided benefits on the same basis as all of our employees, including health, dental and vision insurance; life insurance; accidental death and dismemberment insurance; short- and long-term disability insurance; a health savings account; and a tax- qualified Section 40l(k) plan for which only a safe harbor matching contribution is provided. We do not maintain any executive-specific benefit or perquisite programs.
Agreements with the Named Executive Officers
Lordstown entered into employment agreements with each of the Company’s Named Executive Officers as outlined below. Each such employment agreement contains certain terms that are common for each current Named Executive Officer, which are described under the heading Common Employment Agreement Terms. Under subsequent headings for each Named Executive Officer are the details of the employment agreement entered into by such Named Executive Officer.
Common Employment Agreement Terms
If a Named Executive Officer’s employment is terminated by the Company in the event of a “termination upon change of control” or without “cause” or by such Named Executive Officer for “good reason” (as each term is defined in the applicable employment agreement), such Named Executive Officer would be entitled to receive, subject to his or her execution and non-revocation of a general release of claims, an amount equal to a certain number of months’ base salary and accelerated vesting of all outstanding and unvested equity awards, as detailed below. In addition, if such Named Executive Officer’s employment is terminated for any reason other than (i) “cause” or (ii) such Named Executive Officer’s resignation without “good reason,” such Named Executive Officer is entitled to receive any actual bonus earned but unpaid as of the date of termination and a prorated target bonus for the year of termination. The employment agreements with the Named Executive Officers also contain certain restrictive covenants, including (i) perpetual confidentiality and non-disparagement covenants, (ii) an assignment of inventions covenant and (iii) non- competition and customer and employee non-solicitation covenants for the two-year period following any termination of employment.
Agreement with Daniel A. Ninivaggi
Mr. Ninivaggi entered into an employment agreement with the Company to serve as its Chief Executive Officer as of August 26, 2021, which was amended on November 9, 2021 to voluntarily reduce his base salary from $750,000. Mr. Ninivaggi’s current annual base salary is $675,000 with an annual bonus target equal to 125% of his base salary. He received a bonus for 2021 in an amount prorated for the period from August 26, 2021 through December 31, 2021, as provided by his agreement. Mr. Ninivaggi’s employment agreement also provided for the grant of 700,000 stock options with an exercise price of $5.51 and 700,000 RSUs under the 2020 Plan. The awards vest equally on each of the first, second and third anniversary of the grant date, subject to continued employment through each vesting date. In the event of Mr. Ninivaggi’s death or disability, his unvested equity awards will vest pro rata based on the number of full and partial months served through such event. Mr. Ninivaggi’s severance amounts payable upon termination upon change of control, termination without cause or upon resignation for good reason following a change of control were set at 12 months’ base salary paid incrementally over a 12-month period and 12 months of continued health insurance coverage (in addition to the benefits described above).
Agreement with Adam Kroll
Mr. Kroll entered into an employment agreement with the Company to serve as its Chief Financial Officer as of October 25, 2021. Mr. Kroll’s current annual base salary is $450,000 with an annual bonus target of 80% of his base salary. He received a bonus for 2021 prorated from October 25, 2021 through December 31, 2021, as provided by his agreement. Mr. Kroll’s employment agreement also provided for the grant of 200,000 stock options with an exercise price of $4.78 and 250,000 RSUs under the 2020 Plan. The awards vest equally on each of the first, second and third anniversary of the grant date, subject to continued employment through each vesting date. In the event of Mr. Kroll’s death or disability, his unvested equity awards will vest pro rata based on the number of full and partial months served through such event. Mr. Kroll’s severance amounts payable upon termination upon change of control, termination without cause or upon resignation for “good reason” was set at eight months’ base salary plus $25,000 paid in 12 monthly installments. Upon termination for any reason other than (i) “cause” or (ii) Mr. Kroll’s resignation without “good reason,” he is entitled to receive any actual bonus earned but unpaid as of the date of termination and a prorated target bonus for the year of termination.
Agreement with Jane Ritson-Parsons
Ms. Ritson-Parsons entered into an employment agreement with the Company to serve as its Executive Vice President — Chief Operating Officer as of June 18, 2021, which was amended, effective November 8, 2021, to reflect her current position as Executive Vice President — Chief Commercial Officer of the Company. Ms. Ritson-Parsons’ base salary is $400,000. Her employment agreement also provided for a signing bonus of $100,000, that is subject to recoupment by the Company if, within the first year of her employment, she terminates her employment with the Company other than for good reason or her employment is terminated by the Company for cause. Ms. Ritson-Parsons also received a grant of 350,000 RSUs under the 2020 Plan. The award vests equally on each of the first, second and third anniversary of the grant date, subject to continued employment through each vesting date. Ms. Ritson-Parsons is entitled to severance upon termination without cause or upon resignation for good reason for 6- months’ base salary paid incrementally over a 6-month period and 12 months of continued health insurance coverage.
Agreement with Angela Strand
Ms. Strand entered into an employment agreement with the Company to serve as Executive Chair of the Company, serving as the Company’s chief executive officer in an interim capacity on June 18, 2021 for a term of five months. Ms. Strand was entitled to a base salary of $100,000 per month. If Ms. Strand’s employment was terminated by the Company without cause, she was entitled to any unpaid portion of her salary for the remainder of the term. Ms. Strand’s agreement also provided for the grant of 50,000 RSUs under the 2020 Plan. The award vested in full upon the end of her employment term, and if her employment was terminated by the Company without cause, the RSUs vested upon termination. Ms. Strand was not eligible to participate in any other benefit plans and arrangements made available to senior executives of the Company.
Agreement with Chuan D. (John) Vo
Mr. Vo entered into an employment agreement with the Company to serve as its Vice President of Propulsion, dated July 1, 2021, as amended on December 7, 2021. Mr. Vo’s base salary was $350,000. If Mr. Vo’s employment was terminated by the Company without cause, Mr. Vo was entitled to receive the continuation of his base salary through June 30, 2022. Mr. Vo’s agreement also provided for the grant of 200,000 RSUs under the 2020 Plan, vesting in full upon the successful launch of the Endurance for general commercial sale to third parties provided that such launch occurred before July 22, 2022, subject to forfeiture of 50,000 RSUs per week for each week (or portion thereof) after July 22, 2022 that such launch was delayed. In addition, Mr. Vo’s agreement provided that all stock options granted to Mr. Vo by the Company prior to December 7, 2021 that were unvested, would vest on the earlier of (i) the closing of the Asset Purchase Agreement and (ii) June 30, 2022 (such earlier date, the “Determination Date”), subject to Mr. Vo’s continued employment through the Determination Date. Upon Mr. Vo’s departure from the Company on February 25, 2022, all RSUs that had not yet vested were cancelled pursuant to the 2020 Plan. Mr. Vo had 30 days from his departure date to exercise stock options that were vested as of such date pursuant to the 2019 Plan, and Mr. Vo has three months from his departure date to exercise stock options that were vested as of such date and all options that had not yet vested were cancelled pursuant to the 2020 Plan.
Agreement with Thomas V. Canepa
Mr. Canepa’s employment agreement provided for a base salary of $250,000, which was increased to $400,000 in December 2020. Mr. Canepa resigned from all offices with the Company pursuant to a second amendment to his employment agreement with the Company effective December 17, 2021. He remained with the Company as non-executive senior counsel to provide transitional services through January 31, 2022. Pursuant to his amended employment agreement, in exchange for a general release, Mr. Canepa received payment for unused vacation and six months of severance to be paid as a continuation of Mr. Canepa’s annual base salary and continued health insurance coverage, up to a maximum of $1,500 per month. Under the third amendment to his employment agreement entered into on January 28, 2022, Mr. Canepa is entitled to exercise any vested stock options for 90 days after the end of his employment with the Company and Mr. Canepa agreed to a two month non-solicitation period.
Agreements with Stephen S. Burns
Mr. Burns resigned from all roles with the Company effective June 13, 2021. In connection with his resignation, the Company and Mr. Burns entered into a Separation and Release Agreement. That agreement provides for continued base salary payments for a period of 18 months in the aggregate amount of $750,000. The foregoing benefits were subject to Mr. Burns’ execution and non-revocation of a general release of claims in favor of the Company and remain subject to ongoing compliance with the restrictive covenants set forth in his employment agreement with the Company.
Retirement Benefits
The Company provides a tax-qualified Section 401(k) plan for all employees, including the NEOs. The Section 401(k) plan provides for safe harbor matching contributions for participants’ elective contributions to the 401(k) plan and for discretionary profit-sharing contributions to participants who satisfy the eligibility requirements under the Section 401(k) plan. The Company does not provide to employees, including its NEOs, any other retirement benefits, including, but not limited to, tax-qualified defined benefit plans, supplemental executive retirement plans and nonqualified defined contribution plans.

Outstanding Equity Awards at 2021 Year End
The following table presents information regarding outstanding equity awards held by the Named Executive Officers as of December 31, 2021.
		Option Awards				Stock Awards
Name	Grant date	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested ($) (1)	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested	Equity incentive plan awards: market or payout value of unearned shares (1), units or other rights that have not vested
Daniel A. Ninivaggi	8/26/21(2)	—	700,000	$5.51	8/26/31	—	—	—	—
	8/26/21(2)	—	—	—	—	700,000	$2,415,000	—	—
Adam Kroll	10/13/21(3)	—	200,000	$5.12	10/13/31	—	—	—	—
	10/13/21(3)	—	—	—	—	250,000	$862,500	—	—
Jane Ritson-Parsons	6/13/21(4)	—	—	—	—	350,000	$1,207,500	—	—
Angela Strand	2/5/21(5)	—	—	—	—	6,164	$21,266	—	—
	2/5/21(6)	—	—	—	—	6,164	$21,266	—	—
	6/13/21(7)	—	—	—	—	50,000	—	—	—
Stephen S. Burns	—	—	—	—	—	—	—	—	—
Thomas V. Canepa	11/1/19(8)(9)	702,703	—	$1.79	11/1/29	—	—	—	—
	2/14/20(8)(9)	81,386	—	$1.79	2/13/30	—	—	—	—
	2/5/21(10)	—	18,500	$26.77	2/4/31	—	—	—	—
	6/13/21(11)	—	—	—	—	200,000	$690,000	—	—
Chuan D. (John) Vo	2/14/20(8)(12)	74,433	149,093	$1.79	2/13/30	—	—	—	—
	2/5/21(13)	—	15,000	$26.77	2/4/31	—	—	—	—
	6/13/21(14)	—	—	—	—	200,000	$690,000	—	—
	12/7/21(1)(15)	—	—	—	—	—	—	200,000	$690,000
(1)
Calculated by multiplying the number of unvested shares of stock by the closing market price of our Common Stock on December 31, 2021, the last business day of fiscal year 2021 ($3.45).

(2)
Each of Mr. Ninivaggi’s award of stock options and RSUs vest in three equal annual installments beginning on August 26, 2022, subject to Mr. Ninivaggi’s continued employment through each vesting date.

(3)
Each of Mr. Kroll’s award of stock options and RSUs vest in three equal annual installments beginning on October 13, 2022, subject to Mr. Kroll’s continued employment through each vesting date.

(4)
The RSUs vest in three equal annual installments beginning on June 13, 2022, subject to Ms. Ritson-Parsons’ continued employment through each vesting date.

(5)
The RSUs vest in three equal annual installments beginning on February 5, 2022, subject to Ms. Strand’s continued service.

(6)
The RSUs vested in full on February 5, 2022.

(7)
The RSUs vested as of the end of Ms. Strand’s term as Executive Chair on August 26, 2021 and were settled in January 2022 per the terms of her agreement.

(8)
Each option originally covered shares of Legacy Lordstown common stock, and in connection with the Business Combination, was converted into an Exchanged Option on the same terms applicable to the option immediately prior to being converted, as described in more detail above under “Narrative Disclosure to Summary Compensation Table — Stock Option Awards.”

(9)
The stock options vested in full and became exercisable on November 1, 2021. Upon Mr. Canepa’s departure from the Company on January 31, 2022, Mr. Canepa had 90 days from his departure date to exercise the options that were vested as of such date pursuant to the terms of the 2019 Plan and his employment agreement.

(10)
The stock options vested in an amount equal to 25% of the total number of shares subject to these options on February 5, 2022, and the remainder were to vest quarterly ending on February 5, 2025. Upon Mr. Canepa’s departure from the Company on January 31, 2022, all options that had not yet vested were cancelled pursuant to the terms of the 2020 Plan.

(11)
The RSUs were to vest in three equal annual installments beginning on June 13, 2022. Upon Mr. Canepa’s departure from the Company on January 31, 2022, all RSUs that had not yet vested were cancelled pursuant to the terms of the 2020 Plan.

(12)
The stock options became vested and became exercisable on February 24, 2022. Upon Mr. Vo’s departure from the Company on February 25, 2022, Mr. Vo had 30 days from his departure date to exercise stock options that were vested as of such date pursuant to the terms of the 2019 Plan.

(13)
The stock options vested in an amount equal to 25% of the total number of shares subject to these options on February 5, 2022, and the remainder were to vest quarterly ending on February 5, 2025. Upon Mr. Vo’s departure from the Company on February 25, 2022, Mr. Vo has three months from his departure date to exercise stock options that were vested as of such date and all options that had not yet vested were cancelled pursuant to the terms of the 2020 Plan.

(14)
The RSUs were to vest in three equal annual installments beginning on June 13, 2021. Upon Mr. Vo’s departure from the Company on February 25, 2022, all RSUs that had not yet vested were cancelled pursuant to the terms of the 2020 Plan.

(15)
The performance-based RSUs were to vest in full upon the successful launch of the Endurance for general commercial sale to third parties provided that such launch occurred on or before July 22, 2022. For each week (or portion of a week) after July 22, 2022 that such launch is delayed, 50,000 RSUs were to be forfeited by Mr. Vo. The number of RSUs reflected in the table assumes full vesting under the applicable RSU award. Upon Mr. Vo’s departure from the Company on February 25, 2022, all RSUs that had not yet vested were cancelled pursuant to the terms of the 2020 Plan. For purposes of valuation of these RSUs, the Company assigned a 25% probability as of the grant date that such shares would vest in full.

Director Compensation
In 2021, non-employee directors receive a combination of cash and equity compensation. The cash compensation consists of:
•
Annual Cash Retainer: $50,000

•
Lead Independent Director Annual Compensation: $27,500

•
Committee Chairperson Annual Cash Retainer:

•
Audit Committee: $15,000

•
Compensation Committee: $12,000

•
Nominating & Corporate Governance Committee: $10,000

•
Committee Member Annual Cash Retainer:

•
Audit Committee: $10,000

•
Compensation Committee: $6,500

•
Nominating & Corporate Governance Committee: $5,000

Non-employee directors also receive equity awards under the 2020 Plan. On February 5, 2021, each non-employee director received an initial grant of 6,164 RSUs, which vests in three equal annual installments on each anniversary of the grant date. In addition to the one-time initial grant, the non-employee directors receive an annual grant of RSUs having a value of $165,000 on the grant date based on the closing market price of the Common Stock on such date. The annual RSUs vest on the first anniversary of the grant date. On February 5, 2021, each non-employee director received an annual grant of 6,164 RSUs, which vested in full on February 5, 2022. Beginning with the 2022 Annual Meeting, the annual RSU grants will be made at each annual meeting such that the awards align with the period of service as a director. In connection with this transition, a pro rata grant of 15,937 RSUs, which had a value of $47,014, was made on February 5, 2022 for service during the period beginning February 5, 2022 and ending May 19, 2022. The RSUs vest on the date of the 2022 Annual Meeting.
Directors’ fees and other compensation for 2021 were:
NAME	FEES EARNED OR PAIDIN CASH ($)(1)	STOCK AWARDS ($)(2)	ALL OTHER COMPENSATION	TOTAL
David T. Hamamoto	$71,413	$330,000	—	$401,413
Keith Feldman	$80,982	$330,000	—	$410,982
Jane Reiss	$71,803	$330,000	—	$401,803
Dale Spencer	$74,619	$330,000	—	$404,619
Michael Gates	$66,823	$330,000	—	$396,823
Angela Strand	$68,025	$330,000	—	$398,025
Martin J. Rucidlo	$72,070	$330,000	—	$402,070
Mick Kowitz(3)	$46,674	$—	—	$46,674

(1)
Represents (i) fees earned in part for the fiscal year ended December 31, 2020 paid in arrears, and (ii) fees earned for the fiscal year ended December 31, 2021.

(2)
Represents (i) an initial grant of RSUs granted on February 5, 2021 of 6,164 RSUs vesting in three equal annual installments on each anniversary of the grant date, and (ii) and annual grant of RSUs granted on February 5, 2021 of 6,164 RSUs vested in full on February 5, 2022. Ms. Reiss and Mr. Spencer each also held options to purchase 139,704 shares of Common Stock as of December 31, 2021.

(3)
Mr. Kowitz served as a director until his term ended in August 2021.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
The following includes a summary of transactions since January 1, 2019 to which we have been a party, in which the amount involved exceeded $120,000 and in which any of our directors, executive officers or, to our knowledge, beneficial owners of more than 5% of our capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than equity and other compensation, termination, change of control and other arrangements, which are described under the section entitled “Executive Compensation.”
Related Party Transaction Policy
Our board of directors has adopted a written Related Party Transaction Policy that sets forth the following policies and procedures for the review and approval or ratification of Related Party Transactions. A “Related Party Transaction” is a transaction, arrangement or relationship in which we or any of our subsidiaries was, is or will be a participant, the amount of which exceeds $120,000 and in which any related person had, has or will have a direct or indirect material interest. A “Related Party” means:
•
any person who is, or at any time during the applicable period was, one of our executive officers or a member of our board of directors;

•
any person who is known by us to be the beneficial owner of more than 5% of our Class A common stock;

•
any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, officer or a beneficial owner of more than 5% of our Class A common stock, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5% of our Class A common stock; or

•
any firm, corporation or other entity in which any of the foregoing persons is a partner or principal or in a similar position or in which such person has a 10% or greater beneficial ownership interest.

The audit committee is responsible for administering our Related Party Transaction Policy and reviews all relevant facts and circumstances of Related Party Transactions, including the terms of the transaction, the business purpose of the transaction, and benefits to the Company and to the relevant Related Party. The audit committee may approve the Related Party Transaction only if the audit committee determines in good faith that, under all circumstances, the transaction is in the best interests of the Company and its shareholders.
Indemnification Agreements
We entered into separate indemnification agreements with our directors and officers, in addition to the indemnification provided for in the Charter and the Bylaws. These agreements, among other things, require us to indemnify our directors and officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of their services as one of our directors or officers or as a director or officer of any other company or enterprise to which the person provides services at our request. We believe that these Charter provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.
PIPE Investment
In connection with our entry into the Business Combination Agreement, we entered into separate Subscription Agreements, each dated as of August 1, 2020, with certain investors including GM and the Anchor Investor, pursuant to which, among other things, we agreed to issue and sell in a private placement up to an aggregate of 50,000,000 shares of Class A common stock, for a purchase price of $10.00 per share, and aggregate consideration of up to $500.0 million. The proceeds from the PIPE Investment will be used to provide us with additional capital.

The applicable purchase price under the Subscription Agreements was payable in cash with respect to each of the investors except that the $75.0 million purchase price payable by GM consisted of certain in-kind consideration and a cash payment in an amount equal to the difference between the purchase price applicable to GM and the value of such in-kind consideration. Other than the foregoing, the terms of the Subscription Agreement entered into with GM are substantially identical to the terms of other Subscription Agreements. In exchange for the shares of Class A common stock, GM provided approximately $23.2 million in permits associated with the Lordstown Complex, as well as settlement of the GM Deferred Purchase Price Obligation (as defined below), the approximately $5.9 million due to GM for reimbursable operating costs pursuant to the terms of the Operating Agreement and the outstanding amount of approximately $5.0 million drawn on the GM Convertible Note (as defined below) including accrued and unpaid interest, and the remaining contribution in cash. The financing provided under the GM Convertible Note was terminated.
The fund affiliated with our Anchor Investor purchased 1,000,000 shares of Class A common stock for an aggregate purchase price of $10.0 million.
Pursuant to the Subscription Agreements, we filed with the SEC (at our sole cost and expense) the registration statement of which this prospectus is a part (the “Resale Registration Statement”) registering the resale of the shares of Class A common stock issued thereunder, which became effective on December 4, 2020.
Registration Rights and Lock-up Agreements
Prior Registration Rights Agreement
Pursuant to a registration rights agreement entered into on February 27, 2019, the holders of Class B common stock and Private Placement Warrants (and any shares of Class A common stock issuable upon conversion of the Class B common stock and exercise of such Warrants) were entitled to registration rights requiring us to register such securities for resale. The holders of the majority of these securities were entitled to make up to three demands, excluding short form demands, that we register such securities. In addition, the holders had certain “piggy-back” registration rights with respect to registration statements filed subsequent to the Closing and rights to require us to register for resale such securities pursuant to Rule 415 under the Securities Act. We were to bear the expenses incurred in connection with the filing of any such registration statements.
Amended and Restated Registration Rights and Lock-up Agreement
Effective as of the Closing, we entered into the Registration Rights and Lock-up Agreement with the Sponsor, the Anchor Investor, GM, Stephen S. Burns, Workhorse Group and BGL, pursuant to which we had certain obligations to file a registration statement registering the resale of the Class A common stock (including shares issuable upon future exercise of the Private Placement Warrants or the BGL Warrants) and the Private Placement Warrants held by the parties (the “Registrable Securities”). The Registration Rights and Lock-up Agreement amends, restates and replaces the registration rights agreement entered into on February 27, 2019 described above.
Pursuant to the Registration Rights and Lock-up Agreement, we filed the Resale Registration Statement. We are obligated to facilitate or participate in no more than two underwritten offerings for any holder of Registrable Securities (and no more than four underwritten offerings for all such holders in the aggregate), provided the reasonably expected aggregate gross proceeds from each such underwritten offering must be at least $75.0 million.
In addition, the Registration Rights and Lock-up Agreement also provides the holders of Registrable Securities with “piggy-back” registration rights, subject to certain requirements and customary conditions. We will bear the expenses incurred in connection with the filing of any such registration statements.
The Registration Rights and Lock-up Agreement provides that certain of our securities held by certain of the parties (including their permitted transferees) are locked-up as follows:
•
any shares of Class A common stock held by the Sponsor were locked-up until October 23, 2021;

•
any shares of Class A common stock held by GM, Workhorse Group and BGL were locked-up until April 23, 2021; and

•
any shares of Class A common stock held by Stephen S. Burns were locked-up until October 23, 2021, and 50% of such shares will remain locked-up until October 23, 2022.

In addition, Stephen S. Burns agreed not to transfer any shares of Class A common stock held by him if, immediately following such transfer, the shares owned by him would be fewer than the number of shares that would be required to satisfy any outstanding indemnification claim made by us pursuant to the Business Combination Agreement.
The lock-up restrictions provided in the Registration Rights and Lock-up Agreement did not apply to the Anchor Investor, which remained subject to the lockup provisions set forth in the Subscription Agreements entered into by it in connection with its acquisition of the Class B common stock and Private Placement Warrants and provided that its securities were subject to a lock-up until October 23, 2021.
As of March 3, 2022, Mr. Burns beneficially owned Class A common stock representing approximately 17.9% of our outstanding shares and GM, Workhorse and the Anchor Investor no longer held any shares that were covered by the Registration Rights and Lock-Up Agreement.
Workhorse Group Agreement
On November 7, 2019, we entered into a transaction with Workhorse Group for the purpose of obtaining the use of certain intellectual property. In connection with granting this license, Workhorse Group received 10% of the outstanding Legacy Lordstown common stock and was entitled to royalties of 1% of the gross sales price of the first 200,000 vehicle sales. In November 2020, we pre-paid a royalty payment to Workhorse Group in the amount of $4.75 million. The upfront royalty payment represents an advance on royalties due on 1% of the gross sales price of the first 200,000 vehicles sold, but only to the extent that the aggregate amount of such royalty fees exceeds the amount paid upfront.
GM Agreements
On November 7, 2019, we entered into the GM Property Agreements providing for our acquisition of and the continued operation of the Lordstown Complex. The purchase price for the property was $20.0 million, plus interest accruing beginning on February 1, 2020 at a rate of 7.0% per year (the “GM Deferred Purchase Price Obligation”). The terms of the Operating Agreement provided that all expenses associated with the real property were to be paid by GM from November 2019 through February 2020 and subsequently reimbursed by us. We satisfied the GM Deferred Purchase Price Obligation and the expenses owed under the Operating Agreement in exchange for equity pursuant to the GM Subscription Agreement at the Closing.
On May 28, 2020, we executed a convertible promissory note in favor of GM that provided additional financing to us of up to $10.0 million (the “GM Convertible Note”). We satisfied all amounts outstanding under the GM Convertible Note in exchange for equity pursuant to the GM Subscription Agreement at the Closing.
On August 1, 2020, we entered into the GM Subscription Agreement as part of the PIPE Investment pursuant to which GM purchased, at the Closing, 7.5 million shares of Class A common stock in exchange for an in-kind and cash subscription price of an aggregate of $75.0 million. In exchange for the shares of Class A common stock, GM provided approximately $23.2 million in permits associated with the Lordstown Complex, as well as settlement of the GM Deferred Purchase Price Obligation, the approximately $5.9 million due to GM for reimbursable operating costs under the Operating Agreement and the outstanding amount of approximately $5.0 million drawn on the GM Convertible Note including accrued and unpaid interest, and the remaining contribution in cash. The financing provided under the GM Convertible Note was terminated.
Also on August 1, 2020, we entered into the Omnibus Agreement pursuant to which the parties agreed upon the treatment of certain arrangements between GM and us during the pendency of the Business Combination and upon the Closing. Pursuant to the Omnibus Agreement, GM’s repurchase option with respect to the Lordstown Complex terminated at Closing. GM also agreed to terminate various investment- related rights upon the Closing.
In August 2020, we entered into an emissions credit agreement with GM pursuant to which, and subject to the terms of which, during the first three annual production/model years wherein we produce vehicles at least ten months out of the production/model year, the counterparty will have the option to purchase such emissions credits as well as emissions credits from any other U.S. state, country or jurisdiction generated by vehicles produced by us not otherwise required by us to comply with emissions laws and regulations at a purchase price equal to 75% of the fair market value of such credits. While we expect that our first three annual production/model years for the purpose of this agreement will be 2022, 2023 and 2024, it is possible that this agreement could extend beyond these model years if we do not achieve ten or more months of production during those annual production/model years.
On April 3, 2020, we entered into an agreement under which GM provides us with access to certain non- customer-facing GM parts, including airbags, steering columns and steering wheels. This agreement was renewed for a term commencing on January 1, 2021 and ending on December 31, 2023.
As of December 31, 2020, GM was determined not to be a related party as its ownership of Class A common stock did not reach 5%.
DiamondPeak Related Party Transactions
Founder Shares of DiamondPeak Class B Common Stock
In November 2018, the Sponsor acquired 7,187,500 shares of Class B common stock for an aggregate purchase price of $25,000. Prior to the initial investment by the Sponsor, we had no assets, tangible or intangible. In February 2019, the Sponsor forfeited 812,500 shares of Class B common stock and the Anchor Investor purchased 812,500 shares of Class B common stock for an aggregate purchase price of approximately $3,000, or approximately $0.003 per share. As a result of the underwriters’ election to partially exercise their over-allotment option in connection with the Initial Public Offering, 187,500 shares of Class B common stock were forfeited.
Each of Judith A. Hannaway, Steven R. Hash and Andrew C. Richardson, who served as our independent directors prior to the Closing, received upon completion of the Business Combination 88,357 shares of Class B common stock from the Sponsor, which shares converted into 88,357 shares of Class A common stock.
The shares of Class B common stock were identical to the shares of Class A common stock, except that the shares of Class B common stock automatically converted into shares of Class A common stock at the Closing and were subject to certain transfer restrictions.
Private Placement Warrants
Simultaneously with the closing of the Initial Public Offering, the Sponsor and the Anchor Investor purchased an aggregate of 4,666,667 Private Placement Warrants at a price of $1.50 per Warrant, for an aggregate purchase price of $7.0 million. On March 18, 2019, in connection with the underwriters’ election to partially exercise their over-allotment option, we sold an additional 400,000 Private Placement Warrants to the Sponsor and the Anchor Investor, at a price of $1.50 per Warrant, generating additional gross proceeds of $600,000. Among the Private Placement Warrants, 4,460,000 Warrants were purchased by the Sponsor and 606,667 Warrants were purchased by the Anchor Investor. Each Private Placement Warrant entitles the holder to purchase one share of our Class A common stock at $11.50 per share.
The Private Placement Warrants are exercisable on a cashless basis and are non-redeemable for cash so long as they are held by the Sponsor, Anchor Investor or their permitted transferees. If the Private Placement Warrants are held by someone other than the Sponsor, Anchor Investor or their permitted transferees, the Private Placement Warrants will be redeemable by us and exercisable by such holders on the same basis as were the Public Warrants.

Related Party Loans Related to Initial Public Offering
The Sponsor agreed to loan us up to $300,000 to be used for a portion of the expenses related to the Initial Public Offering. This loan was non-interest bearing and unsecured and was payable on the earlier of March 31, 2019 or the completion of the Initial Public Offering. The borrowings outstanding under such loan of $223,470 were repaid upon the consummation of the Initial Public Offering on March 4, 2019.
Administrative Support Agreement
We agreed to pay our Sponsor a total of $10,000 per month for office space, utilities and secretarial and administrative support until the agreement terminated at completion of the Business Combination. For the year ended December 31, 2019, we incurred $100,000 in fees for these services. For the six months ended September 30, 2020 and 2019, we incurred $90,000 and $70,000, respectively, in fees for these services. As of September 30, 2020 and December 31, 2019, all such fees were paid and no such fees were included in accounts payable and accrued expenses in the accompanying consolidated balance sheets.
Other Transactions and Relationships
David T. Hamamoto, who served as our Chairman and Chief Executive Officer until October 23, 2020 and remains our director, purchased $10.0 million of Units in the Initial Public Offering.
The Anchor Investor purchased $32.5 million of Units in the Initial Public Offering and agreed that if it did not own 3,250,000 shares of Class A common stock at the time of any stockholder vote with respect to an initial business combination or the business day immediately prior to the consummation of our initial business combination, it would transfer to the Sponsor a portion of the 812,500 shares of Class B common stock it purchased prior to the Initial Public Offering on a pro rata basis, provided that the Anchor Investor’s remaining number of shares of Class B common stock would not be less than 203,125. No such shares were transferred by the Anchor Investor.

PRINCIPAL SECURITYHOLDERS
The following table sets forth information known by us regarding the beneficial ownership of the Class A common stock as of March 3, 2022, by:
•
each person who is known by us to be the beneficial owner of more than 5% of the outstanding shares of Class A common stock;

•
each of our current Named Executive Officers and directors; and

•
all of our current executive officers and directors as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and Warrants that are currently exercisable or exercisable within 60 days.
The beneficial ownership percentages set forth in the table below are based on 196,472,683 shares of Class A common stock issued and outstanding as of March 3, 2022. Unless otherwise noted, the address for each beneficial owner listed below is c/o Lordstown Motors Corp., 2300 Hallock Young Road, Lordstown, Ohio 44481.
Name and Address of Beneficial Owner	Common Stock Beneficially Owned Number of Shares of Class A Common Stock Beneficially Owned	Percent of Class A Common Stock Outstanding
Directors and Named Executive Officers (Current Officers)
Keith Feldman(1) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	234,645	*
Michael Gates . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	18,320	*
David T. Hamamoto(2) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	4,229,135	2.13%
Jane Reiss(3) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	147,923	*
Martin J. Rucidlo . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	20,754	*
Dale Spencer(3) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	147,923	*
Angela Strand . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	58,219	*
Daniel A. Ninivaggi. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	20,000	*
Adam Kroll. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	—	*
Jane Ritson-Parsons. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	—	*
Named Executive Officers (Former Officers)
Stephen S. Burns(4) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	35,362,745	17.9%
Thomas V. Canepa(5) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	698,059	*
Chuan D. (John) Vo (6) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	227,641	*
All Current Directors and Executive Officers, as a group (12 individuals)(7) . . . . . . . . . . . . . . . . . . . . . .	5,033,570	2.53%
Five Percent Holders
The Vanguard Group(8) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	11,264,704	5.73%

*
Represents beneficial ownership of less than 1%.

(1)
Includes 91,613 shares of Class A common stock underlying Private Placement Warrants.

(2)
Includes 76,119 shares of Class A common stock held by David T. Hamamoto directly, 800,913 shares of Class A common stock and 608,799 shares of Class A common stock underlying Private Placement Warrants held by DiamondHead Partners LLC (“DiamondHead Partners”), and 1,525,707 shares of Class A common stock and 1,217,597 shares of Class A common stock underlying Private Placement

Warrants held by the David T. Hamamoto GRAT 2019 — SPAC (the “GRAT”), which is a grantor- retained annuity trust. Mr. Hamamoto is the sole managing member of DiamondHead Partners and the trustee and sole annuitant of the GRAT.
(3)
Includes 139,704 shares of Class A common stock underlying options that are exercisable within 60 days.

(4)
Information is from a Schedule 13D filed on March 3, 2022. Stephen S. Burns, our former Chairman of the Board and former Chief Executive Officer, has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of all shares of the Class A common stock he beneficially owns. Mr. Burns principal address is Stephen S. Burns, c/o Tucker Ellis LLP, 950 Main Avenue, Suite 1100 Cleveland, Ohio 44113, Attention: Robert M. Loesch.

(5)
Includes 684,089 shares of Class A common stock underlying options that are exercisable within 60 days.

(6)
Includes 226,924 shares of Class A common stock underlying options that are exercisable within 60 days.

(7)
Includes 346,074 shares of Class A common stock underlying options that are exercisable within 60 days and 1,918,009 shares of Class A common stock underlying Warrants. As former executive officers, Messrs. Burns, Canepa and Vo are not included in this group.

(8)
Information is from a Schedule 13G filed on February 8, 2022. The Vanguard Group, Inc.’s clients, including investment companies registered under the Investment Company Act of 1940 and other managed accounts, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein. The principal business address of The Vanguard Group is 100 Vanguard Blvd., Malvern, Pennsylvania 19355.

SELLING SECURITYHOLDERS
The Selling Securityholders acquired the shares of our Class A common stock and the Private Placement Warrants offered hereby and may acquire the shares of our Class A common stock issuable upon exercise of the Private Placement Warrants and the BGL Warrants (the “Warrant Shares”), in each case, in a private offering pursuant to an exemption from registration under Section 4(a)(2) of the Securities Act.
Pursuant to the Registration Rights and Lock-Up Agreement, the Subscription Agreements and the Convertible Promissory Notes, we agreed to file the Resale Registration Statement with the SEC for the purposes of registering for resale the Private Placement Warrants, the Warrant Shares and certain shares of Class A common stock issued to the Selling Securityholders pursuant to such agreements. We are also registering for resale the shares of Class A common stock received by the Legacy Lordstown stockholders in the Business Combination.
The following table sets forth, based on written representations from the Selling Securityholders, certain information as of March 1, 2022, except where noted below, regarding the beneficial ownership of the Selling Securityholders of our Class A common stock and the Private Placement Warrants and the shares of Class A common stock and the Private Placement Warrants being offered by the Selling Securityholders. Information with respect to shares of Class A common stock beneficially owned prior to the offering includes shares underlying Private Placement Warrants and other rights of such Selling Securityholder to acquire Class A common shares. The applicable percentage ownership of the securities being offered hereby is based on approximately 196,452,683 shares of Class A common stock outstanding as of March 1, 2022. Information with respect to shares of Class A common stock and the Private Placement Warrants owned beneficially after the offering assumes the sale of all of the shares of Class A common stock, Private Placement Warrants and Warrant Shares offered and no other purchases or sales of our securities. The Selling Securityholders may offer and sell some, all or none of their shares of Class A common stock, their Private Placement Warrants or Warrant Shares, as applicable.
We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes to the table below, we believe, based on the information furnished to us, that the Selling Securityholders have sole voting and investment power with respect to all shares of Class A common stock, the Private Placement Warrants and Warrant Shares that they beneficially own, subject to applicable community property laws. Except as otherwise described below, based on the information provided to us by the Selling Securityholders, no Selling Securityholder is a broker-dealer or an affiliate of a broker-dealer.
Name of Selling Securityholder	Shares of Class A Common Stock Beneficially Owned Prior to Offering	Private Placement Warrants Beneficially Owned Prior to Offering	Number of Shares of Class A Common Stock Being Offered(1)	Number of Private Placement Warrants Being Offered	Shares of Class A Common Stock After the Offered Shares of Class A Common Stock Are Sold		Private Placement Warrants Beneficially Owned After the Offered Private Placement Warrants Are Sold
					Shares of Class A Common Stock After the Offered Shares of Class A Common Stock Are Sold	Percent	Number	Percent
Abel Family Investments LLC	819,005	0	819,005	0	0	0	0	0
Adam & Ellen Gannon Shapiro JT TEN	50,054	0	44,554	0	5,500	**	0	0
Adam Perlow & Marlo S. Perlow JT TEN	27,940	0	27,940	0	0	0	0	0
Albert T. Adams, Trustee of The Albert T. Adams Trust(2)	100,383	0	100,383	0	0	0	0	0
Albert Thomas Adams(2)	55,881	0	55,881	0	0	0	0	0

Name of Selling Securityholder	Shares of Class A Common Stock Beneficially Owned Prior to Offering	Private Placement Warrants Beneficially Owned Prior to Offering	Number of Shares of Class A Common Stock Being Offered(1)	Number of Private Placement Warrants Being Offered	Shares of Class A Common Stock After the Offered Shares of Class A Common Stock Are Sold		Private Placement Warrants Beneficially Owned After the Offered Private Placement Warrants Are Sold
					Shares of Class A Common Stock After the Offered Shares of Class A Common Stock Are Sold	Percent	Number	Percent
Alexander Gitch	1,504	575	1,504	575	0	0	0	0
Alice A. Devine	5,000	0	5,000	0	0	0	0	0
AMFCO-4 LLC(3)	330,000	0	330,000	0	0	0	0	0
Andrew D. Weller	14,513	0	14,513	0	0	0	0	0
Andrew Richardson(4)	88,357	0	88,357	0	0	0	0	0
Anthony B. Cimino*	183,411	0	183,411	0	0	0	0	0
Anthony J. Hasapis*	5,019	0	5,019	0	0	0	0	0
Anthony V. Milone	52,589	0	52,308	0	281	*	0	0
Arash Dilmanian	90,979	11,646	90,979	11,646	0	0	0	0
Armory Fund LP(3)	241,526	0	232,526	0	9,000	0	0	0
Article Third of Hamamoto Family Trust 2003(5)	994,755	202,933	266,971	202,933	524,851	**	0	0
ATJ Electrical Co Inc(6)	40,304	0	30,304	0	10,000	**	0	0
Barbara G. Samuels(7)	235,342	0	235,342	0	0	0	0	0
Barrett A. Binion	753	288	288	288	465	**	0	0
BEMAP Master Fund Ltd*(8)	545,454	0	545,454	0	0	0	0	0
Blackwell Horizon LLC(9)	46,466	0	46,466	0	0	0	0	0
BLDG, LLC(10)	10,060	0	10,060	0	0	0	0	0
Brad S. Lebovitz	37,044	6,398	37,044	6,398	0	0	0	0
Bradley L. Todora	20,120	0	20,120	0	0	0	0	0
Brett Bossung	649,667	16,917	649,667	16,917	0	0	0	0
Brett C. Klyza	17,675	7,493	17,675	7,493	0	0	0	0
Brian A. Betancourt*	112,969	0	112,969	0	0	0	0	0
Brian Frank	10,101	0	10,101	0	0	0	0	0
Brian Roberts	122,204	0	122,204		0	0	0	0
Brown Gibbons Lang & Company LLC(11)	1,649,489	0	1,649,489	0	0	0	0	0
Chris Prouty*	40,082	0	40,082	0	0	0	0	0
Chris S. Westfahl	67,379	2,624	67,379	2,624	0	0	0	0
Christine M. Ojile	5,769	0	5,019	0	750	**	0	0
Christopher J. Cecchetelli	1,223	468	1,223	468	0	0	0	0
Chuan D. Vo(12)	227,641	0	717	0	226,924	**	0	0
Clayton E. Wimberly & Joan Mary Wimberly COMM WROS PROP*	15,152	0	15,152	0	0	0	0	0

Name of Selling Securityholder	Shares of Class A Common Stock Beneficially Owned Prior to Offering	Private Placement Warrants Beneficially Owned Prior to Offering	Number of Shares of Class A Common Stock Being Offered(1)	Number of Private Placement Warrants Being Offered	Shares of Class A Common Stock After the Offered Shares of Class A Common Stock Are Sold		Private Placement Warrants Beneficially Owned After the Offered Private Placement Warrants Are Sold
					Shares of Class A Common Stock After the Offered Shares of Class A Common Stock Are Sold	Percent	Number	Percent
Colleen C. Fennerty	753	288	753	288	0	0	0	0
Connie Leonard	2,000	0	2,000	0	0	0	0	0
Constantine A. Tujios	43,881	5,248	43,881	5,248	0	0	0	0
Daniel J. Wampler & Lisa Ann Wampler JT TEN*	177,446	0	177,446	0	0	0	0	0
Daniel W. Grotenhuis*	111,763	0	111,763	0	0	0	0	0
Danielle Voroba	719	719	719	719	0	0	0	0
David Ezekiel	90,000	0	90,000	0	0	0	0	0
David Mazzullo*	40,405	0	40,405	0	0	0	0	0
David T. Hamamoto(13)	76,119	0	76,119	0	0	0	0	0
David T. Hamamoto GRAT 2019 – SPAC(14)	2,743,304	1,217,597	2,743,304	1,217,597	0	0	0	0
Dechomai Asset Trust(15)	500,000	0	500,000	0	0	0	0	0
Diamond Head Partners LLC(16)	1,409,712	608,799	1,409,712	608,799	0	0	0	0
Dominic Audino*	25,253	0	25,253	0	0	0	0	0
Douglas Solomon*	21,212	0	21,212	0	0	0	0	0
Edward and Judy Ptaszek JT TEN(17)	55,881	0	55,881	0	0	0	0	0
Edward M. Giles Exempt Trust UAD(18)	225,940	0	225,940	0	0	0	0	0
Edward M. Giles GST Exempt Trust UAD 11/30/11(18)	30,304	0	30,304	0	0	0	0	0
Edward M. Giles GST Exempt Trust UAD 12/27/19*(19)	30,304	0	30,304	0	0	0	0	0
Edward M. Giles Revocable Trust(20)	393,585	0	393,585	0	0	0	0	0
Erieview Acquisition LLC(21)	139,704	0	139,704	0	0	0	0	0
Ernest Mario	148,572	0	148,572	0	0	0	0	0
Ernest Mario Fifteen Year ResidenceTrust(22)	102,020	0	102,020	0	0	0	0	0
Federated Hermes Kaufmann Small Cap Fund, a Portfolio of Federated Hermes Equity Funds(23)	1,500,000	0	1,500,000	0	0	0	0	0
FIAM Target Date Blue Chip Growth Commingled Pool By: Fidelity Institutional Asset Management Trust Company as Trustee(24)	334,961	0	334,961	0	0	0	0	0

Name of Selling Securityholder	Shares of Class A Common Stock Beneficially Owned Prior to Offering	Private Placement Warrants Beneficially Owned Prior to Offering	Number of Shares of Class A Common Stock Being Offered(1)	Number of Private Placement Warrants Being Offered	Shares of Class A Common Stock After the Offered Shares of Class A Common Stock Are Sold		Private Placement Warrants Beneficially Owned After the Offered Private Placement Warrants Are Sold
					Shares of Class A Common Stock After the Offered Shares of Class A Common Stock Are Sold	Percent	Number	Percent
Fidelity Advisor Series I: Fidelity Advisor Growth Opportunities Fund*(24)	828,055	0	828,055	0	0	0	0	0
Fidelity Advisor Series I: Fidelity Advisor Series Growth Opportunities Fund*(24)	41,185	0	41,185	0	0	0	0	0
Fidelity Blue Chip Growth Commingled Pool By: Fidelity Institutional Asset Management Trust Company as Trustee*(24)	131,792	0	131,792	0	0	0	0	0
Fidelity Blue Chip Growth Institutional Trust By its manager Fidelity Investments Canada ULC*(24)	12,008	0	12,008	0	0	0	0	0
Fidelity Growth Company Commingled Pool By: Fidelity Management Trust Company, as Trustee*(24)	2,028,480	0	2,028,480	0	0	0	0	0
Fidelity Mt. Vernon Street Trust: Fidelity Growth Company Fund*(24)	2,232,387	0	2,232,387	0	0	0	0	0
Fidelity Mt. Vernon Street Trust: Fidelity Growth Company K6 Fund*(24)	226,198	0	226,198	0	0	0	0	0
Fidelity Mt. Vernon Street Trust: Fidelity Series Growth Company Fund*(24)	512,936	0	512,936	0	0	0	0	0
Fidelity Securities Fund: Fidelity Blue Chip Growth Fund*(24)	3,573,266	0	3,573,266	0	0	0	0	0
Fidelity Securities Fund: Fidelity Blue Chip Growth K6 Fund*(24)	366,333	0	366,333	0	0	0	0	0
Fidelity Securities Fund: Fidelity Flex Large Cap Growth Fund*(24)	5,676	0	5,676	0	0	0	0	0
Fidelity Securities Fund: Fidelity Series Blue Chip Growth Fund*(24)	575,965	0	575,965	0	0	0	0	0
Fidelity Select Portfolios: Select Automotive Portfolio*(24)	12,513	0	12,513	0	0	0	0	0
Fiduciary Trust as Custodian for The Edward M. Giles ROTH IRA(25)	30,304	0	30,304	0	0	0	0	0
Flamingo Drive Partners LLC(26)	55,881	0	55,881	0	0	0	0	0
Frangos Properties Group LLC(27)	42,500	0	42,500	0	0	0	0	0
Frank H. Moore*(28)	5,019	0	5,019	0	0	0	0	0
Garrett Paul Ederle	16,302	6,371	16,302	6,371	0	0	0	0

Name of Selling Securityholder	Shares of Class A Common Stock Beneficially Owned Prior to Offering	Private Placement Warrants Beneficially Owned Prior to Offering	Number of Shares of Class A Common Stock Being Offered(1)	Number of Private Placement Warrants Being Offered	Shares of Class A Common Stock After the Offered Shares of Class A Common Stock Are Sold		Private Placement Warrants Beneficially Owned After the Offered Private Placement Warrants Are Sold
					Shares of Class A Common Stock After the Offered Shares of Class A Common Stock Are Sold	Percent	Number	Percent
Gavin A. Scotti, Jr.*	588,128	0	563,128	0	25,000	**	0	0
Gavin A. Scotti, Sr.*	50,506	0	50,506	0	0	0	0	0
George F. Wood	1,037,347	0	1,037,347	0	0	0	0	0
George Syrianoudis(72)	12,618	0	71	0	12,547	**	0	0
Giles Family 2015 Trust UAD 12/16/15(18)	197,949	0	197,949	0	0	0	0	0
Glenn Kunkel	740	0	740	0	0	0	0	0
H. Benjamin Samuels	106,387	0	106,387	0	0	0	0	0
Han Solutions II LLC(29)	20,662	0	16,162	0	4,500	**	0	0
Harold S. Parnes	60,000	0	0	0	60,000	**	0	0
Henry Steeneck*	42,795	0	42,795	0	0	0	0	0
Honus Group LLC(30)	62,628	0	62,628	0	0	0	0	0
Howard W. Wilson	10,101	0	10,101	0	0	0	0	0
Ian Upton	32,158	0	17,620	0	14,538	**	0	0
Invader II LLC*(31)	337,703	0	337,703	0	0	0	0	0
Jacob Cooper*	8,918	0	8,918	0	0	0	0	0
James J. Dolan*(32)	15,152	0	15,152	0	0	0	0	0
Janice & Michael Drake Trust UAD*(33)	61,082	0	55,881	0	5,201	**	0	0
Jeffrey Cook	26,399	10,947	26,399	10,947	0	0	0	0
Jeremy Samuels	85,033	0	71,033	0	14,000	**	0	0
Ji Yeong Ruggiere	6,864	2,624	6,864	2,624	0	0	0	0
John R. Tilson Trust UAD 06/03/19(34)	41,513	0	41,513	0	0	0	0	0
John W. Shaffer	7,197	0	7,197	0	0	0	0	0
John William Blaney*(35)	7,358	0	5,023	0	2,335	**	0	0
Joseph Gamberale*	15,152	0	15,152	0	0	0	0	0
Judith Hannaway(36)	88,357	0	88,357	0	0	0	0	0
Julio C. Rodriguez(37)	558,862	0	34,080	0	524,782	**	0	0
Keith Feldman(38)	234,645	91,613	234,645	91,613	0	0	0	0
Keith M. Kleeman	50,301	0	50,301	0	0	0	0	0
Kelly Griffin	117,965	0	117,965	0	0	0	0	0
Kenneth Beckerman*	10,101	0	10,101	0	0	0	0	0
Kevin J. Harrington	10,101	0	10,101	0	0	0	0	0
Kyle Buchakjian	41,500	0	41,500	0	0	0	0	0

Name of Selling Securityholder	Shares of Class A Common Stock Beneficially Owned Prior to Offering	Private Placement Warrants Beneficially Owned Prior to Offering	Number of Shares of Class A Common Stock Being Offered(1)	Number of Private Placement Warrants Being Offered	Shares of Class A Common Stock After the Offered Shares of Class A Common Stock Are Sold		Private Placement Warrants Beneficially Owned After the Offered Private Placement Warrants Are Sold
					Shares of Class A Common Stock After the Offered Shares of Class A Common Stock Are Sold	Percent	Number	Percent
Kyriakos Mihalitsis	4,608	1,762	4,608	1,762	0	0	0	0
Laurence Zalk*	15,057	0	15,057	0	0	0	0	0
Lawrence & Susan Wilson JT TEN	84,653	0	84,453	0	200	**
Liang S. Wu	941	360	941	360	0	0	0	0
LWMM LLC(39)	139,604	0	139,604	0	0	0	0	0
Manuel Z. Rios & Gloria P Rios JT TEN	81,578	0	81,578	0	0	0	0	0
Marc Lehmann	95,152	0	15,152	0	80,000	**	0	0
Margate Partners	10,000	0	10,000	0	0	0	0	0
Mark A. Walsh(40)	649,667	16,917	649,667	16,917	0	0	0	0
Mark G. Christiana	72,439	0	72,439	0	0	0	0	0
Marmatt LLC(41)	53,427	0	49,227	0	4,200	**	0	0
Martin Rucidlo(42)	20,754	0	7,535	0	13,219	**	0	0
Martin Thomas Booher(43)	13,970	0	13,970	0	0	0	0	0
Masood A. Bhatti	66,751	2,624	66,751	2,624	0	0	0	0
Medford Bragg	162,269	0	162,269	0	0	0	0	0
Melissa Leonard(44)	156,651	0	34,046	0	122,605	0	0	0
MGC Properties LLC(45)	3,725	0	2,525	0	1,200	**	0	0
Michael & Diane W. Gibbons JT TEN(46)	282,342	0	282,342	0	0	0	0	0
Michael D. Gates(47)	18,320	0	10,101	0	8,219	0	0	0
Michael Franzese	15,285	5,248	15,285	5,248	0	0	0	0
Michael Kolodny Revocable Trust Dated 2/13/97(48)	5,010	0	5,010	0	0	0	0	0
Michael Randall	65,900	0	65,000	0	900	**	0	0
Michael Solomon(49)	1,112,000	0	1,000,000	0	112,000	0	0	0
Michael T. Drake	14,459	0	9,054	0	5,405	**		0
Mickey W. Kowitz(50)	10,060	0	10,060	0	0	0	0	0
Mildred Martha Mario Exempt Trust(51)	30,000	0	30,000	0	0	0	0	0
Mildred Martha Mario Nonelective Trust(52)	113,900	0	113,900	0	0	0	0	0
Millie LLC(53)	24,000	0	0	0	24,000	**	0	0
Nancy Hu*(54)	13,970	0	13,970	0	0	0	0	0
New Era Capital Fund LP*(55)	101,013	0	101,013	0	0	0	0	0
Norman Ravski*	66,613	0	66,613	0	0	0	0	0

Name of Selling Securityholder	Shares of Class A Common Stock Beneficially Owned Prior to Offering	Private Placement Warrants Beneficially Owned Prior to Offering	Number of Shares of Class A Common Stock Being Offered(1)	Number of Private Placement Warrants Being Offered	Shares of Class A Common Stock After the Offered Shares of Class A Common Stock Are Sold		Private Placement Warrants Beneficially Owned After the Offered Private Placement Warrants Are Sold
					Shares of Class A Common Stock After the Offered Shares of Class A Common Stock Are Sold	Percent	Number	Percent
Patricia Avery	10,101	0	10,101	0	0	0	0	0
Patrick & Mary Ellen McCullough JT TEN(56)	180,289	0	179,664	0	625	**	0	0
Paul A. McAlpine*	48,142	0	48,142	0	0	0	0	0
Payton Gutting	753	288	753	288	0	0	0	0
Phil Richard Schmidt*(57)	334,148	0	9,366	0	324,782	**	0	0
Primary Investments LLC*(58)	50,506	0	50,506	0	0	0	0	0
Randall L. & Noreen Cochran JT TEN	40,000	0	20,000	0	20,000	**	0	0
Reuben Taub*	30,115	0	30,115	0	0	0	0	0
Ricky Solomon	55,316	0	55,316	0	0	0	0	0
Riverview Group LLC*(59)	800,000	0	800,000	0	0	0	0	0
Robert & Abigail A. Ruhlman JT TEN*	141,198	0	141,198	0	0	0	0	0
Robert Berman*	10,101	0	10,101	0	0	0	0	0
Robert C. Eising	13,301	0	10,101	0	3,200	**	0	0
Robert Coffey	5,030	0	5,030	0	0	0	0	0
Robert H. Chicoine Jr.	71,664	0	71,664	0	0	0	0	0
Robert Kromer and Emily Berry*	5,030	0	5,030	0	0	0	0	0
Robert L. Alloway	27,940	0	27,940	0	0	0	0	0
Robert Tyler King	13,633	5,580	5,580	5,580	8,053	**	0	0
Ronald Stepanovic(60)	39,634	0	39,634	0	0	0	0	0
ROTH IRA FBO Edward M. Giles(61)	167,645	0	167,645	0	0	0	0	0
ROTH IRA FBO George F. Wood(62)	40,910	0	40,910	0	0	0	0	0
Ryan Schnepf	33,326	3,487	33,326	3,487	0	0	0	0
Samuel Staggers	61,562	0	61,562	0	0	0	0	0
Samuels 2012 Children’s Trust(63)	50,506	0	50,506	0	0	0	0	0
Scherlis Family LLC(64)	109,605	0	99,605	0	10,000	**	0	0
Scott Dols	168,851	0	168,851	0	0	0	0	0
Seth A. Zimmerman	377	144	377	144	0	0	0	0
SFL SPV I LLC*(8)	81,818	0	81,818	0	0	0	0	0
Solfin Corporation*(65)	27,940	0	27,940	0	0	0	0	0
Stephen Baksa	603,857	0	603,857	0	0	0	0	0
Stephen Drees	65,928	0	65,928	0	0	0	0	0

Name of Selling Securityholder	Shares of Class A Common Stock Beneficially Owned Prior to Offering	Private Placement Warrants Beneficially Owned Prior to Offering	Number of Shares of Class A Common Stock Being Offered(1)	Number of Private Placement Warrants Being Offered	Shares of Class A Common Stock After the Offered Shares of Class A Common Stock Are Sold		Private Placement Warrants Beneficially Owned After the Offered Private Placement Warrants Are Sold
					Shares of Class A Common Stock After the Offered Shares of Class A Common Stock Are Sold	Percent	Number	Percent
Stephen J. Schaefer	980,658	0	555,854	0	424,804	**	0	0
Stephen Maffei*	13,970	0	13,970	0	0	0	0	0
Stephen S. Burns(66)	35,362,745	0	35,362,745	0	0	0	0	0
Steven Berkowitz*	70,148	0	70,148	0	0	0	0	0
Steven Struhl	31,940	0	13,970	0	17,970	**	0	0
Superius Securities Group Inc. Profit Sharing Plan*(67)	50,239	0	50,239	0	0	0	0	0
Ted Cooper	118,270	0	88,770	0	29,500	**	0	0
Thaddeus M. Bort(68)	11,151	0	10,101	0	1,050	**	0	0
The Monte R. Black Trust AGM DTD 9/17/2008 As Amended(69)	86,176	0	84,626	0	1,550	**	0	0
Thomas Canepa(70)	698,059	0	13,970	0	684,089	**	0	0
Thomas T. George	27,376	0	27,376	0	0	0	0	0
Thomas Wolfe	57,125	0	56,512	0	613	**	0	0
Troutman Family LP(71)	12,626	0	12,626	0	0	0	0	0
Variable Insurance Products Fund III: Growth Opportunities Portfolio*(24)	130,761	0	130,761	0	0	0	0	0
Vark Investments LLC	1,278,134	16,918	1,278,134	16,918	0	0	0	0
Vincent & Thomas Iannelli TEN COM	48,430	0	48,430	0	0	0	0	0
Walter K. Giles*	7,576	0	7,576	0	0	0	0	0
William B. Summers Jr.	55,881	0	55,881	0	0	0	0	0
Zachary L. Ring	1,882	720	1,882	720	0	0	0	0
Zachary M. Guy	40,514	40,514	40,514	40,514	0	0	0	0
Zuo Xiang	35,354	0	35,354	0	0	0	0	0
TOTAL:	75,675,029	2,288,110	72,133,238	2,288,110	3,338,858	1.70%

*
Information is as of November 30, 2020.

**
Represents beneficial ownership of less than 1%.

(1)
The amounts set forth in this column are the number of shares of Class A common stock that may be offered by each Selling Securityholder, including the Warrant Shares. These amounts do not represent any other securities that the Selling Securityholder may own beneficially or otherwise.

(2)
Albert Thomas Adams is a Partner at Baker & Hostetler LLP, which provides legal services to us.

(3)
Seaport Global Asset Management, LLC (“SGAM”) is the manager of AMFCO-4 LLC and Armory

Fund, LP. Stephen Smith, is the Chief Executive Officer of SGAM. Mr. Smith and SGAM have voting control and investment discretion over the securities described herein held by AMFCO-4 LLC and Armory Fund LP. As a result Mr. Smith and SGAM may be deemed to have beneficial ownership (as determined under S-17(d) the Exchange Act, as amended) of the securities described herein held by AMFCO-4 LLC and Armory Fund, LP.
(4)
Andrew Richardson served as our independent director prior to the Closing and received his shares from the Sponsor. See “Certain Relationships and Related Party Transactions.”

(5)
Includes 266,971 shares of Class A common stock acquired from the Sponsor, 524,851 shares of Class A common stock and 202,933 shares of Class A common stock underlying Private Placement Warrants. David Hamamoto does not have voting or investment power with respect to these securities and is not a beneficial owner of these securities.

(6)
Includes 8,000 shares held by Andrew Drazic and 2,000 shares held by John Drazic. Andrew Drazic and John Drazic are each deemed to have power to vote or dispose of the reported securities offered hereby.

(7)
J. Victor & Barbara G. Samuels JT TEN transferred 83,822 Class A common shares to Barbara G. Samuels.

(8)
Krista Librett, Operations Manager of Monashee Investment Management, LLC, is deemed to have power to vote or dispose of the reported securities offered hereby.

(9)
Daniel Blackwell, Dennis Blackwell, Christopher Blackwell, Patrick Blackwell, and Desiree Gress are each deemed to have power to vote or dispose of the reported securities offered hereby.

(10)
Paul J. Becker, Jr. is deemed to have power to vote or dispose of the reported securities offered hereby.

(11)
Michael E. Gibbons, John R. Tilson and other members of the BGL executive committee may be deemed to share the power to vote or dispose of the reported securities offered hereby. BGL’s sister company, BGL Securities, is a registered broker-dealer that served as financial advisor to Legacy Lordstown. BGL received the BGL Warrants as designee of BGL Securities, as partial consideration for such services as financial advisor.

(12)
Chuan D. (John) Vo is our former Vice President of Propulsion. Includes 226,924 Class A common shares underlying options exercisable as of March 1, 2022.

(13)
David T. Hamamoto GRAT 2019 — SPAC transferred 76,119 shares to David T. Hamamoto. Mr. Hamamoto is our director and our former Chairman of the Board and Chief Executive Officer. See “Certain Relationships and Related Party Transactions.”

(14)
David T. Hamamoto is deemed to have power to vote or dispose of the reported securities offered hereby. David T. Hamamoto GRAT 2019 —  SPAC (the “GRAT”) is a grantor retained annuity trust. Mr. Hamamoto is the trustee and sole annuitant of the GRAT. Mr. Hamamoto is our director and our former Chairman of the Board and Chief Executive Officer. See “Certain Relationships and Related Party Transactions.”

(15)
Ryan Raffin, Bryan Clontz and Gary Snerson, as individual trustees of Dechomai Asset Trust, are each deemed to have power to vote or dispose of the reported securities offered hereby. Dechomai Foundation, Inc., as corporate trustee of Dechomai Asset Trust, also is deemed to have power to vote or dispose of the reported securities offered hereby.

(16)
David T. Hamamoto is deemed to have power to vote or dispose of the reported securities offered hereby. Mr. Hamamoto, our director and former Chairman of the Board and Chief Executive Officer, is the sole managing member of Diamond Head Partners. See “Certain Relationships and Related Party Transactions.”

(17)
Edward Ptaszek is a Partner at Baker & Hostetler LLP, which provides legal services to us.

(18)
Edward M. Giles and Zachary A. Wydra are each deemed to have power to vote or dispose of the reported securities offered hereby. Zachary A. Wydra is Chief Executive Officer of, and thus is an affiliate of, registered broker-dealer First Manhattan Co.

(19)
Robin Giles, Elizabeth Giles, Eddie Giles, Mary Giles, Sarah Giles, Emily Giles and Kathryn Giles are each deemed to have power to vote or dispose of the reported securities offered hereby.

(20)
Edward M. Giles is deemed to have power to vote or dispose of the reported securities offered hereby.

(21)
James J. Kassouf is deemed to have power to vote or dispose of the reported securities offered hereby.

(22)
Ernest Mario and Jeremy Mario are each deemed to have power to vote or dispose of the reported securities offered hereby.

(23)
The Selling Securityholder, Federated Hermes Kaufmann Small Cap Fund, a portfolio of Federated Hermes Equity Funds, is managed by Federated Equity Management Company of Pennsylvania and subadvised by Federated Global Investment Management Corp., which are wholly owned subsidiaries of FII Holdings, Inc., which is a wholly owned subsidiary of Federated Hermes, Inc., or “the Parent.” All of the Parent’s outstanding voting stock is held in the Voting Shares Irrevocable Trust, or the “Trust,” for which Thomas R. Donahue, Rhodora J. Donahue and J.Christopher Donahue, who are collectively referred to as “Trustees,” act as trustees. The Parent’s subsidiaries have the power to direct the vote and disposition of the securities held by the Selling Securityholder. Each of the Parent, its subsidiaries, the Trust, and each of the Trustees, expressly disclaims beneficial ownership of such securities. The investment adviser of the Selling Securityholder is under common control with two registered broker-dealers, Federated Securities Corp. and Federated International Securities Corp. Each such broker-dealer is a limited purpose broker-dealer, the primary business of which is to distribute shares of pooled investment vehicles advised by affiliated investment advisers.

(24)
Fidelity Management & Research Company carries out the voting of the reported shares under written guidelines established by the Fidelity Funds’ Boards of Trustees. The Selling Securityholder is managed by direct or indirect subsidiaries of FMR LLC. Abigail P. Johnson is a Director, the Chairman, the Chief Executive Officer and the President of FMR LLC. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. The Selling Securityholder is an affiliate of registered broker-dealers. See “Certain Relationships and Related Party Transactions.” FMR LLC filed a schedule 13G/A on February 9, 2020 reporting beneficial ownership of 211 shares of Class A common stock and, therefore, the entities associated with FMR LLC that are identified as Selling Securityholders in the table above may no longer beneficially own some or all of the shares listed in the table, in which case they would not be offered for sale under this prospectus.

(25)
Edward M. Giles is deemed to have power to vote or dispose of the reported securities offered hereby.

(26)
Marc Lehmann is deemed to have power to vote or dispose of the reported securities offered hereby.

(27)
Damon Frangos and Louis Grangos are each deemed to have power to vote or dispose of the reported securities offered hereby.

(28)
Frank H. Moore is a Financial Advisor at, and thus is an affiliate of, registered broker-dealer UBS Financial Services, Inc.

(29)
Anthony Milone is deemed to have power to vote or dispose of the reported securities offered hereby.

(30)
Samuel H. Johnson, Patrick E. Mangin and Theodore H. Reich are each deemed to have power to vote or dispose of the reported securities offered hereby.

(31)
Dominc Audino is deemed to have power to vote or dispose of the reported securities offered hereby.

(32)
James J. Dolan is a director of PlanMember Financial Corp., which is the parent company of registered broker-dealer PlanMember Securities Corp, Carpentaria CA. He is also a FINRA registered representative.

(33)
Michael T. Drake and Janice R. Drake are each deemed to have power to vote or dispose of the reported securities offered hereby.

(34)
John R. Tilson is deemed to have power to vote or dispose of the reported securities offered hereby.

(35)
John William Blaney is our employee.

(36)
Judith Hannaway served as our independent director prior to the Closing and received her shares from the Sponsor. See “Certain Relationships and Related Party Transactions.”

(37)
Julio C. Rodriguez is our former Chief Financial Officer.

(38)
Keith Feldman serves on our board of directors.

(39)
Terrence P. Fergus is deemed to have power to vote or dispose of the reported securities offered hereby.

(40)
Mark A. Walsh served as our independent director prior to the Closing and received his shares from the Sponsor. See “Certain Relationships and Related Party Transactions.”

(41)
Anthony V. Milone is deemed to have power to vote or dispose of the reported securities offered hereby.

(42)
Martin J. Rucidlo serves on our board of directors.

(43)
Martin Thomas Booher is a Partner at Baker & Hostetler LLP, which provides legal services to us.

(44)
Melissa Leonard is our Executive Vice President, General Counsel & Secretary. Includes 66,666 Class A common shares underlying options exercisable as of March 1, 2022.

(45)
Mark Christiana is deemed to have power to vote or dispose of the reported securities offered hereby.

(46)
Michael Gibbons is a shareholder of, and an affiliate of, registered broker-dealer Brown, Gibbons, Lang & Company Securities, Inc., which served as financial advisor to Legacy Lordstown.

(47)
Michael D. Gates serves on our board of directors.

(48)
Michael Kolodny, as trustee, is deemed to have power to vote or dispose of the reported securities offered hereby.

(49)
Michael Solomon is a FINRA registered representative associated with Maxim Group LLC.

(50)
Mickey W. Kowitz served on our board of directors.

(51)
Ernest Mario, Christopher Bradley Mario and Jeremy herrad Mario are each deemed to have power to vote or dispose of the reported securities offered hereby.

(52)
Ernest Mario and Jeremy Mario are each deemed to have power to vote or dispose of the reported securities offered hereby.

(53)
Robert Edward Jackson, Robert Drew Jackson and Christopher Jason Wollman are each deemed to have power to vote or dispose of the reported securities offered hereby.

(54)
Nancy Hu works as a consultant for, and thus is an affiliate of, registered broker-dealer First Manhattan Co.

(55)
Joe Lukens is deemed to have power to vote or dispose of the reported securities offered hereby.

(56)
Includes 500 shares held individually by Mary Ellen McCullough and 125 shares held by Patrick McCullough.

(57)
Phil Richard (Rich) Schmidt is our former President.

(58)
Gina Robins is deemed to have power to vote or dispose of the reported securities offered hereby.

(59)
Millennium Management LLC, a Delaware limited liability company (“Millennium Management”), is the general partner of the managing member of Riverview Group LLC (“Riverview Group”) and may be deemed to have shared voting control and investment discretion over securities owned by Riverview Group.

(60)
Ronald Stepanovic is a Partner at Baker & Hostetler LLP, which provides legal services to us.

(61)
Edward M. Giles is deemed to have power to vote or dispose of the reported securities offered hereby.

(62)
George F. Wood is deemed to have power to vote or dispose of the reported securities offered hereby.

(63)
Benjamin Samuels is deemed to have power to vote or dispose of the reported securities offered hereby.

(64)
Morris Scherlis is deemed to have power to vote or dispose of the reported securities offered hereby.

(65)
Douglas Solomon is deemed to have power to vote or dispose of the reported securities offered hereby.

(66)
On January 11, 2022, upon the termination of a grantor retained annuity trust, of which Mr. Burns, our former Chairman of the Board and former Chief Executive Officer, was the trustee and sole annuitant, 13,906,553 shares of Class A Common Stock were transferred to Mr. Burns and are held by him directly. Mr. Burns’ beneficial ownership information is from a Schedule 13D filed on March 3, 2022.

(67)
James Hudgins and AC Hudgins are each deemed to have power to vote or dispose of the reported securities offered hereby.

(68)
Includes 1,050 shares held jointly with his wife.

(69)
Includes 1,550 shares of Class A Common Stock held by Susan K. Black. Monte R. Black and Susan K. Black, as co-trustees, are each deemed to have power to vote or dispose of the reported securities offered hereby.

(70)
Thomas Canepa is our former General Counsel and Corporate Secretary. Includes 684,089 Class A common shares underlying options exercisable as of March 1, 2022.

(71)
Gina DiSanto is deemed to have power to vote or dispose of the reported securities offered hereby.

(72)
George Syrianoudis is our employee. Includes 2,500 Class A common shares underlying options exercisable as of March 1, 2022.

DESCRIPTION OF SECURITIES
The following summary of the material terms of our securities is not intended to be a complete summary of the rights and preferences of such securities, and is qualified by reference to our Charter, the Bylaws and the Warrant-related documents described herein, which are exhibits to the registration statement of which this prospectus is a part. We urge to you read each of the Charter, the Bylaws and the Warrant-related documents described herein in their entirety for a complete description of the rights and preferences of our securities.
Authorized and Outstanding Stock
Class A Common Stock
The Charter authorizes the issuance of 312,000,000 shares of capital stock, $0.0001 par value per share, consisting of 300,000,000 shares of Class A common stock and 12,000,000 shares of undesignated preferred stock. The outstanding shares of Class A common stock are duly authorized, validly issued, fully paid and non-assessable. As of March 1, 2022, there were approximately 196,452,683 shares of Class A common stock, and no shares of preferred stock, outstanding. See “Business — Legal Proceedings” with respect to claims alleged regarding the authorization of our Class A common stock.
Voting Power
Except as otherwise required by law or as otherwise provided in any certificate of designation for any series of preferred stock, the holders of Class A common stock possess all voting power for the election of our directors and all other matters requiring stockholder action, and at all times vote together as one class on all matters properly submitted to a vote of the stockholders. Holders of Class A common stock are entitled to one vote per share on matters to be voted on by stockholders.
Dividends
Holders of Class A common stock will be entitled to receive such dividends and other distributions, if any, as may be declared from time to time by the board of directors in its discretion out of funds legally available therefor and shall share equally on a per share basis in such dividends and distributions.
Liquidation, Dissolution and Winding Up
In the event of any voluntary or involuntary liquidation, dissolution, distribution of assets or winding up, holders of the Class A common stock will be entitled to receive an equal amount per share of all of our assets of whatever kind available for distribution to stockholders, after the rights of the holders of the preferred stock have been satisfied.
Preemptive or Other Rights
Our stockholders have no preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to Class A common stock.
Election of Directors
Our Charter provides that our board of directors is divided into three classes, each of which generally serves for a term of three years with only one class of directors being elected in each year. There is no cumulative voting with respect to the election of directors.
Preferred Stock
Our Charter provides that shares of preferred stock may be issued from time to time in one or more series. Our board of directors is authorized to fix the voting rights, if any, designations, powers, preferences and relative, participating, optional, special and other rights, if any, of each such series and any qualifications, limitations and restrictions thereof. Our board of directors is able to, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the Class A common stock and could have anti-takeover effects. The ability of our board of directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of us or the removal of existing management.
We have no preferred stock outstanding as of the date hereof.
Warrants
As of March 1, 2022, there were 3,963,907 Warrants outstanding in the aggregate to purchase our Class A common stock, consisting of 2,314,418 Private Placement Warrants and 1,649,489 BGL Warrants.
Except as discussed below, including under “— Private Placement Warrants and BGL Warrants,” the Private Placement Warrants and BGL Warrants have terms and provisions that are identical to those of the previously outstanding Public Warrants, as described below.
Each whole Warrant entitles the registered holder to purchase one whole share of our Class A common stock at a price of $11.50 per share (or $10.00 per share in the case of the BGL Warrants), subject to adjustment as discussed below. Pursuant to the Warrant Agreement, a Warrant holder may exercise its Warrants only for a whole number of shares of Class A common stock. This means that only a whole Warrant may be exercised at any given time by a Warrant holder. The Warrants will expire on October 23, 2025, at 5:00 p.m., New York City time (or October 23, 2023, at 5:00 p.m., New York City time, in the case of the BGL Warrants), or earlier upon redemption or liquidation.
We have filed this registration statement registering the resale of the Class A common stock issuable upon future exercise of the Private Placement Warrants or the BGL Warrants. We will use our reasonable best efforts to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the Warrants in accordance with the provisions of the Warrant Agreement.
Private Placement Warrants and BGL Warrants
The Private Placement Warrants (including the Class A common stock issuable upon exercise of the Private Placement Warrants) will not be redeemable by us so long as they are held by the Sponsor, the Anchor Investor or their permitted transferees or any of our officers or directors. Otherwise, the Private Placement Warrants have terms and provisions that are identical to the previously outstanding Public Warrants, including as to exercise price, exercisability and exercise period. If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by us and exercisable by such holders on the same basis as the previously outstanding Public Warrants.
If holders of the Private Placement Warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering their Private Placement Warrants in that number of shares of Class A common stock equal to the quotient obtained by dividing (x) the product of the number of shares of Class A common stock underlying such Warrants, multiplied by the excess of the “fair market value” (defined below) over the exercise price of the Warrants by (y) the fair market value. The “fair market value” shall mean the average last reported sale price of the Class A common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of Warrant exercise is sent to the warrant agent.
On July 24, 2020, Legacy Lordstown entered into an amended engagement agreement (the “BGL Letter Agreement”) with Brown, Gibbons Lang & Company Securities, Inc. (“BGL Securities”), pursuant to which, among other things, BGL Securities was engaged to serve as a financial advisor to Legacy Lordstown in connection with the Business Combination and other related transactions. Among other things, Legacy Lordstown agreed that contemporaneously with the Closing, we would issue the BGL Warrants to BGL Securities or its designee (which in this case is BGL), entitling it to purchase, in the aggregate, 1% of our issued and outstanding Class A common stock, as determined immediately after giving effect to the Business Combination and the PIPE Investment.
The BGL Warrants have an exercise price of $10.00 per share and are exercisable until October 23, 2023 without regard as to whether a registration statement with respect to the underlying shares is then in effect. The BGL Warrants and shares of Class A common stock issuable pursuant to the BGL Warrants were subject to the applicable lock-up restrictions contained in the Registration Rights and Lock-up Agreement, as described above. Other than the exercise price and other terms set forth in the BGL Letter Agreement as described above and certain other terms consistent with the nature of the BGL Warrants (i.e., that they were privately, rather than publicly, issued), the BGL Warrants are subject to substantially the same terms and conditions as the previously outstanding Public Warrants.
Notwithstanding any rights that we have to redeem, exchange or force an exercise of the BGL Warrants, we agreed only to exercise any such rights over any BGL Warrants to the extent that the shares of Class A common stock that are issuable upon BGL’s exercise of the BGL Warrants (i) are not then subject to lock-up restrictions and (ii) either (a) are then subject to an effective registration statement covering the resale of such shares by BGL (and such registration statement is then available for such resale) or (b) may then be sold by BGL pursuant to Rule 144 under the Securities Act (“Rule 144”).
Redemption of Warrants for Cash
We may call the outstanding Warrants for redemption:
•
in whole and not in part;

•
at a price of $0.01 per Warrant;

•
upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each Warrant holder; and

•
if, and only if, the reported last sale price of the Class A common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending three business days before we send the notice of redemption to the Warrant holders.

If and when the Warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws.
We have established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the Warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the Warrants, each Warrant holder will be entitled to exercise its Warrant prior to the scheduled redemption date. However, the price of the Class A common stock may fall below the $18.00 redemption trigger price (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) as well as the $11.50 or $10.00 Warrant exercise price after the redemption notice is issued.
Redemption of Warrants for Shares of Class A Common Stock
We may redeem the outstanding Warrants:
•
in whole and not in part;

•
at a price equal to a number of shares of Class A common stock to be determined by reference to the table below, based on the redemption date and the “fair market value” of our Class A common stock (as defined below) except as otherwise described below;

•
upon a minimum of 30 days’ prior written notice of redemption;

•
if, and only if, the last reported sale price of our Class A common stock equals or exceeds $10.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) on the trading day prior to the date on which we send the notice of redemption to the Warrant holders; and

•
if, and only if, there is an effective registration statement covering the shares of Class A common stock issuable upon exercise of the Warrants and a current prospectus relating thereto available throughout the 30-day period after written notice of redemption is given.

The numbers in the table below represent the “redemption prices,” or the number of shares of Class A common stock that a Warrant holder will receive upon redemption by us pursuant to this redemption feature, based on the “fair market value” of our Class A common stock on the corresponding redemption date, determined based on the average of the last reported sales price for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of Warrants, and the number of months that the corresponding redemption date precedes the expiration date of the Warrants, each as set forth in the table below.
The stock prices set forth in the column headings of the table below will be adjusted as of any date on which the number of shares issuable upon exercise of a Warrant is adjusted. The adjusted stock prices in the column headings will equal the stock prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the number of shares deliverable upon exercise of a Warrant immediately prior to such adjustment and the denominator of which is the number of shares deliverable upon exercise of a Warrant as so adjusted. The number of shares in the table below shall be adjusted in the same manner and at the same time as the number of shares issuable upon exercise of a Warrant.
Redemption Date (period to expiration of Warrants)	Fair Market Value of Class A Common Stock
	$10.00	$11.00	$12.00	$13.00	$14.00	$15.00	$16.00	$17.00	$18.00
57 months	0.257	0.277	0.294	0.310	0.324	0.337	0.348	0.358	0.365
54 months	0.252	0.272	0.291	0.307	0.322	0.335	0.347	0.357	0.365
51 months	0.246	0.268	0.287	0.304	0.320	0.333	0.346	0.357	0.365
48 months	0.241	0.263	0.283	0.301	0.317	0.332	0.344	0.356	0.365
45 months	0.235	0.258	0.279	0.298	0.315	0.330	0.343	0.356	0.365
42 months	0.228	0.252	0.274	0.294	0.312	0.328	0.342	0.355	0.364
39 months	0.221	0.246	0.269	0.290	0.309	0.325	0.340	0.354	0.364
36 months	0.213	0.239	0.263	0.285	0.305	0.323	0.339	0.353	0.364
33 months	0.205	0.232	0.257	0.280	0.301	0.320	0.337	0.352	0.364
30 months	0.196	0.224	0.250	0.274	0.297	0.316	0.335	0.351	0.364
27 months	0.185	0.214	0.242	0.268	0.291	0.313	0.332	0.350	0.364
24 months	0.173	0.204	0.233	0.260	0.285	0.308	0.329	0.348	0.364
21 months	0.161	0.193	0.223	0.252	0.279	0.304	0.326	0.347	0.364
18 months	0.146	0.179	0.211	0.242	0.271	0.298	0.322	0.345	0.363
15 months	0.130	0.164	0.197	0.230	0.262	0.291	0.317	0.342	0.363
12 months	0.111	0.146	0.181	0.216	0.250	0.282	0.312	0.339	0.363
9 months	0.090	0.125	0.162	0.199	0.237	0.272	0.305	0.336	0.362
6 months	0.065	0.099	0.137	0.178	0.219	0.259	0.296	0.331	0.362
3 months	0.034	0.065	0.104	0.150	0.197	0.243	0.286	0.326	0.361
0 months	—	—	0.042	0.115	0.179	0.233	0.281	0.323	0.361
The exact fair market value and redemption date may not be set forth in the table above, in which case, if the fair market value is between two values in the table or the redemption date is between two redemption dates in the table, the number of shares of Class A common stock to be issued for each Warrant redeemed will be determined by a straight-line interpolation between the number of shares set forth for the higher and lower fair market values and the earlier and later redemption dates, as applicable, based on a 365 or 366-day year, as applicable. For example, if the average last reported sale price of our Class A common stock for the 10 trading days ending on the third trading date prior to the date on which the notice of redemption is sent to the holders of the Warrants is $11.00 per share, and at such time there are 57 months until the expiration of the Warrants, we may choose to, pursuant to this redemption feature, redeem the Warrants at a “redemption price” of 0.277 shares of Class A common stock for each whole Warrant. For an example where the exact fair market value and redemption date are not as set forth in the table above, if the average last reported sale price of our Class A common stock for the 10 trading days ending on the third trading date prior to the date on which the notice of redemption is sent to the holders of the Warrants is $13.50 per share, and at such time there are 38 months until the expiration of the Warrants, we may choose to, pursuant to this redemption feature, redeem the Warrants at a “redemption price” of 0.298 shares of Class A common stock for each whole Warrant. Finally, as reflected in the table above, we can redeem the Warrants for no consideration in the event that the Warrants are “out of the money” (i.e. the trading price of our Class A common stock is below the exercise price of the Warrants) and about to expire.
As stated above, we can redeem the Warrants when the Class A common stock is trading at a price starting at $10.00, which is at or below the exercise price of $10.00 or $11.50, as applicable, because it will provide certainty with respect to our capital structure and cash position while providing Warrant holders with fair value (in the form of shares of Class A common stock). If we choose to redeem the Warrants when the Class A common stock is trading at a price below the exercise price of the Warrants, this could result in the Warrant holders receiving fewer shares of Class A common stock than they would have received if they had chosen to wait to exercise their Warrants for shares of Class A common stock if and when Class A common stock was trading at a price higher than the exercise price.
No fractional shares of Class A common stock will be issued upon redemption. If, upon redemption, a holder would be entitled to receive a fractional interest in a share, we will round down to the nearest whole number of shares of Class A common stock to be issued to the holder.
Redemption Procedures and Cashless Exercise
If we call the Warrants for redemption for cash as described above, our management will have the option to require any holder that wishes to exercise its Warrant to do so on a “cashless basis.” In determining whether to require all holders to exercise their Warrants on a “cashless basis,” our management will consider, among other factors, our cash position, the number of Warrants that are outstanding and the dilutive effect on our stockholders of issuing the maximum number of shares of Class A common stock issuable upon the exercise of our Warrants. If our management elects this option, all holders of Warrants would pay the exercise price by surrendering their Warrants for that number of shares of Class A common stock equal to the quotient obtained by dividing (x) the product of the number of shares of Class A common stock underlying the Warrants, multiplied by the excess of the “fair market value” (defined below) over the exercise price of the Warrants by (y) the fair market value. The “fair market value” shall mean the average last reported sale price of the Class A common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of Warrants. If our management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of Class A common stock to be received upon exercise of the Warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a Warrant redemption. If we call our Warrants for redemption and our management does not elect this option, our Sponsor, our Anchor Investor and their permitted transferees would still be entitled to exercise their Private Placement Warrants for cash or on a cashless basis using the same formula described above that other Warrant holders would have been required to use had all Warrant holders been required to exercise their Warrants on a cashless basis, as described in more detail below.
A holder of a Warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such Warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.8% or 9.8% (or such other amount as a holder may specify) of the shares of Class A common stock outstanding immediately after giving effect to such exercise.
If the number of outstanding shares of Class A common stock is increased by a stock dividend payable in shares of Class A common stock, or by a split-up of shares of Class A common stock or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of Class A common stock issuable on exercise of each Warrant will be increased in proportion to such increase in the outstanding shares of Class A common stock. A rights offering to holders of Class A common stock entitling holders to purchase shares of Class A common stock at a price less than the “fair market value” will be deemed a stock dividend of a number of shares of Class A common stock equal to the product of (i) the number of shares of Class A common stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Class A common stock) multiplied by (ii) one (1) minus the quotient of (x) the price per share of Class A common stock paid in such rights offering divided by (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for Class A common stock, in determining the price payable for Class A common stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) “fair market value” means the volume weighted average price of Class A common stock as reported during the 10 trading day period ending on the trading day prior to the first date on which the shares of Class A common stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.
In addition, if we, at any time while the Warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to the holders of Class A common stock on account of such shares of Class A common stock (or other shares of our capital stock into which the Warrants are convertible), other than (a) as described above, (b) certain ordinary cash dividends, or (c) to satisfy the redemption rights of the holders of Class A common stock in connection with the Business Combination, then the Warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of Class A common stock in respect of such event.
If the number of outstanding shares of our Class A common stock is decreased by a consolidation, combination, reverse stock split or reclassification of shares of Class A common stock or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of Class A common stock issuable on exercise of each Warrant will be decreased in proportion to such decrease in outstanding shares of Class A common stock.
Whenever the number of shares of Class A common stock purchasable upon the exercise of the Warrants is adjusted, as described above, the Warrant exercise price will be adjusted by multiplying the Warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of Class A common stock purchasable upon the exercise of the Warrants immediately prior to such adjustment and (y) the denominator of which will be the number of shares of Class A common stock so purchasable immediately thereafter. In case of any reclassification or reorganization of the outstanding shares of Class A common stock (other than those described above or that solely affects the par value of such shares of Class A common stock), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of our outstanding shares of Class A common stock), or in the case of any sale or conveyance to another corporation or entity of our assets or other property as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the Warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Warrants and in lieu of the shares of our Class A common stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the Warrants would have received if such holder had exercised its Warrants immediately prior to such event. If less than 70.0% of the consideration receivable by the holders of Class A common stock in such a transaction is payable in the form of common stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the Warrant properly exercises the Warrant within 30 days following public disclosure of such transaction, the Warrant exercise price will be reduced as specified in the Warrant Agreement based on the Black-Scholes value (as defined in the Warrant Agreement) of the Warrant.
The Warrants were issued in registered form under a Warrant Agreement between American Stock Transfer & Trust Company, as warrant agent, and us. The Warrant Agreement provides that the terms of the Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision.
The Warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of Warrants being exercised. The Warrant holders do not have the rights or privileges of holders of Class A common stock or any voting rights until they exercise their Warrants and receive shares of Class A common stock. After the issuance of shares of Class A common stock upon exercise of the Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.
No fractional shares will be issued upon exercise of the Warrants. If, upon exercise of the Warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number of shares of Class A common stock to be issued to the Warrant holder.
Lock-Up Restrictions
Mr. Burns is subject to certain restrictions on transfer until the termination of applicable lock-up periods. See the section entitled “Certain Relationships and Related Party Transactions” for lock-up restrictions on our securities under the Registration Rights and Lock-Up Agreement and other agreements.
Dividends
We have not paid any cash dividends on the Class A common stock to date. We may retain future earnings, if any, for future operations, expansion and debt repayment and have no current plans to pay cash dividends for the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of the board of directors and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that the board of directors may deem relevant. In addition, our ability to pay dividends may be limited by covenants of any existing and future outstanding indebtedness we or our subsidiaries incur.
Certain Anti-Takeover Provisions of Delaware Law, Our Charter and the Bylaws
Special Meetings of Stockholders
Our Charter provides that special meetings of our stockholders may be called only by the Chairman of the Board, the Chief Executive Officer, or the board of directors pursuant to a resolution adopted by a majority of the board of directors. Subject to the rights, if any, of the holders of any outstanding series of preferred stock, and to the requirements of applicable law, stockholders may not call special meetings.
Advance Notice Requirements for Stockholder Proposals and Director Nominations
Our Bylaws provide that stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders, must provide timely notice of their intent in writing. To be timely, a stockholder’s notice will need to be received by our secretary at our principal executive offices not later than the close of business on the 90th day nor earlier than the open of business on the 120th day prior to the anniversary date of the immediately preceding annual meeting of stockholders, provided, however, that in the event that the annual meeting is more than 30 days before or more than 60 days after such anniversary date (or if there has been no prior annual meeting), notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th day before the meeting and not later than the later of (x) the close of business on the 90th day before the meeting or (y) the close of business on the 10th day following the day on which public announcement of the date of the annual meeting is first made by us. Pursuant to Rule 14a-8 of the Exchange Act, proposals seeking inclusion in our annual proxy statement must comply with the notice periods contained in such rule.
Our Bylaws specify certain requirements as to the form and content of a stockholder’s notice for an annual meeting. These provisions may limit our stockholders’ ability to bring matters before our annual meeting of stockholders or make nominations for directors at our annual meeting of stockholders.
Authorized but Unissued Shares
Our authorized but unissued Class A common stock and preferred stock are available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved Class A common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.
Exclusive Forum Selection for Certain Lawsuits
The Charter provides that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, a state court located within the State of Delaware (or, if no court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) shall be the sole and exclusive forum for any internal or intra-corporate claim or any action asserting a claim governed by the internal affairs doctrine as defined by the laws of the State of Delaware, including, but not limited to (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees or stockholders to us or our stockholders; or (iii) any action asserting a claim arising pursuant to any provision of the DGCL or the Charter or the Bylaws (in each case, as they may be amended from time to time), or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware.
Notwithstanding the foregoing, the Charter provides that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for any action asserting a cause of action arising under the Securities Act or any rule or regulation promulgated thereunder (in each case, as amended) shall be the federal district court for the District of Delaware (or, if such court does not have jurisdiction over such action, any other federal district court of the United States); provided, however, that if the foregoing provisions are, or the application of such provisions to any person or entity or any circumstance is, illegal, invalid or unenforceable, the sole and exclusive forum for any action asserting a cause of action arising under the Securities Act or any rule or regulation promulgated thereunder (in each case, as amended) will be the Court of Chancery of the State of Delaware. To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in our shares of capital stock will be deemed to have notice of and consented to the forum provision in the Charter.
Although we believe the forum provision of our Charter benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, a court may determine that this provision is unenforceable, and to the extent it is enforceable, the provision may have the effect of discouraging lawsuits against our directors and officers, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder.
The Charter provides that the exclusive forum provision will be applicable to the fullest extent permitted by applicable law. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.
Section 203 of the Delaware General Corporation Law
We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. This statute prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with:
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a stockholder who owns 15% or more of our outstanding voting stock (otherwise known as an “interested stockholder”);

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an affiliate of an interested stockholder; or

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an associate of an interested stockholder, for three years following the date that the stockholder became an interested stockholder.

A “business combination” includes a merger or sale of more than 10% of our assets. However, the above provisions of Section 203 do not apply if:

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our board of directors approves the transaction that made the stockholder an “interested stockholder,” prior to the date of the transaction;

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after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, other than statutorily excluded shares of common stock; or

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on or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at a meeting of our stockholders, and not by written consent, by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Our Charter provides that our board of directors is classified into three classes of directors. As a result, in most circumstances a person can gain control of our board of directors only by successfully engaging in a proxy contest at two or more annual meetings.
Limitation on Liability and Indemnification of Directors and Officers
The Charter limits our directors’ liability to the fullest extent permitted under the DGCL. The DGCL provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability:
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for any transaction from which the director derives an improper personal benefit;

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for any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

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for any unlawful payment of dividends or redemption of shares; or

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for any breach of a director’s duty of loyalty to the corporation or its stockholders.

If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.
Delaware law and the Charter provide that we will, in certain situations, indemnify our directors and officers and may (as provided in the Bylaws) indemnify other employees and other agents, to the fullest extent permitted by law. Any indemnified person is also entitled, subject to certain limitations, to advancement, direct payment, or reimbursement of reasonable expenses (including attorneys’ fees and disbursements) in advance of the final disposition of the proceeding.
In addition, we have entered into separate indemnification agreements with our directors and officers. These agreements, among other things, require us to indemnify our directors and officers for certain expenses, including attorneys’ fees, judgments, fines, and settlement amounts incurred by a director or officer in any action or proceeding arising out of their services as one of our directors or officers or as a director or officer of any other company or enterprise to which the person provides services at our request.
We maintain a directors’ and officers’ insurance policy pursuant to which our directors and officers are insured against liability for actions taken in their capacities as directors and officers. We believe these provisions in the Charter and the Bylaws and these indemnification agreements are necessary to attract and retain qualified persons as directors and officers.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or control persons, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Rule 144
Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company, such as us. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

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the issuer of the securities that was formerly a shell company has ceased to be a shell company;

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the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

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the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

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at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

Upon the Closing, we ceased to be a shell company and as of the date of this prospectus, we meet these conditions and Rule 144 is available.
So long as Rule 144 remains available for the resale of our securities, a person who has beneficially owned restricted shares of our Class A common stock or Warrants for at least six months would be entitled to sell their securities, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as we were required to file reports) preceding the sale.
Persons who have beneficially owned restricted shares of our Class A common stock or Warrants for at least six months but who are our affiliates at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:
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1% of the total number of shares of Class A common stock then- outstanding; or

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the average weekly reported trading volume of the Class A common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by our affiliates under Rule 144 will also be limited by manner of sale provisions and notice requirements and to the availability of current public information about us.
Transfer Agent, Warrant Agent and Registrar
The transfer agent, warrant agent and registrar for our Class A common stock and Warrants is American Stock Transfer & Trust Company. We have agreed to indemnify American Stock Transfer & Trust Company in its roles as transfer agent and warrant agent, its agents and each of its stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence, willful misconduct or bad faith of the indemnified person or entity.
Listing of Securities
Our Class A common stock is listed on the Nasdaq Global Select Market under the symbol “RIDE.”

PLAN OF DISTRIBUTION
We are registering the issuance by us of up to an aggregate of up to 2,314,418 shares of our Class A common stock that are issuable upon the exercise of the Private Placement Warrants by the holders thereof. We are also registering the resale by the Selling Securityholders or their permitted transferees from time to time of (i) up to 72,133,238 shares of Class A common stock (including up to 3,955,907 shares of Class A common stock that may be issued upon exercise of the Private Placement Warrants and BGL Warrants) and (ii) up to 2,314,418 Private Placement Warrants.
We are required to pay all fees and expenses incident to the registration of the shares of our Class A common stock and Private Placement Warrants to be offered and sold pursuant to this prospectus. The Selling Securityholders will bear all commissions and discounts, if any, attributable to their sale of shares of our Class A common stock or Private Placement Warrants.
We will not receive any of the proceeds from the sale of the securities by the Selling Securityholders. We will receive proceeds from Warrants exercised in the event that such Warrants are exercised for cash. The aggregate proceeds to the Selling Securityholders will be the purchase price of the securities less any discounts and commissions borne by the Selling Securityholders.
The shares of Class A common stock and Private Placement Warrants beneficially owned by the Selling Securityholders covered by this prospectus may be offered and sold from time to time by the Selling Securityholders. The term “Selling Securityholders” includes donees, pledgees, transferees or other successors in interest selling securities received after the date of this prospectus from a Selling Securityholder as a gift, pledge, partnership distribution or other transfer. The Selling Securityholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or in negotiated transactions. The Selling Securityholders may sell their shares of Class A common stock or Private Placement Warrants by one or more of, or a combination of, the following methods:
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purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

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ordinary brokerage transactions and transactions in which the broker solicits purchasers;

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block trades in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

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an over-the-counter distribution in accordance with the rules of the Nasdaq Stock Market;

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through trading plans entered into by a Selling Securityholder pursuant to Rule 10b5-1 under the Exchange Act, that are in place at the time of an offering pursuant to this prospectus and any applicable prospectus supplement hereto that provide for periodic sales of their securities on the basis of parameters described in such trading plans;

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to or through underwriters or broker-dealers;

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in “at the market” offerings, as defined in Rule 415 under the Securities Act, at negotiated prices, at prices prevailing at the time of sale or at prices related to such prevailing market prices, including sales made directly on a national securities exchange or sales made through a market maker other than on an exchange or other similar offerings through sales agents;

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in privately negotiated transactions;

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in options transactions;

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through a combination of any of the above methods of sale; or

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any other method permitted pursuant to applicable law.

In addition, any securities that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In connection with distributions of the securities or otherwise, the Selling Securityholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of our securities in the course of hedging the positions they assume with Selling Securityholders. The Selling Securityholders may also sell our securities short and redeliver the shares to close out such short positions. The Selling Securityholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The Selling Securityholders may also pledge securities to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of the pledged securities pursuant to this prospectus (as supplemented or amended to reflect such transaction).
A Selling Securityholder may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If an applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by any Selling Securityholder or borrowed from any Selling Securityholder or others to settle those sales or to close out any related open borrowings of securities, and may use securities received from any Selling Securityholder in settlement of those derivatives to close out any related open borrowings of securities. If applicable through securities laws, the third party in such sale transactions will be an underwriter and will be identified in the applicable prospectus supplement (or a post-effective amendment). In addition, any Selling Securityholder may otherwise loan or pledge securities to a financial institution or other third party that in turn may sell the securities short using this prospectus. Such financial institution or other third party may transfer its economic short position to investors in our securities or in connection with a concurrent offering of other securities.
In effecting sales, broker-dealers or agents engaged by the Selling Securityholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the Selling Securityholders in amounts to be negotiated immediately prior to the sale.
In offering the securities covered by this prospectus, the Selling Securityholders and any broker-dealers who execute sales for the Selling Securityholders may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. Any profits realized by the Selling Securityholders and the compensation of any broker-dealer may be deemed to be underwriting discounts and commissions.
In order to comply with the securities laws of certain states, if applicable, the securities must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.
We have advised the Selling Securityholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of securities in the market and to the activities of the Selling Securityholders and their affiliates. In addition, we will make copies of this prospectus available to the Selling Securityholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The Selling Securityholders may indemnify any broker-dealer that participates in transactions involving the sale of the securities against certain liabilities, including liabilities arising under the Securities Act.
At the time a particular offer of securities is made, if required, a prospectus supplement will be distributed that will set forth the number of securities being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.
A holder of Warrants may exercise its Warrants in accordance with the Warrant Agreement on or before the expiration date set forth therein by surrendering, at the office of the warrant agent, American Stock Transfer & Trust Company, the certificate evidencing such Warrant, with the form of election to purchase set forth thereon, properly completed and duly executed, accompanied by full payment of the exercise price and any and all applicable taxes due in connection with the exercise of the Warrant, subject to any applicable provisions relating to cashless exercises in accordance with the Warrant Agreement.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES
The following is a general discussion of the material U.S. federal income tax consequences relating to the ownership and disposition of our Class A common stock and Warrants. The discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, judicial decisions, published positions of the Internal Revenue Service (the “IRS”) and other applicable authorities, all as in effect as of the date hereof and all of which are subject to change or differing interpretations (possibly with retroactive effect). We have not requested, and will not request, a ruling from the IRS with respect to any of the U.S. federal income tax considerations described below, and as a result there can be no assurance that the IRS will not disagree with or successfully challenge any of the conclusions we have reached and that are described herein.
This discussion deals only with beneficial owners that hold the Class A common stock or Warrants (as the case may be) as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). Moreover, this discussion is for general information only and does not address all of the U.S. federal income tax consequences that may be relevant to particular investors in light of their personal circumstances or to certain types of investors subject to special tax rules (such as U.S. holders (as defined below) having a functional currency other than the U.S. dollar, former citizens and residents of the United States, individual retirement accounts or other tax deferred accounts, banks or other financial institutions, persons subject to the alternative minimum tax, grantor trusts, real estate investment trusts, insurance companies, tax-exempt entities or organizations, partnerships or other pass-through entities or arrangements for U.S. federal income tax purposes and investors therein, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, persons holding Class A common stock or Warrants in connection with a hedging transaction, straddle, conversion transaction or other integrated transaction, taxpayers required to recognize income with respect to the Class A common stock or Warrants for U.S. federal income tax purposes no later than when such income is taken into account in applicable financial statements, corporations treated as personal holding companies, U.S. holders who hold Class A common stock or Warrants through a non-U.S. broker or other intermediary, controlled foreign corporations, passive foreign investment companies or non-U.S. holders (as defined below) that are owned or controlled by U.S. holders).
This discussion does not address any U.S. federal tax consequences other than income tax consequences, such as U.S. federal estate and gift tax consequences, or any tax consequences under any state, local or foreign laws. Holders are urged to consult their own tax advisors as to the particular tax consequences to them of their ownership and disposition of Class A common stock or Warrants, including the applicability of any other U.S. federal tax laws or any state, local or foreign tax laws or any treaty, and any changes (or proposed changes) in applicable tax laws or interpretations thereof.
U.S. Holders
For purposes of this discussion, a “U.S. holder” means a beneficial owner (as determined for U.S. federal income tax purposes) of Class A common stock or Warrants that is, or is treated as, one of the following:
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a citizen or individual resident of the United States as determined for U.S. federal income tax purposes;

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a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

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an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

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a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

A “non-U.S. holder” means any beneficial owner of Class A common stock or Warrants (other than a partnership or any entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. holder.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes is a beneficial owner of Class A common stock or Warrants, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and upon the activities of the partnership. Partnerships holding Class A common stock or Warrants, and partners in such partnerships, should consult their tax advisors as to the particular U.S. federal income tax consequences of acquiring, holding and disposing of Class A common stock or Warrants.
Tax Consequences to U.S. Holders
Dividends
Distributions, if any, made on our Class A common stock, other than certain pro rata distributions of common shares, generally will be included in income as ordinary dividend income to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. A distribution in excess of our current and accumulated earnings and profits will be treated as a tax-free return of capital, which reduces the U.S. holder’s tax basis in the Class A common stock. Any distribution in excess of the U.S. holder’s tax basis in the Class A common stock will be treated as capital gain and as long-term capital gain if the U.S. holder’s holding period in the Class A common stock exceeds one year. Certain non-corporate U.S. holders may be entitled to a preferential rate of tax on such dividends if certain holding periods and other requirements are met. Dividends received by a corporate U.S. holder may be eligible for the dividends-received deduction, subject to applicable limitations.
Gain on Sale, Exchange or Other Taxable Disposition of Class A Common Stock
Upon the sale, taxable exchange, or other taxable disposition of our Class A common stock, a U.S. holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon such taxable disposition and (ii) its tax basis in the Class A common stock. Such capital gain or loss will generally be long-term capital gain or loss if such U.S. holder’s holding period in the Class A common stock is more than one year at the time of the taxable disposition. Long-term capital gains recognized by certain non-corporate U.S. holders generally are subject to a reduced rate of U.S. federal income tax. The deductibility of capital losses is subject to limitations.
Exercise of a Warrant
Except as discussed below with respect to the cashless exercise of a Warrant, a U.S. holder will not recognize gain or loss upon the exercise of a Warrant. The U.S. holder’s tax basis in the share of our Class A common stock received upon exercise of the Warrant will generally be an amount equal to the sum of the U.S. holder’s initial investment in the Warrant and the exercise price of such Warrant. It is unclear whether a U.S. holder’s holding period for the Class A common stock received upon exercise of the Warrant would commence on the date of exercise of the Warrant or the day following the date of exercise of the Warrant; however, in either case the holding period will not include the period during which the U.S. holder held the Warrants.
The tax consequences of a cashless exercise of a Warrant are not clear under current tax law. A cashless exercise may be nontaxable, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either situation, a U.S. holder’s tax basis in the Class A common stock received would generally equal the holder’s tax basis in the Warrant. If the cashless exercise were treated as not being a realization event, it is unclear whether a U.S. holder’s holding period for the Class A common stock would commence on the date of exercise of the Warrant or the day following the date of exercise of the Warrant. If, however, the cashless exercise were treated as a recapitalization, the holding period of the Class A common stock would include the holding period of the Warrant.
It is also possible that a cashless exercise could be treated as a taxable exchange in which gain or loss is recognized. In such event, a U.S. holder would be deemed to have surrendered a number of Warrants having a value equal to the exercise price. The U.S. holder would recognize capital gain or loss in an amount equal to the difference between the fair market value of the Class A common stock represented by the Warrants deemed surrendered and the U.S. holder’s tax basis in the Warrants deemed surrendered. In this case, a

U.S. holder’s tax basis in the Class A common stock received would equal the sum of the U.S. holder’s initial investment in the Warrants exercised and the exercise price of such Warrants. It is unclear whether a U.S. holder’s holding period for the Class A common stock would commence on the date of exercise of the Warrant or the day following the date of exercise of the Warrant.
Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise, including when a U.S. holder’s holding period would commence with respect to the Class A common stock received, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. holders are urged to consult their tax advisors regarding the tax consequences of a cashless exercise.
Sale, Exchange, Redemption or Expiration of a Warrant
Upon a sale, exchange (other than by exercise), redemption (other than a redemption for Class A common stock) or expiration of a Warrant, a U.S. holder will recognize taxable gain or loss in an amount equal to the difference between (1) the amount realized upon such disposition or expiration and (2) the U.S. holder’s tax basis in the Warrant. Such gain or loss will generally be treated as long-term capital gain or loss if the Warrant is held by the U.S. holder for more than one year at the time of such disposition or expiration. If a Warrant is allowed to lapse unexercised, a U.S. holder generally will recognize a capital loss equal to such holder’s tax basis in the Warrant. The deductibility of capital losses is subject to certain limitations.
A redemption of Warrants for Class A common stock described in this prospectus under “Description of Securities — Warrants” should be treated as a “recapitalization” within the meaning of Section 368(a)(1)(E) of the Code. Accordingly, you should not recognize any gain or loss on the redemption of Warrants for shares of our Class A common stock. Your aggregate tax basis in the shares of Class A common stock received in the redemption should equal your aggregate tax basis in your Warrants redeemed and your holding period for the shares of Class A common stock received in redemption of your Warrants should include your holding period for your surrendered Warrants.
Possible Constructive Distributions
The terms of each Warrant provide for an adjustment to the number of shares of Class A common stock for which the Warrant may be exercised or to the exercise price of the Warrant in certain events, as discussed in the section of this prospectus captioned “Description of Securities — Warrants.” An adjustment which has the effect of preventing dilution is generally not a taxable event. Nevertheless, a U.S. holder of Warrants would be treated as receiving a constructive distribution from us if, for example, the adjustment increases the holder’s proportionate interest in our assets or earnings and profits (e.g., through an increase in the number of shares of Class A common stock that would be obtained upon exercise) as a result of a distribution of cash to the holders of shares of our Class A common stock which is taxable to such holders as a distribution. Such constructive distribution would be subject to tax withholding in the same manner as if such U.S. holder received a cash distribution from us equal to the fair market value of such increased interest.
Additional Tax on Passive Income
U.S. holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, among other things, dividend income and capital gains from the sale, exchange or other taxable disposition of, Class A common stock or Warrants, subject to certain limitations and exceptions.
Tax Consequences to Non-U.S. Holders
Dividends and Constructive Distributions
In general, any distributions (including constructive distributions) we make to a non-U.S. holder of shares of our Class A common stock, to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), will constitute dividends for U.S. federal income tax purposes and, provided such dividends are not effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States, we will be required to withhold tax from the gross amount of the dividend at a rate of 30%, unless such non-U.S. holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E, as applicable). In the case of any constructive dividend, it is possible that this tax would be withheld from any amount owed to a non-U.S. holder by the applicable withholding agent, including cash distributions on other property or sale proceeds from Warrants or other property subsequently paid or credited to such holder. Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the non-U.S. holder’s adjusted tax basis in its shares of our Class A common stock and, to the extent such distribution exceeds the non-U.S. holder’s adjusted tax basis, as gain realized from the sale or other disposition of the Class A common stock, which will be treated as described under “Tax Consequences to Non-U.S. Holders — Gain on Sale, Exchange or Other Taxable Disposition of Class A Common Stock and Warrants” below.
Dividends we pay to a non-U.S. holder that are effectively connected with such non-U.S. holder’s conduct of a trade or business within the United States (or, if a tax treaty applies, are attributable to a U.S. permanent establishment or fixed base maintained by the non-U.S. holder) will generally not be subject to U.S. withholding tax, provided such non-U.S. holder complies with certain certification and disclosure requirements (usually by providing an IRS Form W-8ECI). Instead, such dividends will generally be subject to U.S. federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to U.S. holders. If the non-U.S. holder is a corporation, dividends that are effectively connected income may also be subject to a “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty).
Exercise of a Warrant
The U.S. federal income tax treatment of a non-U.S. holder’s exercise of a Warrant generally will correspond to the U.S. federal income tax treatment of the exercise of a Warrant by a U.S. holder, as described under “Tax Consequences to U.S. Holders — Exercise of a Warrant” above, although to the extent a cashless exercise results in a taxable exchange, the tax consequences to the non-U.S. holder would be the same as those described below in “Tax Consequences to Non-U.S. Holders — Gain on Sale, Exchange or Other Taxable Disposition of Class A Common Stock and Warrants.”
Redemption of Warrants for Class A Common Stock
A redemption of Warrants for Class A common stock described in this prospectus under “Description of Securities — Warrants” should be treated as a “recapitalization” within the meaning of Section 368(a)(1)(E) of the Code. Accordingly, you should not recognize any gain or loss on the redemption of Warrants for shares of our Class A common stock. Your aggregate tax basis in the shares of Class A common stock received in the redemption should equal your aggregate tax basis in your Warrants redeemed and your holding period for the shares of Class A common stock received in redemption of your Warrants should include your holding period for your surrendered Warrants.
Gain on Sale, Exchange or Other Taxable Disposition of Class A Common Stock and Warrants
A non-U.S. holder will generally not be subject to U.S. federal income or withholding tax in respect of gain recognized on a sale, taxable exchange or other taxable disposition of our Class A common stock or Warrants or an expiration or redemption of our Warrants, unless:
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the gain is effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if an applicable tax treaty so requires, is attributable to a U.S. permanent establishment or fixed base maintained by the non-U.S. holder);

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the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or

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we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held our Class A common stock, and, in the case where shares of our Class A common stock are regularly traded on an established securities market, the non-U.S. holder has owned, directly or constructively, more than 5% of our Class A common stock at any time within the shorter of the five-year period preceding the disposition or such non-U.S. holder’s holding period for the shares of our Class A common stock. There can be no assurance that our Class A common stock will be treated as regularly traded on an established securities market for this purpose.
Gain described in the first bullet point above will be subject to tax at generally applicable U.S. federal income tax rates. Any gains described in the first bullet point above of a non-U.S. holder that is a foreign corporation may also be subject to an additional “branch profits tax” at a 30% rate (or lower applicable treaty rate). Gain described in the second bullet point above will generally be subject to a flat 30% U.S. federal income tax. Non-U.S. holders are urged to consult their tax advisors regarding possible eligibility for benefits under income tax treaties.
If the third bullet point above applies to a non-U.S. holder, gain recognized by such holder on the sale, exchange or other disposition of our Class A common stock or Warrants will be subject to tax at generally applicable U.S. federal income tax rates. In addition, a buyer of our Class A common stock or Warrants from such holder may be required to withhold U.S. income tax at a rate of 15% of the amount realized upon such disposition. We will be classified as a United States real property holding corporation if the fair market value of our “United States real property interests” equals or exceeds 50% of the sum of the fair market value of our worldwide real property interests plus our other assets used or held for use in a trade or business, as determined for U.S. federal income tax purposes. We do not believe we currently are or will become a United States real property holding corporation, however there can be no assurance in this regard. Non-U.S. holders are urged to consult their tax advisors regarding the application of these rules.
Possible Constructive Distributions
The terms of each Warrant provide for an adjustment to the number of shares of Class A common stock for which the Warrant may be exercised or to the exercise price of the Warrant in certain events, as discussed in the section of this prospectus captioned “Description of Securities — Warrants.” An adjustment which has the effect of preventing dilution is generally not a taxable event. Nevertheless, a non-U.S. holder of Warrants would be treated as receiving a constructive distribution from us if, for example, the adjustment increases the holder’s proportionate interest in our assets or earnings and profits (e.g., through an increase in the number of shares of Class A common stock that would be obtained upon exercise) as a result of a distribution of cash to the holders of shares of our Class A common stock which is taxable to such holders as a distribution. A non-U.S. holder would be subject to U.S. federal income tax withholding in the same manner as if such non-U.S. holder received a cash distribution from us equal to the fair market value of such increased interest without any corresponding receipt of cash.
Information Reporting and Backup Withholding
Dividends (including constructive dividends) and other payments on our Class A common stock, and the amounts withheld, if any, with respect to the payments, will generally be required to be reported to the IRS.
U.S. Holders
U.S. holders may be subject to backup withholding (currently at a rate of 24%) with respect to dividends (including constructive dividends) and gross proceeds from the sale, exchange or disposition of our Class A common stock and Warrants unless (1) the U.S. holder is a corporation or comes within certain other exempt categories or (2) prior to payment, the U.S. holder provides an accurate taxpayer identification number and certifies as required on a duly completed and executed IRS Form W-9 (or permitted substitute form), and otherwise complies with the requirements of the backup withholding rules.
Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided the required information is timely furnished to the IRS and all other requirements are satisfied.

Non-U.S. Holders
Non-U.S. holders who have provided the applicable forms and certifications mentioned above under “Tax Consequences to Non-U.S. Holders” or who have otherwise established an exemption will generally not be subject to backup withholding.
Payments of the proceeds from the sale, exchange or disposition of Class A common stock or Warrants to or through a foreign office of a broker will generally not be subject to information reporting or backup withholding. However, information reporting, but not backup withholding, may apply to those payments if the broker has certain specified U.S. connections. Information reporting and backup withholding may apply to payments of the proceeds from a sale, exchange or disposition of a Warrant or Class A common stock held by a non-U.S. holder to or through the U.S. office of a broker unless the non-U.S. holder establishes an exemption from one or both. Copies of the information returns reporting interest, deemed dividends, dividends and withholding may be made available to the tax authorities in a country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.
Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided the required information is timely furnished to the IRS and all other requirements are satisfied.
Additional Withholding Requirements
Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), a 30% United States federal withholding tax may apply to any dividends paid on our Class A common stock paid to (i) a “foreign financial institution” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner which avoids withholding, or (ii) a “non-financial foreign entity” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) adequate information regarding certain substantial United States beneficial owners of such entity (if any). If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “Tax Consequences to Non-U.S. Holders — Dividends and Constructive Distributions,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. You should consult your own tax advisors regarding these requirements and whether they may be relevant to your ownership and disposition of Class A common stock or Warrants.

LEGAL MATTERS
The validity of any securities offered by this prospectus has been passed upon for us by Baker & Hostetler LLP.
EXPERTS
The consolidated financial statements of Lordstown Motors Corp. (the Company) as of December 31, 2021 and 2020, and for each of the years in the two year period ended December 31, 2021, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2021 have been included herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2021 consolidated financial statements contain an explanatory paragraph that states that the Company does not have sufficient liquidity to fund commercial scale production and the launch of sale of its electric vehicles which raises substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty. Additionally, the audit report covering the December 31, 2021 consolidated financial statements refer to a change in the method of accounting for leases as of January 1, 2021 due to the adoption of Accounting Standards Updated 2016-02, Leases (ASC Topic 842). The audit report on the effectiveness of internal control over financial reporting as of December 31, 2021, expresses an opinion that the Company did not maintain effective internal control over financial reporting as of December 31, 2021 because of the effect of a material weakness on the achievement of the objectives of the control criteria and contains an explanatory paragraph that states the Company did not have a sufficient number of trained resources with assigned responsibilities and accountability for the design and operation of internal controls over financial reporting. As a consequence, the Company did not effectively operate process-level control activities related to procure to pay (including operating expenses, prepaid expenses, and accrued liabilities), review and approval of manual journal entries, and user access controls to ensure appropriate segregation of duties.
Our financial statements as of December 31, 2019, and for the period beginning April 30, 2019 and ended December 31, 2019, appearing in this prospectus and registration statement have been audited by Clark, Schaefer, Hackett & Co., an independent registered public accounting firm, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The audit report covering the December 31, 2019 consolidated financial statements states that the Company does not have sufficient liquidity to fund commercial scale production and the launch of sale of its electric vehicles which raises substantial doubt about the Company’s ability to continue as a going concern. Such consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
WHERE YOU CAN FIND MORE INFORMATION
We are required to file annual, quarterly and current reports, proxy statements and other information with the SEC as required by the Exchange Act. You can read our SEC filings, including this prospectus, over the Internet at the SEC’s website at http://www.sec.gov.
Our website address is www.lordstownmotors.com. Through our website, we make available, free of charge, the following documents as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC, including our Annual Reports on Form 10-K; our proxy statements for our annual and special stockholder meetings; our Quarterly Reports on Form 10-Q; our Current Reports on Form 8-K; Forms 3, 4 and 5 and Schedules 13D with respect to our securities filed on behalf of our directors and our executive officers; and amendments to those documents. The information contained on, or that may be accessed through, our website is not a part of, and is not incorporated into, this prospectus.

LORDSTOWN MOTORS CORP.
INDEX TO FINANCIAL STATEMENTS
Page
Report of Independent Registered Public Accounting Firm (PCAOB ID 185*).	F-2
Report of Independent Registered Public Accounting Firm.	F-4
Financial Statements.
Consolidated Balance Sheets as of December 31, 2021 and 2020.	F-8
Consolidated Statements of Operations for the years ended December 31, 2021 and 2020 and for the period from April 30, 2019 to December 31, 2019.	F-9
Consolidated Statements of Stockholders’ Equity for the year ended December 31, 2021 and 2020 and for the period from April 30, 2019 to December 31, 2019.	F-10
Consolidated Statements of Cash Flows for the year ended December 31, 2021 and 2020 and for the period from April 30, 2019 to December 31 2019.	F-11
Notes to Consolidated Financial Statements.	F-12

Report of Independent Registered Public Accounting Firm
To the Stockholders and the Board of Directors
Lordstown Motors Corp.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Lordstown Motors Corp. and subsidiaries (the Company) as of December 31, 2021 and 2020, the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 28, 2022 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.
Going Concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company does not have sufficient liquidity to fund commercial scale production and the launch of sale of its electric vehicles which raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Change in Accounting Principle
As discussed in Note 2 to the consolidated financial statements, the Company has changed its method of accounting for leases as of January 1, 2021 due to the adoption of Accounting Standards Update 2016-02, Leases (ASC Topic 842).
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Sufficiency of audit evidence
As of December 31, 2021, a material weakness was identified and included in management’s assessment. The description of the material weakness states that the Company did not effectively operate process-level control activities related to procure-to-pay (including operating expenses, prepaid expenses, and accrued liabilities), review and approval of manual journal entries, and user access controls to ensure appropriate segregation of duties. As of December 31, 2020, material weaknesses were identified and included in management’s assessment. The description of the material weaknesses stated that the Company did not effectively design, implement, and operate process-level control activities related to procure-to-pay (including operating expenses, prepaid expenses, accounts payable, and accrued liabilities), property, plant, and equipment, warrant liability, and the financial reporting process (including manual journal entries).
We identified the evaluation of the sufficiency of audit evidence as a critical audit matter. Evaluating the sufficiency of audit evidence obtained required especially subjective auditor judgment because of the pervasiveness of the material weaknesses noted above.
The following are the primary procedures we performed to address this critical audit matter. We applied auditor judgment to plan the nature, timing, and extent of our audit procedures to be performed over financial statement account balances. We evaluated our scoping thresholds and control risk assessments considering the material weaknesses noted above. We obtained and inspected the Company’s remediation plan to address the prior year material weaknesses that had been identified. We increased the number of sample selections compared to what we would have otherwise made if the Company’s controls were designed and operating effectively. For a selection of manual and automated journal entries, we inspected supporting documentation and evidence of authorization. We evaluated the sufficiency of audit evidence obtained by assessing the results of procedures performed, including the appropriateness of the nature and extent of such evidence.
/s/ KPMG LLP
We have served as the Company’s auditor since 2020.
New York, New York
February 28, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders and the Board of Directors
Lordstown Motors Corp.:
Opinion on Internal Control Over Financial Reporting
We have audited Lordstown Motors Corp. and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weakness, described below, on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2021 and 2020, the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements), and our report dated February 28, 2022 expressed an unqualified opinion on those consolidated financial statements.
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment. The Company did not have a sufficient number of trained resources with assigned responsibilities and accountability for the design and operation of internal controls over financial reporting. As a consequence, the Company did not effectively operate process-level control activities related to procure to pay (including operating expenses, prepaid expenses, and accrued liabilities), review and approval of manual journal entries, and user access controls to ensure appropriate segregation of duties. The material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2021 consolidated financial statements, and this report does not affect our report on those consolidated financial statements.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
/s/ KPMG LLP
New York, New York
February 28, 2022

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholders
of Lordstown Motors Corp.
Opinion on the Financial Statements
We have audited the accompanying balance sheet of Lordstown Motors Corp. (the Company) as of December 31, 2019, and the related statements of operations, stockholders’ equity, and cash flows for the period beginning April 30, 2019 and ended December 31, 2019, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the period beginning April, 30, 2019 and ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.
Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company incurred a net loss of $10,390,514 during the period beginning April 30, 2019 and ended December 31, 2019, and as of that date the Company’s current liabilities exceeded its current assets by $22,830,530. These conditions, along with other matters, raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ Clark, Schaefer, Hackett & Co.
We have served as the Company’s auditor since 2019.
Cincinnati, OH
September 20, 2020

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Lordstown Motors Corp.
Consolidated Balance Sheets
(in thousands except share data)
	December 31, 2021	December 31, 2020
ASSETS:
Current Assets
Cash and cash equivalents	$244,016	$629,761
Accounts receivable	—	21
Prepaid expenses and other current assets	47,121	24,663
Total current assets	$291,137	$654,445
Property, plant and equipment	382,746	101,663
Intangible assets	1,000	11,111
Other non-current assets	13,900	—
Total Assets	$688,783	$767,219
LIABILITIES AND STOCKHOLDERS’ EQUITY:
Current Liabilities
Accounts payable	$12,098	$32,536
Accrued and other current liabilities	35,507	1,538
Purchase price down payment from Foxconn	100,000	—
Total current liabilities	$147,605	$34,074
Note payable	—	1,015
Warrant and other non-current liabilities	1,578	101,392
Total liabilities	$149,183	$136,481
Stockholders’ equity
Class A common stock, $0.0001 par value, 300,000,000 shares authorized; 196,391,349 and 168,007,960 shares issued and outstanding as of December 31, 2021 and December 31, 2020, respectively	$19	$17
Additional paid in capital	1,084,390	765,162
Accumulated deficit	(544,809)	(134,441)
Total stockholders’ equity	$539,600	$630,738
Total liabilities and stockholders’ equity	$688,783	$767,219
The accompanying notes are an integral part of these consolidated financial statements.

Lordstown Motors Corp.
Consolidated Statements of Operations
(in thousands except for per share information)
	Year ended December 31, 2021	Year ended December 31, 2020	For the period from April 30, 2019 to December 31, 2019
Net sales	$—	$—	$—
Operating expenses
Selling, general and administrative expenses	105,362	31,316	4,526
Research and development expenses	284,016	70,967	5,865
Amortization of intangible assets	11,111	—	—
Total operating expenses	$400,489	$102,283	$10,391
Loss from operations	$(400,489)	$(102,283)	$(10,391)
Other (expense) income
Other expense	(10,079)	(20,866)	—
Interest income (expense)	200	(901)	—
Loss before income taxes	$(410,368)	$(124,050)	$(10,391)
Income tax expense	—	—	—
Net loss	$(410,368)	$(124,050)	$(10,391)
Loss per share attributable to common shareholders
Basic & Diluted	(2.27)	(1.28)	(0.15)
Weighted-average number of common shares outstanding
Basic & Diluted	180,722	96,716	68,279
The accompanying notes are an integral part of these consolidated financial statements.

Lordstown Motors Corp.
Consolidated Statements of Stockholders’ Equity
(in thousands)
	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount
Inception at April 30, 2019	—	$—	$—	$—	$—
Issuance of common stock	68,279	7	18,598	—	18,605
Stock compensation	—	—	342	—	342
Net loss	—	—	—	(10,391)	(10,391)
Balance at December 31, 2019	68,279	$7	$18,940	$(10,391)	$8,556
Issuance of common stock	8,652	2	6,437	—	6,439
Common stock issued for conversion of notes payable	4,032	—	38,725	—	38,725
Common stock issued for exercise of warrants	2,669	—	53,724	—	53,724
Common stock issued in recapitalization, net of redemptions and transaction costs	84,376	8	644,581	—	644,589
Stock compensation		—	2,755	—	2,755
Net loss		—	—	(124,050)	(124,050)
Balance at December 31, 2020	168,008	$17	$765,162	$(134,441)	$630,738
Issuance of common stock	3,559	—	6,368	—	6,368
Common stock issued for exercise of warrants	7,984	1	194,797	—	194,798
Common stock issued for YA	9,592	1	49,374	—	49,375
Common stock issued for Foxconn	7,248	—	50,000	—	50,000
Stock compensation	—	—	18,689	—	18,689
Net loss	—	—	—	(410,368)	(410,368)
Balance at December 31, 2021	196,391	$19	$1,084,390	$(544,809)	$539,600
All activity and balances related to common stock and additional paid-in capital prior to the business combination have been restated based on the Exchange Ratio in the Merger Agreement.
The accompanying notes are an integral part of these consolidated financial statements.

Lordstown Motors Corp
Consolidated Statements of Cash Flows
(in thousands)
	Year ended December 31, 2021	Year ended December 31, 2020	For the period from April 30, 2019 to December 31, 2019
Cash flows from operating activities
Net loss	$(410,368)	$(124,050)	$(10,391)
Adjustments to reconcile net loss to cash used by operating activities:
Stock-based compensation	18,689	2,755	342
Non-cash change in fair value related to warrants	11,873	23,493	—
Amortization of intangible assets	11,111	—	—
Forgiveness of note payable	(1,015)	—	—
Gain on disposal of fixed assets	—	(2,346)	—
Changes in assets and liabilities:
Accounts receivables	21(21)	—
Prepaid expenses and other assets	(34,124)	(24,663)	—
Accounts payable	(17,008)	25,767	1,801
Accrued expenses and other liabilities	32,831	(531)	3,046
Cash used by operating activities	$(387,990)	$(99,596)	$(5,202)
			—
Cash flows from investing activities
Purchases of capital assets	$(284,514)	$(52,645)	$(133)
Purchase of intangible assets	(1,000)	—	—
Proceeds from the sale of capital assets	—	2,396	—
Cash used by investing activities	$(285,514)	$(50,249)	$(133)
Cash flows from financing activities
Down payment received from Foxconn	$100,000	$—	$—
Cash proceeds from exercise of warrants	82,016	30,692	—
Proceeds from Equity Purchase Agreement, net of issuance costs	49,375	—	—
Cash received in recapitalization, net of transaction costs	—	701,520	—
Cash received from Foxconn Subscription Agreement	50,000	—	—
Issuance of common stock	6,368	6,439	7,494
Proceeds from notes payable	—	38,796	—
Cash provided by financing activities	$287,759	$777,447	$7,494
(Decrease) increase in cash and cash equivalents	$(385,745)	$627,602	$2,159
Cash and cash equivalents, beginning balance	629,761	2,159	—
Cash and cash equivalents, ending balance	$244,016	$629,761	$2,159
Non-cash items
Conversion of notes payable to equity	$—	$38,725	$—
Capital assets acquired with payables	$2,162	$5,592	$20,142
Capital assets exchanged for equity	$—	$23,200	$—
Common stock issued in exchange for intangible assets	$—	$—	$11,111
The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1 — DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS
Description of Business
Lordstown Motors Corp., a Delaware corporation (“Lordstown”, the “Company” or “we”), is an electric vehicle innovator developing high-quality light duty commercial fleet vehicles, with the Endurance all electric pick-up truck as its first vehicle being launched in the Lordstown, Ohio facility. The Company is in its final design and testing phase related to our production of the Endurance and has yet to bring a completed product to market.
On September 30, 2021, the Company entered into a subscription agreement pursuant to which the Company agreed to issue and sell, and Foxconn agreed to purchase, 7.2 million shares of the Company’s Class A common stock (the “Subscription Agreement”) for $6.8983 per share in cash based on the simple average of the volume weighted average price for the 15 days immediately preceding the date of the subscription agreement, or approximately $50.0 million in total consideration. The stock issuance and corresponding receipt of approximately $50.0 million occurred in October 2021.
On November 10, 2021, we entered into the Asset Purchase Agreement with Foxconn Ohio. Pursuant to the APA, Foxconn Ohio would purchase the Lordstown facility for $230 million and a reimbursement payment for certain operating and expansion costs incurred by us from September 1, 2021 through the closing. We would continue to own our hub motor assembly line, as well as our battery module and packing line assets, certain intellectual property rights and other excluded assets. We expect to outsource all of the manufacturing of the Endurance to Foxconn with the sale of our Lordstown facility; Foxconn would also operate the assets we continue to own in the facility after closing. Foxconn Ohio has made down payments of the purchase price of $100 million on November 18, 2021 and $50 million on January 28, 2022. Foxconn Ohio is required to make an additional down payment of $50 million no later than April 15, 2022, subject to certain conditions. If the APA is terminated or if the transaction does not close prior to the later of (i) April 30, 2022 and (ii) 10 days after the transaction is cleared by CFIUS, we are obligated to repay the down payments to Foxconn. We have granted Foxconn a first priority security interest in substantially all of our assets to secure the repayment obligation. The APA is subject to several conditions and has not been consummated as of the date of the filing of this report.
The closing of the transactions contemplated by the Asset Purchase Agreement are subject to certain conditions, including, but not limited to: (a) the parties entering into a contract manufacturing agreement (the “Contract Manufacturing Agreement”), pursuant to which Foxconn would manufacture the Endurance at the Lordstown facility, and a lease (“Lordstown Facility Lease”), under which we would lease up to 30,000 square feet of space located at the Lordstown, Ohio facility from Foxconn for our Ohio-based employees, and (b) receipt of a communication that the U.S. government’s Committee on Foreign Investment in the United States (“CFIUS”) has completed its review of the transaction and determined there are no national security concerns with the transaction. We are required to maintain minimum cash balances of $50 million through March 1, 2022 and $30 million thereafter. The Company will issue warrants to Foxconn that are exercisable until the third anniversary of the closing for 1.7 million shares of Class A common stock at an exercise price of $10.50 per share.
The Company and Foxconn have made significant progress negotiating the Contract Manufacturing Agreement and Lordstown Facility Lease, as well as supporting the review of the Foxconn Transactions by CFIUS. The parties have mutually agreed they no longer believe an operating agreement pursuant to which Lordstown would provide support to Foxconn, between signing and closing of the APA, for non-Endurance-specific investments was necessary.
The APA includes a commitment by Foxconn and the Company to use commercially reasonable efforts to enter into a joint venture agreement whereby, among other items, the parties would allocate engineering resources to jointly design, engineer, develop, validate, industrialize and launch vehicle programs for the commercial vehicle market in North America and internationally, including the granting of certain rights for the parties to commercialize such programs. The APA also includes a commitment by Foxconn and the Company to use commercially reasonable efforts to enter into a licensing agreement pursuant to which we would license to Foxconn our intellectual property relating to the Endurance frame, rolling chassis and other technologies, subject to reasonable royalties or licensing fees and other terms mutually agreed to by the parties. In the place of a joint venture and licensing agreement, the parties agreed to explore a joint product development agreement. We are actively discussing the establishment of such an agreement with Foxconn, under which we would seek to use the MIH platform to develop a portfolio of electric vehicles targeting our commercial fleet customers, built at the Lordstown, Ohio plant and to license to Foxconn certain of our intellectual property. If an agreement is reached, we anticipate that Foxconn would also supply certain vehicle components and subsystems for newly developed vehicles, enabling us to leverage Foxconn’s manufacturing experience, supply-chain network and extensive experience in software development and integration (key capabilities in the production of EVs) to complement our EV design, development, engineering and homologation contributions.
We believe that any joint product development agreement with Foxconn would also need to incorporate an appropriate funding structure that enables us to raise the additional capital necessary to bring the Endurance into production as well as fund new vehicle development. We continue to explore all financing alternatives as we will need substantial funding to execute our operating plan that is anticipated to use significant capital for the foreseeable future.
No assurance can be made that the transactions contemplated by the Asset Purchase Agreement, including the Contract Manufacturing Agreement and the Lordstown Facility Lease (collectively, the “Foxconn Transactions”), or a joint product development agreement, any additional funding arrangements or other agreements will ultimately be consummated on the terms contemplated, or at all, or that they will provide the anticipated benefits. Even if the Foxconn Transactions are consummated in accordance with the current terms and on the anticipated timeline, we will need additional funding to continue our development efforts and maintain our current plans and timeline for commercial production.
Business Combination and Basis of Presentation
The accompanying consolidated financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). The consolidated financial statements include the accounts and operations of the Company and its wholly owned subsidiary. All intercompany accounts and transactions are eliminated upon consolidation.
The Company has also reclassified the presentation of certain prior-year amounts to conform to the current presentation.
On October 23, 2020 (the “Closing Date”), Diamond Peak Holdings Corp. (“DiamondPeak”) consummated the transactions contemplated by the agreement and plan of merger (the “Merger Agreement”), dated August 1, 2020, among DiamondPeak, Lordstown EV Corporation (formerly known as Lordstown Motors Corp.), a Delaware corporation (“Legacy LMC”), and DPL Merger Sub Corp., a Delaware corporation and a wholly-owned subsidiary of the Company (“Merger Sub”), pursuant to which Merger Sub merged with and into Legacy LMC with Legacy LMC surviving the merger (the “Merger” and, together with the other transactions contemplated by the Business Combination Agreement, the “Business Combination”). On the Closing Date, and in connection with the closing of the Business Combination (the “Closing”), DiamondPeak changed its name to Lordstown Motors Corp (the “Company”) and Legacy LMC became a wholly owned subsidiary of the Company.
Upon the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each issued and outstanding share of common stock, par value $0.0001 per share, of Legacy LMC (“Legacy LMC Common Stock”) was converted into 55.8817 shares (the “Exchange Ratio”) of Class A common stock, par value $0.0001 per share, of the Company (“Class A common stock”), resulting in an aggregate of 75,918,063 shares of Class A common stock issued to Legacy LMC stockholders. At the Effective Time, each outstanding option to purchase Legacy LMC Common Stock (“Legacy LMC Options”), whether vested or unvested, was automatically converted into an option to purchase a number of shares of Class A common stock equal to the product of (x) the number of shares of Legacy LMC Common Stock subject to such Legacy LMC Option and (y) the Exchange Ratio, at an exercise price per share equal to (A) the exercise price per share of Legacy LMC Common Stock of such Legacy LMC Option immediately prior to the Effective Time divided by (B) the Exchange Ratio.
Pursuant to the Company’s Amended and Restated Certificate of Incorporation, as in effect prior to the Closing, each outstanding share of DiamondPeak’s Class B common stock, par value $0.0001 per share, was automatically converted into one share of the Company’s Class A common stock at the Closing, resulting in an issuance of 7 million shares of Class A common stock in the aggregate.
In connection with the Closing, the Company (a) issued and sold an aggregate of 50 million shares of Class A common stock for $10.00 per share at an aggregate purchase price of $500 million pursuant to previously announced subscription agreements with certain investors (the “PIPE Investors”), (b) issued an aggregate of approximately 4 million shares of Class A common stock to holders of $40 million in aggregate principal amount plus accrued interest, of Legacy LMC convertible promissory notes at a conversion price of $10.00 per share upon automatic conversion of such notes (the “Note Conversions”), and (c) issued warrants to purchase 1.6 million shares of Class A common stock (“BGL Warrants”) a purchase price of $10.00 per share to a third party. Additionally, the Company assumed 9.3 million Public Warrants (as defined below) and 5.1 million Private Warrants (as defined below) both of which were originally issued by DiamondPeak with an exercise price of $11.50. In December 2020, 2.7 million of the Public Warrants were exercised which resulted in $30.7 million in proceeds. In January 2021, a significant portion of the remaining Public Warrants and 0.6 million of the Private Warrants were exercised upon payment of the cash exercise price, which resulted in cash proceeds of $82.0 million. As of December 31, 2021, there were 2.3 million Private Warrants, 1.6 million BGL Warrants and no Public Warrants outstanding. See further discussion related to the accounting of the Public Warrants and Private Warrants in Note 3.
Pursuant to the Business Combination, the merger between a DiamondPeak and Legacy LMC was accounted for as a reverse recapitalization in accordance with GAAP (the “Reverse Recapitalization”). Under this method of accounting, Legacy LMC was deemed to be the accounting acquirer for financial reporting purposes. Accordingly, for accounting purposes, the Reverse Recapitalization was treated as the equivalent of Legacy LMC issuing stock for the net assets of DiamondPeak, accompanied by a recapitalization. The net assets of DiamondPeak are stated at historical cost, with no goodwill or other intangible assets recorded. The consolidated assets, liabilities and results of operations prior to the Reverse Recapitalization are those of Legacy LMC. The shares and corresponding capital amounts and earnings per share available for common stockholders, prior to the Business Combination, have been retroactively restated as shares reflecting the exchange ratio established in the Business Combination.
As part of the Business Combination, we recorded $644.6 million in equity for the recapitalization, net of transaction costs and $100.9 million in liabilities related to the Public and Private Warrants described in Note 3. The Company received cash proceeds of $701.5 million as a result of the Business Combination which was net of the settlement of the $20.8 million related party note payable and $23.2 million in property purchased through equity both as described in Note 10. Additionally, a $5 million Convertible Note and the $5.9 million amount in Due to related party as described in Note 10 were also settled in conjunction with the Business Combination.
Liquidity and Going Concern
The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. The going concern basis of presentation assumes that the Company will continue in operation one year after the date these consolidated financial statements are issued and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.
Pursuant to the requirements of the Financial Accounting Standards Board’s Accounting Standards Codification (“ASC”) Topic 205-40, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, management must evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year from the date these consolidated financial statements are issued. This evaluation does not take into consideration the potential mitigating effect of management’s plans that have not been fully implemented or are not within control of the Company as of the date the consolidated financial statements are issued. When substantial doubt exists under this methodology, management evaluates whether the mitigating effect of its plans sufficiently alleviates substantial doubt about the Company’s ability to continue as a going concern. The mitigating effect of management’s plans, however, is only considered if both (1) it is probable that the plans will be effectively implemented within one year after the date that the consolidated financial statements are issued, and (2) it is probable that the plans, when implemented, will mitigate the relevant conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.
The Company had cash and cash equivalents of approximately $244.0 million and an accumulated deficit of $544.8 million at December 31, 2021 and a net loss of $410.4 million for the year ended December 31, 2021. Since inception, the Company has been developing its flagship vehicle, the Endurance, an electric full-size pickup truck. The Company’s ability to continue as a going concern is dependent on its ability to complete the Foxconn Transactions, raise substantial additional capital, complete the development of the Endurance, obtain regulatory approval, begin commercial scale production and launch the sale of the Endurance. The Company believes that its current level of cash and cash equivalents are not sufficient to fund commercial scale production and the launch of sale of such vehicles. These conditions raise substantial doubt regarding the Company’s ability to continue as a going concern for a period of at least one year from the date of issuance of these consolidated financial statements.
The Company’s business plan contemplates that it will build a limited number of pre-production vehicles in the first half of 2022 for testing, certifications and to demonstrate the capabilities of the Endurance to potential customers. The Company expects commercial production and sales to begin in the third quarter of 2022. While conducting these activities, and for the foreseeable future, the Company will incur significant operating expenses, capital expenditures and working capital funding that will deplete its cash on hand. Absent any material delays, the Company anticipates that it has sufficient funds to close the Foxconn Transactions and receive the proceeds as contemplated by the Asset Purchase Agreement. However, the Company will be required to raise additional capital in order to execute its business plan well in advance of reaching commercial production of the Endurance. The proceeds contemplated in the Asset Purchase Agreement will not be sufficient for these purposes. In addition, the closing of the APA remains subject to certain conditions, and if the transaction does not close, the Company will be required to repay the down payments made by Foxconn and it is unlikely the Company will have funding available to do so.
In 2021, the Company’s research and development expenses and capital expenditures increased significantly over 2020 levels to build capacity and invest in the development of the Endurance. The costs are significant due to spending needed for prototype components, vehicle validation tests, securing necessary parts/equipment, and utilizing in-house and third-party engineering services. Increased spending was also due in part to the stress that the COVID-19 pandemic put on the global automotive supply chain and a strategic decision to bring development of certain components, such as the frame of the Endurance, in-house. The Company expects continued supply chain constraints and pricing pressure that may negatively impact its cost structure and production timeline.
In an effort to alleviate these conditions, management continues to seek and evaluate opportunities to raise additional funds through the issuance of equity or debt securities, asset sales, through arrangements with strategic partners or through obtaining financing from government or financial institutions. The Company has engaged a financial advisor to advise the Company on additional financing alternatives.
As further described in Note 7, on July 23, 2021, the Company entered into the “Equity Purchase Agreement with YA II PN, LTD. (“YA”), pursuant to which YA has committed to purchase up to $400 million of its Class A common stock, at the Company’s direction from time to time, subject to the satisfaction of certain conditions. During the year ended December 31, 2021, the Company’s issued 9.6 million shares to YA and received $49.4 million, net of equity issuance costs. The actual amount that the Company raises under this agreement will depend on market conditions and other financing alternatives that the Company is exploring, as well as limitations in the agreement. In particular, at current market prices of its shares of Class A common stock, without stockholder approval, the Exchange Cap provision would limit the amount of shares the Company can issue up to 35.1 million shares, and therefore limit funds the Company is able to raise to significantly less than the $400 million commitment under the Equity Purchase Agreement. As of December 31, 2021, the Company was in compliance with the terms and conditions of the Equity Purchase Agreement and the remaining availability under the Equity Purchase Agreement was $350 million which is subject to certain limitations as described above.

On November 10, 2021, the Company entered into the APA with Foxconn, pursuant to which Foxconn would purchase the Lordstown facility for $230 million and a reimbursement payment for certain operating and expansion costs incurred by the Company from September 1, 2021 through the closing. The Company would continue to own its hub motor assembly line, as well as its battery module and packing line assets, certain intellectual property rights and other excluded assets. Foxconn has made down payments of the purchase price of $100 million in November 2021 and $50 million in January 2022. Foxconn is required to make an additional down payment of $50 million no later than April 15, 2022, subject to certain conditions. The balance of the purchase price, along with reimbursement of certain operating and expansion costs would be paid at closing. The Company is required to maintain minimum cash balances of $50 million through March 1, 2022 and $30 million thereafter.
If the APA is terminated or if the transaction does not close prior to the later of (i) April 30, 2022 and (ii) 10 days after the transaction is cleared by CFIUS, the Company is obligated to repay the down payments to Foxconn. The Company has granted Foxconn a first priority security interest in substantially all of its assets to secure the repayment obligation. The APA is subject to several conditions and has not been consummated as of the date of the filing of this report. No assurance can be made that it will ultimately be consummated on the terms contemplated, or at all.
In addition to providing the Company near term funding, the Foxconn Transactions should provide the benefits of scaled manufacturing, more cost-effective access to certain raw materials, components and inputs, and reduced overhead costs associated with the Lordstown facility borne by the Company. The Company is also exploring other potential agreements with Foxconn that would establish a joint product development agreement for future MIH-based vehicles and an appropriate funding structure. No assurance can be made that the joint product development agreement, an appropriate funding structure or other potential agreements would ultimately be entered or consummated on the terms contemplated, or at all.
Even if the Foxconn Transactions are consummated in accordance with the current terms and on the anticipated timeline, the Company will need additional funding to continue its development efforts and maintain current plans for its production timeline.
As the Company seeks additional sources of financing, there can be no assurance that such financing would be available to it on favorable terms or at all. The Company’s ability to obtain additional financing in the debt and equity capital markets is subject to several factors, including market and economic conditions, the significant amount of capital required, the fact that its bill of materials cost is currently, and expected to continue to be, substantially higher than the anticipated selling price of the Endurance, uncertainty surrounding regulatory approval and the performance of the vehicle, meaningful exposure to material losses related to ongoing litigation, its performance and investor sentiment with respect to the Company and its business and industry, as well as its pending transaction with Foxconn. As a result of these uncertainties, and notwithstanding management’s plans and efforts to date, there continues to be substantial doubt about the Company’s ability to continue as a going concern. If the Company is unable to raise substantial additional capital in the near term, its operations and production plans will be scaled back or curtailed and, if any funds raised are insufficient to provide a bridge to full commercial production, its operations could be severely curtailed or cease entirely. The Company will be materially adversely affected if the Foxconn Transactions do not close. If the APA does not close, including because the Company is unable to fulfill its obligations to maintain its minimum cash balance commitments under the APA, the Company is unlikely to have sufficient available cash to repay Foxconn’s down payments. As a result, Foxconn may exercise its rights under the APA, including, but not limited to foreclosing on its liens on some or substantially all of the Company’s assets. Under such circumstances, the Company would not likely be able to continue as a going concern or realize any value from its assets.
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Immaterial Correction of Error
The Company’s previously issued financial statements have been revised to reclassify certain expenses that were inappropriately presented within the consolidated statement of operations. This resulted in the reclassification of $2.7 million of research and development expenses to selling and administrative expenses for the year ended December 31, 2020. The error did not impact net loss.

The Company, in consultation with the Audit Committee of the Board of Directors, evaluated the effect of these adjustments on the Company’s consolidated financial statements under ASC 250, Accounting Changes and Error Corrections and Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements and determined it was not necessary to recall its consolidated financial statements as the errors did not materially misstate those consolidated financial statements. The Company looked at both quantitative and qualitative characteristics of the required corrections.
Use of Estimates in Financial Statement Preparation
The preparation of financial statements in accordance with GAAP requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, if any, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Cash and cash equivalents
Cash includes cash equivalents which are highly liquid investments that are readily convertible to cash. The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. The Company presents cash and cash equivalents within Cash and cash equivalents on the Balance Sheet.
The Company maintains its cash in bank deposit accounts which, at times, exceed federally insured limits. The Company has not experienced any losses in such accounts and management believes it is not exposed to significant credit risk.
Property, plant and equipment
Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Determination of useful lives and depreciation will begin once the assets are ready for their intended use.
Upon retirement or sale, the cost and related accumulated depreciation are removed from the balance sheet and the resulting gain or loss is reflected in operations. Maintenance and repair expenditures are expensed as incurred, while major improvements that increase functionality of the asset are capitalized and depreciated ratably to expense over the identified useful life. Further, interest on any debt financing arrangement is capitalized to the purchased property, plant, and equipment if the requirements for capitalization are met.
Long-lived assets, such as property, plant, and equipment are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset or asset group to estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the carrying amount of an asset or asset group exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset or asset group exceeds the fair value of the asset or asset group.
Research and development costs
The Company expenses research and development costs as they are incurred. Research and development costs consist primarily of personnel costs for engineering and research, prototyping costs, and contract and professional services.
Stock-based compensation
The Company has adopted ASC Topic 718, Accounting for Stock-Based Compensation (“ASC
Topic 718”), which establishes a fair value-based method of accounting for stock-based compensation plans. In accordance with ASC Topic 718, the cost of stock-based awards issued to employees and non-employees over the awards’ vest period is measured on the grant date based on the fair value. The fair value is determined using the Black-Scholes option pricing model, which incorporates assumptions regarding the expected volatility, expected option life and risk-free interest rate.
The resulting amount is charged to expense on the straight-line basis over the period in which the Company expects to receive the benefit, which is generally the vesting period. Further, pursuant to ASU 2016-09 — Compensation — Stock Compensation (Topic 718), the Company has elected to account for forfeitures as they occur.
Warrants
The Company accounts for its Public and Private Warrants as described in Note 3 in accordance with the guidance contained in ASC Topic 815-40-15-7D and 7F under which the Public Warrants and Private Warrants do not meet the criteria for equity treatment and must be recorded as liabilities. Accordingly, the Company classifies the Public and Private Warrants as liabilities at their fair value and adjusts the Public and Private Warrants to fair value at each reporting period or at the time of settlement. Any change in fair value is recognized in the statement of operations. The Company accounts for BGL Warrants as equity as these warrants qualify as share-based compensation under ASC Topic 718.
Income taxes
Income taxes are recorded in accordance with ASC Topic 740, Income Taxes (ASC Topic 740). Deferred tax assets and liabilities are determined based on the difference between the consolidated financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are provided, if based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The Company has recorded a full valuation allowance against its deferred tax assets.
The Company accounts for uncertain tax positions in accordance with the provisions of ASC topic 740. When uncertain tax positions exist, the Company recognizes the tax benefit of tax positions to the extent that the benefit would more likely than not be realized assuming examination by the taxing authority. The determination as to whether the tax benefit will more likely than not be realized is based upon the technical merits of the tax position as well as consideration of the available facts and circumstances. The Company recognizes any interest and penalties accrued related to unrecognized tax benefits as income tax expense.
Recent accounting pronouncements
In June 2018, the Financial Accounting Standards Board (“FASB”) issued ASU 2018-07, Compensation — Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting. ASU 2018-07 extends the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. ASU 2018-07 amendments were effective for the Company beginning January 1, 2020 and interim periods within fiscal years beginning after December 15, 2020. The Company adopted this guidance in 2020 but determined that there was no material impact on the consolidated financial statements.
In February 2016, the FASB issued ASU 2016-02, Leases, and has subsequently issued several supplemental and/or clarifying ASUs (collectively “ASC Topic 842”) to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The Company adopted ASC 842 effective January 1, 2021 using the alternative transition method and elected to apply the new guidance at the adoption date without adjusting comparative periods presented. Comparative information has not been restated and will continue to be reported under accounting standards in effect for those periods. In adopting the new guidance, the Company elected to apply the package of transition practical expedients, which allows the Company not to reassess: (1) whether any expired or existing contracts contain leases under the new definition of a lease; (2) lease classification for any expired or existing leases; and (3) whether previously capitalized initial direct costs would qualify for capitalization under ASC 842. In addition, the Company has elected to apply the practical expedient to combine lease and related non-lease components, for all classes of underlying assets, and accounts for the combined contract as a lease component, as well as the election was made to apply the short-term lease recognition exemption. In transition, the Company did not elect to apply the hindsight practical expedient, which permits entities to use hindsight in determining the lease term and assessing impairment of right-of-use assets.
The Company has leases which primarily consist of our Farmington Hills, Michigan and Irvine, California locations. The adoption of ASC 842 resulted in the recognition of a new right-of-use assets and lease liabilities on the balance sheet for all operating leases. As a result of the Company’s adoption on January 1, 2021, the Company recorded operating right-of-use assets and lease liabilities of $3.3 million. As of December 31, 2021, the Company had a right-of use asset and liability totaling $2.2 million.
NOTE 3 — FAIR VALUE MEASUREMENTS
The Company follows the accounting guidance in ASC Topic 820 for its fair value measurements of financial assets and liabilities measured at fair value on a recurring basis. Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. The three-tiered fair value hierarchy, which prioritizes when inputs should be used in measuring fair value, is comprised of: (Level I) observable inputs such as quoted prices in active markets; (Level II) inputs other than quoted prices in active markets that are observable either directly or indirectly and (Level III) unobservable inputs for which there is little or no market data. The fair value hierarchy requires the use of observable market data when available in determining fair value.
The Company has the following warrants: (i) warrants (the “Public Warrants”) to purchase shares of Class A common stock, originally issued in our initial public offering (“Initial Public Offering”), (ii) warrants (the “Private Placement Warrants” and together with the Public Warrants and the BGL Warrants, the “Warrants”) to purchase Class A common stock issued in a private placement to our sponsor and anchor investor at the time of the Initial Public Offering, and (iii) the BGL Warrants. The rights of holders of the Warrants are governed by warrant agreements between American Stock Transfer & Trust Company, as warrant agent, and the Company (the “Warrant Agreements”). The BGL Warrants are classified as equity as they qualify as share-based compensation under ASC Topic 718.
The Public and Private Warrants were recorded in the Company’s consolidated financial statements as a result of the Business Combination between DiamondPeak and Lordstown EV Corporation (formerly known as Lordstown Motors Corp.) and the reverse recapitalization that occurred on October 23, 2020 and did not impact any reporting periods prior to the Business Combination. The Company determined that the fair value of the Public and Private Warrants was $100.9 million as of the date of the Business Combination. The Public and Private Warrants are classified as a liability with any changes in the fair value recognized immediately in our consolidated statements of operations. During the quarter ended March 31, 2021, we received cash proceeds of approximately $82.0 million for the redemption of the remaining Public Warrants.
The following table summarizes the net gain (loss) on changes in fair value (in thousands) related to the Public and Private Warrants:
	Year ended December 31, 2021	Year ended December 31, 2020
Public Warrants	$(27,180)	$(17,920)
Private Warrants	15,307	(5,573)
Net loss on changes in fair value	$(11,873)	$(23,493)
As of December 31, 2021 and 2020, we had 3.9 million and 13.4 million Warrants outstanding, respectively. Observed prices for the Public Warrants are used as Level 1 inputs as they were actively traded until being redeemed in January 2021. The Private Warrants are measured at fair value using Level 3 inputs. These instruments are not actively traded and are valued using a Monte Carlo option pricing model that uses observable and unobservable market data as inputs.

A Monte Carlo model was used to simulate a multitude of price paths to measure fair value of the Private Warrants. The Monte Carlo models two possible outcomes for the stock price each trading day — up or down — based on the prior day’s price. The calculations underlying the model specify the implied risk-neutral probability that the stock price will move up or down, and the magnitude of the movements, given the stock’s volatility and the risk-free rate. This analysis simulates possible paths for the stock price over the term of the Private Warrants. For each simulated price path, we evaluate the conditions under which the Company could redeem each Private Warrant for a fraction of whole shares of the underlying as detailed within the Warrant Agreement. If the conditions are met, we assume redemptions would occur, although the Private Warrant holders would have the option to immediately exercise if it were more advantageous to do so. For each simulated price path, if a redemption does not occur the holders are assumed to exercise the Private Warrants if the stock price exceeds the exercise price at the end of the term. Proceeds from either the redemption or the exercise of the Private Warrants are reduced to a present value amount at each measurement date using the risk-free rate for each simulated price path. Present value indications from iterated priced paths were averaged to derive an indication of value for the Private Warrants.
At each measurement date, we use a stock price volatility input of 50% for the Monte Carlo model. This assumption considers observed historical stock price volatility of other companies operating in the same or similar industry as the Company over a period similar to the remaining term of the Private Warrants, as well as the volatility implied by the traded options of the Company. The risk-free rates utilized were 0.458%, 0.413%, and 1.123% for the valuations as of October 23, 2020 and December 31, 2020 and 2021, respectively.
The following tables summarize the valuation of our financial instruments (in thousands):
	Total	Quoted prices in active markets (Level 1)	Prices with observable inputs (Level 2)	Prices with unobservable inputs (Level 3)
December 31, 2021
Cash and cash equivalents	$244,016	$244,016	$—	$—
Public Warrants	—	—	—	—
Private Warrants	485	—	—	485
	Total	Quoted prices in active markets (Level 1)	Prices with observable inputs (Level 2)	Prices with unobservable inputs (Level 3)
December 31, 2020
Cash and cash equivalents	$629,761	$629,761	$—	$—
Public Warrants	57,515	57,515	—	—
Private Warrants	43,877	—	—	43,877
The following table summarizes the changes in our Level 3 financial instruments (in thousands):
	Balance at December 31, 2020	Additions	Settlements	Loss / (Gain) on fair value adjustments included in earnings	Balance at December 31, 2021
Private Warrants	$43,877	—	(28,085)	(15,307)	$485

NOTE 4 — PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment, net, consisted of the following:
	December 31, 2021	December 31, 2020
Property, Plant & Equipment
Land	$326	$326
Buildings	6,223	6,223
Machinery and equipment	38,608	38,443
Vehicles	465	142
Construction in progress	337,124	56,529
	$382,746	$101,663
Less: Accumulated depreciation	—	—
Total	$382,746	$101,663
Construction in progress includes retooling and construction at the Company’s facility in Lordstown, Ohio and tooling held at various supplier locations. The Company is currently finalizing its production process, bringing acquired assets up to the level needed for commercial production and evaluating assets that will be necessary in the commercial production of the Endurance pickup truck. Completed assets will be transferred to their respective asset classes and depreciation will begin when an asset is ready for its intended use. As of December 31, 2021, commercial scale manufacturing has not begun and thus no depreciation was recognized in 2021, 2020 or 2019.
Property, plant and equipment also includes the manufacturing plant in Lordstown, Ohio which was purchased from GM in November 2019 for $20.0 million, recorded as a related party note payable. In early 2019, GM made the decision to halt manufacturing on its Chevrolet Cruze sedan which was manufactured at its Lordstown plant. The plant remained closed with no production until GM and the Company were able to agree on the terms of the asset purchase, which resulted in a purchase price significantly lower than the fair market value of the assets acquired. As of the date of the Business Combination, our related party note payable for the plant and interest totaled $20.8 million and was settled as part of the Business Combination.
During the quarter ended March 31, 2020, the Company also purchased property from GM for $1.2 million which was recorded to construction in progress. The corresponding due to related party balance was satisfied with equity at the consummation of the Business Combination as described in Note 10. During the quarter ended June 30, 2020, the Company sold equipment which it determined was not necessary for production which resulted in a gain on sale of the asset for $2.3 million.
During the fourth quarter of 2020, we also recognized an additional $23.2 million of property that was exchanged for Class A common stock as part of the Business Combination.
NOTE 5 — NOTE PAYABLE
On April 17, 2020, Lordstown entered into a Promissory Note with The Huntington National Bank, which provides for a loan in the amount of $1 million (the “PPP Loan”) pursuant to the Paycheck Protection Program under the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”). The PPP Loan had a two-year term and bears interest at a rate of 1.0% per annum. The Paycheck Protection Program provides that the PPP Loan may be partially or wholly forgiven if the funds are used for certain qualifying expenses as described in the CARES Act. During the quarter ended June 30, 2021, our $1.0 million loan was forgiven.
During the quarter ended September 30, 2020, the Company entered into “Placement Agency Agreements” with Maxim Group, LLC (“Maxim”) and existing shareholders. Pursuant to the terms of the Placement Agency Agreements, the Company issued “Convertible Promissory Notes” to a series of investors for proceeds worth $37.8 million net of transaction costs. In connection with the Closing described in Note 1, the Company issued an aggregate of approximately 4 million shares of Class A Common Stock in exchange for the Convertible Promissory Notes which we reflected as a noncash transaction on the statement of cash flow.

NOTE 6 — STOCK-BASED COMPENSATION
Legacy LMC’s 2019 Stock Option Plan (the “2019 Plan”) provides for the grant of incentive stock options (“ISO”) or non-qualified stock options (“NQSO) to purchase Legacy LMC common stock to officers, employees, directors, and consultants of Legacy LMC.
Each Legacy LMC option from the 2019 Plan that was outstanding immediately prior to the Business Combination, whether vested or unvested, was converted into an option under the 2020 Plan (defined below) to purchase a number of shares of Class A common stock (each such option, an “Exchanged Option”) equal to the product (rounded down to the nearest whole number) of (i) the number of shares of Legacy LMC common stock subject to such Legacy LMC option immediately prior to the Business Combination and (ii) the Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of such Legacy LMC option immediately prior to the consummation of the Business Combination, divided by (B) the Exchange Ratio. Except as specifically provided in the Business Combination Agreement, following the Business Combination, each Exchanged Option will continue to be governed by the same terms and conditions (including vesting and exercisability terms) as were applicable to the corresponding former Legacy LMC option immediately prior to the consummation of the Business Combination. All stock option activity was retroactively restated to reflect the exchanged options.
At the Company’s special meeting of stockholders held on October 22, 2020, the stockholders approved the 2020 Equity Incentive Plan (the “2020 Plan”). The aggregate number of additional shares authorized for issuance under the 2020 plan will not exceed 13 million. The 2020 Plan provides for the grant of stock options, restricted stock, restricted stock units (RSUs), stock appreciation rights, and performance units and performance shares intended to attract, retain, incentivize and reward employees, directors or consultants.
Options
The options are time-based and vest over the defined period in each individual grant agreement. The date at which the options are exercisable is defined in each agreement. The Board establishes the exercise price of the shares subject to an option at the time of the grant, provided, however, that (i) the exercise price of an ISO and NQSO shall not be less than 100% of the estimated fair value of the shares on the date of grant, and (ii) the exercise price of an ISO granted to a 10% shareholder shall not be less than 110% of the estimated fair value of the shares on the date of grant. Options generally become exercisable between one and four years after the date of grant and expire ten years from the date of the grant.
The Company recognizes compensation expense for the shares equal to the fair value of the option at the time of grant. The expense is recognized on a straight-line basis over the vesting period of the awards. The weighted-average grant date fair value of stock options granted to employees in 2021, 2020, and 2019 was $5.76 per share, $1.08 per share, and $1.09 per share, respectively. The estimated fair value of each stock option grant was computed using the following weighted average assumptions:
	December 31, 2021	December 31, 2020	December 31, 2019
Risk-free interest rate	0.39%	1.59%	1.73-1.93%
Expected term (life) of options (in years)	3.86	10.0	10.0
Expected dividends	—%	—%	—%
Expected volatility	50%	50%	50%
The expected volatility was estimated by management based on results from public companies in the industry.  The expected life of options granted in 2021 was estimated based on historical option exercise data as compared to previous years when the expected term of the awards granted was assumed to be the contract life of the option. The risk-free rate of return was based on market yields in effect on the date of each grant for United States Treasury debt securities with a maturity equal to the expected term of the award. The expected dividends are zero as the Company has not historically paid dividends.

The activities of stock options are summarized as follows:
(in thousands except for per option values and years)
	Number of Options	Weighted Average Exercise Price	Weighted Average Term (Years)	Aggregate Intrinsic Value ($000’s)
Outstanding, April 30, 2019	—	$—	—		$—
Granted	4,436	1.79
Exercised	—	—
Forfeited	(84)	1.79
Expired	—	—
Outstanding, December 31, 2019	4,352	$1.79	8.9	$
Granted	1,021	1.79
Exercised	—	—
Forfeited	—	—
Expired	—	—
Outstanding, December 31, 2020	5,373	$1.79	9.0	$
Granted	5,545	14.90
Exercised	(3,559)	1.79
Forfeited	(618)	22.60
Outstanding, December 31, 2021	6,741	$10.67	7.8		$2,967
Exercisable, December 31, 2021	1,340	$1.79	3.2		$2,224

*
The aggregate intrinsic value is calculated as the difference between the market value of our Class A common stock as of December 31, 2021 and the respective exercise prices of the options. The market value as of December 31, 2021 was $3.45 per share, which is the closing sale price of our Class A common stock on December 31, 2021, as reported by the Nasdaq Global Select Market.

Further details of our exercisable stock options and stock options outstanding are summarized as follows:
(in thousands except for per exercise prices and years)
		Options Outstanding		Options Exercisable
Range of Exercise Prices	Options Outstanding	Weighted Average Remaining Contractual Term	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price
$1.79 – $1.79	1,787	4.4	$1.79	1,340	$1.79
$4.11 – $5.69	1,758	9.6	$5.37	—	—
$5.85 – $11.41	1,475	9.2	$9.51	—	—
$16.22 – $16.22	78	9.2	$16.22	—	—
$26.77 – $26.77	1,643	8.3	$26.77	—	—
	6,741	7.8	$10.67	1,340	$1.79
RSUs
We calculate the grant date fair value of RSUs using the closing sale price of our Class A common stock on the grant date, as reported by the Nasdaq Global Select Market. The fair value of the unvested restricted stock units is recognized on a straight-line basis over the respective requisite service period.

The activities of RSUs are summarized as follows:
(in thousands except for fair values)
	Shares	Weighted AverageGrant Date Fair Value	Aggregate Intrinsic Value As of 12/31/2021
Outstanding, December 31, 2020	—	—
Awarded	6,414	$8.88
Released	—	—
Forfeited	(152)	$12.65
Outstanding, December 31, 2021	6,262	$8.78	$18,841

*
The aggregate intrinsic value is calculated using the market value of our Class A common stock as of December 31, 2021. The market value as of December 31, 2021 was $3.45 per share, which is the closing sale price of our Class A common stock on December 31, 2021, as reported by the Nasdaq Global Select Market.

Total stock-based compensation expense for the years ended December 31, 2021, and 2020, and for the period from April 30, 2019 to December 31, 2019 was $18.7 million, $2.8 million and $0.3 million, respectively. As of December 31, 2021, 2020 and 2019, unrecognized compensation expense was $63.7 million, $2.7 million and $4.4 million, respectively, for unvested options and awards.
NOTE 7 — CAPITAL STOCK AND EARNINGS PER SHARE
Our Charter provides for 312 million authorized shares of capital stock, consisting of (i) 300 million shares of Class A common stock and (ii) 12 million shares of preferred stock each with a par value of $0.0001. We had 196.4 million, 168.0 million and 68.3 million shares of Class A common stock issued and outstanding as of December 31, 2021, 2020 and 2019, respectively.
FASB ASC Topic 260, Earnings Per Share, requires the presentation of basic and diluted earnings per share (EPS). Basic EPS is calculated based on the weighted average number of shares outstanding during the period. Dilutive EPS is calculated to include any dilutive effect of our share equivalents. For the year ended December 31, 2021 our share equivalent included 3.8 million options,1.6 million BGL Warrants, and 2.3 million Private Warrants outstanding. For the year ended December 31, 2020 our share equivalent included 5.3 million options,1.6 million BGL Warrants, 6.6 million Public Warrants and 5.1 million Private Warrants outstanding. None of the stock options or warrants were included in the calculation of diluted EPS because we recorded a net loss for the years ended December 31, 2021 and 2020 as including these instruments would be anti-dilutive.
The weighted-average number of shares outstanding for basic and diluted loss per share is as follows:
(in thousands)
	Year ended December 31, 2021	Year ended December 31, 2020	For the period from April 30, 2019 to December 31, 2019
Basic and diluted weighted average shares outstanding	180,722	96,716	68,279
On July 23, 2021, the Company entered into an Equity Purchase Agreement with YA, pursuant to which YA has committed to purchase up to $400 million of our Class A common stock, at our direction from time to time, subject to the satisfaction of certain conditions. Such sales of Class A common stock, are subject to certain limitations, and may occur from time to time at our sole discretion, over the approximately 36-month period commencing on the date of the Equity Purchase Agreement, provided that a registration statement covering the resale by YA of the shares of Class A common stock purchased from us is declared effective by the SEC and the other conditions set forth in the Equity Purchase Agreement are satisfied. We filed the registration statement with the SEC on July 30, 2021, and it was declared effective on August 11, 2021.
Under applicable Nasdaq rules and the Equity Purchase Agreement, we will not sell to YA shares of our Class A common stock in excess of 35.1 million shares (the “Exchange Cap”), which is 19.9% of the shares of Class A common stock outstanding immediately prior to the execution of the Equity Purchase Agreement, unless (i) we obtain stockholder approval to issue shares of Class A common stock in excess of the Exchange Cap or (ii) the average price of all applicable sales of shares of Class A common stock under the Equity Purchase Agreement (including the Commitment Shares described below in the number of shares sold for these purposes) equals or exceeds $7.48 per share (which represents the lower of (i) the Nasdaq Official Closing Price (as reflected on Nasdaq.com) immediately preceding the signing of the Equity Purchase Agreement; or (ii) the average Nasdaq Official Closing Price of the Common Shares (as reflected on Nasdaq.com) for the five trading days immediately preceding the signing of the Equity Purchase Agreement). At current market prices of our shares of Class A common stock, without stockholder approval, the Exchange Cap would limit the amount of funds we are able to raise to significantly less than the $400 million commitment under the Equity Purchase Agreement.
We may direct YA to purchase amounts of our Class A common stock under the Equity Purchase Agreement that we specify from time to time in a written notice (an “Advance Notice”) delivered to YA on any trading day. The maximum amount that we may specify in an Advance Notice is equal to the lesser of: (i) an amount equal to thirty percent (30%) of the Daily Value Traded of the Class A common stock on the trading day immediately preceding an Advance Notice, or (ii) $30.0 million. For these purposes, “Daily Value Traded” is the product obtained by multiplying the daily trading volume of our Class A common stock by the volume weighted average price for that trading day. Subject to the satisfaction of the conditions under the Equity Purchase Agreement, we may deliver Advance Notices from time to time, provided that we have delivered all shares relating to all prior Advance Notices. The purchase price of the shares of Class A common stock will be equal to 97% of the simple average of the daily VWAPs for the three trading days following the Advance Notice as set forth in the Equity Purchase Agreement.
As consideration for YA’s irrevocable commitment to purchase shares of the Company’s Class A common stock upon the terms of and subject to satisfaction of the conditions set forth in the Equity Purchase Agreement, upon execution of the Equity Purchase Agreement, the Company issued 0.4 million shares of its Class A common stock to YA (the “Commitment Shares”).
During the year ended December 31, 2021, inclusive of the 0.4 million Commitment Shares, we issued 9.6 million shares to YA and received $49.4 million cash, net of equity issuance costs.
As of December 31, 2021, we were in compliance with the terms and conditions of the Equity Purchase Agreement and the remaining availability under the Equity Purchase Agreement was $350 million which is subject to certain limitations as described above.
NOTE 8 — INCOME TAXES
The reconciliation of the statutory federal income tax with the provision for income taxes is as follows at December 31:
(in thousands except for rate)
	2021	Rate	2020	Rate	2019	Rate
Federal tax benefit as statutory rates	$(86,177)	(21.0)%	$(26,050)	(21.0)%	$(2,182)	(21.0)%
Stock based compensation	(1,004)	(0.2)	192	0.2	21	0.2
Other permanent differences	60	—	32	—	1	—
Research and development credit	(68)	—	—	—	0
State & Local Taxes/ Other	(3,234)	(0.8)	—	—	—
Change in valuation allowance	90,423	22.0	25,826	20.8	2,160	20.8
Total tax benefit	$—	—%	$—	—%	$—	—%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided against deferred tax assets when, based on all available evidence, it is considered more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods. The Company cannot be certain that future taxable income will be sufficient to realize its deferred tax assets, and accordingly, a full valuation allowance has been provided on its deferred tax assets.
Components of the Company’s deferred tax assets are as follows at December 31:
	2021	2020
Deferred tax assets:
Share based compensation	$2,288	$436
Intangible assets and other	1,984	—
Research and development credit	136	—
Net operating losses	113,999	27,550
Total deferred tax assets	118,407	27,986
Valuation allowance	(118,407)	(27,986)
Total deferred tax assets, net of valuation allowance	$—	$—
The Company had $712.4 million and $131.2 million of net operating losses as of December 31, 2021 and 2020, respectively. No income taxes were paid during 2021, 2020 or 2019.
NOTE 9 — COMMITMENTS AND CONTINGENCIES
The Company has entered into a supply agreement with Samsung to purchase lithium-ion cylindrical battery cells. The agreement provides for certain pricing and minimum quantity parameters, including our obligation to purchase such minimum amounts which total approximately $16.3 million in 2022, subject to change for increases in raw material pricing.
The Company is subject to various pending and threatened legal proceedings arising in the ordinary course of business. The Company records a liability for loss contingencies in the consolidated financial statements when a loss is known or considered probable and the amount can be reasonably estimated. As of December 31, 2021, we have not established accruals or reserves as to most of our proceedings. Our provisions are based on historical experience, current information and legal advice, and they may be adjusted in the future based on new developments. Estimating probable losses requires the analysis of multiple forecasted factors that often depend on judgments and potential actions by third parties.
On October 30, 2020, the Company, together with certain of its current and former executive officers including Mr. Burns, Mr. LaFleur, Mr. Post and Mr. Schmidt, and certain of our other current and former employees, were named as defendants in a lawsuit filed by Karma Automotive LLC (“Karma”) in the United States District Court for the Central District of California (“District Court”). On November 6, 2020, the District Court denied Karma’s request for a temporary restraining order. On April 16, 2021, Karma filed an Amended Complaint that added additional defendants (two Company employees and two Company contractors that were previously employed by Karma) and a number of additional claims alleging generally that the Company unlawfully poached key Karma employees and misappropriated Karma’s trade secrets and other confidential information. The Amended Complaint contains a total of 28 counts, including: (i) alleged violations under federal law of the Computer Fraud and Abuse Act and the Defend Trade Secrets Act, (ii) alleged violations of California law for misappropriation of trade secrets and unfair competition; (iii) common law claims for breach of contract and tortious interference with contract; (iv) common law claims for breach of contract, including confidentiality agreements, employment agreements and the non-binding letter of intent; and (v) alleged common law claims for breach of duties of loyalty and fiduciary duties. The Amended Complaint also asserts claims for conspiracy, fraud, interstate racketeering activity, and violations of certain provisions of the California Penal Code relating to unauthorized computer access. Karma is seeking permanent injunctive relief and monetary damages.

After several months of discovery, Karma filed a motion for preliminary injunction on August 8, 2021, seeking to temporarily enjoin the Company from producing any vehicle that incorporated Karma’s alleged trade secrets. On August 16, 2021, Karma also moved for sanctions for spoliation of evidence. On September 16, 2021, the District Court denied Karma’s motion for a preliminary injunction, and denied, in part, and granted, in part, Karma’s motion for sanctions. As a result of its partial grant of Karma’s sanctions motion, the District Court awarded Karma a permissive adverse inference jury instruction, the scope of which will be determined at trial.
On January 14, 2022, Karma filed a motion for terminating sanctions (i.e., judgment in its favor on all claims) against the Company and defendant, Darren Post, as a result of Mr. Post’s handling of documents subject to discovery requests. The Company and Mr. Post opposed the request for sanctions. On February 10, 2022, the Court issued a tentative ruling denying Karma’s request for terminating sanctions but ordering Mr. Post and the Company to reimburse Karma for the costs incurred by Karma as a result of Mr. Post’s and the Company’s failure to comply with the Court’s orders, including attorneys’ fees and costs related to the filing of Karma’s motion for sanctions. Karma has yet to file a request for this reimbursement.
On January 27, 2022, the District Court granted the parties’ request to vacate the scheduled case deadlines and August 2022 trial date. Fact discovery is now scheduled to close on July 5, 2022. There are no other case deadlines or a scheduled trial date at this time. A status conference with the District Court has been set for March 7, 2022, at which time we expect case deadlines and a trial date to be established.
The Company is continuing to evaluate the matters asserted in the lawsuit and is vigorously defending against Karma’s claims. The Company continues to believe that there are strong defenses to the claims and any damages demanded. At this time, however, the Company cannot predict the outcome of this matter or estimate the possible loss or range of possible loss, if any. The proceedings are subject to uncertainties inherent in the litigation process.
Six related putative securities class action lawsuits were filed against the Company and certain of its current and former officers and directors and former DiamondPeak directors between March 18, 2021 and May 14, 2021 in the U.S. District Court for the Northern District of Ohio (Rico v. Lordstown Motors
Corp., et al. (Case No. 21-cv-616); Palumbo v. Lordstown Motors Corp., et al. (Case No. 21-cv-633); Zuod v. Lordstown Motors Corp., et al. (Case No. 21-cv-720); Brury, et al. v. Lordstown Motors Corp., et al. (Case No. 21-cv-760); Romano et al. v. Lordstown Motors Corp., et al., (Case No. 21-cv-994); and FNY Managed Accounts LLC, et al. v. Lordstown Motors Corp. et al., (Case No. 21-cv-1021). The matters have been consolidated and the Court appointed George Troicky as lead plaintiff and Labaton Sucharow LLP as lead plaintiff’s counsel. On September 10, 2021, lead plaintiff and several additional named plaintiffs filed their consolidated amended complaint, asserting violations of federal securities laws under Section 10(b), Section 14(a), Section 20(a), and Section 20A of the Exchange Act and Rule 10b-5 thereunder against the Company and certain of its current and former officers and directors. The complaint generally alleges that the Company and individual defendants made materially false and misleading statements relating to vehicle pre-orders and production timeline. Defendants filed their motion to dismiss on November 9, 2021, and plaintiffs filed their opposition on January 17, 2022. The motion to dismiss will be fully briefed by March 3, 2022. We intend to vigorously defend against the claims. The proceedings are subject to uncertainties inherent in the litigation process. We cannot predict the outcome of these matters or estimate the possible loss or range of possible loss, if any.
Four related stockholder derivative lawsuits were filed against certain of the Company’s officers and directors, former DiamondPeak directors, and against the Company as a nominal defendant between April 28, 2021 and July 9, 2021 in the U.S. District Court for the District of Delaware (Cohen, et al. v.
Burns, et al. (Case No. 21-cv-604); Kelley, et al. v. Burns, et al. (Case No. 12-cv-724); Patterson, et al. v.
Burns, et al. (Case No. 21-cv-910); Sarabia v. Burns, et al. (Case No. 21-cv-1010)). The derivative actions in the District of Delaware have been consolidated. On August 27, 2021, plaintiffs filed a consolidated amended complaint, asserting violations of Section 10(b), Section 14(a), Section 20(a) and Section 21D of the Exchange Act and Rule 10b-5 thereunder, breach of fiduciary duties, insider selling, and unjust enrichment, all relating to vehicle pre-orders, production timeline, and the merger with DiamondPeak. On October 11, 2021, defendants filed a motion to stay this consolidated derivative action pending resolution of the motion to dismiss in the consolidated securities class action. The motion is fully briefed as of December 22, 2021. Another related stockholder derivative lawsuit was filed in U.S. District Court for the Northern District of

Ohio on June 30, 2021 (Thai et al. v. Burns, et al. (Case No. 21-cv-1267)), asserting violations of Section 10(b), Section 14(a), Section 20(a) and Section 21D of the Exchange Act and Rule 10b-5 thereunder, breach of fiduciary duties, unjust enrichment, abuse of control, gross mismanagement, and waste, based on similar facts as the consolidated derivative action. On October 21, 2021, the court in the Northern District of Ohio derivative action entered a stipulated stay of the action and scheduling order relating to defendants’ anticipated motion to dismiss and/or subsequent motion to stay that is similarly conditioned on the resolution of the motion to dismiss in the consolidated securities class action. Another related stockholder derivative lawsuit was filed in the Delaware Court of Chancery on December 2, 2021 (Cormier v. Burns, et al. (C.A. No. 2021-1049)), asserting breach of fiduciary duties, insider selling, and unjust enrichment, based on similar facts as the federal derivative actions. On January 18, 2022, the defendants filed a motion to stay pending resolution of the consolidated securities class action. The parties do not yet have a schedule for briefing the motion to stay or responding to the complaint. A second related stockholder derivative lawsuit was filed in the Delaware Court of Chancery on February 18, 2022 (Jackson v. Burns, et al. (C.A. No. 2022-0164)), also asserting breach of fiduciary duties, unjust enrichment, and insider selling, based on similar facts as the federal derivative actions. The parties do not yet have a schedule for responding to the complaint. We intend to vigorously defend against the claims. The proceedings are subject to uncertainties inherent in the litigation process. We cannot predict the outcome of these matters or estimate the possible loss or range of possible loss, if any.
On December 2, 2020, Detroit Utilities (“DTEL”) filed a complaint with the Trumbull County Common Pleas Court in Warren, Ohio alleging we breached a Utilities Services Agreement due to non-payment for services which totaled approximately $0.2 million allegedly performed by Plaintiff between February 2020 and June 2020. DTEL also claims the breach included a violation of the negotiated termination clause in the Agreement and thus claims a $2.3 million termination penalty was invoked. The parties’ attempt at mediation in August 2021 was unsuccessful. On September 3, 2021, DTEL filed a Motion for Summary Judgement seeking a judgement in the amount of $2.5 million plus interest, for what it claims are unpaid invoices and penalties. On October 1, 2021, Lordstown filed its Opposition to the Motion for Summary Judgement and on October 15, 2021, DTEL filed its Reply in support of its Motion for Summary Judgement. On January 12, 2022, the court granted DTEL’s Motion for Summary Judgement, awarding $2.5 million, plus interest. On January 13, 2022, Lordstown filed a Motion to Stay Execution of Judgement. DTEL opposed the motion on January 24, 2022, seeking $2.5 million, plus interest through the date of the court’s order. Lordstown filed a Notice of Appeal on February 7, 2022 and is pursuing settlement discussions and, pending final disposition of the matter, the Company has accrued the judgement amount of $2.5 million as of December 31, 2021.
Two putative class action lawsuits were filed against former DiamondPeak directors and DiamondPeak Sponsor LLC on December 8 and 13, 2021 in the Delaware Court of Chancery (Hebert v. Hamamoto, et al. (C.A. No. 2021-1066); Amin v Hamamoto, et al. (C.A. No. 2021-1085)). The plaintiffs purport to represent a class of investors in DiamondPeak and assert breach of fiduciary duty claims based on allegations that the defendants made or failed to prevent alleged misrepresentations regarding vehicle pre-orders and production timeline, and that but for those allegedly false and misleading disclosures, the plaintiffs would have exercised a right to redeem their shares prior to the de-SPAC transaction. On January 10 and 18, 2022, the defendants filed motions to dismiss these actions. On February 9, 2022, the parties filed a stipulation and proposed order consolidating the two putative class action lawsuits, appointing Hebert and Amin as co-lead plaintiffs, appointing Bernstein Litowitz Berger & Grossmann LLP and Pomerantz LLP as co-lead counsel and setting a briefing schedule for the motions to dismiss and motions to stay. The motions to stay were fully briefed as of February 23, 2022 and are scheduled for oral argument on February 28, 2022. The motions to dismiss will be fully briefed on April 27, 2022 and are scheduled for oral argument on May 10, 2022.
The Company has also received two subpoenas from the SEC for the production of documents and information, including relating to the merger between DiamondPeak and Legacy Lordstown and pre-orders of vehicles, and the Company has been informed by the U.S. Attorney’s Office for the Southern District of New York that it is investigating these matters. The Company has cooperated, and will continue to cooperate, with these and any other regulatory or governmental investigations and inquiries.
Except as described above, the Company is not a party to any material legal proceedings and is not aware of any pending or threatened claims. From time to time however, the Company may be subject to various legal proceedings and claims that arise in the ordinary course of its business activities.

NOTE 10 RELATED PARTY TRANSACTIONS
On November 7, 2019, the Company entered into an Asset Transfer Agreement, Operating Agreement and separate Mortgage Agreement (collectively, the “GM Agreements”) with GM. Pursuant to the GM Agreements, the Company incurred debt to GM recorded as a related party note payable in the principal amount of $20.0 million, secured by the real property described in Note 4. The Company had imputed interest of 5% on the related party note payable until February 1, 2020 when the stated interest rate of 7% began per the terms of the GM Agreement. As of the date of the Business Combination, our related party note payable for the plant and interest totaled $20.8 million and was settled as part of the Business Combination.
In conjunction with the Operating Agreement described above, the Company was also required to reimburse GM for expenditures related to general plant maintenance and compliance associated with the Lordstown facility. The Company recorded expenses of $2.1 million and $2.6 million during the year ended December 31, 2021 and the period from April 30, 2019 to December 31, 2019, respectively. Additionally, the Company also purchased property from GM for $1.2 million which was recorded to CIP. As of the date of the Closing, we had accrued a total of $5.9 million as a Due to Related Party liability which was converted to equity as part of the Business Combination.
On May 28, 2020, the Company entered into a Convertible Promissory Note (the “Convertible Note”) with GM that provided financing to the Company of up to $10.0 million secured by the Company’s property, plant and equipment and intangible assets. Pursuant to the terms of the Convertible Note, the Company had the ability to periodically draw down on the Convertible Note to meet its working capital needs. The Convertible Note had a $5.0 million balance at the closing of the Business Combination and was converted to equity as described in Note 1.
In August 2020, we entered into an emissions credit agreement with GM pursuant to which, and subject to the terms of which, during the first three annual production/model years wherein we produce vehicles at least ten months out of the production/model year, the counterparty will have the option to purchase such emissions credits as well as emissions credits from any other U.S. state, country or jurisdiction generated by vehicles produced by us not otherwise required by us to comply with emissions laws and regulations at a purchase price equal to 75% of the fair market value of such credits. While we plan for our first three annual production/model years for the purpose of this agreement to be 2023, 2024 and 2025, it is possible that this agreement could extend beyond these model years if we do not achieve ten or more months of production during those annual production/model years.
As of December 31, 2020, GM was no longer determined to be a related party.
On November 7, 2019, the Company entered into a transaction with Workhorse Group Inc., for the purpose of obtaining certain intellectual property. In connection with granting this license, Workhorse Group received 10% of the outstanding Legacy Lordstown common stock and was entitled to royalties of 1% of the gross sales price of the first 200,000 vehicle sales. As of December 31, 2020, intangible assets included patents, copyrights, trade secrets, know-how, software, and all other intellectual property and proprietary rights connected with the electric pickup truck and other electric vehicle technology owned by Workhorse and contributed in exchange for equity in the Company.
In November 2020, we pre-paid a royalty payment to Workhorse Group in the amount of $4.75 million. The upfront royalty payment represented an advance on the royalties discussed above but only to the extent that the aggregate amount of such royalty fees exceeded the amount paid upfront. The upfront royalty payment was recorded as a prepaid expense and an other non-current assets as of December 31, 2020 and December 31, 2021, respectively.
During the year ended December 31, 2021, we continued to refine the design of the Endurance and considered technologies we would use in future vehicles. Given the lack of Workhorse technology used in the Endurance and new management’s strategic direction of the Company, inclusive of the transactions contemplated with Foxconn as detailed in Note 1, we deemed it appropriate to change the useful life of the technology we acquired from Workhorse to zero months. As such, we recorded accelerated amortization of $11.1 million during the year ended December 31, 2021.
As of September 30, 2021, Workhorse Group was no longer determined to be a related party.